UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.	12 months accumulated

CDI	3.99	4.18	4.31	4.04	18.84
IBOVESPA	12.70	1.58	5.93	13.44	42.62
USD – Commercial Rate	(7.14)	0.43	5.33	(7.19)	(18.52)
IGP-M	1.96	1.55	0.99	0.70	0.35
IPCA – IBGE	2.00	1.79	1.67	1.44	5.32
TJLP	2.35	2.35	2.35	2.18	9.56
TR	0.47	0.55	0.63	0.51	2.80
Savings Deposits	1.98	2.06	2.15	2.03	9.14
Number of Business Days	62	61	62	63	253

Indicators	Closing Amount

	2004	2005		2006

	December	March	December	March

Commercial U.S. dollar for sale – (R$)	2.6544	2.6662	2.3407	2.1724
Euro – (R$)	3.6195	3.4603	2.7691	2.6327
Argentine Peso – (R$)	0.8955	0.9141	0.7738	0.7050
Country Risk (Points)	383	456	305	235
SELIC – COPOM Base rate (% p.a.)	17.75	19.25	18.00	16.50
Pre- BM&F rate – 1 year (% p.a.)	17.85	19.17	16.40	14.84

Deposits	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

	2004	2005		2006		2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.		4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Demand					Income Tax	25	25	25	25
Deposits (1)	45	45	45	45	Social Contribution	9	9	9	9
Additional (2)	8	8	8	8	PIS (1)	0.65	0.65	0.65	0.65
Time Deposits (3)	15	15	15	15	COFINS (2)	4	4	4	4
Additional (2)	8	8	8	8	Legal Reserve on Net Income	5	5	5	5
Savings Account (4)	20	20	20	20	Maximum Fixed Assets (3)	50	50	50	50
Additional (2)	10	10	10	10	Capital Adequacy Ratio Basel (4)	11	11	11	11
(1) Cash deposit – No remuneration.					(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – SELIC rate.					(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative COFINS).
(3) Restricted Securities. From the amount calculated at 15%, R$ 300 million may be deducted as per Brazilian Central Bank instructions, effective from November 8, 2004.					(3) Maximum fixed assets are applied over reference equity.
					(4) Reference Equity may not be lower than 11% of weighted assets.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions, which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers and any other delays in loan operations; increase in the allowance for loan losses; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

We transcribe below the annual report filed with the SEC – “Risk Factors” and “Critical Accounting Practices” sections of Form 20-F, to assure Bradesco’s adhesion to best international practices for transparency and corporate governance, describing the risk factors and the critical accounting practices which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions may have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent intervention by the Brazilian government and volatile economic cycles. In addition, our financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal and taxation policies to influence the course of Brazil’s economy. We cannot predict what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Getulio Vargas Foundation) reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s inflation rates were 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian marketable securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last four years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and while Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

4) Developments in other emerging markets may adversely affect in a negative manner the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected in a negative manner by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced by the local economy and other emerging countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each Country, investors’ reaction to developments in one Country may affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Occasionally, developments in other countries have adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may negatively affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, lending limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended. The manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance sectors. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations, reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) The majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On March 31, 2006 Cidade de Deus – Companhia Comercial de Participações, which we name as “Cidade de Deus Participações”, held 48.44% of our common stocks and Fundação Bradesco directly and indirectly held 46.20% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following discussion outlines the accounting policies deemed as critical, in terms of materiality, areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses and leasing based on the analysis of our loan operations portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1.0% in delinquency rate expected for our loan operations portfolio in full performance on December 31, 2005, the allowance for loan losses would increase approximately R$ 30 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our determination of allowance for loan losses. The analysis should not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses see content of loan operations included in Chapter 3 of this Report and notes 3e and 10 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the price market-quoted price may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholders’ agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of marketable securities and derivative financial instruments, see notes 3c, 3d and 8 included in the Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on whether we classify them in the acquisition as for trading, available for sale or held to maturity. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in the note 8 included in the Chapter 8 of this Report.

4) Income Tax and Social Contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and income tax and social contribution payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and income tax and social contribution payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time, as a result of occurrences or unpredictable circumstances, influencing our determination of value of our tax liabilities.

Constantly we monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets. For further information about Bradesco’s income tax and social contribution, see notes 3f and 34 to our financial statements included in the Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which also include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and savings bonds, the choice of useful lives of certain assets and the determination if an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, actual results may differ from such estimates.

Corporate Strategy

We understand that the expansion of the Brazilian economy will stimulate a solid growth in a portion of the population needing financial services, and accordingly, an expansion of demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position, as the largest private bank in Brazil, to expand profitability, maximizing value to our stockholders and generating higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be the first option of all our clients towards all their financial services needs. Our goal is to be a “Banco Completo” (all-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as retail bank, supported by a staff with more than 74 thousand employees, a wide service network, including our branches, corporate site branches, Banco Postal and correspondent banks, besides the ATMs, always concerned with the expansion of business volume and also operate as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but also are focused on the frequent improvement of products and distribution channels. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in the Company.

The key elements of our business strategy are:

– expansion by means of organic growth;
– performance based on the business model of a large banking institution, having as subsidiary an important insurance company, which we name as “Modelo Banco-Seguros” (Insurance Bank Model), with a view to maintaining our profitability and consolidate our leadership in the insurance industry.
– increase of revenues, profitability and value to stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– obtain profitability and return to the stockholders by means of improved efficiency ratio;
– maintain acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for growth in the financial and insurance segments, mainly by means of increased business volume. We intend to take advantage of such opportunities, increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, to expand our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via the Banco Postal;

– using the distribution channels in benefit of the Bank, including our traditional Branch Network and technology to access the Internet in order to identify demand for new products;
– offering our customer base, broadly, our products and services;
– using the systems of our branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate commercialization platforms; and
– developing varied products, in compliance with the needs of our clients, both current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” of our clients, thus increasing attendance to meet their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branches network, distribution services via the Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products; and
– maintaining acceptable risk levels in our operations by means of a strategy of :

•	setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
•	carrying out hedge transactions, so that to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements;
•	entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks; and
•	should IRB be privatized, participate in reinsurance business by means of partnership with renowned reinsurance company, by using our total share of 21% in IRB.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned with higher revenues and profitability in our banking operations, with the following measures:

– carry out our traditional activities of deposits and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– build our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;
– intensively seek the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expand our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increase our revenues from assets management and private pension plans; and
– continuously build our high income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in the assets management.

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs. We maintain the commitment of being ahead in the banking automation process, by creating opportunities to the Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (WebPoints) in public sites and allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to check their bank accounts and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operational costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity with processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions, mainly available by means of privatizations. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increase its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Summarized Statement of Income Analysis	12	Analysis of the Statement of Income	22
Highlights	14	Comparative Balance Sheet	39
Bradesco’s Stocks	17	Equity Analysis	40
Comparative Statement of Income	21

2 – Main Information on Statement of Income			51

Consolidated Statement of Income	52	Analysis of the Adjusted Net Interest Income and
Profitability	54	Average Rates	58
Results by Business Segment	56	Allowance for Doubtful Accounts	65
Change in the Main Items of Statement of Income	56	Fee Income	66
Change in Net Interest Income Items plus		Administrative and Personnel Expenses	67
Exchange Adjustment	57	Operating Efficiency	68
		Other Indicators	70

3 – Main Information on Balance Sheet			71

Consolidated Balance Sheet	72	Funding	83
Total Assets by Currency and Maturities	74	Checking Accounts	84
Marketable Securities	75	Savings Accounts	84
Loan Operations	76	Assets under Management	86

4 – Operating Companies			89

Grupo Bradesco de Seguros e Previdência	90	Leasing Companies	107
– Insurance Companies	90	Bradesco Consórcios (Consortium Purchase Plans)	109
– Vida e Previdência (Private Pension Plan)	96	Bradesco S.A. – Corretora de Títulos e
– Savings Bonds	100	Valores Mobiliários	114
Banco Finasa	105	Bradesco Securities, Inc.	116

5 – Operational Structure			117

Corporate Organization Chart	118	Risk Management and Compliance	137
Administrative Body	120	– Credit Risks, Operating Risks, Market Risks,
Risk Ratings	121	Internal Controls and Compliance	137
Ranking	122	– Liquidity Risk Management	143
Market Segmentation	123	– Capital Risk Management	143
Bradesco Corporate	123	Cards	145
Bradesco Empresas (Middle Market)	124	International Area	149
Bradesco Private	125	Capital Market	152
Bradesco Prime	125	Cash Management Solutions	153
Bradesco Varejo (Retail)	126	Bookkeeping of Assets and
Banco Postal	126	Qualified Custody Services	156
Customer Service Network	128	Business Processes	157
Bradesco Day and Night Customer Service Channels	131	Acknowledgments	160
Investments in Infrastructure, Information
Technology and Telecommunications	137

6 – Social-Environmental Responsibility			159

		Bradesco Organization and The Social-environmental Responsibility
Human Resources	162		178
Social-cultural Events	172	Social Report	184
Finasa Sports Program	173
Fundação Bradesco	173

7 – Independent Auditors’ Report			185

Report of Independent Auditors on Limited Review of Supplementary Information			186

8 – Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report			187

		Consolidated Value Added Statement	199
Management Report	188	Index of Notes to the Financial Statements	200
Consolidated Balance Sheet	191	Notes to the Financial Statements	201
Consolidated Statement of Income	195	Management Bodies	258
Statement of Changes in Stockholders’ Equity	196	Independent Auditors’ Report	259
Consolidated Statement of Changes in		Fiscal Council’s Report	260
Financial Position	197
Consolidated Cash Flow	198

Glossary of Technical Terms			261

Cross Reference Index			264

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

ABC	– Activity-Based Costing	FlRN	– Floating Rate Note
ABEL	– Brazilian Association of Leasing Companies	FxRN	– Fixed Rate Note
ABM	– Activity-Based Management	GDAD	– Management of Performance and Support to Decisions
ACC	– Advances on Foreign Exchange Contracts	IBA	– Brazilian Actuarial Institute
ACM	– Automated Consulting and Contract Machine	IBMEC	– Brazilian Capital Market Institute
ADR	– American Depositary Receipt	IBNR	– Incurred But Not Reported
ADS	– American Depositary Share	IBOVESPA	– São Paulo Stock Exchange Index
ADVB	– Association of Sales and Marketing Managers of Brazil	IBRACON	– Brazilian Institute of Independent Auditors
ANAPP	– National Association of Private Pension Plan Companies	IEO	– Operating Efficiency Ratio
ANBID	– National Association of Investment Banks	IFC	– International Finance Corporation (Sociedade Financeira Internacional)
ANS	– National Agency for Supplementary Healthcare
ANSP	– National Academy of Insurance and Private Pension Plans	IFT	– Quarterly Financial Information
AP	– Personal Accident	IGP-DI	– General Price Index – Internal Availability
APIMEC	– Association of the Capital Markets Investment Analysts and Professionals	IGP-M	– General Price Index – Market
		INSS	– Social Security National Institute
ATM	– Automated Teller Machine	IPCA	– Extended Consumer Price Index
BACEN	– Brazilian Central Bank	IPTU	– Municipal Real Estate Tax
BDR	– Brazilian Depositary Receipt	IR	– Income Tax
BM&F	– Mercantile and Futures Exchange	IRRF	– Withholding Income Tax
BNDES	– National Bank for Economic and Social Development	ISO	– International Standard Organization
BOVESPA	– São Paulo Stock Exchange	ISE	– Corporate Sustainability Index
CBLC	– Brazilian Settlement and Custody Company	ISS	– Tax on Services
CDB	– Bank Deposit Certificate
CDC	– Consumer Sales Financing	JCP	– Interest on Own Capital
CDI	– Interbank Deposit Certificate	LATIBEX	– Latin American Stock Exchange Market in Euros (Spain)
CEF	– Federal Savings Bank	MBA	– Master of Business Administration
CEID	– State Department for the Integration of Disabled People	MP	– Provisional Measure
CETIP	– Clearing House for the Custody and Financial Settlement of Securities	NBR	– Registered Brazilian Rule
		NYSE	– New York Stock Exchange
CFC	– Federal Accounting Council	OIT	– International Labor Organization
CID	– Digital Inclusion Center	ON	– Common Stocks
CMN	– National Monetary Council	ONG	– Non-Governmental Organization
CNSP	– National Private Insurance Council	ONU	– UN (United Nations)
COBIT	– Control Objectives for Information and Related Technology	PDD	– Allowance for Doubtful Accounts
COFINS	– Contribution for Social Security Financing	PGBL	– Unrestricted Benefits Generating Plan
COPOM	– Monetary Policy Committee	PIS	– Social Integration Program
COSIF	– Chart of Accounts for National Financial System Institutions	PL	– Stockholders’ Equity
COSO	– Committee of Sponsoring Organizations	PLR	– Employee Profit Sharing
CPMF	– Provisory Contribution on Financial Transactions	PN	– Preferred Stocks
CRI	– Certificate of Real Estate Receivables	PTRB	– Online Tax Payment
CS	– Social Contribution	RCF	– Optional Third-Party Liability
CVM	– Brazilian Securities Commission	RE	– Basic lines (of Insurance Products)
DPVAT	– Compulsory Vehicle Insurance	ROA	– Return on Assets
DR	– Depositary Receipt	ROE	– Return on Stockholders’ Equity
DRE	– Statement of Income	SANA	– Automatic System of Stocks Negotiation
DTVM	– Securities Dealer	SAP	– Systems Applications and Products
DVA	– Value-Added Statement	SBPE	– Brazilian Savings and Loan System
D&O	– (Directors and Officers) – Insurance Specific for the Board of	SEBRAE	– Brazilian Micro and Small Business Support Service
	Director’s Members, Directors and Officers	SEC	– U.S. Securities and Exchange Commission
EPE	– Specific Purpose Entities	SELIC	– Special Clearance and Custody System
ERP	– Enterprise Resource Planning	SESI	– National Industry Social Service
EXIM	– Export and Import – BNDES Financing Line	SFH	– National Housing System
FEBRACE	– Brazilian Symposium of Science and Engineering	SIPAT	– Internal Week of Labor Accident Prevention
FGTS	– Government Severance Indemnity Fund for Employees	SPB	– Brazilian Payment System
FGV	– Getulio Vargas Foundation	SPE	– Specific Purpose Entity
FIA	– Management Institute Foundation	SUSEP	– Superintendence of Private Insurance
FIDC	– Credit Right Funds	TED	– Instant Online Transfer
FIE	– Exclusive Investment Fund	TJLP	– Long-term Interest Rate
FINABENS	– Financing Line of other Assets and Services	TR	– Reference Rate
FINAME	– Fund for Financing the Acquisition of Industrial Machinery and Equipment	TVM	– Marketable Securities

FIPE	– Economic Research Institute Foundation	VaR	– Value at Risk
FIPECAFI	– Accounting, Actuarial and Financial Research Institute Foundation	VGBL	– Long-term Life Insurance

1 - Bradesco – Line by Line

Summarized Statement of Income Analysis

1st Quarter/05 x 1st Quarter/06 – R$ million

	Statement of Income		Adjustments		Adjusted Statement		Variation
			(1)		of Income

	1st Qtr.		1st Qtr.		1st Qtr.		Amount	%

	2005	2006	2005	2006	2005	2006

Net Interest Income (2)	3,999	5,260	(337)	(285)	3,662	4,975	1,313	35.9
Allowance for Doubtful Accounts – PDD (3)	(635)	(938)	–	–	(635)	(938)	(303)	47.7
Intermediation Gross Income	3,364	4,322	(337)	(285)	3,027	4,037	1,010	33.4
Insurance Operating Income (4)	(214)	115	327	–	113	115	2	1.8
Fee Income (5)	1,661	2,040	–	–	1,661	2,040	379	22.8
Personnel Expenses (6)	(1,221)	(1,419)	–	–	(1,221)	(1,419)	(198)	16.2
Other Administrative Expenses (6)	(1,192)	(1,317)	–	–	(1,192)	(1,317)	(125)	10.5
Tax Expenses (6)	(405)	(544)	1	36	(404)	(508)	(104)	25.7
Other Operating Income/Expenses	(409)	(700)	–	–	(409)	(700)	(291)	71.1
Operating Income	1,584	2,497	(9)	(249)	1,575	2,248	673	42.7
Non-Operating Income	(6)	(32)	–	–	(6)	(32)	(26)	433.3
Income Tax, Social Contribution and Minority Interest
	(373)	(935)	9	249	(364)	(686)	(322)	88.5
Net Income	1,205	1,530	–	–	1,205	1,530	325	27.0

In the quarter ended on March 31, 2006, Bradesco’s net income reached R$ 1,530 million, accounting for an 27.0% growth in relation to net income of the same period of the previous year. Bradesco’s stockholders’ equity amounted to R$ 20,375 million as of March 31, 2006, equivalent to a 23.2% increase compared to the balance as of March 31, 2005. Consequently, the annualized return on stockholders’ equity (ROE) reached 33.6% . Total consolidated assets reached R$ 216,391 million at the end of the first quarter of 2006, a 13.1% growth in relation to the balance of same date of the previous year. The annualized return on total assets (ROA), in the 1st quarter of 2006, was 2.9% . Earnings per stock reached R$ 1.56.

(1) Adjustments

The effects outlined below were annulled between items:

(i) partial income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 10 million and R$ 285 million in the 1st quarter of 2005 and 2006, respectively; and

(ii) extraordinary provision in the amount of R$ 324 million was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”), which was offset by a positive result verified in the partial sale of our stake in Belgo-Mineira, R$ 327 million in the 1st quarter of 2005.

Excluding these adjustments, the main items, which influenced the net income in the 1st quarter of 2006 compared to the 1st quarter of 2005 are outlined below:

(2) Net Interest Income – R$ 1,313 million

Such growth is basically due to “interest” component, with a share of R$ 1,048 million, caused by an increment in the business volume, pointing out a 50.6% increase in the volume of loan operations for individuals in the 12-month period ended on March 31, 2006, mainly concerned with consumer sales and personal loan financing, the spread of which is higher when compared to the corporate portfolio. In the “non-interest” component, with a share of R$ 265 million, the highlight was for the largest gains of TVM and treasury in the 1st quarter of 2006.

(3) Allowance for Doubtful Accounts – R$ 303 million

The variation is mostly due to a 28.0% increase in the volume of loan operations in the 12-month period ended on March 31, 2006, pointing out the individual client operations, under the type “personal loan”, climbing 73.5%, which in view of its specific characteristic requires a higher volume of provision.

(4) Income from Insurance, Private Pension Plan and Savings Bonds Operations – R$ 2 million

The Result of Operations of Insurance, Private Pension Plan and Savings Bonds remained practically stable in the 1st quarter of 2006 compared to the 1st quarter of 2005.

(5) Fee Income – R$ 379 million

The increase in the period is mainly due to a higher average volume of operations, combined with the improvement in the segmentation process.

(6) Personnel, Administrative and Tax Expenses – R$ 427 million

Out of such amount, R$ 198 million of personnel expenses basically due to the increase in salary levels resulting from the collective bargaining agreement of 2005, for higher “PLR” expenses, for higher expenses with provision for labor proceedings in the 1st quarter of 2006, and for the acquisition of Banco BEC; and R$ 125 million of other administrative expenses basically referring to effects on increased volume of business, for the acquisition of BEC in the 1st quarter of 2006 and for contractual adjustments in the period; and R$ 104 million of tax expenses derive basically from the increase of PIS/COFINS expenses, due to the increase in taxable income in the 1st quarter of 2006 compared to the same period of 2005.

4th Quarter/05 x 1st Quarter/06 – R$ million

	Statement of		Adjustments		Adjusted Statement		Variation
	Income		(1)		of Income

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr	Amount	%

	2005	2006	2005	2006	2005	2006

Net Interest Income (2)	4,429	5,260	174	(285)	4,603	4,975	372	8.1
Allowance for Doubtful Accounts –
PDD (3)	(770)	(938)	–	–	(770)	(938)	(168)	21.8
Intermediation Gross Income	3,659	4,322	174	(285)	3,833	4,037	204	5.3
Insurance Operating Income (4)	263	115	–	–	263	115	(148)	(56.3)
Fee Income (5)	2,010	2,040	–	–	2,010	2,040	30	1.5
Personnel Expenses (6)	(1,361)	(1,419)	–	–	(1,361)	(1,419)	(58)	4.3
Other Administrative Expenses (6)	(1,439)	(1,317)	–	–	(1,439)	(1,317)	122	(8.5)
Tax Expenses (6)	(501)	(544)	(22)	36	(523)	(508)	15	(2.9)
Other Operating Income/Expenses	(757)	(700)	–	–	(757)	(700)	57	(7.5)
Operating Income	1,874	2,497	152	(249)	2,026	2,248	222	11.0
Non-Operating Income	(69)	(32)	–	–	(69)	(32)	37	(53.6)
Income Tax, Social Contribution and
Minority Interest	(342)	(935)	(152)	249	(494)	(686)	(192)	38.9
Net Income	1,463	1,530	–	–	1,463	1,530	67	4.6

In the 1st quarter of 2006, Bradesco’s net income reached R$ 1,530 million, which corresponds to a 4.6% increase when compared to the 4th quarter of 2005. Bradesco’s stockholders’ equity amounted to R$ 20,375 million on March 31, 2006, corresponding to a 5.0% increase in relation to the balance as of December 31, 2005. Total consolidated assets reached R$ 216,391 million at the end of March 2006, growing 3.7% in the quarter.

(1) Adjustments

The partial income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy was R$ (174) million and R$ 285 million in the 4th quarter of 2005 and in the 1st quarter of 2006, respectively. Excluding these adjustments, main items, which influenced the net income in the 1st quarter of 2006 are outlined below:

(2) Net Interest Income – R$ 372 million

Such growth is basically due to “non-interest” component, with a share of R$ 311 million, motivated b higher treasury and TVM gains in the quarter. The “interest” component, with a share of R$ 61 million was the result of a business volume expansion in the quarter, pointing out a 7.5% increase in the volume of loan operations for individuals, mainly concerned with consumer financing and personal loan.

(3) Allowance for Doubtful Accounts – R$ 168 million

The variation is mainly due to the growth of 4.1% in the volume of loan operations in the 1st quarter of 2006, mainly operations for individuals, in the “personal loan” category, with an increase of 7.5%, which, due to its specific characteristics, requires a higher volume of provision, in addition to the typical seasonal increase of the 1st quarter.

(4) Income from Insurance, Private Pension Plans and Savings Bonds Operations – R$ (148) million

The variation is basically due to the better performance in the 4th quarter of 2005, in the sale of "PGBL" and "VGBL" products, due to the seasonality of that period.

(5) Fee Income – R$ 30 million

Such increase is mostly due to an expansion in the average volume of operations in the period, pointing out the items “Fund Management”, “Loan Operations” and “Checking Account”.

(6) Personnel, Administrative and Tax Expenses – R$ (79) million

Such variation is mostly due to: (i) lower administrative expenses – advertising, referring to the intensification of ads at the end of 2005; (ii) lower CPMF tax expenses, in view of the issuances of debentures which took place in the 4th quarter of 2005; mitigated by: (iii) higher personnel expenses, due to the higher “PLR” expenses and higher labor proceedings expenses in the 1st quarter of 2006 and for the acquisition of Banco BEC, which were partially mitigated by vacation concentration.

Highlights

Income

	R$ million

	1st Qtr.		Variation %	4th Qtr.	1st Qtr.	Variation %

	2005	2006		2005	2006

Net Interest Income	3,999	5,260	31.5	4,429	5,260	18.8
Adjusted Net Interest Income	3,662	4,975	35.9	4,603	4,975	8.1
Allowance for Doubtful Accounts Expenses	635	938	47.7	770	938	21.8
Fee Income	1,661	2,040	22.8	2,010	2,040	1.5
Insurance, Private Pension Plans and Savings Bonds Retained
Premiums	2,796	3,458	23.7	4,304	3,458	(19.7)
Personnel Expenses	1,221	1,419	16.2	1,361	1,419	4.3
Other Administrative Expenses	1,192	1,317	10.5	1,439	1,317	(8.5)
Operating Income	1,584	2,497	57.6	1,874	2,497	33.2
Net Income	1,205	1,530	27.0	1,463	1,530	4.6

Balance Sheet

	R$ million

	March		Variation %	December	March	Variation %

	2005	2006		2005	2006

Total Assets	191,299	216,391	13.1	208,683	216,391	3.7
Marketable Securities	64,842	68,669	5.9	64,451	68,669	6.5
Loan and Leasing Operations	65,979	84,426	28.0	81,130	84,426	4.1
Permanent Assets	4,711	4,808	2.1	4,358	4,808	10.3
Deposits	71,372	74,482	4.4	75,406	74,482	(1.2)
Borrowings and Onlendings	15,634	15,611	(0.1)	16,563	15,611	(5.7)
Technical Provisions	35,328	42,555	20.5	40,863	42,555	4.1
Stockholders’ Equity	16,538	20,375	23.2	19,409	20,375	5.0

Change in Number of Outstanding Stocks

	Common stock	Preferred stock	Total

Number of Outstanding Stocks on March 31, 2005	246,901,890	244,970,706	491,872,596
Stocks acquired and canceled	(1,944,738)	(1,287)	(1,946,025)
Stocks acquired and not canceled	(464,300)	–	(464,300)
100% Bonus	244,957,152	244,969,419	489,926,571
Number of Outstanding Stocks on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks Acquired and Cancelled	–	(30,000)	(30,000)
Stocks Acquired and not Cancelled	(77,200)	–	(77,200)
Number of Outstanding Stocks on March 31, 2006	489,372,804	489,908,838	979,281,642

Stock Performance

	R$

	1st Qtr.		Variation %	4th Qtr.	1st Qtr.	Variation %

	2005	2006		2005	2006

Net Income per Stock (*)	1.22	1.56	27.9	1.49	1.56	4.7
Dividends/JCP per Stock– ON (after IR) (*)	0.304	0.446	46.7	0.335	0.446	33.1
Dividends/JCP Per Stock – PN (after IR) (*)	0.334	0.490	46.7	0.368	0.490	33.1
Book Value per Stock (ON and PN) (*)	16.81	20.81	23.8	19.82	20.81	5.0
Last Business Day Average Price – ON	33.58	70.44	109.8	64.02	70.44	10.0
Last Business Day Average Price – PN	38.67	77.91	101.5	68.19	77.91	14.3
Market Value (R$ million) (**)	35,523	72,640	104.5	64,744	72,640	12.2
(*)	For the purposes of comparison, the amounts were adjusted by 100% due to stocks bonus occurred as of 11.22.2005.
(**)	Number of stocks (disregarding the treasury stocks) x average quotation of the last day of the period.

Cash Generation

	R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Income	1,058	1,205	1,463	1,530
Equity in the Earnings of Affiliated Companies	(45)	5	(7)	(5)
Allowance for Doubtful Accounts	489	635	770	938
Allowance/Reversal for Mark-to-Market	(2)	7	8	16
Depreciation and Amortization	120	116	134	109
Goodwill Amortization	212	96	182	119
Others	(6)	31	3	28
Total	1,826	2,095	2,553	2,735

Added Value

	R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Added Value (A+B+C)	3,074	3,204	3,662	4,423
A – Gross Income from Financial Intermediation	3,027	3,364	3,659	4,322
B – Fee Income	1,675	1,661	2,010	2,040
C – Other Operating Income/Expenses	(1,628)	(1,821)	(2,007)	(1,939)
Distribution of Added Value (D+E+F+G)	3,074	3,204	3,662	4,423
D – Employees	1,115	1,065	1,186	1,246
E – Government	901	934	1,013	1,647
F – JCP/Dividends to Stockholders (paid and provisioned)	340	366	344	539
G – Reinvestment of Profits	718	839	1,119	991
Distribution of Added Value – percentage	100.0	100.0	100.0	100.0

Employees	36.2	33.3	32.4	28.2
Government	29.3	29.1	27.7	37.2
JCP/Dividends to Stockholders (paid and provisioned)	11.1	11.4	9.4	12.2
Profit Reinvestments	23.4	26.2	30.5	22.4

Fixed Assets to Stockholders’ Equity Ratio – Calculation Statement

	R$ million

	2004	2005		2006

	December	March	December	March

Stockholders’ Equity + Minority Stockholders	15,285	16,590	19,467	20,447
Subordinated Debts	5,663	5,743	6,290	8,549
Tax Credits	(41)	(82)	(99)	(149)
Exchange Membership Certificates	(71)	(61)	(69)	(73)
Reference Equity (A) (*)	20,836	22,190	25,589	28,774
Fixed	7,183	7,191	7,817	8,608
Fixed Assets and Leasing	(2,169)	(2,350)	(3,370)	(3,713)
Unrealized Leasing Losses	(87)	(90)	(99)	(97)
Other Adjustments	(71)	(61)	(69)	(788)
Total Fixed Assets (B) (*)	4,856	4,690	4,279	4,010
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	23.3	21.1	16.7	13.9
Excess	5,562	6,405	8,516	10,377
(*) For the calculation of fixed assets to stockholders’ equity ratio, the exchange membership certificates are excluded from the reference equity and fixed assets, as per BACEN’s resolution 2283.

Performance Ratios (annualized) – in percentage

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Return on Stockholders’ Equity (Total)	30.9	32.5	33.7	33.6
Return on Stockholders’ Equity (Average)	31.7	34.7	35.3	34.6
Return on Total Assets (Total)	2.3	2.5	2.8	2.9
Stockholders’ Equity to Total Assets	8.2	8.6	9.3	9.4
Capital Adequacy Ratio (Basel) – Financial Consolidated	18.8	17.1	17.3	19.0
Capital Adequacy Ratio (Basel) – Total Consolidated	16.1	15.0	15.2	16.7
Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	38.0	43.8	45.3	42.6
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	23.3	21.1	16.7	13.9
Expanded Combined Ratio	92.8	92.1	91.8	86.0
Efficiency Ratio (12 months accumulated)	55.5	52.7	44.8	42.9

Market Share – Consolidated – in percentage

	2004	2005		2006

	December	March	December	March

Banks –Source: BACEN
Investment Funds + Portfolios	15.0	14.9	15.2	14.9
Time Deposit	10.8	11.1	9.8	N/D
Savings Deposit	15.6	15.3	15.5	N/D
Demand Deposit	17.5	17.3	15.9	N/D
Fee Income	13.2	13.2	12.8	N/D
CPMF	20.0	19.6	20.0	19.8
Loan Operations	12.6	12.6	13.3	13.5
Number of Branches	17.4	17.0	16.5	16.0

Insurance, Private Pension Plans and Savings Bonds –Source: SUSEP
Insurance, Private Pension Plans and Savings Bonds Premiums	25.6	24.1	25.6	24.7 (*)
Insurance Premiums (1)	26.3	24.8	26.1	25.2 (*)
Revenues from Pension Plans Contributions (2)	25.3	24.9	26.7	25.7 (*)
Revenues from Savings Bonds	20.6	17.9	20.5	19.6 (*)
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	38.8	38.4	37.9	37.5 (*)

Leasing – Source: ABEL
Active Operations	12.0	11.5	11.5	11.5 (*)

Banco Finasa –Source: BACEN
Finabens (Portfolio)	5.7	5.8	21.7	20.6
Auto (Portfolio)	19.5	19.0	22.9	21.3

Consortia – Source: BACEN
Real Properties	17.5	17.2	24.1	23.1
Auto	12.9	13.0	16.2	16.4

International Area –Source: BACEN
Export Market	21.0	22.2	20.8	23.5
Import Market	13.1	15.1	14.5	14.7

(1) Includes VGBL.
(2) Excludes VGBL.
NA – Information not available by BACEN.
(*) Reference date: February 2006.

Other Information

	2005	2006	Variation %	2005	2006	Variation %

	December	March		March

Assets under Management – in R$ million	309,048	324,920	5.1	276,767	324,920	17.4
Number of Employees	73,881	74,940	1.4	72,619	74,940	3.2
Number of Branches	2,921	2,999	2.7	2,959	2,999	1.4
Checking Account Holders – million	16.5	16.6	0.6	16.1	16.6	3.1
Debit and Credit Card Base – million	47.6	50.2	5.5	46.8	50.2	7.3

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					March

	2001	2002	2003	2004	2005	2006

Common	438,360	431,606	479,018	476,703	489,450	489,373
Preferred	425,968	425,122	472,164	472,163	489,939	489,909
Subtotal – Outstanding Stocks	864,328	856,728	951,182	948,866	979,389	979,282
Treasury Stocks	2,934	5,878	344	–	464	541
Total	867,262	862,606	951,526	948,866	979,853	979,823

(*)	For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On March 31, 2006, Bradesco’s capital stock was R$ 13.0 billion, composed of 979,823,142 stocks, of which 489,914,304 are common and 489,908,838 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company, Cidade de Deus Participações, which directly holds 48.44% of our voting capital and 24.31% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações. Elo Participações has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 118).

Quantity of Stockholders – Resident in the Country and Abroad

	December					March

	2001	2002	2003	2004	2005	2006

Individual	2,170,158	2,153,800	2,158,808	1,254,044	1,244,572	1,247,330
Corporate	181,007	179,609	180,559	116,894	116,225	116,314
Subtotal Residents in the Country	2,351,165	2,333,409	2,339,367	1,370,938	1,360,797	1,363,644
Residents Abroad	565	373	465	3,780	3,701	3,720
Total	2,351,730	2,333,782	2,339,832	1,374,718	1,364,498	1,367,364

On March 31, 2006, 1,363,644 stockholders were domiciled in Brazil, accounting for 99.7% of total stockholders’ base and holding 70.86% of the Bradesco’s outstanding stocks. The number of stockholders living abroad was 3,720, representing 0.3% of total stockholders’ base and holding 29.14% of Bradesco’s outstanding stocks.

Market Value – R$ million

N.B.: The market value disregards the treasury stocks (average quotation for the last day of the year).

Market Value/Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.
Formula used: quantity of common and preferred stocks multiplied by its respective average price of the last business day of the period. The amount is divided by book value of the period.

Dividend Yield – in percentage

Dividend Yield: is the ratio of the stock price and the net dividend distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing.
Formula used: amount received by stockholder as dividend and/or interest on own capital (net of withholding tax) over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.
(*) Includes the payment of supplementary interest on own capital relating to 2005 occurred on 4.28.2006.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital (net of withholding tax).
Formula used: amount received by stockholders as dividends and/or interest on own capital (net of withholding tax), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (*)

(*)	For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

Bradesco PN (BBDC4) x Ibovespa – Appreciation Index (in percentage)

Source: Economática

Bradesco Stock Performance

Bradesco’s preferred stocks had a 14.5% appreciation in the 1st quarter of 2006 (15.1% adjusted by dividends), while Ibovespa appreciated 13.4% .

We believe that the good performance of Bradesco’s stocks in the 1st quarter of 2006 mainly reflects the recognition of the market that the new level of profitability attained recently by the Bank is sustainable due to, among other factors, its positioning in favored segments with the current macroeconomic conditions, for example, loan for individuals.

Another factor which contributed to the performance of Bradesco’s stocks and the general market was the improvement in indicators such as the risk premium aligned to a strong international liquidity scenario, translated into a period of optimism in the market on the account of foreign investors, who had a great participation in the performance of the market during the 1st quarter of 2006.

Comparative Statement of Income

	R$ million

	1st Qtr.		Variation %	4th Qtr.	1st Qtr.	Variation %

	2005	2006		2005	2006

Revenues from Financial Intermediation	8,109	9,081	12.0	9,940	9,081	(8.6)
Loan Operations	3,709	4,517	21.8	5,220	4,517	(13.5)
Leasing Operations	87	134	54.0	129	134	3.9
Marketable Securities Transactions	1,655	1,048	(36.7)	2,237	1,048	(53.2)
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	1,769	1,833	3.6	1,749	1,833	4.8
Derivative Financial Instruments	365	1,085	197.3	(56)	1,085	–
Foreign Exchange Transactions	172	114	(33.7)	297	114	(61.6)
Compulsory Deposits	352	350	(0.6)	364	350	(3.8)
Expenses From Financial Intermediation
(not including PDD)	4,110	3,821	(7.0)	5,510	3,821	(30.7)
Funds Obtained in the Open Market	2,810	2,536	(9.8)	3,713	2,536	(31.7)
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Savings Bonds	939	1,043	11.1	1,051	1,043	(0.8)
Borrowings and Onlendings	358	240	(33.0)	744	240	(67.7)
Leasing Operations	3	2	(33.3)	2	2	–
Net Interest Income	3,999	5,260	31.5	4,429	5,260	18.8
Allowance for Doubtful Accounts	(635)	(938)	47.7	(770)	(938)	21.8
Income from Financial Intermediation	3,364	4,322	28.5	3,659	4,322	18.1
Other Operating Income (Expense)	(1,780)	(1,825)	2.5	(1,785)	(1,825)	2.2
Fee Income	1,661	2,040	22.8	2,010	2,040	1.5
Operating Income from Insurance, Private
Pension Plans and Savings Bonds	(214)	115	–	263	115	(56.3)
(+) Net Premiums Written	3,616	4,397	21.6	5,084	4,397	(13.5)
(-) Reinsurance Premiums and Redeemed Premiums	(820)	(938)	14.4	(780)	(938)	20.3
(=) Retained Premiums from Insurance, Private
Pension Plans and Savings Bonds	2,796	3,458	23.7	4,304	3,458	(19.7)
Retained Premiums from Insurance	1,786	1,996	11.8	1,901	1,996	5.0
Private Pension Plans Contributions	726	1,137	56.6	2,017	1,137	(43.6)
Income on Savings Bonds	284	325	14.4	386	325	(15.8)
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(418)	(579)	38.5	(1,319)	(579)	(56.1)
Variation in Technical Provisions for Insurance	(392)	(247)	(37.0)	(72)	(247)	243.1
Variation in Technical Provisions for Private
Pension Plans	(11)	(330)	2,900.0	(1,257)	(330)	(73.7)
Variation in Technical Provisions for Savings Bonds	(15)	(2)	(86.7)	10	(2)	–
Retained Claims	(1,372)	(1,509)	10.0	(1,533)	(1,509)	(1.6)
Savings Bonds Draws and Redemptions	(246)	(285)	15.9	(332)	(285)	(14.2)
Insurance and Private Pension Plans, Savings
Bonds Selling Expenses	(229)	(243)	6.1	(264)	(243)	(8.0)
Insurance Products Selling Expenses	(183)	(200)	9.3	(204)	(200)	(2.0)
Private Pension Plans Selling Expenses	(42)	(40)	(4.8)	(54)	(40)	(25.9)
Savings Bonds Selling Expenses	(4)	(3)	(25.0)	(6)	(3)	(50.0)
Expenses with Private Pension Plans Benefits and
Redemptions	(745)	(727)	(2.4)	(593)	(727)	22.6
Personnel Expenses	(1,221)	(1,419)	16.2	(1,361)	(1,419)	4.3
Other Administrative Expenses	(1,192)	(1,317)	10.5	(1,439)	(1,317)	(8.5)
Tax Expenses	(405)	(544)	34.3	(501)	(544)	8.6
Equity in the Earnings of Affiliated Companies	(5)	5	–	7	5	(28.6)
Other Operating Income	300	255	(15.0)	300	255	(15.0)
Other Operating Expenses	(704)	(960)	36.4	(1,064)	(960)	(9.8)
Operating Income	1,584	2,497	57.6	1,874	2,497	33.2
Non-Operating Income	(6)	(32)	433.3	(69)	(32)	(53.6)
Income before Taxes and Profit Sharing	1,578	2,465	56.2	1,805	2,465	36.6
Income Tax and Social Contribution	(373)	(930)	149.3	(337)	(930)	176.0
Minority Interest in Subsidiaries	–	(5)	–	(5)	(5)	–
Net Income	1,205	1,530	27.0	1,463	1,530	4.6
Annualized Return on Stockholders’ Equity (%)	32,5	33,6	–	33,7	33,6	–

Analysis of the Statement of Income – R$ million

Income from Loan Operations and Leasing Result

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
3,793	4,649	22.6	5,346	4,649	(13.0)

 Income was up basically as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$ 84,426 in March/06 against R$ 65,979 in March/05, i.e., a 28.0% increase, particularly in the individual client portfolio, up by 50.6%, which shows higher profitability than corporate portfolio, pointing out “Auto” and “Personal Loan” products, while the corporate portfolio climbed 15.3%, pointing out “Working Capital” and “BNDES Onlending”; which was partially offset by: (ii) the decrease in average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.2% in 1Q05, (iii) the exchange loss variation of 7.2% in 1Q06, against an exchange gain variation of 0.4% in 1Q05, affecting foreign currency indexed and/or denominated operations, which comprise 8.0% of total Loan and Leasing Operations, basically derived from corporate po rtfolio (excluding Advances on Foreign Exchange Contracts).

 The variation in income in the quarter was mainly due to: (i) a drop in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.3% in 4Q05; (ii) exchange loss variation of 7.2% in 1Q06, against exchange gain variation of 5.3% in 4Q05, affecting our foreign currency indexed and/or denominated operations, comprising 8.0% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts), which was partially mitigated: (iii) by an increase of 4.1% in the loan portfolio volume, which reached the amount of R$ 84,426 in March/06, against R$ 81,130 in December/05, pointing out the individual client portfolio, with a growth of 7.5%, which shows higher profitability than the corporate portfolio, point out “Auto” and “Personal Loan” products, while in the corporate portfolio, there was an increase of 1.7% , pointing out “Working Capital” and “Export Financing” products.

Income from Operations with Marketable Securities (TVM) and Derivative Financial Instruments

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
2,020	2,133	5.6	2,181	2,133	(2.2)

The increase in income is basically due to: (i) higher non-interest income gains of R$ 481, which includes R$ 276 represented by a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period; which was offset by (ii) the reduction in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.2% in 1Q05; and (iii) the exchange loss variation of 7.2% in 1Q06, against an exchange gain variation of 0.4% in 1Q05, impacting on the foreign currency indexed and/or denominated operations, comprising 10.0% of the portfolio.

The variation in income is mainly due to: (i) a reduction in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.3% in 4Q05; (ii) the exchange loss variation of 7.2% in 1Q06, against exchange gain variation of 5.3% in 4Q05, impacting on the foreign currency indexed and/or denominated operations, comprising 10.0% of the portfolio, offset by: (iii) higher non-interest income gains of R$ 729, which includes R$ 459, represented by a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the quarter.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
1,769	1,833	3.6	1,749	1,833	4.8

 The growth in the period was basically due to: (i) an increase in the volume of the marketable securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; and partially mitigated: (ii) by the reduction in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.2% in 1Q05; (iii) lower non-interest income of R$ 136 in 1Q06, against R$ 408 in 1Q05, arising from lower gains of marketable securities, pointing out the positive result reached in the disposal of part of our interest in Belgo-Mineira of R$ 327 in 1Q05; and (iv) the lower variation in the IGP-M index. 0.7% in 1Q06, against 1.5% in 1Q05.

The increase in the quarter was substantially due to: (i) an increase in the volume of marketable securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; (ii) higher non-interest income of R$ 136 in 1Q06, against R$ 37 in 4Q05, arising from higher gains with marketable securities; partially mitigated: (iii) by the lower positive variation of IGP-M, 0.7% in 1Q06, against 1.0% in 4Q05; and (iv) by the drop in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.3% in 4Q05.

Foreign Exchange Transactions

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
172	114	(33.7)	297	114	(61.6)

 This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 11a. After the deductions, the result would be R$ 56 in 1Q05 and R$ 73 in the 1Q06, mostly influenced by an increase in the average volume of foreign exchange portfolio in the period.

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 11a. After such deductions, the result would be R$ 74 in 4Q05 and R$ 73 in 1Q06, practically steady compared to the previous quarter.

Compulsory Deposits

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
352	350	(0.6)	364	350	(3.8)

 The variation is basically due to: (i) a reduction in the SELIC rate of 4.0% in 1Q06, against 4.2% in 1Q05, used to remunerate the additional compulsory deposit; which was offset: (ii) by the increase in the average volume of deposits in the period.

The variation is basically due to: (i) a reduction in SELIC rate from 4.3% in 4Q05 to 4.0% in 1Q06, used to remunerate the additional compulsory deposit; (ii) a reduction in Reference Rate – TR from 0.6% in 4Q05 to 0.5% in 1Q06, which composes the remuneration of compulsory deposit over savings deposits; and (iii) a reduction in the average volume of savings deposits in the quarter.

Funding Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
2,810	2,536	(9.8)	3,713	2,536	(31.7)

The variation is mostly due to: (i) the exchange loss variation of 7.2% in 1Q06, against exchange gain variation of 0.4% in 1Q05, impacting the foreign currency indexed and/or denominated funding; (ii) the reduction in the average interest rates, observing the 4.0% CDI variation in the 1Q06, against 4.2% in 1Q05, mainly affecting the time deposits expenses and purchase and sale commitments; which was offset by: (iii) the increase in the average funding balance in the period.

The variation in expenses in the quarter mainly derive from the exchange loss variation of 7.2% in 1Q06, against exchange gain variation of 5.3% in 4Q05, impacting on foreign currency indexed and/or denominated funding

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
939	1,043	11.1	1,051	1,043	(0.8)

The increase is basically due to: (i) higher average balance of technical provisions, especially PGBL and VGBL products; and partially mitigated: (ii) by the reduction in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.2% in 1Q05; (iii) by lower IGP-M variation of 0.7% in 1Q06, against 1.5% in 1Q05, one of the indexes which also remunerates the technical provisions.

The decrease is basically due to: (i) the drop in the average interest rates, observing the 4.0% CDI variation in 1Q06, against 4.3% in 4Q05; (ii) the lower IGP-M variation of 0.7% in 1Q06, against 1.0% in 4Q05, one of the indexes which also remunerates the technical provisions; partially mitigated; (iii) by the average balance increase of technical provision, in particular, of the VGBL and PGBL products.

Borrowings and Onlendings Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
358	240	(33.0)	744	240	(67.7)

The variation in expense is mainly due to the exchange loss variation of 7.2% in 1Q06, against the exchange gain variation of 0.4% in 1Q05, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 41.0% of the Borrowings and Onlendings portfolio.

The decrease in expense is basically due to the exchange loss variation of 7.2% in 1Q06, against the exchange gain variation of 5.3% in 4Q05, impacting on foreign currency indexed and/or denominated borrowings and onlendings operations, which represent 41.0% of the Borrowings and Onlendings portfolio. .

Net Interest Income

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
3,999	5,260	31.5	4,429	5,260	18.8

The variation in the period includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1Q05 of R$ 327, as well as a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy of R$ 10 in 1Q05 and R$ 285 in 1Q06. Excluding these amounts, the adjusted net interest income would be R$ 3,662 in 1Q05 and R$ 4,975 in 1Q06, i.e., variation of R$ 1,313 composed of: (i) increase in interest income operations of R$ 1,048, mainly due to a growth in the business volume; and (ii) higher non-interest income of R$ 265, basically due to higher marketable securities and treasury gains.

The net interest income includes R$ (174) and R$ 285 in 4Q05 and 1Q06, respectively, referring to a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy. Excluding these amounts, the adjusted net interest income would be of R$ 4,603 in 4Q05 and R$ 4,975 in 1Q06, i.e., a R$ 372 variation composed of: (i) increase in interest income operations of R$ 61, mainly due to the growth in the business volume; and (ii) an increase in non-interest income of R$ 311.

Allowance for Doubtful Accounts Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
635	938	47.7	770	938	21.8

The increased expense of R$ 303 is compatible with the performance of our loan portfolio, which evolved approximately 28.0%, that is, R$ 18,447, over the past 12 months, pointing out to the strong growth of the individual client portfolio with 50.6% or R$ 11.996 in the period, jointly with the slight deterioration of the payment capacity of clients, noticed in the entire Brazilian Financial System.

We recorded surplus provision of R$ 62 in 4Q05 and R$ 18 in 1Q06. Excluding such effects, the expense would be R$ 708 in 4Q05 and R$ 920 in 1Q06, a R$ 212 growth or 29.9%, mainly due to the growth of the overall delinquency ratio, both as a result of the change in the portfolio profile, with higher participation in individual clients operation, intensified by the seasonal increase normally verified in the 1st quarter of each year and as a result of the slight deterioration of the payment capacity of clients, noticed in the entire Brazilian Financial System.

Fee Income

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
1,661	2,040	22.8	2,010	2,040	1.5

The increase in the period is mainly due to a hike in the average volume of operations, combined with an increase in the client base and improvement in the segmentation process, pointing out: (i) checking account R$ 92; (ii) loan operations R$ 75; (iii) income on cards R$ 59; (iv) assets under management R$ 57; (v) collection R$ 22; and (vi) consortium management R$ 14.

The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) fund management R$ 28; (ii) loan operations R$ 12 (iii) checking account R$ 5; and partially mitigated: (iv) by credit card R$ 22, due to the higher volume of businesses in 4Q05.

Retained Premiums from Insurance, Private Pension Plans and Savings Bonds

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
2,796	3,458	23.7	4,304	3,458	(19.7)

The growth is detailed in the charts below:	The variation is detailed in the charts below:

a) Retained Premiums from Insurance

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
1,786	1,996	11.8	1,901	1,996	5.0

The variation in the period is basically resulted from: (i) the increase in Health insurance sales, substantially due to the corporate plan R$ 96; (ii) the increase in Life insurance sales, due to the launching of products for the lower income classes R$ 28; and (iii) the recording, in 1Q06 of premiums of Effective and non-Issued Risks, which was changed by means of the Circular SUSEP 314 in the Auto segment R$ 78 and in the basic lines R$ 31; and partially mitigated: (iv) by the reduction of Auto insurance sales, due to the fee adjustment in search for a better profile and profitability of the portfolio R$ 29.

The variation in the quarter is mainly due to: (i) the recording, in 1Q06, of premiums of Effective and non-Issued premiums , which was changed by means of the Circular SUSEP 314 in the Auto segment R$ 78 and in basic lines R$ 31; (ii) the increase in Life insurance sales, due to the launching of products for the lower income classes R$ 9; (iii) the increase in DPVAT sales volume R$ 37; and partially mitigated: (iv) by the reduction in production of the Auto segment, due to the fee adjustment in search for a better profile and profitability of the portfolio R$ 67.

b) Private Pension Plans Contributions

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
726	1,137	56.6	2,017	1,137	(43.6)

The variation in the period is due to : (i) the increase in the sales of VGBL and PGBL products, by R$ 492 and R$ 149, respectively; partially mitigated: (ii) by the reduction in the sale of traditional plans by R$ 113; and (iii) by the increase in the volume of redemption of VGBL R$ 126. 1Q05 was influenced by uncertainties generated by changes in the tax legislation, temporarily affecting business in that period.
 N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

4Q05 is influenced by the seasonality of the period in view of inflow of additional funds into the Brazilian economy (Christmas Bonus), jointly with the opportunity of the participant to take advantage of his/her contributions in the deduction of the calculation basis of the income tax. The variation is mainly due to: (i) the reduction in sales of VGBL and PGBL products, by R$ 748 and R$ 109, respectively; (ii) the higher volume of VGBL redemptions R$105; partially offset: (iii) by the increase in traditional plans of R$ 81.
 N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

c) Income on Savings Bonds

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
284	325	14.4	386	325	(15.8)

The growth in the period is mainly due to the sale of “Pé Quente GP Ayrton Senna” products (in partnership with Instituto Ayrton Senna) and “Pé Quente Bradesco SOS Mata Atlântica” (in partnership with Fundação SOS Mata Atlântica) R$ 35.

The variation is mainly due to the large volume of new sales of “Single Payments Savings Bonds” of R$ 1 thousand in 4Q05, made for clients holders of “Single Payment Savings Bonds” of R$ 5 thousand whose savings bonds were due in that same quarter.

Variation in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(418)	(579)	38.5	(1,319)	(579)	(56.1)

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(392)	(247)	(37.0)	(72)	(247)	243.1

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. In 1Q05 we extraordinarily provisioned the Individual Health portfolio, at the amount of R$ 324, to set out the leveling of premiums for insured above 60 years of age of plans prior to the Law 9,656/98 and benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”). In 1Q06 the largest variations occurred in the Health R$ 17 and Life R$ 17, and mitigated by the drop in the Auto portfolio R$ 49. In this period/06, we supplemented the provision in the “Individual Health” portfolio at the amount of R$ 149, and made a provision of effective and non-issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314 in the Auto segment R$ 73 and basic lines R$ 29.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. In 1Q06 the largest variations occurred in the Health R$ 17 and Life R$ 17 and offset by the drop in the Auto R$ 49 portfolio. In this period/06, we supplemented the provision in the “Individual Health” portfolio at the amount of R$ 149, and made a provision of effective and non-issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314 in the Auto R$ 73 and basic lines R$ 29.

b) Variation in Technical Provisions for Private Pension Plans

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(11)	(330)	2,900.0	(1,257)	(330)	(73.7)

Variations in technical provisions are directly related to sales, combined with benefits and redemptions. The variations in the period are due to: (i) the increase in sales of VGBL R$ 345 and PGBL R$ 210, and mitigated (ii) by the increase in redemptions in the several private pension plans products R$ 236.

Variations in technical provisions are directly related to sales, combined with benefits and redemptions. The variations in the quarter are mainly due to the increase in redemptions in several private pension plan products, including VGBL R$ 990 and PGBL R$ 259 products.

c) Variation in Technical Provisions for Savings Bonds

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(15)	(2)	(86.7)	10	(2)	–

In this period, the variation is mainly due to expenses with unrealized draws. In 1Q05 there was constitution of technical provision for contingency.	In 1Q06, the variation is mainly due to expenses with provision of unrealized draws. In 4Q05 there was reversal of technical provision for contingency.

Retained Claims

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(1,372)	(1,509)	10.0	(1,533)	(1,509)	(1.6)

The growth is mainly due to an increase in claims in the Auto R$ 42, Life R$ 64 and DPVAT R$ 44 segments, this last one influenced by the IBNR adjustment, in January/06, to comply with the CNSP Resolution 138, which mentions that the difference in the respective agreement, between the amount accumulated by the assets ensuring the IBNR provision and the balance of this provision must be fully recorded in IBNR expenses. The loss ratio decreased from 79.9% to 78.7%.

The variation is mainly due to the drop in the reported claims in the Health R$ 72, Auto R$ 38, and mitigated by the increase in the Life R$ 16 and DPVAT R$ 65 segments, this last one influenced by the IBNR adjustment, in January/06, to comply with the CNSP Resolution 138, which mentions that the difference in the respective agreement, between the amount accumulated by the assets ensuring the IBNR provision and the balance of this provision must be fully recorded in IBNR expenses. The loss ratio decreased between the quarters from 84.9% to 78.7%.

Savings Bonds Draws and Redemptions

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(246)	(285)	15.9	(332)	(285)	(14.2)

The redemptions are directly related to revenue. The variation is due to the increase in revenues from savings bonds in the period.	The redemptions are directly related to revenue. The variation is due to reduced revenues from savings bonds in 1Q06 compared to 4Q05.

Insurance, Private Pension Plans and Savings Bonds Selling Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(229)	(243)	6.1	(264)	(243)	(8.0)

The variation is detailed in the charts below:	The variation is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(183)	(200)	9.3	(204)	(200)	(2.0)

The increase basically results from the growth in insurance sales, however in the sale/received premiums ratio, there was a drop in the indexes (11.5% in 1Q05 and 11.0% in 1Q06).
In nominal terms, selling expenses remained practically steady in 1Q06 when compared to 4Q05, however in the sale/received premiums ratio, there was a drop in the indexes (12.1% in 4Q05 and 11.0% in 1Q06).

b) Private Pension Plans Selling Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(42)	(40)	(4.8)	(54)	(40)	(25.9)

Selling expenses remained practically steady in 1Q06 when compared to 4Q05.	The variation in the quarter is mainly influenced by the reduction in selling expenses of the plans: (i) traditional R$ 9; and (ii) VGBL R$ 5.

c) Savings Bonds Selling Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(4)	(3)	(25.0)	(6)	(3)	(50.0)

The variation in the period derives from the onlending related to the use of Fundação SOS Mata Atlântica and Instituto Ayrton Senna brands.	The variation derives from a higher onlending related to the use of Instituto Ayrton Senna brand in 4Q05 (R$ 5 in 4Q05 against R$ 2 in 1Q06).

Private Pension Plans Benefits and Redemptions Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(745)	(727)	(2.4)	(593)	(727)	22.6

The variation in the period was derived from the lower volume of redemptions of private pension plans R$ 31; mitigated by the higher volume of benefits granted R$ 13.
The variation in the quarter is mainly due to: the higher volume of redemptions of PGBL plans R$ 153 due to its characteristic that enables the participant the redemption at any time and; offset by the lower volume of Traditional plans R$ 10.

Personnel Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(1,221)	(1,419)	16.2	(1,361)	(1,419)	4.3

The growth in the period is due to: (i) the higher ”PLR” expenses 35; (ii) the higher expenses with provisions for labor proceedings R$ 58; (iii) the acquisition of Banco BEC R$ 15; and (iv) the increase in salary levels, resulting from the 2005 collective bargaining agreement (6%), benefits and other of R$ 90.

The variation in the quarters is due to (i) higher “PLR” expenses R$ 37; (ii) higher expenses with provisions for labor proceedings R$ 25; (iii) the acquisition of Banco BEC R$ 15; which was mitigated: (iv) by the net vacation concentration of increase in salary levels R$ 19.

Other Administrative Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(1,192)	(1,317)	10.5	(1,439)	(1,317)	(8.5)

The increase in the period is basically due to: (i) the increase in the client base and in businesses; (ii) the acquisition of BEC in the 1Q06 R$ 16; (iii) the contractual adjustments; and (iv) the investments in the improvement an optimization of the technological platform (IT).
If we exclude the seasonal effect of advertising expenses occurred in 4Q05, we can notice that these expenses remained practically steady.

Tax Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(405)	(544)	34.3	(501)	(544)	8.6

This variation basically derives from: (i) PIS/COFINS increased expenses by R$ 122, as a result of higher taxable income that includes income from derivatives used for hedge effect of investment abroad; and (ii) ISS increased expenses R$ 14.

The growth in the quarter mainly results from: (i) PIS/COFINS increased expenses by R$ 69, due to the increase in taxable income that includes income from derivatives used for hedge effect of investment abroad; and mitigated: (ii) by CPMF decreased expenses R$ 31, mainly by the application of funds obtained via issuance of debentures by Bradesco Leasing, held in 4Q05.

Equity in the Earnings of Affiliated Companies

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(5)	5	–	7	5	(28.6)

The variation is basically due to better results obtained in the affiliated companies in 1Q06, when compared to 1Q05, pointing out the following investments: American BankNote R$ 3; Marlim Participações R$ 3 and Nova Marlim Participações R$ 2.
The reduction basically derives from lower results obtained in the affiliated companies in 1Q06, when compared to 4Q05.

Other Operating Income

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
300	255	(15.0)	300	255	(15.0)

The reduction is mainly due to: (i) the lower reversal of operating provisions R$ 84; partially offset: (ii) by higher financial income R$ 14; (iii) by higher income on sale of goods R$ 8; and (iv) by higher recovery of charges and expenses R$ 14.
The variation mainly derives from: (i) lower recovery of charges and expenses R$ 14; and (ii) lower financial income R$ 37.

Other Operating Expenses

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(704)	(960)	36.4	(1.064)	(960)	(9.8)

The increase is mostly due to: (i) higher financial expenses R$ 89; (ii) increase in sundry losses (basically discounts granted in loan operations) R$ 25; (iii) goodwill amortization R$ 23; and (iv) increase in the cost of services rendered R$ 22; and (v) higher expenses with operating provisions R$ 70.

The increase in the quarter basically derives from: (i) the reduction in goodwill amortization R$ 64; (ii) decrease in sundry losses (basically discounts granted in loan operations) R$ 23; and (iii) the reversal of operating provisions R$ 6.

Operating Income

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
1.584	2.497	57.6	1.874	2.497	33.2

The increase derives from: (i) higher net interest income R$ 1,261; (ii) increased fee income R$ 379; (iii) increase in contribution of insurance, private pension plan and savings bonds operations R$ 329; (iv) increased in the equity in the earnings of affiliated companies R$ 10; partially offset by: (v) higher allowance for doubtful accounts expenses R$ 303; (vi) higher tax expenses R$ 139; (vii) increased personnel and administrative expenses R$ 323; and (viii) increased operating expenses (net of income) R$ 301. For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The growth derives from: (i) higher net interest income R$ 831; (ii) increase in fee income R$ 30; (iii) the reduction in personnel and administrative expenses R$ 64; (iv) decreased operating expenses (net of income) R$ 59; partially offset by: (v) the higher allowance for doubtful accounts expenses R$ 168; (vi) the decrease in the margin of contribution of insurance, private pension plans and savings bonds R$ 148; (vii) higher tax expenses R$ 43; and (viii) lower equity in the earnings of affiliated companies R$ 2. For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(6)	(32)	433.3	(69)	(32)	(53.6)

The variation in the period is mainly due to the higher constitution of non-operating provisions occurred in the period.	The variation in the quarter is substantially due to lower losses in the sale of assets and investments.

Income Tax and Social Contribution

1st Qtr./2005	1st Qtr./2006	Variation %	4th Qtr./2005	1st Qtr./2006	Variation %
(373)	(930)	149.3	(337)	(930)	176.0

The income tax and social contribution expenses include expenses of R$ 9 and R$ 249 in 1Q05 and 1Q06, respectively, referring to the partial income from derivatives used for hedge effects of investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 34.

The income tax and social contribution expenses include revenues of R$ 152 and expenses of R$ 249 in 4Q05 and 1Q06, respectively, referring to the partial income on derivatives used for hedge effect on investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 34.

Comparative Balance Sheet

	R$ million

Assets	March		Variation %	December	March	Variation %

	2005	2006		2005	2006

Current and Long-Term Assets	186,588	211,583	13.4	204,325	211,583	3.6
Funds Available	3,058	3,013	(1.5)	3,363	3,013	(10.4)
Interbank Investments	21,613	23,759	9.9	25,006	23,759	(5.0)
Marketable Securities and Derivative
Financial Instruments	64,842	68,669	5.9	64,451	68,669	6.5
Interbank and Interdepartmental
Accounts	16,393	17,261	5.3	17,095	17,261	1.0
Restricted Deposits:
Brazilian Central Bank	15,676	16,174	3.2	16,445	16,174	(1.6)
Other	717	1,087	51.6	650	1,087	67.2
Loan and Leasing Operations	55,894	73,302	31.1	70,740	73,302	3.6
Loan and Leasing Operations	60,041	78,473	30.7	75,546	78,473	3.9
Allowance for Doubtful Accounts	(4,147)	(5,171)	24.7	(4,806)	(5,171)	7.6
Other Receivables and Assets	24,788	25,579	3.2	23,670	25,579	8.1
Foreign Exchange Portfolio	8,616	9,000	4.5	6,937	9,000	29.7
Other Receivables and Assets	16,326	16,723	2.4	16,886	16,723	(1.0)
Allowance for Other Doubtful Accounts	(154)	(144)	(6.5)	(153)	(144)	(5.9)
Permanent Assets	4,711	4,808	2.1	4,358	4,808	10.3
Investments	1,108	922	(16.8)	985	922	(6.4)
Property, Plant and Equipment in Use
and Leased Assets	2,176	2,004	(7.9)	1,995	2,004	0.5
Deferred Charges	1,427	1,882	31.9	1,378	1,882	36.6
Deferred Charges	481	555	15.4	531	555	4.5
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	946	1,327	40.3	847	1,327	56.7
Total	191,299	216,391	13.1	208,683	216,391	3.7

Liabilities
Current and Long-Term Liabilities	174,665	195,864	12.1	189,164	195,864	3.5
Deposits	71,372	74,482	4.4	75,406	74,482	(1.2)
Demand Deposits	14,924	16,240	8.8	15,956	16,240	1.8
Savings Deposits	24,448	25,560	4.5	26,201	25,560	(2.4)
Interbank Deposits	17	128	652.9	146	128	(12.3)
Time Deposits	31,807	32,296	1.5	32,837	32,296	(1.6)
Other Deposits	176	258	46.6	266	258	(3.0)
Funds Obtained in the Open Market	21,858	24,037	10.0	24,639	24,037	(2.4)
Funds from Issuance of Securities	5,035	6,307	25.3	6,204	6,307	1.7
Securities Issued Abroad	4,310	2,731	(36.6)	2,731	2,731	–
Other Funds	725	3,576	393.2	3,473	3,576	3.0
Interbank and Interdepartmental
Accounts	1,318	1,425	8.1	2,040	1,425	(30.1)
Borrowings and Onlendings	15,634	15,611	(0.1)	16,563	15,611	(5.7)
Borrowings	7,419	6,044	(18.5)	7,135	6,044	(15.3)
Onlendings	8,215	9,567	16.5	9,428	9,567	1.5
Derivative Financial Instruments	1,485	1,128	(24.0)	239	1,128	372.0
Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	35,328	42,555	20.5	40,863	42,555	4.1
Other Liabilities	22,635	30,319	33.9	23,210	30,319	30.6
Foreign Exchange Portfolio	3,627	3,878	6.9	2,207	3,878	75.7
Taxes and Social Security Contributions,
Social and Statutory Payables	4,727	7,840	65.9	6,296	7,840	24.5
Subordinated Debt	6,117	9,614	57.2	6,719	9,614	43.1
Sundry	8,164	8,987	10.1	7,988	8,987	12.5
Deferred Income	44	80	81.8	52	80	53.8
Minority Interest in Subsidiaries	52	72	38.5	58	72	24.1
Stockholders’ Equity	16,538	20,375	23.2	19,409	20,375	5.0
Total	191,299	216,391	13.1	208,683	216,391	3.7

Equity Analysis – R$ million

Available Funds

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
3,058	3,013	(1.5)	3,363	3,013	(10.4)

The variation in the period derived from: (i) reduction in the volume of available funds in foreign currency R$ 384; and offset by: (ii) increased volume in domestic currency R$ 339.	The variation in the quarter is due to: (i) the reduction in the volume of available funds in domestic currency R$ 363; offset by: (ii) the increased volume in foreign currency R$ 13.

Interbank Investments

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
21,613	23,759	9.9	25,006	23,759	(5.0)

The growth in the period derives: (i) from an increase in open market investments, own portfolio position in the amount of R$ 3,098; (ii) from the increase in interbank deposits of R$ 2,498; and partially offset: (iii) by the reduced third-party portfolio position by R$ 3,450.

The variation in the quarter is due to: (i) decreased investments in the open market own portfolio position in the amount of R$ 3,151; (ii) the reduction in third-party portfolio position by R$ 915; and partially offset: (iii) by the increase in interbank deposits of R$ 2,819.

Marketable Securities (TVM) and Derivative Financial Instruments

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
64,842	68,669	5.9	64,451	68,669	6.5

The increase in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and savings bonds, as well as the issuance of perpetual subordinated debt of R$ 3,602; (ii) variation in average interest rates, observing the 18.8% CDI variation in the period, partially mitigated by: (iii) exchange loss variation of 18.5% in the period, impacting on foreign currency indexed and/or denominated securities, which comprise 10.0% of the portfolio; and (iv) the redemption/maturity of securities. The analysis (excluded from purchase and sale commitments) of portfolio profile, based on Management’s intent, does not reveal significant changes in its breakdown being Trading Securities from 68.3% to 74.3%; Securities Available for Sale from 23.7% to 19.2%; and Securities Held to Maturity from 8.0% to 6.5%. In Marc h/06, 45.7% of the total portfolio (excluded from purchase and sale commitments) was represented by government bonds, 22.2% by private securities and 32.1% by PGBL and VGBL fund quotas.

The variation in the quarter partially reflects: (i) additional funds arising from increased fundings, especially, the technical provisions for insurance, private pension plans and savings bonds, as well as the issuance of perpetual subordinated debt of R$ 2,881; (ii) variation in average interest rates, observing the 4.0% CDI variation in the quarter, partially mitigated by: (iii) exchange loss variation of 7.2% in 1Q06, impacting on foreign currency indexed and/or denominated securities, which comprise 10.0% of the portfolio; and (iv)redemptions/maturities of securities. The analysis (excluded from purchase and sale commitments) of portfolio profile, based on Management’s intent, reveals the following breakdown in the quarters: Trading Securities from 72.3% to 74.3%; Securities Available for Sale from 20.3% to 19.2%; and Securities Held to Maturity, from 7.4% to 6.5%.

Interbank and Interdepartmental Accounts

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
16,393	17,261	5.3	17,095	17,261	1.0

The variation for the period basically reflects: (i) the increase in volume of compulsory demand deposits of R$ 434, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$ 14,878 in March/2005 to R$ 16,053 in March/2006; and (ii) the increase in the balance of savings deposits of R$ 336 referring to the increase in the balance of these deposits by 4.5% in the period.

The growth in the quarter basically results from: (i) increase in the item “Checks and other instruments clearing services” R$ 287, in view of accounts balance, represented by checks and other documents, at the end of the year; which was mitigated: (ii) by reduction in the volume of compulsory demand deposits R$ 239, in view of higher average balance of these deposits, basis for payment in respective periods, from R$ 16,731 in December/05 to R$16,053 in March/06.

Loan and Leasing Operations

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
65,979	84,426	28.0	81,130	84,426	4.1

Growth for the period was mainly due to: (i)the individual client portfolio, a 50.6% growth, in particular in the Auto products, up by 40.5%, Personal Loan, up by 73.5%, reflecting the operating agreements recently executed with retailers, combined with a stable economic scenario and an upturn of real income. In the corporate portfolio, the growth rate was of 15.3%, as a result of the 22.9% increase in the small and medium-sized companies (SME) portfolio, coupled with a 9.0% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products Working Capital, up by 25.6% and BNDES Onlending up by 14.2%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 18.5% in the period, affecting foreign currency indexed and/or denominated contracts, comprising 8.0% of the total portfolio. In March/06, the portfolio was distributed at 57.7% for corporate (of which 24.2% is directed to industry, public and private sectors, 15.0% to commercial, 16.9% to services, 1.3% to agribusiness and 0.3% to the financial intermediation) and 42.3% for individuals. In terms of concentration, the 100 largest borrowers accounted for 25.4% of the portfolio in March/05 and for 22.6% in March/06. Out of the Total Loan Portfolio under Normal Course in March/06, in the amount of R$ 77,399, 37.5% is falling due within up to 90 days.
N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.

The growth of the quarter is mainly due to: (i) individual client portfolio, with an 7.5% growth, especially in the Auto products, with a 6.5% increase, and Personal Loan, with a 7.5% increase, reflecting the operating agreements recently executed with retailers, combined with a stable economic scenario and an upturn of real income. The 1.7% growth recorded in the corporate portfolio resulting from the 3.0% increase in the portfolio of large companies (Corporate) and from the 0.3% hike in the portfolio of small and medium-sized companies (SME). In the corporate portfolio, we point out the 10.0% increase in “Working Capital” and the 8.5% hike in “Financing to Exports”, as a result of the maintenance of the economic activity level; and partially offset by: (ii) exchange loss variation of 7.2% in 1Q06, affecting foreign currency indexed and/or denominated contracts, which account for 8.0% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 22.4% of the portfolio in December/05 and 22.6% in March/06.
N.B.: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.

Allowance for Doubtful Accounts (PDD)

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
(4,301)	(5,315)	23.6	(4,959)	(5,315)	7.2

The variation in the PDD balance for the period was mostly due to: (i) a 28.0% increase in the volume of loan operations, pointing out individual clients operations, with a 50.6% increase, which due to its specific feature, requires a higher volume of provisioning. On a comparative basis, PDD ratio in relation to the loan portfolio decreased from 6.5% in March/05 to 6.3% in March/06, and provision coverage ratio in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 197.1% in March/05 to 164.3% in March/06, and between D and H, reduced from 162.2% in March/05 to 132.7% in March/06. However, the preventive maintenance of high provision levels made all performance indicators remain with a comfortable coverage for losses. In the period, PDD in the amount of R$ 2,811 was recorded, was incorporated R$ 11 arising from acquired institutions and R$ 1,808 was written off. The exceeding PDD volume in relation to the minimum required increased from R$ 938 in March/05 to R$ 1,032 in March/06.

The increase in the PDD balance in the quarter basically reflects a 4.1% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with an 7.5% growth, which due to its specific features, demands a higher provisioning volume. Comparatively, the PDD ratio in relation to the loan portfolio increased from 6.1% in December/05 to 6.3% in March/06, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 182.7% in December/05 to 164.3% in March/06, and those rated from D to H decreased from 150.1% in December/05 to 132.7% in March/06. However, the preventive maintenance of high provision levels made all performance indicators remain with a comfortable coverage for losses. In the quarter, PDD in the amount of R$ 938 was recorded, was incorporated R$ 11 arising from acquired   institutions and R$ 593 was written off. The exceeding PDD volume in reinforcement to the minimum required increased from R$ 1,014 in December/05 to R$ 1,032 in March/06.

Other Receivables and Assets

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
24,302	25,213	3.7	23,256	25,213	8.4

The variation in the period is basically due to: (i) a R$ 958 increase in credit cards operations, not included in loan operations; (ii) increase in the item Vehicle Financing Commission R$ 272; (iii) increase in the foreign exchange portfolio R$ 384; which was partially offset: (iv) by a decrease in tax credits R$ 697, basically composed of temporary provisions.
N.B.: balances are deducted (net of corresponding PDD) of R$ 486 in March/05 and of R$ 366 in March/06, allocated to the Loan Operations and Leasing Operations and Allowance for Doubtful Accounts items.

The growth in the quarter is basically due to: (i) a R$ 2,063 increase in the foreign exchange portfolio; which was partially offset: (ii) by a decrease in credit cards operations R$ 192, not included in the loan operations, due to the seasonality of 4Q05.
N.B.: balances are deducted (net of corresponding PDD) of R$ 414 in December/05 and of R$ 366 in March/06, allocated to the Loan and Leasing Operations and Allowance for Doubtful Accounts items.

Permanent Assets

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
4,711	4,808	2.1	4,358	4,808	10.3

The variation in the period is mostly due to: (i) the goodwill on the acquisition of Morada Serviços, Cia. Leader and BEC R$ 691; (ii) positive result from the equity in the earnings of affiliated companies verified in the period; and partially offset by: (iii) goodwill amortization in subsidiaries R$ 476; and (iv) sale of stake in the company CP Cimento R$62.

The growth in the quarter was substantially due to: (i) the goodwill on the acquisition of BEC R$ 592; (ii) positive result from the equity in the earnings of affiliated companies verified in the quarter; and partially offset: (iii) by goodwill amortization in subsidiaries R$ 119.

Deposits

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
71,372	74,482	4.4	75,406	74,482	(1.2)

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
14,924	16,240	8.8	15,956	16,240	1.8

The increase in the period is due to the growth in client base. The evolution of R$ 1,316 is composed of: individuals R$ 181 and corporations R$ 1,135.			The variation in the quarter is due to funds stemming from corporations R$ 438, mitigated by funds from individuals R$ 154.

b) Savings Deposits

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
24,448	25,560	4.5	26,201	25,560	(2.4)

The increase in the period is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 9.1%, in the period; which was mitigated: (ii) by withdrawals occurred in the period.			The reduction in the quarter is basically due to: (i) the withdrawals occurred in the quarter; which was mitigated: (ii) by the remuneration of deposits (TR + 0.5% p.m.) reaching 2.0% in the quarter.

c) Time Deposits

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
31,807	32,296	1.5	32,837	32,296	(1.6)

The increase in the period is basically due to the remuneration of the period, mitigated by migration of funds to other funding forms by institutional investors, mainly by means of issuance of debentures and subordinated debt.

The variation is mostly due to the migration of funds to other funding forms by institutional investors, mainly by means of issuance of subordinated debt, offset by remuneration of deposits in the quarter.

d) Interbank Deposits and Other Deposits

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
193	386	100.0	412	386	(6.3)

The variation in the period results from: (i) a hike in the volume of the Interbank Deposits account R$ 111; and (ii) increase in the item Other Deposits – Investment Account R$ 82.			The variation in the quarter results from: (i) a reduction in the volume of account Interbank Deposits R$ 18; and (ii) a reduction in the item Other Deposits – Investment Account R$ 8.

Funds Obtained in the Open Market

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
21,858	24.037	10.0	24,639	24,037	(2.4)

The variation of balance in the period mainly derives from: (i) an increase in funding volume, using the funds backed by debentures issued of R$ 5,530; offset by: (ii) reduction in third-party portfolio R$ 3,451. N.B.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$ 8,811 in March/05 and R$ 3,645 in March/06.

The decrease of balance in the quarter derives: (i) from a reduction in the third-party portfolio R$ 917; offset: (ii) by an increase in funding volume, using the funds backed by debentures issued of R$ 215;. N.B.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$ 5,882 in December/05 and R$ 3,645 in March/06.

Funds from Issuance of Securities

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
5,035	6,307	25.3	6,204	6,307	1.7

The variation in the period basically derives from: (i) increased volume of marketable securities issued in Brazil at R$ 2,851, mainly in view of the issuance of debentures, R$ 2,733; offset by: (ii) a decreased volume of marketable securities issued abroad at R$ 1,579, mainly in view of redemptions of Eurobonds and Commercial Papers, overdue and not renewed, as well as from the partial settlement of our securitization operation of future flow of payment orders received abroad (MT-100); and (iii) exchange loss variation of 18.5% in the period, which impacted on the funds from issuance of securities abroad, the balances of which were R$ 4,310 in March/05 and R$ 2,731 in March/06, as per Note 16c.
			In the quarter, funds derived from issuance of securities remained practically stable. The increase mostly occurred due to: (i) increase in the volume of issuance of marketable securities issued abroad (MTN Program); mitigated by: (ii) exchange loss variation of 7.2% in 1Q06, which impacted on the securities issued abroad.

Interbank and Interdepartmental Accounts

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
1,318	1,425	8.1	2,040	1,425	(30.1)

The variation in the period is mainly due to higher volume of foreign currency payment orders.			The variation in the quarter is mainly due to higher volume of foreign currency payment orders.

Borrowings and Onlendings

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
15,634	15,611	(0.1)	16,563	15,611	(5.7)

In the period, the item “Borrowings and Onlendings” remained practically stable. However, the variation in the period is due to: (i)increase in the volume of funds from domestic loans and onlendings R$ 1,384, mainly, BNDES/FINAME; offset: (ii) by exchange loss variation of 18.5% in the period, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$ 7,845 in March/05 and R$ 6,394 in March/06.

The variation in the quarter mainly results from exchange loss variation of 7.2% in the quarter, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$ 7,532 in December/05 and R$ 6,394 in March/06.

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
35,328	42,555	20.5	40,863	42,555	4.1

The increase in the period is mainly due to: (i) growth in sales of supplementary private pension plans and insurance policies, and (ii) restatement and interest of technical provisions. Largest variations recorded were: (a) in the private pension segment, VGBL plans at R$ 4,688 and PGBL plans at R$ 1,441, and (b) in the insurance segment, provisions for Life R$ 368, Auto/RCF at R$ 234, as well as for Health segment R$ 464.

The increase in the quarter is basically due to: (i) restatement and interest of technical provisions; and (ii) increment in the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in VGBL plans at R$ 970 and PGBL plans at R$ 255; and (b) in the insurance segment, in Life provisions at R$ 98 and Health provisions at R$ 172.

Other Liabilities, Derivative Financial Instruments and Deferred Income

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
29,462	36,970	25.5	28,518	36,970	29.6

The variation in the period basically derives from: (i) increase in the balance of items Tax and Social Security R$ 1,803; (ii) increase in Social and Statutory at R$ 1,310; (iii) issuance of Perpetual Debt R$ 3,602; and (iv) increase in credit cards operations R$ 402.
N.B.: excludes advances on foreign exchange contracts of R$ 5,298 and R$ 5,443, allocated to the specific account in loan operations in March/05 and March/06, respectively.

The variation in the quarter is mainly due to the increase in the items (i) subordinated debt R$ 2,881; (ii) exchange portfolio R$ 2,098; (iii) tax payment and collections R$ 1,361 and (iv) tax and social security R$ 1,085.
N.B.: excludes advances on foreign exchange contracts of R$ 5,017 and R$ 5,443, allocated to the specific account in loan operations in December/05 and March/06, respectively.

Minority Interest in Subsidiaries

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
52	72	38.5	58	72	24.1

The variation in the period is mainly due to the minority stockholders of Banco BEC R$ 10 and to the better results verified in the subsidiaries.			The variation in the period is mainly due to the minority stockholders of Banco BEC R$ 10 and to the better results verified in the subsidiaries.

Stockholders’ Equity

March/2005	March/2006	Variation %	December/2005	March/2006	Variation %
16,538	20,375	23.2	19,409	20,375	5.0

This variation in the period is due to: (i) appropriation of net income for the period R$ 5,839; (ii) increase in the reserve for marketable securities and derivatives mark-to-market adjustment R$ 256; which was partially offset by: (iii) interest on own capital/dividends paid and provisioned R$ 2,055; and (iv) stock buyback R$ 203.

This increase in the quarter is due to: (i) appropriation of net income in the quarter, R$ 1,530; which was offset by: (ii) interest on own capital provisioned in R$ 539; (iii) decrease in reserve for marketable securities and derivatives mark-to-market adjustment R$ 17; and (iv) treasury stock buyback R$ 8.

Consolidated Statement of Income – R$ thousand

	Years

	2005	2004	2003	2002	2001

Revenues from Financial Intermediation	33,701,225	26,203,227	28,033,866	31,913,379	21,411,673
Loan Operations	16,704,318	12,731,435	12,294,528	15,726,929	11,611,236
Leasing Operations	444,389	300,850	307,775	408,563	420,365
Operations with Marketable Securities	5,552,008	4,921,179	7,832,965	9,527,663	7,367,600
Financial Income on Insurance, Private Pension Plans and Savings Bonds	6,498,435	5,142,434	5,359,939	3,271,913	–
Derivative Financial Instruments	2,389,002	1,238,890	55,192	(2,073,247)	(270,572)
Foreign Exchange Transactions	617,678	691,302	797,702	4,456,594	2,045,092
Compulsory Deposits	1,495,395	1,177,137	1,385,765	594,964	237,952
Expenses from Financial Intermediation	16,419,196	12,972,347	14,752,199	20,441,257	11,302,709
Funding Operations	11,285,324	8,486,003	10,535,497	10,993,327	6,986,027
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	3,764,530	3,215,677	3,120,342	2,241,283	–
Borrowings and Onlendings	1,360,647	1,253,175	1,083,379	7,194,161	4,316,682
Leasing Operations	8,695	17,492	12,981	12,486	–
Net Interest Income	17,282,029	13,230,880	13,281,667	11,472,122	10,108,964
Allowance for Doubtful Accounts	2,507,206	2,041,649	2,449,689	2,818,526	2,010,017
Gross Income from Financial Intermediation	14,774,823	11,189,231	10,831,978	8,653,596	8,098,947
Other Operating Income (Expenses)	(6,921,319)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)
Fee Income	7,348,879	5,824,368	4,556,861	3,711,736	3,472,560
Operating Income on Insurance, Private Pension Plans and Savings Bonds	293,769	(60,645)	(148,829)	658,165	(587,842)
Insurance, Private Pension Plans and Savings Bonds Retained Premiums	13,647,089	13,283,677	11,726,088	10,134,873	8,959,259
– Net Premiums Written	16,824,862	15,389,170	13,111,896	10,687,384	9,413,039
– Reinsurance Premiums and Redeemed Premiums	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)	(453,780)
Variation in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	(2,755,811)	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)
Retained Claims	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)
Savings Bonds Draws and Redemptions	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)	(744,402)
Insurance, Private Pension Plans and Savings Bonds Selling Expenses	(961,017)	(867,094)	(762,010)	(667,527)	(689,352)
Pension Plans Benefits and Redemptions Expenses	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)
Personnel Expenses	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)
Other Administrative Expenses	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)
Tax Expenses	(1,878,248)	(1,464,446)	(1,054,397)	(847,739)	(790,179)
Equity in the Earnings of Affiliated Companies	76,150	163,357	5,227	64,619	70,764
Other Operating Income	1,096,968	1,198,532	1,697,242	1,320,986	1,326,459
Other Operating Expenses	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)
Operating Income	7,853,504	4,118,111	3,553,108	2,309,746	2,774,781
Non-Operating Income	(106,144)	(491,146)	(841,076)	186,342	(83,720)
Income before Taxes on Profit and Interest	7,747,360	3,626,965	2,712,032	2,496,088	2,691,061
Income Tax and Social Contribution	(2,224,455)	(554,345)	(396,648)	(460,263)	(502,257)
Minority Interest in Subsidiaries	(8,831)	(12,469)	(9,045)	(13,237)	(18,674)
Net Income	5,514,074	3,060,151	2,306,339	2,022,588	2,170,130

Profitability on Stockholders' Equity (Annualized)	27.80%	20.11%	17.02%	18.65%	22.22%
Net Interest Income/Total Assets (Annualized)	8.28%	7.15%	7.54%	8.03%	9.18%

	2006	2005				2004

	1stQtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1stQtr.	4th Qtr.	3rd Qtr.	2nd Qtr.

Revenues from Financial Intermediation	9,081,254	9,940,353	8,532,515	7,119,093	8,109,264	6,201,944	5,525,100	7,719,563
Loan Operations	4,517,466	5,220,326	4,296,030	3,478,848	3,709,114	3,102,037	2,870,585	3,659,023
Leasing Operations	133,898	128,647	133,604	95,551	86,587	85,556	73,467	56,715
Operations with Marketable Securities	1,047,959	2,236,854	1,357,055	302,896	1,655,203	758,491	361,241	2,120,909
Financial Income on Insurance, Private Pension
Plans and Savings Bonds	1,832,569	1,748,960	1,515,755	1,464,488	1,769,232	1,379,157	1,337,097	1,181,151
Derivative Financial Instruments	1,085,497	(55,559)	747,956	1,331,444	365,161	529,925	582,105	(68,697)
Foreign Exchange Operations	114,242	296,868	89,974	58,759	172,077	28,645	(746)	502,246
Compulsory Deposits	349,623	364,257	392,141	387,107	351,890	318,133	301,351	268,216
Expenses from Financial Intermediation	3,820,327	5,510,528	4,034,524	2,763,910	4,110,234	2,686,069	2,220,925	4,639,047
Funding Operations	2,536,410	3,713,534	2,897,471	1,864,385	2,809,934	1,709,830	1,291,812	3,029,988
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Savings Bonds	1,042,648	1,050,944	872,695	901,840	939,051	922,018	942,651	698,695
Borrowings and Onlendings	239,736	744,611	262,910	(4,863)	357,989	49,921	(18,123)	905,617
Leasing Operations	1,533	1,439	1,448	2,548	3,260	4,300	4,585	4,747
Net Interest Income	5,260,927	4,429,825	4,497,991	4,355,183	3,999,030	3,515,875	3,304,175	3,080,516
Allowance for Doubtful Accounts	938,442	770,560	539,900	562,149	634,597	488,732	478,369	513,554
Gross Income from Financial Intermediation	4,322,485	3,659,265	3,958,091	3,793,034	3,364,433	3,027,143	2,825,806	2,566,962
Other Operating Income (Expenses)	(1,825,013)	(1,785,723)	(1,708,397)	(1,646,577)	(1,780,622)	(1,491,990)	(1,663,296)	(1,945,378)
Fee Income	2,040,548	2,009,563	1,918,367	1,759,600	1,661,349	1,675,594	1,454,636	1,375,202
Operating Income of Savings Bonds, Private
Pension Plans and Insurance	115,542	263,092	146,207	99,316	(214,846)	165,276	36,050	(127,324)
Insurance, Private Pension Plans and Savings
Bonds Retained Premiums	3,458,354	4,303,785	3,546,484	3,001,125	2,795,695	3,836,157	3,464,550	2,989,637
– Net Premiums Written	4,396,541	5,083,889	4,314,294	3,810,957	3,615,722	4,471,433	3,999,901	3,487,258
– Reinsurance Premiums and Redeemed Premiums	(938,187)	(780,104)	(767,810)	(809,832)	(820,027)	(635,276)	(535,351)	(497,621)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Savings Bonds	(579,158)	(1,318,642)	(739,487)	(279,264)	(418,418)	(1,316,961)	(1,076,201)	(693,433)
Retained Claims	(1,508,635)	(1,533,502)	(1,462,742)	(1,456,990)	(1,372,058)	(1,317,196)	(1,328,082)	(1,281,728)
Savings Bonds Draws and Redemptions	(284,553)	(331,479)	(337,735)	(313,144)	(246,491)	(291,770)	(312,043)	(346,151)
Insurance, Private Pension Plans and Savings
Bonds Selling Expenses	(243,125)	(263,324)	(244,611)	(224,258)	(228,824)	(233,846)	(215,775)	(205,157)
Private Pension Plans Benefits and Redemption
Expenses	(727,341)	(593,746)	(615,702)	(628,153)	(744,750)	(511,108)	(496,399)	(590,492)
Personnel Expenses	(1,419,009)	(1,361,355)	(1,483,256)	(1,246,226)	(1,220,723)	(1,284,423)	(1,273,981)	(1,233,345)
Other Administrative Expenses	(1,317,459)	(1,439,655)	(1,270,824)	(1,239,471)	(1,192,379)	(1,288,511)	(1,225,032)	(1,215,747)
Tax Expenses	(543,798)	(501,240)	(474,447)	(497,966)	(404,595)	(411,494)	(373,965)	(343,100)
Equity in the Earnings of Affiliated Companies	4,694	7,281	64,227	10,283	(5,641)	44,797	(3,708)	122,309
Other Operating Income	254,716	299,948	237,711	259,469	299,840	310,663	350,660	279,688
Other Operating Expenses	(960,247)	(1,063,357)	(846,382)	(791,582)	(703,627)	(703,892)	(627,956)	(803,061)
Operating Income	2,497,472	1,873,542	2,249,694	2,146,457	1,583,811	1,535,153	1,162,510	621,584
Non-Operating Income	(31,826)	(69,388)	(10,149)	(20,757)	(5,850)	(148,183)	(129,249)	(202,568)
Income before Taxes on Profit and Interest	2,465,646	1,804,154	2,239,545	2,125,700	1,577,961	1,386,970	1,033,261	419,016
Income Tax and Social Contribution	(930,108)	(336,772)	(807,022)	(707,848)	(372,813)	(322,116)	(278,499)	224,907
Minority Interest in Subsidiaries	(5,279)	(4,829)	(2,294)	(1,985)	277	(7,101)	(2,413)	(2,587)
Net Income	1,530,259	1,462,553	1,430,229	1,415,867	1,205,425	1,057,753	752,349	641,336

Profitability on Stockholders' Equity
(Annualized)	33.60%	33,72%	35.20%	36.63%	32.50%	30.85%	22.13%	20.16%
Net Interest Income/Total Assets
(Annualized)	10.09%	8.77%	9.21%	9.26%	8.63%	7.82%	7.56%	7.18%

Profitability

Bradesco’s consolidated net income reached R$ 1,530 million in 1Q06, against R$ 1,205 million reached in the same period of 2005, which corresponds to a 27.0% growth. Compared to the net income of the 4th quarter of 2005, there was an increase of R$ 67 million, or 4.6% . Stockholders’ Equity amounted to R$ 20,375 million on March 31, 2006, with a growth of 23.2% and 5.0% compared to the balance of March 31, 2005 and December 31, 2005, respectively. Accordingly, the annualized Return on Stockholders’ Equity (ROE) reached 33.6% . The total assets added up to R$ 216,391 million at the end of 1Q06, growing 13.1% and 3.7% compared to the balance of March 31, 2005 and December 31, 2005, respectively. The annualized return on total assets (ROA) in the 1st quarter of 2006 was 2.9% . The earnings per stock reached R$ 1.56.

The 1Q06 was marked by a continued good performance of income composing the Net Interest Income, composed mainly by better results in the “non-interest” component, reaching the amount of R$ 990 million, representing a R$ 770 million growth, compared to 4Q05, basically due to: (i) higher income from derivatives used for hedge effects of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 459 million; and (ii) higher TVM and Treasury gains of R$ 311 million, while the “interest” component reached the amount of R$ 4,270 million, a R$ 61 million growth in relation to the previous quarter. This increase is basically due to an increment in the business volume. We point out a 7.5% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, which shows a higher profitability than the corporate portfolio.

The Operating Income from Insurance, Private Pension Plans and Savings Bonds showed in 1Q06 a R$ 148 million reduction, as a result of a better performance in the 4th quarter of 2005 in sales of “PGBL” and “VGBL” products, due to the seasonality of such period.

In the 1st quarter of 2006, there was a growth of the overall delinquency ratio, both due to the change in the portfolio profile, with higher share in individual operations, intensified by the typical seasonal increase of the 1st quarter of each year, and due to the slight deterioration of the payment capacity of clients, observed in all the Brazilian Financial System. As a result, there was recording of Allowance for Doubtful Accounts, in the amount of R$ 938 million in 1Q06, which results in a R$ 168 million increase when compared to the recording of R$ 770 million in 4Q05. We also established surplus provisions at the amount of R$ 62 million in 4Q05 and R$ 18 million in 1Q06. Excluded such effects, the provision would be R$ 920 million in 1Q06 against R$ 708 million in 4Q05, i.e., a 29.9% growth, reaching a level of Allowance for Doubtful Accounts of R$ 5,315 million on March 31, 2006.

Operating Efficiency Ratio in the 12-month period ended on March 31, 2006, was of 42.9%, improving by 1.9 percentage point when compared to the 12-month period ended on December 31, 2005, and by 9.8 percentage point when compared to the period ended on March 31, 2005, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Expanded Coverage Ratio in 1Q06 [(fee income)/(personnel expenses + administrative expenses)] improved 2.8 percentage points, increasing from 71.8% in 4Q05 to 74.6% in 1Q06.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in the Note 5.

Variation in the Main Statement of Income Items

1st Quarter of 2006 compared to the 1st Quarter of 2005 – R$ million

(*)	Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

1st Quarter of 2006 compared to the 4th Quarter of 2005 – R$ million

(*)	Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

Variation in Items Composing the Net Interest Income and Exchange Adjusted

1st Quarter of 2006 compared to 1st Quarter of 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Funding Expenses, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Operation with Marketable Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Variation in Items Composing the Net Interest Income and Exchange Adjusted

1st Quarter of 2006 compared to the 4th Quarter of 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Funding Expenses, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Operations with Marketable Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plan, and Savings Bonds.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	2004	2005		2006

	4thQtr	1st Qtr.	4thQtr	1st Qtr.

Loan Operations	54,080	57,023	70,402	74,380
Leasing Operations	1,556	1,717	2,363	2,629
Advances on Foreign Exchange Contracts	5,207	5,047	4,873	5,230
1 – Total – Average Balance (Quarterly)	60,843	63,787	77,638	82,239
2 – Income (Loan Operations, Leasing and Exchange) (*)	3,258	3,827	5,354	4,698
3 – Average Return Annualized Exponentially (2/1)	23.2%	26.2%	30.6%	24.9%

(*)	Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 11a).

Marketable Securities x Income on Marketable Securities Transactions

R$ million	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr.	1st Qtr.

Marketable Securities	60,288	63,632	64,349	66,560
Interbank Investments	23,736	21,980	24,578	24,383
Subject to Repurchase Agreements	(22,219)	(22,372)	(24,588)	(24,338)
Derivative Financial Instruments	(241)	(830)	(641)	(683)
4 – Total –Average Balance (Quarterly)	61,564	62,410	63,698	65,922
5 – Income on Marketable Securities Transactions (Net of Sales and Purchase
Commitments Expenses) (*)	1,835	2,853	2,795	2,875
6 – Average Rate Annualized Exponentially (5/4)	12.5%	19.6%	18.7%	18.6%

(*)	Includes Financial Income on Insurance, Private Pension Plans and Savings Bonds, Derivative Financial Instruments and Foreign Exchange adjustments (Note 11a).

Total Assets x Income from Financial Intermediation

R$ million	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr.	1st Qtr.

7 – Total Assets – Average Balance (Quarterly)	182,315	188,113	205,298	212,537
8 – Income from Financial Intermediation	6,202	8,109	9,940	9,081
9 – Average Rate Annualized Exponentially (8/7)	14.3%	18.4%	20.8%	18.2%

Funding x Expenses

R$ million	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr.	1st Qtr.

Deposits	66,715	70,008	73,251	74,944
Funds from Acceptance and Issuance of Securities	5,587	5,046	6,182	6,256
Interbank and Interdepartmental Accounts	1,830	1,619	1,961	1,733
Subordinated Debt	6,031	6,045	6,609	8,167
10 – Total Funding – Average Balance (Quarterly)	80,163	82,718	88,003	91,100
11 – Expenses (*)	563	1,538	2,260	1,132
12 – Average Rate Annualized Exponentially (11/10)	2.8%	7.6%	10.7%	5.1%

(*)	Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustments (Note 11a).

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds x Expenses

R$ million	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr	1st Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and Savings Bonds – Average Balance (Quarterly)	32,627	34,499	39,549	41,709
14 – Expenses (*)	922	939	1,051	1,043
15 – Average Rate Annualized Exponentially (14/13)	11.8%	11.3%	11.1%	10.4%

(*)	Price-Level Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr.	1st Qtr.

Borrowings	8,128	7,490	6,803	6,589
Onlendings	8,209	8,306	9,099	9,498
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	16,337	15,796	15,902	16,087
17 – Expenses for Borrowings and Onlendings (*)	92	204	409	137
18 – Average Rate Annualized Exponentially (17/16)	2.3%	5.3%	10.7%	3.4%

(*)	Includes Foreign Exchange adjustments (Note 11a).

Total Assets x Net Interest Income

R$ million	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr.	1st Qtr.

19 – Total Assets – Average Balance (Quarterly)	182,315	188,113	205,298	212,537
20 – Net Interest Income (*)	3,516	3,999	4,429	5,260
21 – Average Rate Annualized Exponentially (20/19)	7.9%	8.8%	8.9%	10.3%

(*)	Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

Similarly to the previous quarters, the tax effect of hedge of investments abroad is presented separately in the compared periods, which include the partial income on derivatives used for hedge effect on investments abroad, which, in terms of Net Income, simply annuls the tax effect (Income Tax/Social Contribution and PIS/COFINS) of such hedge strategy.

This tax effect is triggered by the fact that exchange variation of investments abroad is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the income from derivative instruments is taxable when gains occur and deductible when losses occur.

Therefore, gross income from hedge is reflected in Net Interest Income, under the line “Income from Derivative Financial Instruments”, and its respective taxes are reflected under the lines “Tax Expenses” and “Income Tax and Social Contribution”, as follows:

Tax Effect of Hedge of Investments Abroad

Effect on the Items	R$ million

	Effect in 1Q06				Effect in 4Q05				Effect in 1Q05

	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income

Partial Income on Hedge of
Investments Abroad	768	(36)	(249)	483	(469)	22	152	(295)	27	(1)	(9)	17
Exchange Variation of
Investments Abroad	(483)	–	–	(483)	295	–	–	295	(17)	–	–	(17)
Total	285	(36)	(249)	–	(174)	22	152	–	10	(1)	(9)	–

For a better evaluation of Net Interest Income growth among the periods, hedge effects and exchange variation of investments abroad occurred in the Net Interest Income were excluded, as shown in the previous chart, as well as the R$ 327 million income earned with the sale of our stake in Belgo-Mineira, which took place in 1Q05, as follows:

Adjusted Net Interest Income

Margin Adjustments	R$ million

	1st Quarter		Variation	1st Qtr.	4th Qtr.	Variation

	2006	2005		2006	2005

Reported Net Interest Income	5,260	3,999	1,261	5,260	4,429	831
(-) Sale of Belgo Mineira	–	(327)	327	–	–	–
(-) Hedge/Exchange Variation	(285)	(10)	(275)	(285)	174	(459)
Adjusted Net Interest Income	4,975	3,663	1,313	4,975	4,603	372
% Adjusted on Average Assets	9.7%	8.0%	–	9.7%	9.3%	–

b) Comments on the Adjusted Net Interest Income Variation

In 1Q06, the adjusted Net Interest Income reached R$ 4,975 million, a 8.1% growth or R$ 372 million, when compared to R$ 4,603 million in 4Q05. When comparing 1Q06 against the same period of the previous year, we can notice a growth of 35.9%, representing an improvement of R$ 1,312 million.

In spite of the drop of the CDI rate from 4.3% in 4Q05 to 4.0% in 1Q06, the growth of volumes of operations provided an increase in the global margin of Consolidated Bradesco, also offsetting the drop of spreads to clients.

The growth of volume of operations represented a positive impact of R$ 232 million in the evolution of the net interest income between 4Q05 and 1Q06, while the drop of spread made the margin decrease from R$ 171 million between the periods analyzed. Thus, the result of operations that earn interest had an evolution of R$ 61 million.

When comparing 1Q06 and 1Q05 the evolution of the result of operations that earn interest was R$ 1,048 million, motivated, mainly, by the increase in the volume of loan operations in the period and by the increase that will be commented below.

Bradesco’s strategy in the retail market, in the last quarters, was mainly focused on the increase of loan operations with individual clients, specially, vehicle financing and personal loan. The result of this effort is shown in the evolution of 7.5% of the balance of individual client loan operations in 1Q06 and the growth of 50.6% compared to the balance of March 2005, resulting from the maturation of some partnerships entered into in 2005.

Corporate loan operations had a slight increase of 1.7% compared to December, in spite of the foreign exchange appreciation in 1Q06 of 7.2%, a fact that negatively impacts the balance of operations Overseas and loan operations in the Country indexed to this currency, when converted into reais. Comparing the evolution of the last twelve months, corporate loan operations had a growth of 15.3% .

The contribution of Grupo Segurador was also positive for the increase of the net interest income, basically, due to the increase in business volume, confirmed by means of the evolution of 10.9% of the number of insured in the last twelve months. In 1Q06 the number of insured practically did not change, standing at about 13 million, in spite of the seasonal effects of demands of this market between the last and the first quarter of the year. In view of that, there was the need to strengthen technical provisions of insurance, private pension plans and savings bonds, which increased 4.1% in 1Q06 and 20.5% compared to the last twelve months.

The result of the adjusted net interest income arising from “non-interest” result in 1Q06 increased R$ 311 million compared to the last quarter of 2005 and R$ 265 million, when compared to the same quarter of 2005, mainly arising from higher gains of marketable securities and treasury in view of the adequate positioning of consolidated Bradesco’s marketable securities portfolio.

It is worth pointing out that the strategy adopted by Bradesco jointly with the stability process of the economic scenario is positively reflecting on the net interest income, once in the last years this item had constant evolutions since 2Q04, as shown in the graphic below:

Evolution – Adjusted Margin – R$ million

The annualized net interest income adjusted rate, obtained by dividing the income from adjusted net interest income over the average balance of total assets, increased from 9.3% in 4Q05 to 9.7% in 1Q06, accounting for 0.4 percentage point increase, and when comparing the 1Q06 to the same quarter of 2005, we can notice an evolution even higher of 1.7 percentage points, i.e., it increased from 8.0% in 1Q05 to 9.7% this quarter.

The evolution of Bradesco net interest income through the years is directly related with the improvement of Bradesco Consolidated assets mix, with a highlight on loan operations that started representing in March 2006 39.0% of the total assets while in March 2005 those operations represented 34.5%, i.e., there was an increase of 4.5 percentage points.

It is also worth pointing out the evolution of the share of loan operations with individual clients in the total loan portfolio that in Mar/05 represented 35.9% of the total and started representing 42.3% . Accordingly, it is important to point out the evolution of the quarterly rates of the adjusted net interest income of 2004, 2005 and 1Q06.

Evolution – Average Rate – Adjusted Margin – (%)

Allowance for Doubtful Accounts (PDD)

Movement of Allowance for Doubtful Accounts

	R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Opening Balance	4,181	4,145	4,647	4,959
Amount Recorded	489	635	770	938
Amount Written-off	(525)	(479)	(458)	(593)
Balance Derived from Acquired Institutions	–	–	–	11
Closing Balance	4,145	4,301	4,959	5,315
Specific Allowance	1,785	1,867	2,288	2,703
Generic Allowance	1,435	1,496	1,657	1,580
Other Allowance	925	938	1,014	1,032
Credit Recoveries	154	127	193	129

Allowance for Doubtful Accounts (PDD) on Loan and Leasing Operations

	R$ million

	2004	2005		2006

	December	March	December	March

Allowance for Doubtful Accounts (A)	4,145	4,301	4,959	5,315
Loan Operations (B)	62,788	65,979	81,130	84,426
PDD over Loan Operations (A/B)	6.6%	6.5%	6.1%	6.3%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2004	2005		2006

	December	March	December	March

(1) Total Allowance	4,145	4,301	4,959	5,315
(2) Abnormal Course Loans (E to H)	2,062	2,182	2,714	3,235
PDD Coverage Ratio (1/2)	201.0%	197.1%	182.7%	164.3%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2004	2005		2006

	December	March	December	March

(1) Total Allowance	4,145	4,301	4,959	5,315
(2) Non Performing Loans	2,140	2,230	2,702	3,281
NPL Ratio (1/2)	193.7%	192.9%	183.5%	162.0%

(*)	Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on Allowance for Doubtful Accounts (PDD), see pages 79 to 83 of this Report.

Fee Income

	R$ million

	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr	1st Qtr.

Checking Accounts	374	403	490	495
Loan Operations	249	285	348	360
Cards	349	290	371	349
Assets under Management	239	246	275	303
Collection	168	158	180	180
Interbank Fees	69	65	71	73
Collection of Taxes	54	44	55	56
Consortium Purchase Plan Management	29	30	46	44
Custody and Brokerage Services	25	27	34	38
Others	119	113	140	142
Total	1,675	1,661	2,010	2,040

Fee Income increased 22.8% in 1Q06, or a R$379 million growth when compared to the same period of previous year, amounting to R$ 2,040 million.

Major components for growth of Fee Income were:

–	the strategy of clients segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth boosted the “Checking Accounts”, up by R$ 92 million;

–	the increase in the volume of Loan Operations, especially individuals, with highlights to the products “Personal Loan” and “Vehicles”, which is directly related to the maintenance of economy activity, was the major factor for the increase in item “Revenues from Loan Operations”, a R$ 75 million improvement in the last 12 months;

–	the growth of 20.3%, represented by the increase of R$ 59 million, in the item “Cards”, in the last 12 months is directly related to the increase of 7.3% in the cards base, from 46.8 million to 50.2 million; and

–	the volume growth of 25.3% in managed funds, from R$ 104.8 billion on March 31, 2005 to R$ 131.3 billion on March 31, 2006, was the main reason for the growth in the item “Fund Management”, which increased by R$ 57 million in the last 12 months.

When compared to 4Q05, Fee Income showed an expansion of 1.5% with a R$ 30 million growth, as a result of the increased volumes of businesses in 1Q06, pointing out increases of 10.2%, 3.4% and 11.8% under the items “Fund Management”, “Loan Operations” and “Checking Accounts”, up by R$ 28 million, R$ 12 million and R$ 5 million, respectively.

Administrative and Personnel Expenses

	R$ million

	2004	2005		2006

	4thQtr.	1st Qtr.	4thQtr.	1st Qtr.

Third-Party Services	216	227	272	270
Communications	171	178	187	187
Transport	108	105	111	123
Financial System Services	103	100	110	113
Depreciation and Amortization	120	116	134	109
Advertising	142	70	203	91
Rentals	76	77	83	81
Maintenance and Repairs	75	73	73	77
Data Processing	55	58	70	70
Leasing of assets	72	67	51	54
Water, Electricity and Gas	34	35	37	42
Materials	44	40	45	40
Travel	17	12	16	15
Others	56	34	47	45
Administrative Expenses	1,289	1,192	1,439	1,317

Remuneration	647	616	671	678
Social Charges	241	235	243	247
Benefits	271	271	312	302
Lump-sum Payment of Bonus (*)	29	–	–	–
Training	16	8	13	8
Employee Profit Sharing	55	65	63	100
Provision for Labor Proceedings	25	26	59	84
Personnel Expenses	1,284	1,221	1,361	1,419

Total Administrative and Personnel Expenses	2,573	2,413	2,800	2,736

(*)	In 2004, the lump-sum payment bonus refers to the additional food basket.

In 1Q06, the Administrative and Personnel Expenses showed a R$ 323 million increase when compared to the same period last year, reaching the amount of R$ 2,736 million against R$ 2,413 million in the same period of 2005. The nominal variation of Administrative Expenses between periods of three months ended on March 31, 2005 and 2006 shows a R$ 125 million increase, reaching the amount of R$ 1,317 million mainly justified: (i) by the increase in the client base; (ii) by the acquisition of BEC in the first quarter of 2006; and (iii) by contractual adjustments in the period.

Personnel Expenses increased R$ 198 million when compared to the same period of 2005, reaching R$ 1,419 million, pointing out: (i) higher expenses: employee profit sharing (PLR) in the amount of R$ 35 million; (ii) higher labor claims provisions R$ 58 million; (iii) the acquisition of Banco BEC R$ 15 million; and (iv) the increase in the salary levels, resulting from the Collective Barganing Agreement of 2005 (6%), benefits and other of R$ 90 milion.

When compared to 4Q05, Administrative and Personnel Expenses decreased R$ 64 million, with a reduction of 2.3%, from R$ 2,800 million in 4Q05 to R$ 2,736 million in 1Q06.

Administrative Expenses decreased by R$ 122 million compared to the previous quarter. However, excluding the seasonal effect of advertising expenses in the 4th quarter of 2005, we can notice that such expenses remained almost stable compared to the 4th quarter of 2005.

Personal Expenses in 1Q06 increased by R$ 58 million mainly due to: (i) higher expenses with “PLR” of R$ 37 million; (ii) higher expenses with provisions for labor proceedings of R$ 25 million; (iii) the acquisition of Banco BEC R$ 15 million; which were mitigated: (iv) by the concentration of net accrual of the increase in salary levels R$ 19 million.

Operating Efficiency

	R$ million

	Years					1st Qtr.

	2001	2002	2003	2004	2005	2006

Personnel Expenses	3,549	4,076	4,779	4,969	5,312	5,509
Employee Profit Sharing	(160)	(140)	(170)	(182)	(287)	(321)
Other Administrative Expenses	3,436	4,028	4,814	4,937	5,142	5,267
Total (1)	6,825	7,964	9,423	9,724	10,167	10,455
Net Interest Income	10,109	11,472	13,282	13,231	17,281	18,542
Fee Income	3,473	3,712	4,557	5,824	7,349	7,728
Subtotal Private Pension Plans and Savings Bonds	(588)	658	(149)	(60)	294	623
Income from Insurance Premiums, Private Pension Plans and
Savings Bonds	8,959	10,135	11,726	13,284	13,647	14,309
Variation in Technical Provisions for Insurance, Private Pension
Plans and Savings Bonds	(3,492)	(2,785)	(3,670)	(3,964)	(2,756)	(2,917)
Retained Claims	(3,252)	(3,615)	(3,980)	(5,159)	(5,825)	(5,962)
Savings Bonds Draws and Redemptions	(744)	(721)	(1,100)	(1,223)	(1,229)	(1,268)
Insurance, Private Pension Plans and Savings Bonds
Selling Expenses	(689)	(667)	(762)	(867)	(961)	(975)
Expenses with Pension Plan Benefits and Redemptions	(1,370)	(1,689)	(2,363)	(2,131)	(2,582)	(2,564)
Equity in the Earnings of Affiliated Companies	71	65	5	163	76	86
Other Operating Expenses	(1,831)	(3,148)	(2,741)	(2,826)	(3,405)	(3,661)
Other Operating Income	1,326	1,321	1,697	1,198	1,097	1,052
Total (2)	12,560	14,080	16,651	17,530	22,692	24,370
Efficiency Ratio (%) = (1/2)	54.3	56.6	56.6	55.5	44.8	42.9

(*)	Accumulated amounts for the past 12 months

Efficiency Ratio – in percentage

Efficiency Ratio – in percentage

The Efficiency Ratio (accumulated in the 12 months) for March 2006 was of 42.9%, improved by 1.9% percentage point compared to the 12-month period ended in December 2005, mainly as a result of the expenses control, pointing out administrative and personnel expenses coupled with the permanent efforts for increase in revenues. Deserves highlight the higher net interest income in the amount R$ 1,261 million, basically stemming from “interest” component, generated by an increment in business volume, pointing out a 50.6% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, the profitability of which is higher if compared to the corporate loans, and increased fee income, in the amount of R$ 379 million, as a result of increase in the average volume of transactions of fee realignment and the segmentation process.

The Efficiency Ratio for (accumulated in the 12 months) March 2006 posted significant improvement of 9.8 percentage point, from 52.7% in March 2005 to 42.9% in March 2006, due to, basically, the effective control of expenses account, especially, personnel and administrative expenses, which in the last 12-month period evolved 13.4% . Another factor that deserved attention in the improvement of efficiency ratio was the 31.5% evolution of net interest income in the period compared, pointing out higher revenues from loan operations at 22.6%, boosted by an increase in the loan portfolio volume, particularly, the individual client portfolio.

It is worth pointing out that part of the increase in the net interest income of R$ 1,261 million includes R$ 682 million, which is part of derivatives used for hedge effect on investments abroad, which in terms of net income, simply annuls the tax effect of this hedge strategy in the period. This negative tax effect is directly reflected on the items “Tax Expenses” and “Income Tax and Social Contribution”, which are not considered in the calculation of the Efficiency Ratio. If we disregard this part of derivatives in the calculation basis of Efficiency Ratio, both in March 2006 and December 2005, we would reach an index of 44.1% in March 2006 and 45.6% in December 2005, a 1.5 percentage point improvement when compared to December 2005.

If we also exclude from the Efficiency Ratio calculation basis the goodwill amortization expenses over the past 12 months, in the amount of R$ 476 million, we would have an improvement of 0.8 percentage point, from 44.1% to 43.3% .

The Expanded Coverage Ratio (fee income)/(personnel expenses + administrative expenses) improved 2.8 percentage points, from 71.8% in 4Q05 to 74.6% in 1Q06, as shown in the following graph:

Administrative Expenses + Personnel and Fee Income

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	March	December

	2006	2005	2004	2003	2002	2001

Current and Long-term assets	211,583,328	204,325,065	180,038,498	171,141,348	137,301,711	105,767,892
Funds available	3,012,703	3,363,041	2,639,260	2,448,426	2,785,707	3,085,787
Interbank investments	23,759,335	25,006,158	22,346,721	31,724,003	21,472,756	3,867,319
Open Market Investments	15,550,118	19,615,744	15,667,078	26,753,660	19,111,652	2,110,573
Interbank Deposits	8,209,218	5,390,726	6,682,608	4,970,343	2,370,345	1,760,850
Allowance for Losses	(1)	(312)	(2,965)	–	(9,241)	(4,104)
Maketable Securities and Derivative Financial
Instruments	68,669,130	64,450,808	62,421,658	53,804,780	37,003,454	40,512,688
Own Portfolio	62,534,585	59,324,858	51,255,745	42,939,043	29,817,033	27,493,936
Subject to Repurchase Agreements	676,524	1,051,665	4,807,769	5,682,852	1,497,383	9,922,036
Derivative Financial Instruments	1,600,357	474,488	397,956	232,311	238,839	581,169
Restricted to the Negotiation and Intermediation
of Amounts	–	–	–	–	–	526,219
Restricted Deposits – Brazilian Central Bank	1,836,391	2,506,172	4,512,563	3,109,634	3,536,659	1,988,799
Privatization Currencies	58,753	98,142	82,487	88,058	77,371	25,104
Subject to Collateral Provided	1,850,715	995,483	1,365,138	1,752,882	1,836,169	715,858
Securities Purpose of Unrestricted Purchase and Sale
Commitments	111,805	–	–	–	–	–
Provisions for Mark-to-Market	–	–	–	–	–	(740,433)
Interbank Accounts	16,936,266	16,922,165	16,087,102	14,012,837	12,943,432	5,141,940
Unsettled Receipts and Payments	325,459	39,093	22,075	20,237	16,902	10,118
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	16,173,653	16,444,866	15,696,154	13,580,425	12,519,635	4,906,502
– National Treasury – Rural Funding	578	578	578	578	578	712
– SFH	398,254	396,089	335,320	391,871	374,177	217,518
Correspondent Banks	38,322	41,539	32,975	19,726	32,140	7,090
Interdepartamental Accounts	325,342	172,831	147,537	514,779	191,739	176,073
Internal Transfer of Funds	325,342	172,831	147,537	514,779	191,739	176,073
Loan Operations	70,677,376	68,328,802	51,890,887	42,162,718	39,705,279	35,131,359
Loan Operations:
– Public Sector	1,057,481	821,730	536,975	186,264	254,622	199,182
– Private Sector	74,675,334	72,205,630	55,242,348	45,768,970	42,842,693	37,689,671
Allowance for Doubtful Accounts	(5,055,439)	(4,698,558)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)
Leasing Operations	2,624,359	2,411,299	1,556,321	1,306,433	1,431,166	1,567,927
Leasing Receivables
– Public Sector	115,841	66,237	–	–	45	138
– Private Sector	5,268,329	4,896,717	3,237,226	2,859,533	3,141,724	3,248,050
Unearned Income from Leasing	(2,644,325)	(2,444,596)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)
Allowance for Leasing Losses	(115,486)	(107,059)	(104,215)	(114,566)	(150,325)	(122,619)
Other receivables:	23,907,835	22,106,013	21,664,592	24,098,765	20,690,054	15,685,433
Receivables on Guarantees Honored	10	–	811	624	1,577	1,131
Foreign Exchange Portfolio	8,999,580	6,937,144	7,336,806	11,102,537	10,026,298	5,545,527
Receivables	240,225	183,015	197,120	331,064	249,849	187,910
Negotiation and Intermediation of Securities	405,509	1,124,197	357,324	602,543	175,185	761,754
Specific Receivables	–	–	–	–	–	146,919
Insurance Premiums Receivable	1,088,376	1,073,002	988,029	889,358	718,909	995,662
Sundry	13,318,434	12,941,687	12,937,408	11,324,857	9,640,966	8,107,714
Allowance for Other Doubtful Accounts	(144,299)	(153,032)	(152,906)	(152,218)	(122,730)	(61,184)
Other Assets	1,670,982	1,563,948	1,284,420	1,068,607	1,078,124	599,366
Other Assets	374,383	367,688	477,274	586,994	679,515	415,484
Provision for Mark-to-Market Adjustments	(180,361)	(180,941)	(230,334)	(257,185)	(243,953)	(164,290)
Prepaid Expenses	1,476,960	1,377,201	1,037,480	738,798	642,562	348,172
Permanent Assets	4,808,022	4,357,865	4,887,970	4,956,342	5,483,319	4,348,014
Investments	922,327	984,970	1,101,174	862,323	512,720	884,773
Interest in Affiliated Companies:
– in the country	402,443	438,819	496,054	369,935	395,006	742,586
Other Investments	885,596	895,836	971,311	857,985	439,342	452,871
Allowance for Losses	(365,712)	(349,685)	(366,191)	(365,597)	(321,628)	(310,684)
Property, Plant and Equipment in use	1,992,733	1,985,571	2,270,497	2,291,994	2,523,949	2,152,680
Buildings in Use	1,127,496	1,115,987	1,357,063	1,398,735	1,748,409	1,475,581
Other Fixed Assets	3,626,524	3,644,874	3,604,741	3,480,636	3,459,950	2,988,008
Accumulated Depreciation	(2,761,287)	(2,775,290)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)
Leased Assets	11,094	9,323	18,951	34,362	34,323	46,047
Leased Assets	26,313	23,161	58,463	63,812	51,198	51,214
Accumulated Depreciation	(15,219)	(13,838)	(39,512)	(29,450)	(16,875)	(5,167)
Deferred Charges	1,881,868	1,378,001	1,497,348	1,767,663	2,412,327	1,264,514
Organization and Expansion Costs	1,371,218	1,315,881	1,170,866	1,124,058	1,037,559	874,970
Accumulated Amortization	(816,550)	(785,364)	(699,710)	(572,620)	(568,525)	(481,127)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	1,327,200	847,484	1,026,192	1,216,225	1,943,293	870,671
Total	216,391,350	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

Consolidated Balance Sheet – R$ thousand

Liabilities	March	December

	2006	2005	2004	2003	2002	2001

Current and Long-term Liabilities	195,864,058	189,163,465	169,596,632	162,406,307	131,652,394	100,199,709
Deposits	74,482,497	75,405,642	68,643,327	58,023,885	56,363,163	41,083,979
Demand Deposits	16,240,015	15,955,512	15,297,825	12,909,168	13,369,917	8,057,627
Savings Deposits	25,560,295	26,201,463	24,782,646	22,140,171	20,730,683	18,310,948
Interbank Deposits	128,014	145,690	19,499	31,400	23,848	40,446
Time Deposits	32,295,927	32,836,656	28,459,122	22,943,146	22,238,715	14,674,958
Other Deposits	258,246	266,321	84,235	–	–	–
Funds obtained in the open market	24,036,622	24,638,884	22,886,403	32,792,725	16,012,965	14,057,327
Own Portfolio	12,905,688	12,690,952	8,248,122	6,661,473	915,946	12,178,855
Third-party Portfolio	11,030,935	11,947,932	14,430,876	17,558,740	12,188,054	1,878,472
Unrestricted Portfolio	99,999	–	207,405	8,572,512	2,908,965	–
Issuance of Securities	6,307,259	6,203,886	5,057,492	6,846,896	3,136,842	4,801,410
Exchange Acceptances	–	–	–	–	1,214	–
Mortgage Notes	843,313	847,508	681,122	1,030,856	384,727	780,425
Debentures Funds	2,733,165	2,624,899	–	7,291	100,369	48,921
Securities Issued Abroad	2,730,781	2,731,479	4,376,370	5,808,749	2,650,532	3,972,064
Interbank Accounts	157,194	139,193	174,066	529,332	606,696	192,027
Interbank Onlendings	–	–	–	159,098	35,686	4,519
Correspondent Banks	157,194	139,193	174,066	370,234	571,010	187,508
Interdepartamental Accounts	1,267,803	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Third-party Funds in Transit	1,267,803	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Borrowings	6,043,546	7,135,327	7,561,395	7,223,356	9,390,630	7,887,154
Local Borrowings – Official Institutions	1,012	1,088	1,376	2,070	3,368	2,979
Local Borrowings – Other Institutions	16	18	11,756	4,010	216,812	230,468
Foreign Currency Borrowings	6,042,518	7,134,221	7,548,263	7,217,276	9,170,450	7,653,707
Local Onlending – Official Institutions	9,566,979	9,427,571	8,355,398	7,554,266	7,000,046	5,830,633
National Treasury	14,402	52,318	72,165	51,398	62,187	–
National Bank for Economic and Social
Development (BNDES)	4,343,620	4,237,973	3,672,007	3,403,462	3,437,319	3,067,220
Federal Savings Bank (CEF)	63,078	59,588	395,820	459,553	453,803	433,381
Government Agency for Machinery and
Equipment Financing (FINAME)	5,143,258	5,075,232	4,211,762	3,638,966	3,045,176	2,321,508
Other institutions	2,621	2,460	3,644	887	1,561	8,524
Foreign Onlendings	374	183	42,579	17,161	47,677	316,283
Foreign Onlendings	374	183	42,579	17,161	47,677	316,283
Derivative Financial Instruments	1,128,413	238,473	173,647	52,369	576,697	111,600
Technical Provisions for Insurance, Private Pension
Plans and Savings Bonds	42,555,173	40,862,555	33,668,654	26,408,952	19,155,479	13,853,426
Other Liabilities	30,318,198	23,210,838	21,287,950	21,175,297	18,024,470	11,303,365
Collection of Taxes and Other Contributions	1,516,773	156,039	204,403	130,893	108,388	181,453
Foreign Exchange Portfolio	3,878,459	2,206,952	3,011,421	5,118,801	5,002,132	1,343,769
Social and Statutory Payables	1,713,847	1,254,651	900,266	851,885	666,409	572,265
Fiscal and Pension Plans Activities	6,126,128	5,041,312	4,495,387	4,781,458	4,376,031	3,371,127
Negotiation and Intermediation of Securities	404,945	893,957	312,267	595,958	109,474	1,307,385
Financial and Development Funds	1,768	–	–	–	–	–
Subordinated Debt	9,613,739	6,719,305	5,972,745	4,994,810	3,321,597	969,842
Sundry	7,062,539	6,938,622	6,391,461	4,701,492	4,440,439	3,557,524
Deferred Income	79,863	52,132	44,600	31,774	15,843	9,020
Deferred Income	79,863	52,132	44,600	31,774	15,843	9,020
Minority interest in subsidiary companies	72,003	58,059	70,590	112,729	271,064	139,231
Stockholders' Equity	20,375,426	19,409,274	15,214,646	13,546,880	10,845,729	9,767,946
Capital:
– Local Residents	11,947,791	11,914,375	6,959,015	6,343,955	4,960,425	4,940,004
– Foreign Residents	1,052,209	1,085,625	740,985	656,045	239,575	259,996
Receivables	–	–	(700,000)	–	–	–
Capital Reserves	36,223	36,032	10,853	8,665	7,435	7,435
Profit Reserves	6,883,896	5,895,214	7,745,713	6,066,640	5,715,317	4,614,110
Mark-to-Market Adjustment – Marketable Securities
and Derivatives	490,657	507,959	458,080	478,917	9,152	–
Treasury Stock	(35,350)	(29,931)	–	(7,342)	(86,175)	(53,599)
Stockholders' equity managed by
parent company	20,447,429	19,467,333	15,285,236	13,659,609	11,116,793	9,907,177
Total	216,391,350	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Marketable Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Savings Bonds	Private Pension Plans	Other Activities	Total	%

Trading Securities	7,325	7,289	33,267	378	48,259	74.3
Securities Available for Sale	9,796	1,599	1,098	15	12,508	19.2
Securities Held to Maturity	1,072	–	3,185	–	4,257	6.5
Subtotal	18,193	8,888	37,550	393	65,024	100.0
Purchase and Sale Commitments	1,473	1,579	593	–	3,645
Total on March 31, 2006	19,666	10,467	38,143	393	68,669
Total on December 31, 2005	17,777	9,545	36,765	364	64,451
Total on March 31, 2005	26,206	7,504	31,015	117	64,842

Composition of Marketable Securities by Issuance

Securities	R$ million

	2005		2006

	March	December	March

Government	35,210	28,449	29,712
Private	8,965	13,944	14,422
PGBL / VGBL	11,856	16,176	20,890
Subtotal	56,031	58,569	65,024
Purchase and Sale Commitments:	8,811	5,882	3,645
Funds	5,445	1,914	3,167
PGBL / VGBL	3,366	3,968	478
Total	64,842	64,451	68,669

Classification of Marketable Securities by Segment – in percentage

N.B.: The Composition of Marketable Securities Portfolio consolidated by: issuer, maturity, business segment and by category can be found in the Note 8.

Loan Operations

The consolidated balance of loan operations reached at the end of 1Q06 a total of R$ 84.4 billion, representing a 4.1% increase in the quarter and a 28.0% growth in the last 12 months.

Bradesco’s growth in the loan portfolio was more pronounced in the operations for individuals,especially the portfolios of vehicle financing and personal loan, in view that, in businesses involving legal entities, the lines targeted at working capital and export financing stood out, in spite of the dollar depreciation of 7.2% in the period.

Loan Operations – Total Portfolio

The loan for individuals showed a less intense rhythm of 7.5% in the quarter, although maintaining a good growth with a 50.6% increase when compared to the balance of March 2005, mainly due to the consolidation of some categories, such as consigned loan and operating agreements.

Accordingly, the loan granted to companies increased 15.3% in the last 12 months with a better behavior in the quarter, with an increase of 1.7%, due to the drop of loan acquisitions and to the balance of operations portfolios carried out in Branches and Subsidiaries Overseas due to the exchange fluctuation, as previously mentioned.

Loan Operations – per Type of Client

Loan Operations – Client Feature

The higher increase in the individuals segment operations was reflected in the increase of its relative participation in the loan portfolio, starting representing, in March 2006, 42.3% of the total portfolio compared to 35.9% observed in March 2005, besides also changing the representativeness of the Bank’s business segments, as observed in the table bellow:

Loan Operations – per Activity Sector – in percentage

The loan portfolio of Banco Finasa, mainly targeted at vehicle financing for individual clients, has been showing the highest evolution among the business segments, starting being responsible for 18.8% of the loan portfolio of Bradesco Conglomerate. On the other hand, the share of the Corporate segment, even with a growth of R$ 2.0 billion in the last twelve months, decreased from 35.7% in March 2005 to 30.3% in March 2006. The other representative segments (Retail and Companies) remained with a share practically steady in the period.

Loan Operations – per Activity Sector

	R$ million

	2005				2006

	March	%	December	%	March	%

Public Sector	571	0.9	891	1.1	1,089	1.2
Private Sector	65,408	99.1	80,239	98.9	83,337	98.8
Industry	18,337	27.8	20,396	25.1	19,313	23.0
Commerce	10,198	15.4	12,077	14.9	12,649	15.0
Financial Intermediary	523	0.8	259	0.3	266	0.3
Services	11,459	17.4	13,193	16.3	14,304	16.9
Agribusiness, Fishing, Silviculture and
Forest Exploitation	1,169	1.8	1,093	1.4	1,087	1.3
Individuals	23,722	35.9	33,221	40.9	35,718	42.3
Total	65,979	100.0	81,130	100.0	84,426	100.0

When distribution is concerned, by activity sector, the industry had a drop in the balance and in the share of the portfolio, due to the reduction of loans for the food and automobile industries, however remained with the highest loan volume (with 23.0% of the total portfolio), followed by Services (16.9%) and Commerce (15.0%).

We point out in the quarter the growth in the share and in the balance of the Services sector, mainly influenced by a short-term operation.

Loan Operations – per Type

	R$ million

	2004	2005		2006

	December	March	December	March

Borrowings and Discount of Trade Receivables	27,791	29,435	36,483	38,048
Financings	21,906	22,914	30,142	31,034
Rural and Agribusiness Loans	6,082	5,919	6,403	6,651
Leasing Operations	1,661	1,774	2,518	2,740
Advances on Foreign Exchange Contracts	4,796	5,298	5,017	5,443
Subtotal of Loan Operations	62,236	65,340	80,563	83,916
Other Loans	552	639	567	510
Total Loan Operations	62,788	65,979	81,130	84,426
Sureties and Aval Guarantees Recorded in Memorandum Accounts	8,100	9,085	9,630	10,737
Total Including Sureties and Aval Guarantees	70,888	75,064	90,760	95,163

The evolution of balance of operations with Sureties and Aval Guarantees rendered was recorded again, with a growth of 11.5% in the quarter, pointing out the operations carried out with clients of the Corporate segment.

Loan Portfolio Quality

The change in the share of credits under the “AA and C” ratings, compared to the total portfolio, was already expected due to the change of its profile, as previously observed. This trend must remain during the next quarters, following the changes of distribution of credits among the business segments, offset by the higher profitability generated by these assets.

Loan Operations by Rating – in percentage

Consistently with the growth of individual client operations, the total volume of allowance for doubtful accounts reached R$ 5,315 million, presenting a slight increase in relative terms, when compared to the total loan portfolio (6.1% in December 2005 to 6.3% in March 2006), ensuring the maintenance of adequate levels of PDD coverage.

In this regard, we point out the strength of the provision criteria adopted, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months.

Allowance for Loan Losses (PPD) x Default x Losses – Percentage over Loan Operation Balance

It can be verified in the previous graph that are PDD coverage ratios on loan losses had comfortable margin over all the period analyzed. The trend for the next quarters is maintenance of the relation between the PDD coverage and the write-offs for loss.

Delinquency up to 90 days x PDD

In the 1st quarter , it can be verified a growth of the general delinquency ratio, both due to the already mentioned change of the portfolio profile, with higher share in individual client operations, intensified by the seasonal increase normally verified in the 1st quarter of each year, and due to the slight deterioration of their payment capacity, noticed in all the National Financial System. For next months, a slight increase in the delinquency indicators is expected, already duly priced in our products and services.

Distribution of the Loan Portfolio of Normal Course by Terms – in percentage

The terms of loan operations, reflected by loan portfolio profile under normal course has been extending, mainly in view of consumer financing operations, which by their nature have a longer term.

The operations with maturity exceeding 180 days represent 48.6% of total portfolio in March 2006, against 46.2% in twelve months.

Loan Portfolio Movement between March 2005 and 2006 – R$ million

At the same time Bradesco has tried to conquer new clients in the market, mainly among individuals, the concern of having the loyalty of those previously existing remains, by means of the offer of new financing lines and revaluation of current loan limits, maintaining the high quality of clients, as shown in the table below:

Loan Portfolio Movement between March 2005 and 2006

Rating	Borrowers Remaining from March 2005		New Borrowers Between March 2005 and 2006		Total Loans in March 2006

	R$ million	%	R$ million	%	R$ million	%

AA – C	62,054	92.0	16,271	95.7	78,325	92.8
D	1,605	2.4	222	1.3	1,827	2.1
E – H	3,761	5.6	513	3.0	4,274	5.1
Total	67,420	100.0	17,006	100.0	84,426	100.0

Concentration of Loan Portfolio

The concentration of largest borrowers kept decreasing in March 2006, in relation to the status showed in the last 12 months, in spite of the slight growth in the quarter, as can be evidenced in the following table:

Concentration – Loan Operations without Guarantee – in percentage

Loan Portfolio Indicators

In order to ease the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million

	2004	2005		2006

	December	March	December	March

Total Loan Operations	62,788	65,979	81,130	84,426
– Individual	21,191	23,722	33,221	35,718
– Corporate	41,597	42,257	47,909	48,708
Existing Provision	4,145	4,301	4,959	5,315
– Specific	1,785	1,867	2,288	2,703
– Generic	1,435	1,496	1,657	1,580
– Additional	925	938	1,014	1,032

Specific Provision/Existing Provision (%)	43.1	43.4	46.1	50.8
Existing Provision/ Loan Operations (%)	6.6	6.5	6.1	6.3
AA – C Rated Loan Operations / Loan Operations (%)	92.3	92.5	93.2	92.8
Operations Under Risk Management (D Rating) / Loan Operations (%)	2.7	2.3	2.0	2.1
E – H Rated Loan Operations / Loan Operations (%)	5.0	5.2	4.8	5.1

Loan Operations (D Rating)	1,693	1,524	1,578	1,827
Existing Provision for D Rating Loan Operations	454	347	407	482
Provision/ D Rating Loan Operations (%)	26.8	22.7	25.8	26.4
D – H Rated Loan Operations overdue	2,441	2,652	3,303	4,006
Total Provision / D – H Rated Loan Operations overdue (%)	169.8	162.2	150.1	132.7

E – H Rated Loan Operations	3,167	3,397	3,905	4,274
Existing Provision for E – H Rated Loan Operations	2,741	2,952	3,401	3,720
Provision/ E – H Rated Loan Operations (%)	86.5	86.9	87.1	87.0
E –H Rated Loan Operations overdue	2,062	2,182	2,714	3,235
Total Provision/E –H Rated Loan Operations overdue (%)	201.0	197.1	182.7	164.3

Total Provision / Non Performing Loans (*) (%)	193.7	192.9	183.5	162.0

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

In the 1st quarter, we noticed, in general, a slight growth of the delinquency ratios. The increase was already estimated, due to changes in the portfolio breakdown and to a slight increase in the delinquency of our clients, in particular of individuals, intensified by the seasonal trend in the period, as noticed in past years. Anyway, the preventive maintenance of high provision levels could absorb such fluctuations, maintaining all performance indicators with comfortable coverage indices.

For 2006, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, rooted by the traditional concepts of security, consistency, selectivity and diversification.

Funding

Deposits by Maturity

Deposits	R$ million

	2005	2006

	December	March

	Total	Up to30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	15,956	16,240	–	–	–	16,240
Savings	26,201	25,560	–	–	–	25,560
Interbank	146	69	59	–	–	128
Time	32,837	2,818	4,839	2,057	22,582	32,296
Other Deposits	266	258	–	–	–	258
Total	75,406	44,945	4,898	2,057	22,582	74,482

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts of Bradesco Organization in the end of 1Q06 was R$16.2 billion.

In conformity with the social-environmental responsibility policy, all models of statements (Checking and Savings Accounts) are being printed in a 100% recycled paper.

Quantity of Checking Accounts – Individuals and Corporate – in thousands

In March 2006, includes 170 thousand Individual client accounts and 14 thousand Corporate accounts of BEC

Savings Accounts

The balance of Bradesco Organization Savings Accounts at the end of 1Q06, was R$ 25.6 billion in deposits, corresponding to a 19.2% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Traditionally in the 1st quarter the Savings Portfolio has a slight reduction due to common expenses at the beginning of the year such as IPVA, IPTU, school supply, among others.

Savings Account Deposits – R$ billion

In March 2006, includes R$ 544 million of the Savings Portfolio of BEC.

Share of SBPE (Brazilian Savings and Loan System) – in percentage

Number of Savings Accounts – million

In March 2006, includes 391 thousand accounts of BEC.

Asset Management

Bradesco Investment Funds continue to be the best ones of the industry

The Investment Fund management of Bradesco was in the Agência Estado Fundos ranking, disclosed in March 2006. Made in partnership with Ibmec São Paulo, the ranking appoints the best investment funds of 2005. Bradesco ranked third in the general rating and second in Fixed Income Fund management.

In the ranking disclosed in March 2006 by Investidor Individual magazine, Bradesco had a great rating with 28 five star funds, which ranked third among 61 managers evaluated.

Highlights of the fund industry in Brazil in 1Q06

The investment fund industry in Brazil had a significant growth in the 1st quarter of 2006. The net funding reached about R$ 39.8 billion in the first three months of the year, increasing the Assets of funds to R$ 793 billion, according to data from ANBID. The net funding of the 1st quarter, compared to the same period of the previous year (R$ 15.3 billion), had a growth of 160%. The categories of funds which had higher funding were Fixed Income (R$ 16.7 billion) and Multimarket (R$ 11.7 billion) benefited by the reduction of interest rates. We can also highlight the growth and consolidation of the FIDCs (Investment Funds in Credit Rights) industry, whose assets surpass R$ 14 billion, starting to represent an excellent funding instrument for companies. Additionally, following the evolution of the Brazilian capital markets, we can point out the arising of several multimarket funds and stocks with differentiated investment policies. We can highlight Long/Short, PIBB, Dividends and Small Caps Funds.

Stockholders’ Equity

	R$ million

	2004	2005		2006

	December	March	December	March

Investment Funds	86,253	91,730	107,540	116,875
Managed Portfolios	8,243	7,458	8,162	8,468
Third-party Fund Quotas	5,144	5,569	5,480	5,937
Total	99,640	104,757	121,182	131,280

Asset Distribution

	R$ million

	2004	2005		2006

	December	March	December	March

Investment Funds – Fixed Income	83,441	88,812	104,183	113,023
Investment Funds – Floating Rate	2,812	2,918	3,357	3,852
Investment Funds – Third-Party	5,066	5,391	5,103	5,565
Total	91,319	97,121	112,643	122,440
Managed Portfolio – Fixed Income	5,922	5,583	6,340	6,478
Managed Portfolio – Floating Rate	2,321	1,875	1,822	1,990
Managed Portfolios – Third-Party	78	178	377	372
Total	8,321	7,636	8,539	8,840
Total Fixed Income	89,363	94,395	110,523	119,501
Total Floating Rate	5,133	4,793	5,179	5,842
Total Third-Party Funds	5,144	5,569	5,480	5,937
Total	99,640	104,757	121,182	131,280

Total Asset Under Management according to ANBID’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	March 2005		December 2005		March 2006

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	503	2,715,998	516	3,392,016	516	3,378,207
Managed Portfolios	113	387	110	390	104	494
Total	616	2,716,385	626	3,392,406	620	3,378,701

4 - Operating Companies

Bradesco Insurance and Private Pension Group

Insurance Companies

Aggregated Balance Sheet (*)

	R$ million

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	39,306	41,264	49,169	51,600
Marketable Securities	36,778	38,621	46,423	48,742
Insurance Premiums Receivable	951	941	1,041	1,102
Other Receivables	1,577	1,702	1,705	1,756
Permanent Assets	965	705	585	825
Total	40,271	41,969	49,754	52,425

Liabilities
Current and Long-Term Liabilities	37,195	37,745	43,880	46,041
Tax, Civil and Labor Contingencies	1,087	1,149	1,208	1,237
Payables on Insurance, Private Pension Plans and Savings Bonds	401	399	455	420
Other Liabilities	2,075	869	1,355	1,829
Technical Provisions for Insurance	2,687	3,213	3,703	4,027
Technical Provisions for Private Pension Plans	28,960	30,080	35,020	36,353
Technical Provisions for Savings Bonds	1,985	2,035	2,139	2,175
Minority Interest	35	77	83	108
Stockholders’ Equity	3,041	4,147	5,791	6,276
Total	40,271	41,969	49,754	52,425

(*) Includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, and Private Pension Plans and Savings Bonds Operations.

Aggregated Statement of Income (*)

		R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Premiums Written	4,472	3,616	5,084	4,397
Reinsurance Premiums and Redeemed Premiums	(635)	(820)	(780)	(938)
Insurance, Private Pension Plans and Savings Bonds Retained Premiums	3,837	2,796	4,304	3,459
Variation in Technical Provisions	(1,280)	(94)	(1,319)	(579)
Fee Income	88	95	110	127
Retained Claims	(1,318)	(1,372)	(1,533)	(1,509)
Expenses for Savings Bonds Draws and Redemptions	(291)	(247)	(331)	(285)
Expenses for Private Pension Plans Benefits and Redemptions	(511)	(745)	(593)	(727)
Selling Expenses	(236)	(230)	(267)	(247)
Operational Provision Expense for Health Insurance	–	(324)	–	–
Other Operating Income (Expenses)	(4)	(3)	(77)	(75)
Personnel and Administrative Expenses	(229)	(220)	(269)	(244)
Tax Expenses	(40)	(39)	(52)	(48)
Financial Result	432	500	688	708
Operating Income	448	117	661	580
Non-Operating Income	(28)	3	(50)	(5)
Equity Result	(90)	358	(42)	103
Minority Interest	(2)	1	(6)	(2)
Income before Taxes and Contributions	328	479	563	676
Taxes and Contributions on Income	(16)	(48)	(191)	(215)
Net Income	312	431	372	461

(*) It includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco and Private Pension Plans and Savings Bonds Operations.

Performance Ratios – in percentage

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Claims Ratio (1)	79.1	79.9	84.9	78.7
Selling Ratio (2)	12.1	11.5	12.1	11.0
Combined Ratio (3)	101.9	101.1	109.1	99.3
Expanded Combined Ratio (4)	92.8	92.1	91.8	86.0
Administrative Expense Ratio (5)	11.9	11.0	13.3	10.9

N.B.:	For the purposes of comparison, in 1Q06 excluded the additional provisions for Health Insurance, at the amount of R$ 149 million.
	(1)	Retained Claims/Earned Premiums.
	(2)	Selling Expenses/Earned Premiums.
	(3)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/Earned Premiums.
	(4)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/(Earned Premiums + Financial Result).
	(5)	Administrative Expenses/Earned Premiums.

Insurance Premiums – Market Share (%)

In the insurance segment, according to information published by SUSEP and ANS data, up to February 2006, Bradesco secured R$ 2.2 billion in premiums and maintained its leadership with a 25.2% market share. The insurance sector obtained a total of R$ 8.9 billion in premiums up to February 2005.

Growth in Insurance Technical Provisions (*) – R$ million

(*)Bradeco Saúde, Banco Bradesco's wholly-owned, is included.

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums by Insurance Line – R$ million

Insurance Line	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health (*)	805	836	888	925
Auto/RCF	436	460	525	528
Life/AP/VGBL	325	295	300	348
Basic Lines	93	92	92	79
DPVAT	23	53	25	66
Total	1,682	1,736	1,830	1,946
N.B.: for the purposes of comparison, in 1Q06 we excluded the additional provisions for Health Insurance, at the amount of R$ 149 million.

In 1Q06, there was an increase of 12.1% in premiums earned in the insurance segment, if compared to the same period of the previous year.

Earned Premiums by Line (%)

N.B.: for the purposes of comparison, in 1Q06 we excluded the additional provisions for Health Insurance, at the amount of R$ 149 million.

Retained Claims by Insurance Line – R$ million

Insurance Line	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	749	789	854	782
Auto/RCF	363	337	417	379
Life/AP/VGBL	139	158	209	230
Basic Lines	65	64	56	57
DPVAT	14	38	17	84
Total	1,330	1,386	1,553	1,532

Breakdown of Loss Ratio by Insurance Line (%)

N.B.: for the purposes of comparison, in 1Q06 we excluded the additional provisions for Health Insurance, at the amount of R$ 149 million.

Insurance Selling Expenses by Insurance Line – R$ million

Insurance Line	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	25	27	26	27
Auto/RCF	76	81	95	95
Life/AP/VGBL	83	73	83	76
Basic Lines	20	19	17	17
DPVAT	–	–	1	–
Total	204	200	222	215

Selling Expenses by Insurance Line (%)

N.B.: for the purposes of comparison, in 1Q06 we excluded the additional provisions for Health Insurance, at the amount of R$ 149 million.

Number of Insured – in thousands

Until March 2006, there was an increase of 10.9% in the customer base compared to March, 2005.

When comparing 1Q06 to the same period of the prior year, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers, of which 2.2 million pertain to the corporate segment.

The increasing number of insured from large corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in the Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 31 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 32% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2005 – Biggest and Best List, July 2005).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Until February 2006, Bradesco maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance market, with a significant 8.3% share of total market sales in this area.

In the Asset Risks segment, Bradesco Auto/RE insures the assets of a significant number of large companies of the country related to the home-building, steel, petrochemical, pulp and paper, aircraft, automotive and food sectors by means of issuances of insurance policies for Operational Risks, Named, Oil, Port Operator, Civil Liability, Engineering Risks, Domestic and International Transport, Hull and Aircraft.

Concerning Large Risk insurance, in addition to others, we point out that in the 1st quarter of 2006, we issued policies for the following insured companies: INFRAERO, Companhia Paulista de Fornecimento de Energia Elétrica – CPEL, Queiroz Galvão Perfurações, Special Vessel, Arsenal de Marinha, Industrias Nucleares Brasileira – INB, PETROBRAS etc. In the D&O segment we can highlight that Bradesco Auto/RE, in partnership with Chubb do Brasil, intensified the commercialization of insurance policies for executives’ responsibility protection of many companies.

In the area of Domestic and International Transport insurance, from the implementation of several visits to clients of the segments Corporate and Companies, mainly in the south, central-west and southeast, we got closer to some important corporate groups, such as: Assolan, Mabel, Maggi, Jolivan, etc.

Similarly, we adopted the strategy to intensify visits to brokers with potential in the transportation insurance portfolio for achievements of new accounts.

We are also being successful in the maintenance of our profitable policies and, as possible, excluding from the portfolio the accounts which are not adding a satisfactory result.

We are also being successful in keeping profitable insurance policies and, as possible, removing from the portfolio the accounts not adding satisfactory results.

We achieved several insurance of business aircraft, in view of the larger disclosure and increase of products “Bradesco Seguro Aeronáutico” (Bradesco Aircraft Insurance). In the Maritime Hull area, we renewed the account of DOCENAVE’s fleet.

We also point out that the relation of Bradesco Auto/RE with Bradesco Corporate and Bradesco Empresas (Middle Market), including with own structure, has allowed greater closeness with Bradesco’s clients and enabled the achievement and renew of policies of large companies installed in the country.

In the mass market insurance segment, whose products are focused on individuals, small and medium-sized (SME’s) companies, we maintained a meaningful number of customers, in particular those of the Residential Insurance line.

Another high profitability segment was the Diverse Risks directed to equipment, mainly the insurance arising from operations of leasing, FINAME and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our clients and contributed significantly for the increase in income of the current period.

In the Auto/RCF line, the market was affected by intense competition in big metropolitan areas, aggravated by a small growth in insured vehicle market.

During the period, we maintained our technically correct pricing policy, focused on balanced portfolio results. We consolidated our pricing policy based on the insured specific characteristics, after one year it was launched. We also maintained differentiated services, which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of electronic relationships with brokers and those insured, which are carried out via the Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to February, 2006 was 15.2% .

Awards/Recognition

1.	Bradesco Seguros was elected the most remembered one and the preferred one in the “Insurance” category in the eighth edition of “Pesquisa Marcas de Quem Decide” (Brand Research of Who Decides), conducted by Jornal do Comércio/RS in partnership with QualiData Institute. The research was carried out with 330 businessmen and professionals of Rio Grande do Sul and recognized as the most complete study about brands in the south region of the country.

2.	Bradesco Auto/RE received the “Segurador Brasil 2006” Award, with highlights to the “Auto” segment. The award is promoted by Segurador Brasil magazine and has as purpose to acknowledge the leadership, performance and achievements of companies of the sector in 2005, besides showing the scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

Sponsorships

Bradesco Seguros was the official insurance company of the 19th edition of the “International Book Biennial” carried out in the Exposition Lodge of Anhembi, in São Paulo, in the period from March 9 to 19.

Vida e Previdência (Private Pension Plans)

Balance Sheet

	R$ million

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	31,279	31,613	37,715	39,240
Funds Available	6	34	12	32
Marketable Securities	30,246	30,943	36,772	38,148
Insurance Operations and Other Receivables	1,027	636	931	1,060
Permanent Assets	1,590	819	143	145
Total	32,869	32,432	37,858	39,385

Liabilities
Current and Long-Term Liabilities	31,144	31,040	36,541	37,817
Tax and Social Security Contingencies	723	555	942	1,118
Operating Liabilities for Insurance and Private Pension Plans	518	89	78	70
Other Liabilities	943	316	501	276
Technical Provisions	28,960	30,080	35,020	36,353
Stockholders' Equity	1,725	1,392	1,317	1,568
Total	32,869	32,432	37,858	39,385

Statement of Income

	R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Retained Premiums	322	304	311	327
Variations in Premium Reserves	(28)	(11)	(10)	(17)
Earned Premiums	294	293	301	310
Fee Income	88	95	110	127
Retained Claims	(136)	(167)	(192)	(222)
Expenses with Benefits –VGBL	(12)	(14)	(19)	(23)
Selling Expenses – Insurance	(66)	(57)	(63)	(61)
Other Operating Income (Expenses)	(10)	(10)	(55)	(65)
Income from Withholding Contributions and VGBL Premium	2,233	1,340	2,645	1,869
Technical Provisions Variation – Private Pension Plans and VGBL	(1,200)	(11)	(1,258)	(330)
Benefits/Redemptions Expenses	(499)	(731)	(574)	(704)
Redemptions Expenses – VGBL	(485)	(606)	(628)	(732)
Selling Expenses – Private Pension Plans and VGBL	(43)	(42)	(58)	(44)
Personnel and administrative Expenses	(67)	(57)	(102)	(65)
Tax Expenses	(19)	(12)	(27)	(28)
Financial Income	1,129	1,184	1,357	1,378
Financial Expenses	(909)	(925)	(1,034)	(1,026)
Equity Income	141	407	(55)	2
Non-Operating Income	(16)	(5)	(15)	(3)
Income before Taxes and Contributions	423	682	333	383
Taxes and Contributions on Income	(97)	(96)	(104)	(129)
Net Income	326	586	229	254

Income from Private Pension Plans and VGBL – Market Share (%)

Source: SUSEP

In 1Q06, income from private pension plans totaled R$ 1.869 billion.

Life Insurance Premiums and Personal Accidents – Market Share (%)

Source: SUSEP

In 1Q06, income from net premiums written amounted to R$ 349 million.

Increase in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in March 2006 of R$ 36,353 million comprised R$ 20,570 million for supplementary private pension plans, R$ 14,499 million for VGBL, R$ 1,888 million for life and personal accident, R$ 92 million for DPVAT and R$ 4 million for retroassignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: ANAPP

In March 2006, the Investment Portfolio reached R$ 36,750 million.

Increase in Number of Participants – in thousands

Increase in Life Insurance Policyholders and Personal Accidents – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 38.5% share of income from private pension plans and VGBL and a 15.5% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans with a 45.9% share and a 23.9% share in PGBL (source: ANAPP (Brazilian Association of Private Pension Plan) – February/2006 data).

The number of Bradesco Vida e Previdência customers reached 15.4%, in March 2006, compared to March 2005, surpassing the record of 1.7 million private pension plan and VGBL participants and 8.3 million life insurance and personal accident holders. This significant increase was prompted by the strength of the Bradesco Brand name, by the use of an appropriate management and sales policies.

Technical provisions totaled R$ 36.3 billion in March 2006, an increase of 20.9% as compared to March 2005. The portfolio of investments in private pensions and VGBL totaled R$ 36.7 billion, comprising 43.4% of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized by the Segurados Brasil Award in March 2006, conquering the following awards:

  Performance/Category Highlight – "Highest Leverage and Results – Group Life"; and
  Marketing 10 – Prev Jovem.
  Ranking 2005 – "Best Performance in Private Pension Plan";

Savings Bonds Companies(1)

Balance Sheet – R$ million

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	2,916	2,613	2,847	2,813
Marketable Securities	2,844	2,536	2,768	2,719
Accounts Receivable and Other Receivables	72	77	79	94
Permanent Assets	31	91	16	21
Total	2,947	2,704	2,863	2,834

Liabilities
Current and Long-Term Liabilities	2,583	2,287	2,535	2,441
Tax and Labor Contingencies	179	190	198	210
Other Liabilities	419	62	198	56
Technical Provisions	1,985	2,035	2,139	2,175
Stockholders' Equity	364	417	328	393
Total	2,947	2,704	2,863	2,834

Statement of Income – R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Savings Bonds	319	284	386	326
Technical Provisions Variation	47	(14)	10	(2)
Draws and Redemption of Bonds	(292)	(247)	(332)	(285)
Redemptions	(276)	(238)	(320)	(277)
Draws	(16)	(9)	(12)	(8)
Selling Expenses	(4)	(4)	(6)	(3)
Financial Result	74	71	61	75
Administrative Expenses/Taxes	(21)	(12)	(16)	(13)
Equity Result	33	49	–	5
Non-Operating Income	(3)	–	(7)	–
Income before Taxes and Contributions	153	127	96	103
Taxes and Contributions on Income	(41)	(26)	(31)	(35)
Net Income	112	101	65	68

(1) Bradesco Capitalização and Atlântica Capitalização are included.

Bradesco Capitalização’s outstanding position in the savings bonds market is the result of its transparent operating policy, which is focused on adjusting its products in line with potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for February 2006 published by SUSEP. The company’s market share was of 29.9% in Amazonas and 26.3% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment, contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente Bradesco” (Lucky Bond) savings bonds series).

We can highlight the performance of products with a social-environmental character such as Pé Quente Bradesco SOS Mata Atlântica which, in addition to enabling the formation of a financial reserve, it contributes for reforestation projects of Fundação SOS Mata Atlântica and Pé Quente Bradesco GP Ayrton Senna, launched in July 2005, whose great differential is the destination of a percentage of the amount collected with securities to social projects of Instituto Ayrton Senna. Thus, in addition to competing for prizes, the product allows the client to help to develop the potential of new generations and participate in the construction of a better Brazil.

Rating

Bradesco Capitalização S.A. received from the risk rating agency Standard & Poor’s, the “brAA” rating, with highlight to the solid financial and equity protection standard guaranteed to its clients.

Quality Management System

Bradesco Capitalização S.A. was the first private savings bonds company in Brazil to receive ISO 9002 Certification. On December 2005, it received again the certification of its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Savings Bonds Management”. Granted by Fundação Vanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Savings Bonds: good products, good services and permanent evolution.

Income from Savings Bonds Certificates – Market Share (%)

Source: SUSEP

Technical Provisions – Market Share (%)

Growth in Technical Provisions – R$ million

Due to the growing strengthening of Technical Provisions volume, Bradesco Capitalização reached the amount of R$ 2.2 billion in March 2006 and according to February 2006 data, released by SUSEP, it holds 20.2% of the total volume of Technical Provisions in the market.

All these results deliver safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients – in thousands

As a result of a customer loyalty building policy, focused on the quality customer service and the offer of innovative products, Bradesco Capitalização ended 1Q06 amounting to 2.4 million of clients.

Outstanding Savings Bonds Traditional – in thousands

Outstanding Savings Bonds With Transfer of Draw Participation Rights – in thousands

Outstanding Savings Bonds – in thousands

The outstanding savings bonds portfolio decreased from 11.7 million in March 2005 to 13.5 million in March 2006. Out of this total, 66.9% comprise bonds with “Transfer of Draw Participation Rights”, including: Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bonds certificate is to add value to partners’ products or to provide incentives for customer due payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Award/Recognition

Bradesco Capitalização received the “Segurador Brasil 2006” Award, as a highlight in the “Savings Bonds” segment. The award is promoted by Segurador Brasil magazine and has as purpose to acknowledge the leadership, performance and achievements of the companies of the sector in 2005, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	8,697	9,949	15,819	16,619
Funds Available	9	5	3	6
Interbank Investments	107	164	407	192
Marketable Securities and Derivative Financial Instruments	27	167	50	54
Interbank Accounts	28	17	32	26
Loan and Leasing Operations	8,114	9,155	14,837	15,833
Allowance for Doubtful Accounts	(253)	(277)	(501)	(613)
Other Receivables and Other Assets	665	718	991	1,121
Permanent Assets	1,640	1,655	1,800	1,840
Total	10,337	11,604	17,619	18,459

Liabilities
Current and Long-Term Liabilities	9,837	11,032	16,652	17,435
Demand, Time and Interbank Deposits	9,322	10,572	16,313	17,087
Borrowings and Onlendings	47	47	7	6
Derivative Financial Instruments	159	113	31	17
Other Liabilities	309	300	301	325
Deferred Income	36	35	43	38
Stockholders’ Equity	464	537	924	986
Total	10,337	11,604	17,619	18,459

Consolidated Statement of Income

	R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	667	736	1.159	1.209
Financial Intermediation Expenses	(344)	(422)	(696)	(723)
Financial Margin	323	314	463	486
Allowance for Doubtful Accounts	(74)	(78)	(150)	(207)
Gross Income from Financial Intermediation	249	236	313	279
Other Operating Income (Expenses)	(134)	(150)	(219)	(214)
Operating Income	115	86	94	65
Non-Operating Income	1	1	–	(1)
Income before Taxes and Contributions	116	87	94	64
Taxes and Contributions on Income	(19)	(15)	(17)	(4)
Net Income	97	72	77	60

Profile

Banco Finasa commercializes financings of direct loan to consumer for acquisition of light vehicles, transportation and other goods and services, in addition to leasing and personal loan operations, operating as the financing company of Bradesco.

Thus, Banco Finasa relies on the services of Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, responsible for the business prospect, through its 260 branches established nationwide, enlarging its networking with business partners, represented in March, 2006 by 17,718 auto dealers and 23,347 stores selling furniture and home décor, tourism, auto parts, IT programs and equipment, home improvement material, clothing and footwear, amongst others. At the end of quarter, Finasa Promotora de Vendas recorded 4,082 employees, 74% of which were directly performing in new businesses prospect.

In addition to Bradesco’s solid operation in the granting of financing, maintained its innovative policy to enter into operational agreements with large car makers, auto and truck resale, associations and important store chains, by enlarging the portfolio of agreements executed in the previous years with Ford, Abracred – Brazilian Association of Fiat Vehicles Resale, Anamaco – Brazilian Association of Home Improvement Material Stores, Microsoft, Casas Bahia, Salfer, Dudony, Ponte Irmão, Eletrozema and GREletro-Vesle. In this quarter, an agreement was entered into with Lojas Gabryella, located in the northeast region of the country, in the city of São Luis, State of Maranhão.

The material fact in the 1st quarter was the transfer of the headquarters of Finasa Promotora to Alameda Santos, 1,420, which, in its modern facilities, totally planned to receive the board of Executive Officers and Commercial and Operational Managers, represented one more important step towards the sustained growth of businesses in this segment.

Operating Performance

The differentiated form of trading of products, with a specialized and focused team, provided Finasa with a loan portfolio growth of 72.9% in the last twelve months. The production of new businesses increased, on average, from R$ 815 million/ month in the 1st quarter of 2005 to R$ 1,272 million/month in 2006, with a growth of 56.1% .

The balances of Bradesco’s loan operations in March 2006, in all lines of business, when compared to 2005, showed growth higher than the Market (source: Central Bank of Brazil), according to the table as follows:

Finasa Portfolio (R$ million)

Line of Business	March		Evolution (%)		Share

	2005	2006	Finasa	Market (1)

Individual	8,320	14,168	70.3	37.7	–
CDC Vehicles	7,663	11,556	50.8	34.8	21.3%
CDC Other Assets	406	1,946	379.0	36.7	20.6%
CP	172	529	207.6	36.0	–
Leasing	78	137	75.6	78.2	–
Corporate	835	1,664	99.2	36.9	–
CDC	718	1,115	55.3	36.0	–
Vehicles	657	928	41.2	–	–
Other Assets	61	187	206.6	–	–
Leasing	117	549	368.4	37.8	–
Overall Total	9,155	15,832	72.9	37.5	–

Market Evolution: source BACEN – Reference march, 2006

The share of balance of Allowance for Doubtful Accounts on Loan and Leasing Operations, in March 2006, was 3.9%, above the 3.0% reached in the same period of 2005, due to the larger share of products of Personal Loan and Other Assets and Services in the portfolio composition, to the market behavior in the first 3 months of 2006 and to the provision policy of the Organization, above the minimum required by BACEN.

In the 1st quarter of 2006, the Bank reached a Net Result of R$ 60.3 million against the R$ 72.0 million recorded in the same period of 2005, which considers the impact of strong investments made in acquisitions and physical expansion last year, which naturally provided a return in the medium and long term and the policy of the Organization concerning additional provisions constituted on loan operations, above the minimum required by BACEN.

Finasa ended 1Q06 with a stockholders’ equity of R$ 986 million, which included, in addition to the capitalization of the result, R$ 80 million from capital increase made for the acquisition of Morada Serviços in April 2005 and R$ 162 million with the subscription of capital by controlling stockholder, Banco Bradesco.

Leasing Companies

On March 31, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A., Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil, besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

Aggregated Balance Sheet

	R$ million

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	5,227	5,439	18,546	19,246
Funds Available	–	–	8	–
Interbank Investments	2,548	2,607	15,310	15,865
Marketable Securities and Derivative Financial Instruments	649	751	760	792
Leasing Operations	1,513	1,578	1,964	2,054
Allowance for Doubtful Accounts	(99)	(82)	(94)	(94)
Other Receivables and Other Assets	616	585	598	629
Permanent Assets	93	87	92	91
Total	5,320	5,526	18,638	19,337

Liabilities
Current and Long-Term Liabilities	3,209	3,264	16,238	16,882
Funds obtained in the Open Market and Funds Received from Issuance
of Securities	1,907	1,987	14,798	15,398
Borrowings and Onlendings	191	188	185	188
Derivative Financial Instruments	8	6	1	1
Subordinated Debt	625	626	627	626
Other Liabilities	478	457	627	669
Stockholders' Equity	2,111	2,262	2,400	2,455
Total	5,320	5,526	18,638	19,337

Aggregated Statement of Income

	R$ million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	382	403	1.010	994
Financial Intermediation Expenses	(292)	(277)	(866)	(869)
Financial Margin	90	126	144	125
Allowance for Doubtful Accounts	(4)	(15)	(3)	–
Gross Income from Financial Intermediation	86	111	141	125
Other Operating Income (Expenses)	(14)	(15)	(46)	(39)
Operating Income	72	96	95	86
Non-Operating Income	(4)	–	(3)	1
Income Before Taxes and Contributions	68	96	92	87
Taxes and Contributions on Income	(22)	(33)	(40)	(31)
Net Income	46	63	52	56

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On March 31, leasing operations brought to present value totaled R$ 2.7 billion, with a balance of R$ 8.0 million receivable in operating leases.

The Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.5% share of this market (reference date: February 2006). This good performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the carriers vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Management Company

Balance Sheet

	R$ thousand

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	76,381	94,638	158,824	169,570
Funds Available	5	36	–	24
Marketable Securities	74,709	93,860	154,138	167,935
Other Receivables	1,667	742	4,686	1,611
Permanent Assets	782	734	1,618	2,011
Total	77,163	95,372	160,442	171,581

Liabilities
Current and Long-Term Liabilities	23,252	25,215	50,681	37,404
Amounts Refundable to Former Groups Now Closed	5,853	5,980	6,330	6,478
Other Liabilities	17,399	19,235	44,351	30,926
Stockholders’ Equity	53,911	70,157	109,761	134,177
Total	77,163	95,372	160,442	171,581

Statement of Income

	R$ thousand

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Fee Income	28,676	29,794	45,666	44,019
Taxes Payable	(1,722)	(2,912)	(4,761)	(4,583)
Financial Income	2,466	3,320	6,435	6,427
Administrative Expenses (Including Personnel Expenses)	(4,162)	(3,313)	(6,667)	(5,395)
Selling Expenses	(8,624)	(2,336)	(9,530)	(4,332)
Other Operating (Expenses) Income	291	430	973	960
Income Before Taxes and Contributions	16,925	24,983	32,116	37,096
Taxes and Contributions on Income	(4,068)	(8,737)	(10,982)	(12,680)
Net Income	12,857	16,246	21,134	24,416

Consortium Groups

Balance Sheet

	R$ thousand

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	268,577	330,949	1,441,060	1,647,945
Amount Offset	8,163,846	8,268,522	10,636,448	10,202,389
Total	8,432,423	8,599,471	12,077,508	11,850,334

Liabilities
Current and Long-Term Liabilities	36,083	52,264	1,441,060	1,647,945
Stockholders’ Equity	232,494	278,685	–	–
Amount Offset	8,163,846	8,268,522	10,636,448	10,202,389
Total	8,432,423	8,599,471	12,077,508	11,850,334

In the months of December 2005 and March 2006, amounts are shown as per Circular Letter 3,147/2004 of the Brazilian Central Bank.

Operating Overview

Bradesco Consórcios on December 9, 2002 started to sell consortium purchase plan quotas to its employees, and on January 21, 2003, started to sell to its account holders and non-account holders, both for individuals and corporations.

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of Central Bank of Brazil.

Referring to the sale of plans offered, the Company relies on the Banco Bradesco branches network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

The Bradesco Organization’s entry into this market is part of its strategy to offer the most complete range of product and services possible to its clients, with a view to providing all social classes with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially taking into account in relation to real estate product, the country’s current high housing deficit.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Central Bank of Brazil.
Remark: the market share of Itaú as of March 2005 was not disclosed.

Market Share – Automobile Consortium – in percentage

Source: Central Bank of Brazil.
Remark: the market share of Itaú as of March 2005 was not disclosed.

Bradesco has been playing an important role in the consortium purchase plan industry, enabling to the population access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium members is free to select a preferred automobile or real property when he/she wins the draw.

In 1Q06, 27 groups were inaugurated and 17.5 thousand consortium quotas were sold. On March 31, 2005, we recorded total accumulated sales exceeding 217.6 thousand consortium quotas, summing up sales exceeding R$ 6.4 billion and recording 70.3 thousand draws, 46.7 thousand properties delivered and 1,176 active groups.

Active Quotes

Total Active Quotes

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the automobile and real estate segments. These results brought important recognition, such as the Marketing Best and ADVB (Association of Sales and Marketing Managers of Brazil) award.

In the real estate segment, Bradesco ended March 2006 with 75,368 active quotas, according to Central Bank data. In the Automobile segment, Bradesco ended with 129,629 active quotas, surpassing consortium management companies associated with car makers, consolidated in the market, such as: Volkswagen, Fiat and General Motors.

Leadership is conquered and consolidated (Real Estate and Auto) as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Total Quotas Sold

Total Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Central Bank of Brazil.
Remark: Itaú was not in the March 2005 ranking of the largest Management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Central Bank of Brazil.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2004	2005		2006

	December	March	December	March

Assets
Current Assets	105,753	1,098,653	835,532	237,261
Funds Available	38	43	42	59
Interbank Investments	19,971	12,550	27,698	65,420
Marketable Securities	42,141	45,258	51,667	58,109
Other Loans	43,603	1,040,739	756,069	113,623
Other Assets	–	63	56	50
Long-Term Assets	10,382	9,541	15,330	15,527
Other Loans	10,382	9,541	15,330	15,527
Permanent Assets	23,773	24,619	31,016	32,472
Investments	21,650	22,392	29,043	30,516
Property and Equipment	1,469	1,506	1,188	1,136
Deferred Assets	654	721	785	820
Total	139,908	1,132,813	881,878	285,260

Liabilities
Current Liabilities	49,039	1,036,083	761,741	155,343
Other Liabilities	49,039	1,036,083	761,741	155,343
Long-Term Liabilities	29,875	30,458	35,736	36,481
Other liabilities	29,875	30,458	35,736	36,481
Stockholders' Equity	60,994	66,272	84,401	93,436
Total	139,908	1,132,813	881,878	285,260

Statement of Income

	R$ thousand

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	3,557	1,285	3,583	8,475
Financial Intermediation Expenses	–	–	(46)	–
Other Operating Income (Expenses)	2,620	5,148	5,086	4,199
Operating Income	6,177	6,433	8,623	12,674
Non-Operating Income	–	–	(83)	–
Income before Taxes and Contributions	6,177	6,433	8,540	12,674
Taxes and Contributions on Income	(2,076)	(2,978)	(2,605)	(4,482)
Net Income	4,101	3,455	5,935	8,192

Bradesco Corretora ended 1Q06 in the 14th position of São Paulo Stock Exchange – BOVESPA of the 90 participant brokers. 21,988 investors were served in such period, executing 169,055 stock call and put orders, summing up a volume corresponding to R$ 5,690 million. Bradesco Corretora has been participating with BOVESPA in the event “Bovespa vai até você” (Bovespa reaches you), with a view to popularizing the stock market.

In 1Q06, Bradesco Corretora traded 511 thousand contracts at the Brazilian Mercantil & Futures Exchange – BM&F, with a financial volume of R$ 47,461 million, reaching the 31st position in the ranking of top 70 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and “boi gordo” (live cattle) through the WebTrading system, with a view to offering an alternative to carry out derivative operations directly at the trading floor.

Electronic trading carried out via Internet in the 1Q06 summed up 111,330 orders executed, with a volume of R$ 873 million, accounting for 2.9% over total volume operated via Home Broker at BOVESPA, with Bradesco Corretora at the 5th position in the ranking. The customer base grew 18.4, with the acceptance of 6,995 new registrations in 1Q06, period in which we received 21,980 e-mails.

On January 9, 2006, Bradesco Corretora launched the new version of Home Broker, totally restructured, with more benefits, resources and safety for its clients.
Bradesco Corretora, in the 1st quarter of 2006, participated in a Public Offering for Share Purchase, Primary and Secondary Public Distribution and Special Operations, totaling a volume of R$ 13.4 million.

Bradesco Corretora offers the investment analysis service, acting jointly with the Economics Department of Banco Bradesco S.A., providing reports on the performance of main markets, stock portfolio suggested and stock guide.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution 2,689, as of January 26, 2000.

It also offers the “Tesouro Direto” (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just have to register himself/herself at Bradesco Corretora via the Website www.bradesco.com.br.

The net income recorded in the 1Q06 amounted to R$ 8,192 thousand.

The Stockholders’ Equity, at the end of 1Q06, amounted to R$ 93,436 thousand and assets summed up R$ 285,260 thousand.

Information – Trading on BM&F and BOVESPA

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

BM&F
Ranking	22nd	19th	24th	31st
Contracts Traded (thousand)	819	877	940	511
Financial Volume (R$ million)	89,706	106,371	94,228	47,461

Stock Exchange
Ranking	9th	11th	12th	14th
Number of Investors	15,394	19,768	16,495	21,988
Number of Orders Executed	180,030	141,579	134,165	169,055
Volume Traded (R$ million)	5,393	5,093	5,218	5,690

Home Broker
Ranking	5th	7th	8th	5th
Registered Clients	27,781	30,633	37,973	44,968
Orders Executed	62,403	72,999	75,344	111,330
Volume Traded (R$ million)	378	460	510	873

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2004	2005		2006

	December	March	December	March

Assets
Current and Long-Term Assets	60,348	59,308	53,212	49,155
Funds Available	1,671	216	7,758	7,415
Interbank Investments	5,771	8,189	–	242
Marketable Securities and Derivative Financial Instruments	52,890	50,852	45,412	41,402
Other Receivables and Other Assets	16	51	42	96
Permanent Assets	25	22	10	24
Total	60,373	59,330	53,222	49,179

Liabilities
Current and Long-Term Liabilities	1,023	985	475	461
Other Liabilities	1,023	985	475	461
Stockholders' Equity	59,350	58,345	52,747	48,718
Total	60,373	59,330	53,222	49,179

Statement of Income

	R$ thousand

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Gross Income from Financial Intermediation	1,792	(751)	514	534
Other Operating Income (Expenses)	(819)	(518)	(917)	(770)
Operating Income	973	(1,269)	(403)	(236)
Net Income	973	(1,269)	(403)	(236)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

• Securities trading (underwriting, private placement and market-making);

• Acquisitions, mergers, portfolio management and financial services (merchant banking);

• Mutual funds portfolio management; and

• Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1)	Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference: March 31, 2006

Corporate Organization Chart

Main Subsidiaries and Affiliated Companies

Administrative Body

Data-base: 10.4.2006

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service									Austin Rating
International Scale						Domestic Scale		International Scale						Domestic Scale		Financial Quality	Domestic Scale	Corporate Governance (*)
Individual	Support	Foreign Currency		Local Currency		Domestic		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1 (bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A–	AA	AA
B	3	AA	F3	AA	F3	AA(bra)	F2 (bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A	A
B/C	4	AA–	B	AA–	B	AA– (bra)	F3 (bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB	BBB
C	5	A+	C	A+	C	A+ (bra)	B (bra)	A1		A1		A1		A1.br		B–	BB	BB
C/D		A	D	A	D	A (bra)	C (bra)	A2		A2		A2		A2.br		C+	B	B
D		A–		A–		A– (bra)	D (bra)	A3		A3		A3		A3.br		C	CCC	CCC
D/E		BBB+		BBB+		BBB+ (bra)		Baa1		Baa1		Baa1		Baa1.br		C–	CC	CC
E		BBB		BBB		BBB (bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C	C
		BBB–		BBB–		BBB– (bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+ (bra)		Ba1		Ba1		Ba1		Ba1.br		D–
		BB		BB		BB (bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB–		BB–		BB– (bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+ (bra)		B1		B1		B1		B1.br
		B		B		B (bra)		B2		B2		B2		B2.br
		B–		B–		B– (bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC (bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC (bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C (bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD (bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD (bra)		C		C		C		C.br
		D		D		D (bra)
N.B. : Bradesco risk ratings are among thes highest attributed to Brazilian Banks; ’
      (*) This is the first corporate governance rating granted in Latin America. The evaluation recognizes that Banco Bradesco adopts great corporate governance pratices, with a relationship policy highlighted by a high quality, tranparency and ethics level.

Risk Ratings – Insurance and Savings Bond Companies

Insurance					Savings Bonds

Fitch Ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale	International Scale	Domestic Scale	International Scale

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA (bra)	AA	brAA	AASR	brAA	brAA
AA – (bra)	AA–	brAA–	AA–SR	brAA–	brAA–
A+ (bra)	A+	brA+	A+SR	brA+	brA+
A (bra)	A	brA	ASR	brA	brA
A– (bra)	A–	brA–	A–SR	brA–	brA–
BBB+ (bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB (bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB– (bra)	BBB–	brBBB–	BBB–SR	brBBB–	brBBB–
BB+ (bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB (bra)	BB	brBB	BBSR	brBB	brBB
BB– (bra)	BB–	brBB–	BB–SR	brBB–	brBB–
B+ (bra)	B+	brB+	B+SR	brB+	brB+
B (bra)	B	brB	BSR	brB	brB
B– (bra)	B–	brB–	B–SR	brB–	brB–
CCC (bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC (bra)	CC	brCC	CCSR	brCC	brCC
C (bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Major Rankings

Source	Criterion	Position	Reference Dates

“Forbes the World’s Leading Companies”Research	Banks/Forbes 2000*	2nd (Brazil)	March 2006
“Forbes the World’s Leading Companies”Research	Banks/Forbes 2000*	40th (Worldwide)	March 2006
“Forbes the World’s Leading Companies”Research	Overall/Forbes 2000*	3rd (Brazil)	March 2006
“Forbes the World’s Leading Companies”Research	Overall/Forbes 2000*	187th (Worldwide)	March 2006
(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, i.e., seeks to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure allows to grouping together customers with similar profiles, facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through specific Managers who have a clear vision of risk, market, industries and relationship.

Among the various significant achievements obtained, we point out the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the important partnerships entered into with major international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Brazilian Desk

Bradesco was the first Brazilian Bank to carry out an operating agreement with a Japanese bank allowing the inclusion of approximately 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two Banks, which was carried out during two years, offers checking accounts, products and services destined to meet the needs of this community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with bilingual (Japanese and

Bradesco Corporate

Portuguese) employees who answer via Automated Consulting and Contract Machines – ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities will also be available, via 6,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

Such operational agreement sets forth a strategic alliance between Bradesco and the UFJ Bank, which after its merge with Banco Tokyo Mitsubishi as from January 1, 2006, became the world's largest Bank: Bank of Tokyo Mitsubishi-UFJ (MUFG).

BES

The partnership with Banco Espírito Santo (BES) to provide for funds remittance services from Portugal to Brazil directly benefits more than 100 thousand Brazilians living and working in that Country.

Besides processing the remittance service, the agreement also provides for the opening of checking accounts of Brazilians, allowing their banking inclusion. The opening of checking accounts will give access to various financial products, such as debit card, savings accounts and life insurance.

The funds remittance from Brazilians working in Portugal represents nearly 300 million Euros per year. Brazilians using the remittance service offered by the partnership Bradesco/BES will have competitive cost and more processing alternatives, such as the Internet and 10 thousand ATMs, besides the telephone and the Internet Banking. Inflow of funds will occur and these will be distributed to the beneficiaries in Brazil by Bradesco.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits and funds/ portfolios) amount to R$ 64.8 billion.

Target Market

The 1,252 Economic Groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$ 180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific clients:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe and Latin America.

Asian Desk – this desk serves Asian descendent clients, by developing financial solutions as an economic financial advisor in businesses with Japan and the entire Asia.

Bradesco Empresas (Middle Market)

Bradesco's Middle Market segment (Bradesco Empresas) was implemented with a view to offering services to companies with annual sales results from R$ 15 million to R$ 180 million, through 66 exclusive Branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Finance, targeting customers’ satisfaction and results to Bradesco.

The 66 Branches are distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 370 Relationship Managers, who are included in the ANBID Certification Program, serving on average 30 economic groups per Manager, on a tailor-made concept, encompassing 20,828 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$ 1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each client’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individuals”, as well as with the certification GoodPriv@cy (Data Protection – 2002 Edition) granted by IQNet (The International Certification Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Aligned with the commitment to providing all its clients with a Complete Bank, “Bradesco Prime” operates in the segment of High Income clients, having as target-public individuals with income of R$ 4 thousand or higher or with investments of R$ 50 thousand or higher.

Bradesco Prime’s Mission is to be the first Client’s Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

Attesting its commitment to the quality, Bradesco Prime Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini, under the scope “Bradesco Prime Segment Management”, enhancing even more Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client;

– Differentiated products and services, amongst them, the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the client’s relationship with Bradesco through the offer of increasing benefits, the “chat on-line”, real time financial consultant, besides investments funds exclusively created for Bradesco Prime clients.

Bradesco Prime clients have access to a Network comprising 200 exclusive Branches throughout Brazil. Furthermore, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and ATM equipment.

Some Prime branches also offer differentiated services, such as:

– Prime Digital Branch: focused on customer service via call center at extended business hours (from 8:00 am to 10:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remoteconnected equipment, enabling client to conduct his/her business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to meet the financial needs of their clients. Moreover, all Bradesco Prime’s Managers are included in the ANBID Certification Program.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Post-Office Branches) and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing easy and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies (SME), as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing Bradesco's results.

Significant investments have been made in staff training, designed to qualify employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which the Brazilian Post Office Company – ECT renders services as Correspondent Bank of Bradesco. Banco Postal is present in more than 4,700 cities of Brazil, and aims at serving the low income population, deprived of banking services, especially in 1,700 cities where there are no other financial institution.

Thanks to Banco Postal, millions of Brazilians, who before were excluded from the banking system, now have the possibility of opening a bank account and obtain loan with a regulated institution. In addition, Banco Postal enables a greater economic development of the cities, fomenting new entrepreneurs, hence, improving peoples’ lives. It also enables the replacement of physical money with debit and credit cards, reducing risks and easing funds management.

Number of Branches Inaugurated (accumulated)

Number of Transactions Made at Banco Postal – in thousands

Bradesco Expresso

Bradesco has been increasing its share in the segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low income clients, especially the population deprived of bank services, and promoting the inclusion of millions of Brazilians in the banking system, which would not be possible by means of traditional banking branches, in view of high installation and operational costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

Number of Transactions made at Bradesco Expresso – in thousands

Customer Service Network

	2005						2006

	March			December			March

	Branches	PABs	PAEs	Branches	PABs	PAEs	Branches	PABs	PAEs

Consolidated	2,959	884	1,464	2,921	1,001	1,450	2,999	1,022	1,477
Bradesco	2,958	884	1,464	2,920	1,001	1,450	2,928	1,008	1,439
Banco Finasa	1	–	–	1	–	–	1	–	–
BEC	–	–	–	–	–	–	70	14	38

Banco Postal	5,389			5,461			5,502

Branches Abroad	4			3			3

Subsidiaries Abroad	5			5			5

ATMs	22,060			23,036			23,232

ATM Network Assisted Terminals –
Banco24Horas (24-hour bank)	–			2,559			2,589

ATM Network Outplaced Terminals	1,974			2,235			2,294

ATM Equipment – Banco 24Horas	–			2,748			2,769

Finasa Promotora de Vendas	121			239			260
PAB (Corporate Site Branch) and PAE (Electronic Banking Branch).

Customer Service Network

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

	March 2005			March 2006

Region/State		Total Banks	Market		Total Banks	Market
	Bradesco	in Market (1)	Share (%)	Bradesco	in Market (1)	Share (%)

North
Acre	5	32	15.6	5	35	14.3
Amazonas	58	133	43.6	59	150	39.3
Amapá	4	23	17.4	4	26	15.4
Pará	49	276	17.8	49	289	17.0
Rondônia	18	88	20.5	18	90	20.0
Roraima	2	17	11.8	2	19	10.5
Tocantins	13	84	15.5	13	114	11.4

Total	149	653	22.8	150	723	20.7

Northeast
Alagoas	12	125	9.6	11	126	8.7
Bahia	223	746	29.9	208	771	27.0
Ceará	29	363	8.0	98(2)	401	24.4
Maranhão	67	225	29.8	67	227	29.5
Paraíba	17	174	9.8	17	175	9.7
Pernambuco	65	473	13.7	63	504	12.5
Piauí	9	116	7.8	8	116	6.9
Rio Grande do Norte	13	143	9.1	14	155	9.0
Sergipe	13	159	8.2	12	163	7.4

Total	448	2,524	17.7	498	2,638	18.9

Mid-West
Distrito Federal	31	303	10.2	32(3)	329	9.7
Goiás	106	550	19.3	106	568	18.7
Mato Grosso	62	239	25.9	62	250	24.8
Mato Grosso do Sul	56	224	25.0	56	230	24.3

Total	255	1,316	19.4	256	1,377	18.6

Southeast
Espírito Santo	40	326	12.3	40	372	10.8
Minas Gerais	281	1,837	15.3	277	1,904	14.5
Rio de Janeiro	260(1)	1,643	15.8	255(4)	1,832	13.9
São Paulo	1,086	5,597	19.4	1,081	6,208	17.4

Total	1,667	9,403	17.7	1,653	10,316	16.0

South
Paraná	174	1,262	13.8	172	1,331	12.9
Rio Grande do Sul	158	1,414	11.2	159	1,504	10.6
Santa Catarina	108	830	13.0	111	881	12.6

Total	440	3,506	12.5	442	3,716	11.9

Overall Total	2,959	17,402	17.0	2,999	18,770	16.0
(1) Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank.
(2) It includes 69 BEC’s branches
(3) It includes 1 BEC’s branch
(4) It includes 1 Banco Finasa’s branch.

Customer Service Network (Branches) – Market Share

Bradesco Day and Night Customer Service Channels

In addition to the Branch Network, Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Bradesco Day and Night – ATM Network

This ATM network is distributed in strategic points throughout Brazil, with 23,232 machines on 3.31.2006, as well as shared access to the Banco24Horas (24-hour Bank) network for withdrawal, composed of 2,769 machines as of 3.31.2006, for balance and bank statement transactions.

Distribution of Own ATM Network – Productivity in 1Q06

ATM Network – Number of Transactions – thousands

ATM Network – Financial Volume Evolution – R$ million

ATM Network Highlights – millions

Items	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Cash Withdrawal Transactions	117.5	107.5	118.1	108.7
Deposit Transactions	51.7	47.2	49.5	46.0

Items	2004	2005		2006

	December	March	December	March

Banking Service Outlets (nationwide network)	7,020	7,033	7,399	7,487
Outplaced Terminals (excluding branches, PABs and PAEs)	1,945	1,974	2,235	2,294
Banking Service Outlets Banco24Horas (nationwide network)	–	–	2,559	2,589

1Q06 Highlights

•	439.5 million transactions, with a growth of 4.9% compared to the same period of 2005, with a daily average of 5.0 million;

•	The financial volume turned over was R$ 56.7 billion, representing an increase of 6.4% compared to the same period of 2005, with a daily average of R$ 655.7 million;

•	Growth of 26.2% in the quantity and of 32.8% in the amounts of personal loans compared to the same period of 2005;

•	Replacement of 785 machines for technological update and increase in the number of machines by 196; and

•	In the Banco24Horas Network 4.8 million transactions were made by Bradesco clients.

Bradesco Day and Night – Fone Fácil (Easy Phone Service)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers sites. Main services are: Bank, Credit Cards, Consortium Purchase Plan, Private Pension Plans, Financing and Finasa Personal Loan, and Collection.

Fone Fácil – Number of Calls – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Volume Evolution – R$ million

1Q06 Highlights

•	70.9 million calls, representing a growth of 12.4% in the total volume of calls compared to the same period of 2005;

•	100.1 million transactions, with a growth of 2.3% compared to the same period of 2005; and

•	The financial volume turned over was R$ 1,906 million, representing an increase of 30.5% compared to the same period of 2005.

Bradesco Day and Night – Internet

Bradesco Day and Night – Internet Banking manages a Portal, which contains links to 40 related websites, 27 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has been focusing on providing the largest number of online services as possible to its clients.

Bradesco Internet Banking currently offers its clients 647 different services, of which 370 for individuals and 227 for corporate clients, which can be accessed around-the-clock, seven days a week from anywhere.

Internet Banking – thousands of registered users

Internet – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Internet – Financial Volume – R$ million (*)

(*) Financial Volume transacted through the Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (File Web Transmission) and Cidadetran.

Services	1st Quarter of 2006

• Bradesco Internet Banking	7.2 million registered users.
(www.bradesco.com.br)	76.6 million transactions carried out.

• ShopInvest Bradesco	1,093 thousand registered users.
(www.shopinvest.com.br)	237.7 million transactions carried out.

• ShopCredit	3.4 million transactions/operations carried out.
(www.shopcredit.com.br)

• Bradesco Net Empresa	379,637 registered companies.
(www.bradesco.com.br)	8.7 million transactions/operations carried out.

• Bradesco Cards	9.4 million transactions carried out.
(www.bradescocartoes.com.br)

• Net Empresa – WebTA	93.7 million transactions/operations carried out.
(Web File Transmission)

• Bradesco – Cidadetran	1.4 million transaction/operations.
(www.cidadetran.com.br)

1Q06 Highlights

• New Savings Account and CDB Rooms, reformulation and availability of new services of the Stock Room in the website Bradesco ShopInvest;

• Implementation of new Card Services in Bradesco Net Empresa (Statement, change of address of the holder and of the company, change of the maturity date, issuance of slips, revolving credit and temporary block);

• Availability of Information to the public Nikkei in the Mobile Banking Channel (WAP and Pocket);

• New version of the Exchange website;

• Implementation of Bradesco Safety Key via cell phone; and

• New service in ShopCredit - Simulation of Consigned Loan – Private Sector.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing Bradesco as one of the world's most contemporary companies and creating added value for its clients and users at home and abroad.

Investments

	R$ million

		Years				1st Qtr.

	2001	2002	2003	2004	2005	2006

Infrastructure	509	613	469	230	245	53
IT/Telecommunications	743	947	1,225	1,302	1,215	333
Total	1,252	1,560	1,694	1,532	1,460	386

Risk Management and Compliance

Credit Risks, Operational Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

The risk management activity plays a significant role, not only as a result of a growing complexity of services and products offered by the Organization, but also in view of the globalization of its activities. Therefore, Bradesco has improved its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

Bradesco deems the risk management a generating factor of competitive advantage employed by the Organization with a view to adding value to Bradesco Brand, to the extent this enables support to the business areas in the planning of their activities, optimizing the utilization of own funds and of third parties, in benefit of stockholders and the company. In this regard, Bradesco foments the technical improvement of its team on a permanent basis and particularly, the professionalization of those connected with the risk management and control.

The organizational structure of the Risk Management and Compliance Department – DGRC, reflects the Organization’s commitment to the issue. DGRC has the independency necessary and the integration of three risks into a single area brings great advantages to risk management, meeting the concepts enacted by the New Capitals Agreement (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department also aims at ensuring the necessary focus to such activities and generate a solid added value. Robust investments are made, especially in the qualification of employees, to enhance the quality of risk management of the Conglomerate, not restricted to the banking activities, but on the contrary, extended with the same relevance to the other activities of the Organization.

Additionally, the Risk Management and Compliance Department coordinates all the actions necessary to comply with the regulations issued by the Brazilian Central Bank, as regards the New Capital Accord (Basel II) and also the provisions of Section 404 of the Sarbanes-Oxley Act.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view allows the improvement of its risk management models, filling possible gaps, which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Efforts, which are focused on the utilization of advanced models, used to assess the risks and improve processes, have demanded exhaustive works by all the areas comprising the loan chain, and on the other hand, have reflected on the quality and performance of the portfolio seen over the past quarters, both in terms of results and solidity to various past and future scenarios.

We also point out the following actions and events:

– The Executive Committee of Credit Risk Management monthly holds a meeting, enabling the follow-up and the participation of the Top Management in the major facts and decisions referring to credit risk;

– incentives to improve risk rating models of clients within particular characteristics in the business segments Bradesco operates;

– participation in the evaluation of credit risks upon review of formalization of products;

– implementation of expected and unexpected losses calculation system, besides the allocation of corresponding capital;

– a periodical review of projects related to the compliance with best practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans;

– backtesting of the models used for measuring loan portfolio’s risks;

– optimization of the manageable information systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision-making process and loan portfolio’s management;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates; and

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands.

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as a manifestation of events resulting in the business interruption, systems failure, errors, omissions, frauds, or events in various activities, with impacts over clients and the Institution.

The operational risk management is based on the preparation and implementation of methodologies, using a standardization specific system of collection format and treatment of operating loss historical data and is aligned to best practices in the market in operational risk management. We point out that we are under the conditions to meeting the guidelines enacted by the New Capital Basel Accord and to the schedule set forth by the Central Bank of Brazil, by means of Notice #12,746, issued in December 2004.

Since 2002, we have been annually conducting a theoretical calculation of operational risk capital allocation, using the Basic Indicator Approach (BIA), Standardized Approach (STA) and the Alternative Standardized Approach (ASA), as defined by Basel II. Through such studies, we verified a lower utilization of capital with the Alternative Approach (ASA), when compared to the others.

In 2005, Bradesco concluded an exhaustive process of reviewing the corporate accounts plan, which included the review of the Organization’s products and services. As a result of such work, Bradesco opened specific accounting items, improved the records and the analysis of events related to operational risk, by also resulting in the improvement of internal processes, associating them to the lines of business enacted by Basel II, which on their turn, are aligned to the concepts used in the credit risk management. Such work carried out in 2005 at affiliated companies, Branches and subsidiaries Abroad, should be extended to the Insurance Group in 2006.

In addition, in 2005, we directed our efforts to identify operational losses occurred with loan instruments, by observing the concepts enacted by Basel II, and obtained solid results in the Retail line of business, specifically Finasa and Credit Cards.

The Organization participated in the 5º Estudo de Impacto Quantitativo (Quantitative Impact Study 5 –QIS 5) prepared by the Central Bank of Brazil and BIS (Bank for International Settlement), and based on the average of the three-year period (2004, 2003 and 2002), in which a lower allocation of capital by the Alternative Standardized Approach (ASA) was again verified, according to the table as follows:

Participation among Approaches in the Calculation of Operational Risk Capital Allocation

Approach	Central Bank *	BIS*

Basic Indicator (BIA)	100.00%	100.00%
Standardized (STA)	95.57%	93.63%
Alternative Standardized (ASA)	49.62%	43.08%
* The differences refer to the adoption of distinct criteria determined by the Central Bank of Brazil and by Basel Committee (Basel II) (Base: December 2004)

The Bradesco Organization’s goal is to obtain qualification for the Advanced Measurement Approach (AMA). The data to prepare the calculations required are obtained by means of book accounts opened for registration of Operational Risk loss events. This structure enables a better understanding of the events, as well as a detailed evaluation of their occurrences by means of inferences about the operational data base.

When determining the regulatory capital for Operational Risk, by the Advanced Methodology, we measure the expected losses (EL), not only in compliance with Basel II rules, but also for the establishment of operational losses provisions necessary with statistical assistance.

Those losses not classified as expected (EL), i.e., the unexpected losses (UL) are calculated by using the LDA (Loss Distribution Approach) methodology, which comprises the estimate of distribution of severity (loss amount), frequency (number of losses events) and the calculation of VaR (Value at Risk), which represents a maximum loss with 99.9% of chance of occurring. Therefore, we consider as unexpected loss (UL), the difference obtained between the expected loss and the VaR measure, which will reflect on future capital allocations.

In addition, a new systemic business platform is under validation process, which will integrate into a single data base, the Operational Risk and Internal Controls information (quantitative and qualitative portion of the risk), and will comprise the requirements set forth by the U.S. Sarbanes-Oxley Act.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

	R$ thousand

Risk Factors	2005				2006

	March	June	September	December	March

Pre-fixed	8,806	18,621	7,172	13,589	4,527
IGP-M	2,689	3,808	3,942	2,152	12,038
IPCA	731	624	975	21,866	40,900
TR	5,226	3,297	12,481	10,961	7,223
Exchange Coupon	33,051	11,673	44,659	28,767	3,410
Foreign Currency	9,699	3,100	7,133	10,129	8,331
Variable Income	839	773	183	149	2,053
Sovereign/Eurobonds and Treasuries	57,844	30,361	26,456	36,695	32,251
Other	810	436	775	5,267	3,413
Correlated Effect	(41,466)	(24,862)	(39,901)	(59,897)	(50,799)
VaR	78,229	47,831	63,875	69,678	63,347
Average VaR in the Quarter	70,082	58,896	63,357	69,371	60,495
Minimum VaR in the Quarter	59,765	36,923	43,873	58,796	44,856
Maximum VaR in the Quarter	78,229	78,036	80,911	82,457	74,138

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Sensitivity Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

  SPB Management – Brazilian Payment System, with the purpose of ensuring the execution of the messages among the Banks of the Organization and all the entities participating in this system. The activity is supported by monitoring tools of the Organization’s information systems, aligned with the continuous training and professional qualification, with the purpose of ensuring full operationality and availability of the system. Additionally, the Organization has a PCN – Operational Continuity Plan for SPB, documented in a specific tool and with corporate access, comprising predefined scenarios and actions, which enables the reduction of systemic unavailability risk. The areas involved in the process also count on a physical environment located in Alphaville, for operational continuity of the SPB processes, in the occurrence of a possible claim (fire, landslide, strike etc.), in the facilities of the Headquarters or Nova Central, which hinder the performance of activities. PCN – SPB is continuously tested and the evidences are published in standard reports disclosed in our corporate intranet.

  Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in the Law 9,613/98.

  Information Security Management, consolidated in the Security Policy, is designed to protect client and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:
  Information is collected ethically and legally and under the clients’ awareness, for specific purposes and are duly informed;

  The information received by Bradesco are treated and stored safely and fully, with cryptography methods or digital certification, where applicable;

  The information will only be accessed by persons legally authorized and qualified;

  The information may be available to companies contracted for services rendering, however it is required that such organizations comply with our guidelines for security and privacy of data;

  Clients’ information only will be provided to third parties, by means of previous authorization of the client or to comply with a legal or regulatory requirement;

  The information for the purposes of evaluation of credit, checking and risk management, may only be exchanged with respectable reference sources and clearing services; and

  The information and data included in our records, as well as other requests to ensure legal or contractual rights will only be provided to those interested, by means of formal request, observing the prevailing legal requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – March 2006 – R$ million

Calculation

	Consolidated	Total(2)
Calculation Basis	Financial(1)	Consolidated

Stockholders' Equity	20,375,426	20,375,426
Minority Interest/Other	16,085	71,002
Decrease in Tax Credits – BACEN Resolution 3,059	(149,154)	(149,154)
Reference Stockholders’ Equity Level I	20,242,357	20,297,274
Reference Stockholders’ Equity Level II (Subordinated Debt)	8,549,093	8,550,095
Total Reference Stockholders’ Equity (Level I + Level II)	28,791,450	28,847,369
Risk-Weighted Assets	151,192,276	172,288,320
Capital Adequacy Ratio (%)
• Tier I	13.39	11.78
• Tier II	5.65	4.96

Ratio Variation –%

Ratio in March 2005	17.11	14.97
Movement in Stockholders’ Equity:
• Net Income for the Year	4.50	3.93
• Interest on Own Capital/Dividends	(1.58)	(1.38)
• Mark-to-Market Adjustment – Marketable Securities and Derivatives	0.19	0.17
• Subordinated Debt	2.16	1.89
• Other	(0.20)	(0.18)
Variation in Weighted Assets:
• Marketable Securities	0.50	(0.33)
• Loan Operations	(2.52)	(1.82)
• Tax Credit	0.25	0.23
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(0.25)	(0.20)
• Memorandum Accounts	(0.24)	(0.19)
• Other Assets	(0.88)	(0.35)

Ratio in March 2006	19.04	16.74

(1)	Financial companies only.
(2)	Financial and non-financial companies only.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco’s business segment, as well as guiding the establishment of operating limits and the granting of loan operations.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client/ economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Committee located at the Bradesco's Headquarters aim joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail and Corporate) and by the Departments (Corporate and Exchange), including External Branches, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define differentiated loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed-up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, operating in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients, which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0
F	Bad	50.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	Million

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Number of Cards	46.4	46.8	47.6	50.2
Credit	7.6	7.5	8.6	9.2
Debit	38.8	39.3	37.4	38.2
Private Label / Hybrid	–	–	1.6	2.8
Average Amount Billed – R$	6,186.8	5,864.9	7,847.7	7,388.9
Credit	3,146.8	3,117.8	3,967.4	3,954.0
Debit	3,040.0	2,746.6	3,747.5	3,288.2
Private Label / Hybrid	–	0.5	132.8	146.7
Number of Transactions	119.1	113.1	141.9	135.2
Credit	51.4	50.5	60.5	61.1
Debit	67.7	62.6	79.5	72.2
Private Label / Hybrid	–	–	1.9	1.9

Credit Cards

In 1Q06, Bradesco increased 22.7% its credit card base and the number of transactions climbed 21.0% .

Sales for 1Q06 reached the amount of R$ 3,954.0 million, a growth of 26.8% as compared to the same period in 2005, with a market share of 13.1% of cards under the Visa and MasterCard flags.

Banco Bradesco, Fidelity National Information Services, Inc. and Banco ABN AMRO Real entered into an agreement to make a partnership with the purpose of providing card processing services, creating a new company which will be called Fidelity Processadora e Serviços S. A. This partnership will make Fidelity one of the country’s largest card processing companies.

In this quarter Banco Bradesco entered into a partnership with American Express Company, to take over its credit card operations and similar activities in Brazil.

The partnership comprises the transfer of subsidiaries of American Express in Brazil which operate in the credit card segment and similar. Bradesco will have the exclusivity right for a minimum period of 10 years, for the issuance of Credit Cards of the Centurion line in Brazil, including the Membership Rewards Program and management the network of establishments for the acceptance of American Express Cards in Brazil.

In 2005, American Express reached a revenue of R$ 8.9 billion with a base of 1.2 million cards of high consumption power. The price of the operation is US$ 490 million.

American Express deeply knows the credit card market and is considered one of the world’s most valuable brands, with large international prestige. It has an excellent operational platform in Brazil and counts on a team of professionals highly qualified.

The partnership represents and important strategic step for Bradesco and enables the expansion of its client base in a segment of large competitiveness, in addition to complementing its position in the card market and providing greater commodity to its clients. Additionally it will enable important gains of scale adding value to the stockholders of both institutions.

The operation is subordinated to the approval of competent authorities and it is estimated that the finalization will take place at the end of the 1st half of 2006.

Credit Cards Base – million

Credit Cards Sales – R$ million

Cards – Private Label / Hybrid

In this market, Bradesco operates in the segments of supermarkets through partnerships with the stores Comper and Dois Irmãos; in the segment of Retail stores with the partnerships Casas Bahia, LeaderCard and Lojas Esplanada (Grupo Deib Otoch); and in the Clothing segment with the partnership Lojas Hering.

This quarter, it entered into a partnership with the Supermarket Chain Carone, with 6 stores located in Vitória and Vila Velha.

It closed the 1st quarter of 2006 with 2.8 million cards, a revenue of R$ 146.7 million and 1.9 million transactions.

Debit Cards

Bradesco started the 1st quarter of 2006 with a base of 37.4 million Debit Cards, closing the period with 38.2 million, representing a growth of 2.1%, pointing out the client base of Banco BEC.

The debugging process of the base, started in the previous quarter and which resulted in the exclusion of inactive Eletron cards, is showing a better quality of the base. The average quantity of transactions per card grew 18.7%, and the total quantity of transactions made by debit card in 1Q06 was 72.2 million, a 15.3% growth compared to 1Q05.

In terms of sales results, in 1Q06, there was an increase of 19.7% over the same period of 2005. The financial volume reached R$ 3,288.2 million versus R$ 2,746.6 million in 1Q05.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Debit Card Base – million

Debit Card Sales – R$ million

Meal Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “Visa Vale” cards.

The value proposal for this business, besides reducing the operational cost of this mean of payment with 100% of electronic transactions, it offers higher security and agility for companies and workers.

In the 1st quarter of 2006 Bradesco had a base of 1.0 million Visa Vale cards, representing a growth of 16.9% compared to the same period of 2005, increasing its share from 45.3% to 45.6% . Revenue in the quarter added up to R$ 372.5 million, a growth of 43.8% compared to the same period of 2005.

Visanet

Bradesco holds interest of 39.7% in the capital of Visanet, acquirer company of Visa in Brazil, the purpose of which is to capture and authorize transactions within the Brazilian territory and manage the chain of commercial establishments affiliated to Visa System.

In March 2006, Visanet had more than 900 thousand affiliated establishments throughout Brazil, present in more than 4,600 Brazilian cities.

Income from Credit Cards

Card services revenue reached, in the 1st quarter of 2006, R$ 349.3 million, with a growth of 20.3% compared to the same period of 2005, mainly in revenues of commissions on purchases made with Credit and Debit Cards and several fees of services provided to clients which are card holders and affiliated establishments.

In the 1st quarter of 2006, financial revenues increased 29.8% compared to the same period of 2005, reaching R$ 282.3 million.

Credit Card Assets

In 1Q06 2006, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments increased 47.1% compared to the same period in 2005, ending the quarter with R$ 4,610.6 million.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco
Nassau	– Boavista

Subsidiaries:
Buenos Aires	– Banco Bradesco Argentina S.A.
Luxemburg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Franca, Ribeirão Preto and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

After the end of 1Q06, Bradesco Organization, by means of its International Area, reaffirms once again the commitment assumed in the past years for the expansion, strengthening and consolidation of the Brazilian foreign trade.

The figures reached in the 1st quarter show this commitment.

Export exchange closings carried out by Bradesco from January to March 2006, reached US$ 7.7 billion, recording an evolution of 31.7% compared to the same period of 2005, while the evolution shown by the market stood at 24.6% . This performance enabled the International Area to set a new record in export exchange closings in a single month with US$ 2.8 billion in March.

The market share in the period, record for a quarter, stood at 23.5%, surpassing by 3.5% the 22.7% reached in the 1st quarter of 2004.

In line with the export market, the closings of import exchange agreements by Bradesco added up to US$ 2.7 billion in 1Q06, representing an evolution of 16.8% compared to January to March 2005. In this market, the market share stood at 14.7% .

The International Area ends the quarter recording in its Foreign Trade Portfolio the expressive balance of US$ 5.8 billion when taking into account the balances of Export and Import Financing, Foreign Collateral provided and loans to Brazilian companies abroad. Compared to the same period of 2005, the amount had an evolution of 42.0%, representing a new record for the International Area in the amounts granted of financing in these categories.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

With the clear purpose of offering a larger support to companies operating in the exchange market and foreign trade or those that try to operate in this market, Bradesco is investing in the expansion of its structure, creating exchange platforms in the main export centers of the country. These platforms are located jointly with the segment Bradesco Empresas and count on professionals specialized in exchange and foreign trade.

Bradesco already uses a Digital Certification system for foreign exchange contracts. This service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the exchange contracting flow, reducing operational risks and costs.

The portfolios of Export and Import Financing, Foreign Collateral provided and Loans to Brazilian companies headquartered abroad ended 1Q06 recording the following balances:

	March 2005		March 2006

Foreign Trade Portfolio	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,363.9	3,634.6	1,966.6	4,272.2
Advance on Foreign Exchange Contracts – Delivered Bills	640.3	1,706.6	654.3	1,421.4
Export Prepayments	1,104.3	2,944.3	1,425.4	3,096.6
Onlending of Funds Borrowed from BNDES/EXIM	244.8	652.6	531.6	1,154.8
Exports Credit Note – NCE	–	–	110.9	240.9
Documentary Drafts and Bills of Exchange in Foreign Currency	7.3	19.5	4.7	10.2
Indirect Exports	6.1	16.1	–	–
Total Export Financing	3,366.7	8,973.7	4,693.5	10,196.1

Import Financing
Foreign Currency	254.9	679.5	284.6	618.2
Imports Draft Discounted	181.3	483.3	110.4	239.8
Open Import Credit	47.2	125.7	72.3	157.1
Total Import Financing	483.4	1,288.5	467.3	1,015.1

Collateral
Foreign Collateral Provided	136.7	364.4	380.0	825.6
Total Foreign Collateral Provided	136.7	364.4	380.0	825.6

Total Foreign Trade Portfolio	3,986.8	10,626.6	5,540.8	12,036.8

Loans via Branches Abroad	122.4	326.4	297.8	647.0

Overall Total	4,109.2	10,953.0	5,838.6	12,683.8

The support to financings of the foreign exchange portfolio is financed by credit lines obtained with correspondent banks abroad and at the end of March this year, 86 U.S., European and Asian Banks had extended credit lines to Bradesco.

The spreads paid by Bradesco in this 1st quarter are between 13 and 23 basis points above Libor for a period between 180 days and 360 days, respectively.

Compared to the same period of 2005, it was noticed a decrease which totaled approximately 12 basis points on average, evidencing a substantial improvement in the international market perception towards the country risk.

We present below the book balance of assets and stockholders' equity of the foreign units on respective dates:

	US$ milion

	3.31.2005		3.31.2006

	Total	Stockholders’	Total	Stockholders’
Foreign Branches and Subsidiaries	Assets	Equity	Assets	Equity

Bradesco New York	962.9	143.5	1,231.6	152.2
Bradesco Grand Cayman (*)	6,706.6	1,614.0	8,413.4	2,646.6
Boavista Nassau (*)	249.1	92.3	10.5	8.5
Cidade Capital Markets Ltd. – Grand Cayman	30.9	30.9	32.6	32.6
Bradesco Services Co., Ltd. – Tóquio	0.3	0.2	0.5	0.5
Banco Bradesco Argentina S.A.	18.5	16.6	18.8	16.6
Banco Bradesco Luxembourg S.A.	319.4	131.6	420.4	138.6
Total	8,287.7	2,029.1	10,127.8	2,995.6

(*) With the closure of Boavista Banking Ltd. – Nassau and Boavista – Grand Cayman, the amounts until then totaled in Boavista Nassau were transferred to Bradesco Grand Cayman.

The core objective of the Foreign Branches and Subsidiaries is to obtain funds in the international market for onlending to clients, mainly through the financing to the Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients and to increase foreign trade operations.

In the end of 1Q06, besides the short-term funds obtained with correspondent banks for foreign trade financing, Bradesco Organization obtained the amount of US$ 140.0 million in the international capital markets by means of public and private, medium and long-term placements, earmarked for foreign trade financing and working capital loans.

Foreign Public Issuances – Outstanding – Reference Date March/2006 (Amounts Exceeding US$ 50 million)

Issues	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150,0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17.500,0	4.25.2002	4.17.2012
Subordinated Debt	US$	500,0	10.24.2003	10.24.2013
Subordinated Debt (US$ 275.9 million)	Euro	225,0	4.15.2004	4.15.2014
FIRN	US$	125,0	12.11.2004	12.11.2014
FIRN	US$	100,0	8.8.2005	8.4.2015
FxRN	US$	100,0	9.2.2004	9.2.2006
FxRN	US$	100,0	12.26.2003	12.26.2006
FxRN	US$	100,0	2.3.2004	1.3.2007
FxRN – BRL (US$ 225.9 million) (1)	R$	577,7	12.10.2004	12.10.2007
FxRN – BRL (US$ 100.0 million)	R$	226,8	10.3.2005	1.4.2010
FxRN	US$	100,0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed (*)	US$	182,9	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (*)	US$	100,0	7.28.2004	8.20.2012
Perpetual Securities (**)	US$	300,0	6.3.2005	Perpetual

Public Issuance	US$	2.627,6
Private Issuance	US$	396,2
Total (in US$)	US$	3.023,8
(1) This includes the issuance as of 1.30.2006 in the amount of R$ 116.0 million.
(*) International Diversified Payment Rights Company
(**) Perpetual Non-cumulative Junior Subordinated Securities

Capital Markets

Underwriting Transactions

During 1Q06, Bradesco coordinated important stock and debentures transactions, which amounted to R$ 3.8 billion. This volume accounts for 30.05% of the total amount of stock, debentures and promissory notes issuance recorded by (CVM) in the same period.

Among the operations we took part, we can highlight the public offerings of stocks of Rossi Residencial S.A., in the amount of R$ 862.5 million and the public offerings of debentures of Panamericano Arrendamento Mercantil S.A., in the amount of R$ 250.0 million, Petroflex Indústria e Comércio S.A., in the amount of R$ 160.0 million, Companhia Piratininga de Força e Luz, in the amount of R$ 400.0 million and Telemar Norte Leste S.A., in the amount of R$ 2.2 billion.

In addition to the local market, Bradesco also operates in the international capital markets, originating and structuring underwriting transactions of fixed income (commercial papers, notes and bonds) for placement with foreign investors.

Special Operations – Mergers, Acquisitions, Corporate Reorganizations and Privatization Operations

The Special Operations department is responsible for the financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatizations operations.

In the 1st quarter of 2006, two important operations assisted by the Capital Markets Department were concluded: the acquisition of activities of American Express in Brazil by Bradesco and the merger operation between the fuel distributors Satélite and ALE, creating the sixth largest company of this competitive segment.

Project Finance Operations

Bradesco has a solid track record being the financial structuring company and advisor for several greenfield projects in the categories Project and Corporate Finance. The team of specialists has a close relationship with BNDES and several development bodies.

In the 1st quarter of 2006, Bradesco was chosen as the financial advisor for projects in the category Public-Private Partnerships (PPP).

Structured Operations

The Structured Finance Area is responsible for the following:

– development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Right Investment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

– structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction; and

– coordination of syndicated loan processes, including the extension of debts, which can be refinanced, structured by the Bank or by third parties.

Among structured operations developed during 1Q06 we can highlight the FIDCs Quero-Quero Financeiro, in the amount of R$ 51.0 million and of Cemig – FIDC Conta CRC, in the amount of R$ 900.0 million and Built to Suit Financing of Confidere Imobiliária e Incorporadora Ltda., in the amount of R$ 97.0 million.

Cash Management Solutions

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with high quality (ISO 9001:2000) and security (electronic certification and cryptography) standards.

The innovations have secured the preference of more and more growing number of clients from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its clients online.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local spheres and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with maximum speed and security.

In 1Q06, payment solutions accounted for R$ 121.9 billion, corresponding to 32.9 million payment transactions, enabling the management of Accounts Payable of more than 374 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, which is an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area is to serve federal, state and local bodies in a differentiated manner, identifying business opportunities and structuring customized solutions, also counting on a portal in the Internet (www.bradescopoderpublico.com.br).

Statistical Data

	R$ billion

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions (1)	230.3	216.2	241.5	233.9
Payment Solutions	114.3	111.5	124.6	121.9
Total	344.6	327.7	366.1	355.8
Taxes	25.7	27.7	30.6	29.9
Water, Electricity, Telephone and Gas	5.3	5.2	5.8	5.8
Social Security Payments	7.2	5.6	8.0	6.1
Total Public Sector (*)	38.2	38.5	44.4	41.8
(1) Total movement (funding, written- off, credits etc.).
(*) Includes public and privatized utility service concessionaires.

	Number of transactions – millions

	2004	2005		2006

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions (1)	230,6	221,1	228,6	227,3
Payment Solutions	31,0	29,8	34,1	32,9
Total	261,6	250,9	262,7	260,2
Taxes	16,7	20,9	17,4	22,0
Water, Electricity, Telephone and Gas	35,0	34,9	37,7	39,2
Social Security Payments (2)	11,4	12,8	13,2	13,2
Total Public	63,1	68,6	68,3	74,4
Sector (*)

(1) Total movement (funding, written-off, credits etc.).
(2) Total of beneficiaries: more than 4.404 million of retirees and pensioners (corresponds to 18.12% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires.
N.B.: Payments by means of automatic debit.
12.732 million – from January to March, 2005.
12.735 million – from January to March, 2006.

Growth – Receipt and Payment Solutions

Public Sector Growth

Assets Bookkeeping Services and Qualified Custody Services

Bradesco is one of main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding services options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out in this quarter, the share of Bradesco in the going public operations, issuance of debentures and promissory notes, which reached in the period more than 50% of market share in the segment.

Main Indicators in 1Q06:

Book-Entry Stocks	173 companies, with market value of R$ 287.7 billion, combining 2.4 million stockholders.

Book-Entry Debentures	46 companies, with restated amount of R$ 39.4 billion.

Book-Entry Quotas	29 funds, with restated amount of R$ 5.4 billion.

Brazilian Depositary Receipt – BDR	2 Programs, with market value of R$ 187.1 million.

The investors have access to Bradesco’s branch network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at Companies, Assets, Foundations, Insurance Companies and Private Pension Plan Entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 12.66% in the quarter.

Main Indicators in 1Q06:

Custody	R$ 202.0 billion in assets under custody (Funds, Portfolios, DR and Receivable Funds).

Controllership	R$ 251.9 billion distributed in 628 Assets under Management.

Depositary Receipt – DR	R$ 49.1 billion in 8 Programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

The Bradesco Organization has 106 Products and Services certified by NBR ISO 9001:2000, confirming the Bank's commitment to assuring ongoing ease and convenience for its clients and users.

These achievements motivated the Organization to advance in the quality management practices, thus adopting the Excellence Criteria – Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Protection Seal and Data Privacy – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

GoodPriv@cy was launched in Switzerland in 2002, under the scope of IQNet in 2003 and it is a voluntary certification scheme.

GoodPriv@cy seal attests that the certified organization:

– operates a management system for data protection (DMS – Data Management System).

– complies with statutory requirements for data protection and privacy.

– continuously improves data protection and privacy processes.

GoodPriv@cy is granted by independent bodies. In Brazil, FCAV – Fundação Carlos Alberto Vanzolini, member of IQNET – The International Certification Network is the single authorized body to grant said data privacy and protection seal after the compliance audit with GoodPriv@cy Data Protection – 2002 Edition.

Bradesco Organization has 8 certifications:

  Fax Fácil
  Fone Fácil
  Home Broker
  Internet Banking
  Private
  Custody – Dockets

– Liabilities docket data privacy management

– Assets docket data privacy management

– Report data privacy management

ISE – Corporate Sustainability Index – BOVESPA

As from December 2005, Bradesco’ s stocks were selected to compose the Corporate Sustainability Index (ISE), created by Bovespa – São Paulo Stock Exchange, which measures the corporate sustainability. This index is composed of a select group of companies with best performances under the economic-financial, social, environmental and corporate governance dimensions.

The selection of Bradesco’s common and preferred shares to compose the ISE reinforces the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the public in general.

Such positioning prioritizes the ethics and stands out for the quality and distinctness of information disclosed so that to enable a better follow-up of the Organization’s performance.

The selection of Bradesco to join ISE reiterates its concern with liquidity, transparency, solidity and social and environmental responsibility.

Methodology for Mapping Processes

This methodology is designed to codify and standardize processes mapping works carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System –ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System –ABC, which measures the cost and performance of its activities, resources and cost centers.

The knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing, as well as support to cost rationalization studies.

Activity-Based Management Program

Bradesco has commenced the development of Activity- Based Management, seeking to exploit the potential benefits of this cost management model, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic goals, designed to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Expenses Assessment Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as expenditures with capitalization, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

In line with good Corporate Governance practices, the Committee is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s development represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, through the adoption of an approach, which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, Fixed Assets and Accounting, processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and nearly 74 thousand system users will be qualified via in-class and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision-making, as well as decreased operating costs. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

Bradesco Brand was considered the most valuable one of the Brazilian private bank sector, with its value estimated at R$ 4 billion. This is the result of the evaluation of brands of Brazilian companies made by Finance, one of the largest experts of the segment based in London. The ranking was prepared having as basis several indicators along with a group of consumers.

Bradesco won two categories in the IR Global Rankings (IRGR), known as the Oscar of Investor Relations, which evaluates Investor Relations (IR) websites of companies all around the world. In Latin America, Bradesco won the TOP5 Websites category, for the second consecutive time, as one of the best IR websites. It was also acknowledged as one of the best in TOP5 Disclosure of Quarterly Results.

Bradesco Seguros e Previdência was elected the most remembered company and the favorite one in the

Insurance category in the eighth edition of the Brand Research of Who Decides, conducted by Jornal do Comércio/RS in partnership with QualiData Institute. The research was carried out with 330 businessmen and professionals of Rio Grande do Sul and it is acknowledged as the most complete study about brands in southern Brazil.

Bradesco Vida e Previdência received the Segurador Brazil 2006 Award, in three categories: the main one was the “Life and Private Pension Plan” segment, for “Highest Leverage and Results in Group Life” and for “Prev Jovem Private Pension Plan Campaign”. The award is promoted by Segurador Brasil magazine and has as purpose to acknowledge the leadership, performance and achievements of companies of the sector in 2005. Bradesco Auto/RE also received an award in the “Auto” segment and Bradesco Capitalização in the “Savings Bonds” segment.

6 - Social-environmental Responsibility

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges in the value of its team’s performance and achievement potential the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent Bradesco’s commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels. The Company solidly invests in training, whether in classroom or via Intranet, opening to the employee a great possibility of career improvement, by means of quick, extensive and continuous qualification.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in various business segments, both under the performance and territory aspects.

Bradesco is a Bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Great Place to Work

Bradesco’s employees contributed to the Company achieve an outstanding position held in the financial market, maintaining the excellence in all group’s activities.

The Company seeks to promote the transparency, so that to ensure a motivating and challenging organizational environment. Evidence is that Bradesco was listed for the sixth time in the prestigious Guia Exame-Você S/A guide – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), based on a study carried out by the Exame and Você S/A magazines in partnership with the consulting firm Great Place to Work Institute.

In addition to being ranked among the 150 best companies to work in Brazil, Bradesco was also rated among the 50 best companies for women to work for, for the third consecutive year.

Guia Exame is considered the best and most comprehensive study on the workplace environment in Brazil. Based on employees’ opinion, the study assessed the working environment, benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility of companies.

For the second consecutive year, Bradesco also stood out in the survey “As Melhores na Gestão de Pessoas” (The Best Companies in People Management) of magazine Valor Carreira, edited by the newspaper Valor Econômico, with the technical support of Hay Group. The selection was made by means of evaluation of companies’ internal environment, as from questionnaires and interviews with employees who gave their opinion about issues such as training, benefits, safety and work conditions, credibility, motivation, performance and development planning.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment with our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

  To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;
  To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

Human Resources

  To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment in all our relations, with the internal and external public;

  To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

  To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

  To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;
  To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional plan, in order to ensure the continuous improvement of management processes; and

  To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

In-house Communication

In order to maintain Bradesco’s outstanding position, it is indispensable that its employees are aligned to the Organization’s strategies. Thus, the Company solidly invests in its in-house communication.

Simultaneously and from any location in the country, Bradesco’s employees receive relevant information via the Intranet and e-mail. The Company also makes available the newsletter “Sempre em Dia” (Always Updated), brochures, magazines addressed to each employee and periodical editions in video containing institutional messages and technical guidance.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers and Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

People Management

Bradesco maps the Organization’s human capital and currently records 14,000 employees’ profiles.

Based on this knowledge, leaders and employees are gained conditions and are able to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

The maintenance of such work is the management of the Organization’s corporate competencies and the incentive and guidance to leaders practice the feedback.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

In 2005, Bradesco created the Diversity Appreciation Work Group, composed of professionals of different areas, with a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents.

The issue is broadly supported on the Code of Ethics, Human Resources Management Policy and Social-Environmental Policy of the Organization.

Inclusion Policy for Disabled People

Bradesco defines strategies for the contracting and retention of disabled people at the Organization, by creating job opportunities to such professionals and setting forth partnerships with specialized entities and focused on inclusion.

Bradesco has a staff of 782 disabled people.

At Bradesco’s Website, in the link Career Opportunities, the Company emphasizes the collection of disabled people’s curriculums.

Ethnical Groups

Bradesco entered into a partnership with the Faculdade Cidadania Zumbi dos Palmares –Unipalmares, by means of a professional qualification program which aims to contract interns, to work in important business areas of Bradesco.

Unipalmares’ mission, by means of ONG Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, FIPECAFI and FIA.

The program which started with 30 interns, was increased for more 30 students.

Opportunities for Women

Bradesco ended March 2006 with a quota of 34,838 women employees, corresponding to 47% of the functional staff.

In the Prime segment, 72% of staff is women.

In leading positions, Bradesco has 14,932 women, including in the Board of Executive Officers and the Board of Directors.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 665 students.

Traineeship Programs

Students of Information Technology course of Fundação Bradesco have the opportunity to start their professional career in the systems development area of the Organization. Since 2002, all students approved in the selection process have been contracted.

Bradesco developed in 2005 a traineeship program specific for Bradesco Prime business area, aiming at the qualification of future Relationship Managers of this segment.

Started in 2006, the program has a 8-month estimated duration and counts on 25 participants.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004, executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers throughout the country.

The program estimates the contracting of youngsters from 14 to 18 years old, having as purpose to provide personal and professional development to adolescents.

We ended March 2008 with 597 Apprentices.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, as from October 2005, the Company entered into a partnership with the São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunity, those students originated from families with higher social vulnerability, between age of 18 and 21 years, regularly enrolled and effectively attending high school classes of the state public school system, preparing them to exercise the citizenship, by means of paid internship.

Currently we count on 184 contracted youngsters.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

We offer our employees an appropriate work environment and conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing to map and identify the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broadly basis.

The issues addressed include Repetitive Stress Injury, Stress, Drug-Addict, (Alcoholism/Drugs/Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out through the Interação magazine and in the SIPAT (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV-AIDS Prevention – CEN, which is destined to promote and strengthen the combat against such epidemic in the work environment and has been providing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue is Bradesco’s attention to life quality, the balance between the employee’s personal and professional life. We are permanently concerned with the number of regular and overtime hours worked by our staff, guaranteeing that employees have time for their personal commitments and leisure.

The Bank offers its Call Center staff at the Santa Cecília building, in the city of São Paulo, a room for winding down, which is designed to offer a comfortable environment and extra emotional support. The room is completely different to the other Organization environments and is equipped with furniture and apparatus to assist relaxation and soften the impact of the operators' day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event of situations related to psychological and emotional needs.

Benefits

Besides the aspects provided for by the law, Bradesco’s employees and dependents enjoy a combination of benefits viewing to ensure the best life quality.

Health and Dental Care Insurance

Our employees and their dependents have access to health and dental care plans paid for in full by the Bank.

The healthcare insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and also treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

In the 1st quarter, there were 908,314 medical/hospital consultations and 155,079 dental consultations.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out a vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduate.

Social Service and Psychological Assistance

Bradesco’s employees and dependents are provided with follow-up of Social and Psychological Service under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In the 1st quarter of 2006, we distributed 6.0 million snacks.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties with lower interest rates.

Fee Exemption / Financial Benefits

Bradesco exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a differentiated online shopping channel, by which Bradesco negotiates special discounts directly with various products suppliers.

Social Loan

By means of Caixa Beneficente (Benefits Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists, phonoaudiologists, among others.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, tennis and squash courts, destined to leisure and recreation activities to employees and dependents.

Human Resources – March 2006

On March 31, 2006, Bradesco's employees, including staff at the subsidiaries, totaled 74,940. The following table presents the variation of Bradesco’s headcount:

	December					March

	2001	2002	2003	2004	2005	2006

Banco Bradesco	51,633	53,732	59,430	62,013	61,347	61,466
Subsidiaries	6,943	8,729	9,407	11,631	12,534	12,643
Subtotal Bradesco	58,576	62,461	68,837	73,644	73,881	74,109
Banco BCN	5,857	6,105	5,203	–	–	–
Subsidiaries	1,280	1,504	1,741	–	–	–
Subtotal BCN	7,137	7,609	6,944	–	–	–
Banco Mercantil	–	3,970	–	–	–	–
Subsidiaries	–	353	–	–	–	–
Subtotal Mercantil	–	4,323	–	–	–	–
BEC	–	–	–	–	–	831
Total	65,713	74,393	75,781	73,644	73,881	74,940

March 2006

By Age		By Gender		By Educational Background		By Years of Service with Bradesco		By Managerial Position

Younger than 30	46%			High School	21%	Less than 5 years	42%
From 31 to 40	33%	Men	53%	University	78%	From 6 to 10 years	14%	Non-commissioned	51%
From 41 to 50	18%	Women	47%	Other	1%	From 11 to 20 years	32%	Commissioned	49%
Older than 50	3%					More than 20 years	12%

Personnel Expenses

In the first quarter of 2006, Bradesco’s personnel expenses reached R$ 1,419 million, including in such total expenses related to salaries, social charges, benefits, training, employees’ profit sharing etc.

The following pie graph shows the percentage share of each item in relation to total Bradesco personnel expenditure in the quarters.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department is responsible for the training actions of Bradesco Organization, aligned to the Organization's strategies and appropriate to the quickness of changes required by the market. The training programs meet Bradesco’s commitment to provide development opportunities to all its independent employees of the hierarchical level, essential for Bradesco’s generation of results.

The “Gestão de Treinamento da Organização Bradesco” (Bradesco Organization Training Management) process was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005, which ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

For 2006, a budget of R$ 63.7 million was made available, 26% higher than the average of investments in the past 5 years, to continue with the main training programs targeted at several areas of the Organization and at the implementation of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management.

“Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

In this 1st quarter, training had 588,200 participations in the 322 different courses made available and investments in the several media added up to R$ 8 million.

Presence Courses

In the first three months of the year there were 15 thousand presence participations, mainly actions for Retail comprising nearly 4 thousand participants in courses such as Client Management, which comprises themes such as relationship and analysis of clients’ potential for the increase of assets and results of Branches, the Loan in Retail program, in partnership with Sebrae, focused on loan concession for micro and small-sized companies, the Real Estate Loan course, providing conceptual knowledge for the sale of the product, as well as operating aspects of contracting, to achieve goals of investment of funds proposed by the Organization, as well as the increase of results of branches, among others.

The process of qualifying Managers of the Prime segment continued with the Managerial Development Program which comprises, among other aspects, the improvement of the business management process, the optimization of funds and the leverage of results for the segments. Bradesco also started the Trainee Assistant Managers Program, promoting integration of participants at Bradesco Organization/Prime Segment, in order to facilitate the understanding of culture and several focuses of operation in the market and in the segment and qualify participants for the development of activities related to their attributions, by means of the improvement of skills and technical and behavioral competences.

The assistance to Departments and Affiliated Companies was also shown by means of attendances in external events, made available by specialized companies, which offer vacancies to the general public, with 2,053 participations.

Training for Information Technology areas continued in this 1st quarter of 2006, with some highlights such as: TI Improvement Project, with technical, operational and behavioral training, comprising themes about service management, commitment and alignment of professionals, in the implementation of this large project of the Organization, which may assist 1,240 participations and OBB – PLUS training, which aims to qualify professionals in the new architecture tool of Office Banking Bradesco and which comprises 228 employees. Also in the IT areas, the certification processes were implemented, maintaining the staff qualification and qualifying them among the most modern techniques of the market. In this context, we can highlight the Software Quality Certification, which is new in the country and has several software engineering techniques and concepts about product quality, involving 40 professionals, and the Specialist in Function Points Certification, which qualifies employees for measurement of systems according to the standard technique of the international market, in which 35 employees have already been certified.

Partnership with University and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, FIPECAFI, FGV and IBMEC, 1,237 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization courses and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices. Two classes of MBA Negócios Bancários (FGV ) and one class of MBA Negócios Bancários on-line (FGV-RJ), are in progress, in groups made exclusively for Bradesco, and we are starting a new MBA Controller (FIPECAFI) class, amounting to 130 professionals of different areas of the Organization.

Insurance Group

Projects for Bradesco Seguros e Previdência are in progress supported by the UniverSeg (Insurance Knowledge Universe) brand, which aims to provide all the training for employees, insurance brokers and dealerships, targeted at the insurance segment, as a single, corporate project, contributing to the Insurance Company to be the best place for the broker set his/her production, the best place for the insured insure his/her life, health, assets and the best place to work for. This quarter more than 2,000 professionals were qualified.

New Projects are under development for Universeg with highlights to UNIVERSEG ON THE STAGE, using the interactive theater methodology, which works with themes connected to the performance of insurance brokers and dealerships that sell products of Bradesco Seguros within the scope of our branches. The outcome of the project has been surprising and significant, for it meets all the goals proposed by the Insurance Company and in view of this experience, this program may be offered to the internal public, focusing actions on quality of assistance and on the improvement of professional performance.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and, in this 1st quarter, one more certification exam was carried out with the participation of 1,106 employees, with a 73% approval index.

The approval index reached by Bradesco in all exams was 81.2%, while the market index stood at 72.3% . This fact consolidates the concern the Organization has to adequately prepared professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification, until the end of this quarter, of more than 8,300 professionals directly involved in the assistance to clients of the Network of Branches and to qualified investors in conformity with the compliance with the Resolution 3,158/03, of the Brazilian Monetary Council.

Incorporation of BEC

In March Bradesco started incorporation training of employees of former BEC, Banco do Estado do Ceará, for the appropriate operationalization of Bradesco system, client assistance and performance of businesses, by means of the understanding of concepts, techniques and business policies of the Organization, which will involve the participation of 434 employees.

On-line training

Bradesco is pleased to announce that it surpassed the record of more than 1.2 million participations in TreiNet – Training through the Internet, in the 62 courses available, since its implementation in 2000. By means of a methodology that enables dissemination of new knowledge indistinctly, TreiNet is a differential for our employees, which meets the Organization’s interests, and makes them be able to plan their learning actions according to their needs, respecting their personal time and place preferences and absorption of the content. In partnership with Fundação Bradesco, TreiNet courses are available for clients who hold a Bradesco University Account. Furthermore, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships that sell the Organization’s insurance products.

On-line training is also used in the implementation of new business or back-office tools, for example the recent implementation of SAP, which in this 1st quarter recorded nearly 480 thousand participations in the several courses made available for the use of the tool. It would not be possible to adequately train 73 thousand presence employees in the same period and the use of other distance training media, such as videotraining or even brochures, would not allow the same results.

In English learning, on-line training has been a differential, enabling the participation of around 1,000 employees in courses from basic to advanced level.

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view at the awareness of employees, in this period we made available two Brochures, one about the Alert System (SALE), with the purpose of providing employees with a basic view of the Alert Systems, in order to facilitate the understanding of how the system organizes information coming from the data base and how to use this information for loan analysis and management. The other brochure is about the Management of Administrative Expenses, mainly the importance of the effective follow-up and control of administrative expenses in all premises of Bradesco.

Other two new videotrainings were also launched: A Matter of Posture, which makes employees aware of the importance of posture in the prevention of occupational diseases and the video Code of Defense of the Bank Client – New Edition, which was reedited with the purpose of training employees about the main rules and procedures defined in the Resolution 2878 – Code of Defense of the Bank Client.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation such: Youth Apprentice Program, Young Citizen Program and Internship Programs, among them, the Unipalmares Project (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras (the sign language for deaf-mute people), for employees providing direct services to disabled clients.

Increase in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Social-cultural Events

In the 1st quarter of 2006, Bradesco took part in the Summer Festival and in the Carnival in Salvador, BA , in the musical event Planeta Atlântida, held in Porto Alegre, RS, and in Florianópolis, SC, and in the National Grape Party, in Caxias do Sul, RS. It also participated in the Coopavel Rural Show, in Cascavel, PR , in Expogrande – Agricultural Exposition of Campo Grande, MS and in Expodireto Cotrijal Agribusiness, in Não-Me-Toque, RS.

In the cultural area, Bradesco sponsored, among other projects, the concert Jazz Sinfônica and Toquinho, in Campos do Jordão, SP, the theater play Bibi Ferreira In Concert Pop, in São Paulo, SP, the play for kids O Pequeno Príncipe, in São Paulo, SP, and the launch of the CD Orquestra Acadêmica Festival de Inverno de Campos do Jordão, in São Paulo, SP.

Bradesco Seguros e Previdência was the official insurance company of the 19th edition of the Book International Biennial held in the Exposition Lodge of Anhembi, in São Paulo (SP).

Finasa Sports Program

The Bradesco Organization channels demonstrate its support of sports activities through the FINASA ESPORTES (Finasa sports) program, successor of the BCN Sports Program. This initiative, with 18 years of activity, gained momentum in 1997, following its integration with Bradesco's other social projects. Along its history, the program was known by its seriousness and has become a benchmark for assistance in the education of young people, using volleyball and basketball as an instrument for social inclusion. At present, 3,093 girls from 10 to 16 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 70% of these girls derive from deprived backgrounds and are considered to be at social risk.

FINASA ESPORTES maintains 73 training centers, 47 for volleyball and 26 for basketball, installed on the premises of state schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in the Greater São Paulo. Acting in partnership with the local government, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of 70 professional instructors, including local and state coordinators and teachers.

The community integration has been the outstanding feature of this important work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and other teen-related issues, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program shows that sports practice is much more than a way to discover vocations or create athletes, it lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,944 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued Preliminary Education of Workers as well as High School Technical Professional Education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Teleeducation and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Primary School (first to eight grades) and High School, consisting more than 43.61% of all students on courses provided by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care.

Fundação Bradesco is always evaluating contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units, ongoing interactions among them.

The schools are understood as a privileged environment for appraising citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continued education opportunities to educators, including e-learning.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of primary school, Philosophy for High School and Cultural Diversity as well as other important supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the School units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continued Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a social-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of Fundação Bradesco is to prepare students to improve their lives, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

The support to “Alfabetização Solidária” was renewed with investments of R$ 1 million. In 2006, nearly six thousand students and 240 teachers will be benefited with funds from Fundação Bradesco in 16 cities of the northeast region with high illiteracy levels.

Among 700 finalists, from schools all over the Country, five students from Fundação Bradesco from the school units of Boa Vista, Cacoal, Paragominas, Rio Branco and São Luís were chosen to participate in the II Youth Environment Conference. The students helped to write the “Letter of Responsibilities about the Environment” delivered to the President of Brazil.

On March 19, all the school units of Fundação Bradesco promoted the National Day of Voluntary Action. More than 1 million services were rendered in the citizenship, education, leisure, sports and environment areas. Such action gathered approximately 21 thousand volunteers in more than 150 service centers which include the public schools, Digital Inclusion Centers – CIDs and Fundação’s schools.

Main Acknowledgments

Two compositions written by students from São João Del Rei were rated in the V Composition Contest “Reading is Needed”, promoted by Ayrton Senna and Ecofuturo Institutes, which has as purpose to encourage and value creativity among children and youngsters by means of writing. More than 5,800 schools participated with 21 thousand compositions. The 60 best texts were published in the book “We are and we want”.

Projects from students of the 8th grade of the Middle School, High School and Technical Courses from public and private school from all over Brazil participated in the IV FEBRACE, Brazilian Science and Engineering Fair, promoted by USP – São Paulo University with the purpose of encouraging new vocations in Sciences and Engineering by means of creative and innovative projects. Fundação Bradesco was represented with ten projects that achieved important awards, such as the right to attend an international science fair in Mexico.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all over Brazil are given the opportunity to attend at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,251	Maceió – AL	2,270
Bagé – RS	2,181	Manaus – AM	2,429
Boa Vista – RR	2,387	Marília – SP	3,200
Bodoquena – MS	1,197	Natal – RN	2,245
Cacoal – RO	2,370	Paragominas – PA	2,295
Campinas – SP	4,618	Paranavaí – PR	1,889
Canuanã – TO	1,287	Pinheiro – MA	2,156
Caucaia – CE	2,230	Propriá – SE	2,127
Ceilândia – DF	3,180	Registro – SP	2,321
Cidade de Deus – Osasco – SP		Rio Branco – AC	2,826
• Unit I	4,099	Rio de Janeiro – RJ	4,118
• Unit II	2,816	Rosário do Sul – RS	1,072
• Education Centers of Youngsters and Adults	7,816	Salvador – BA	2,159
• Preliminary and Continued Qualification of Workers	4,500	São João Del Rei – MG	2,224
Conceição do Araguaia – PA	2,532	São Luis – MA	2,400
Cuiabá – MT	2,530	Teresina – PI	2,280
Feira de Santana – BA	808	Vila Velha – ES	2,071
Garanhuns – PE	843
Gravataí – RS	3,450
Irecê – BA	2,494	Preliminary and Continued Qualification of
Itajubá – MG	2,656	Workers Rural Area – Artificial Insemination
Jaboatão – PE	2,517
Jardim Conceição – SP	2,695	Campo Grande – MS	200
João Pessoa – PB	2,240
Laguna – SC	2,073
Macapá – AP	2,028	Total (*)	108,080
		(*) Assistance estimate for 2006.

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Investments in the last 10 years	R$ 1.164 billion
Investments in 2005	R$ 167.061 million
Investments estimated for 2006	R$ 184.011 million

Courses – Grades

	Assistance Estimate
	for 2006

	Students	% of total

Kindergarten	488	0.45
Elementary School	33,398	30.90
High School	13,247	12.26
Youth and Adult Education	21,705	20.08
Preliminary and Continued Qualification of Workers	35,576	32.92
High School Technical Professional Education	3,666	3.39
Total	108,080	100%

Student Profile – in percentage

Increase in the Number of Students

Bradesco Organization and Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community and that adopt long-term policies whose purpose is the country’s sustained development and the better wealth distribution, thus it understands that environmental preservation and social inclusion are currently great and potential challenges for the human development and for the corporate continuity.

In conformity with these premises and sensible to this condition, Bradesco undertakes to consolidate its social-environmental policy that shows the concern with the sustainable growth of the planet, the ecosystems, the respect to human dignity and dissemination of a social-environmental responsibility culture.

Bradesco Organization’s Social-environmental Responsibility Corporate Policy has as:

1. Purpose

a) to define the Social-environmental guidelines which must be complied with in Bradesco Organization environment;

b) to be a permanent consultation source for implementation of all and any measure or action that may impact the social-environmental matter, by means of ensuring principles adopted by the Organization; and

c) to be a guidance source to our staff, as well as its awareness as to Bradesco Organization’s social-environmental role.

2. Principles

2.1. As to Sustainable Development

a) Bradesco Organization, aware of the importance of the country’s development, is aligned with the best world practices of sustainability and corporate governance. Thus, it considers sustainable growth, represented by economic, environmental and social development, an important component of corporate responsibility, adding value in corporate management and fomenting Social-environmental Responsibility.

b) Bradesco Organization shows its firm commitment to practicing, encouraging and valuing Social-environmental Responsibility, searching for convergence of its corporate goals with the desires and interests of the community in which it has a presence, exercising sustainable growth in a healthy environment and using ethical and transparent methods.

c) Bradesco Organization will make all efforts for the preservation of the ecosystems and for the optimization of the use of resources, mainly non-renewable ones.

2.2. As to Social-environmental Responsibility

a) Values

Bradesco Organization considers Social-environmental Responsibility one of its corporate values.

b) Vocation / Citizenship

b.1) Bradesco Organization exercises its corporate citizenship to value Social-environmental Responsibility.

b.2) Valuation of educational, sport and social work activities are really important for Bradesco Organization, for instance the work done by Fundação Bradesco, reaching different regions of the country, providing children, youngsters and adults with free and professional education, being a social-cultural reference to the communities where it has a presence.

b.3) Bradesco Organization repudiates slave and child labor.

2.3. As to Social-environmental Legislation

Bradesco Organization considers as a fundamental responsibility the compliance with the applicable legislation.

2.4. As to Social-environmental Commitments

Bradesco Organization also considers indispensable the compliance with the commitments, guidelines and safeguards set forth in national and international “Principles”, “Protocols”, “Agreements” and “Treaties”, related to social and environmental responsibility, to which Bradesco Organization has been signatory or has adhered to their terms.

3. Guidelines

The Guidelines in the Principles already detailed, which must guide all social-environmental actions or measures at Bradesco Organization are:

a) to search for convergence of its business goals with social-environmental responsibility aspects, adding value to all interested parties;

b) to develop and sell products and services, as well as offer credit facilities to clients who respect the social-environmental awareness spirit, in order to ratify the Organization’s corporate responsibility commitment;

c) to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities aiming at developing and promoting social-responsibility actions in several segments of the civil society;

d) to consider, when choosing suppliers and service providers, those who are engaged and practice social-environmental responsibility, in conformity with the principles defined in this document;

e) to maintain and promote an ethical and transparent posture in all levels of activities and business relationships, repudiating and fighting against any means of illegality, such as corruption or bribery;

f) to ensure conformity of the applicable legislation with the social-environmental issues in the development of Bradesco Organization’s economic activities;

g) to adopt responsible policies of loan concession to clients and respective internal procedures, imposing, when deemed necessary, preventive or repairing measures of environmental impacts, rating, in these cases, risks in financing of business projects;

h) to estipulate, for borrowers of funds whose projects have potential social-environmental risks, the obligation to maintain an action plan of risk mitigation, following the stages of the project while the respective financing lasts;

i) to adopt internal policies with a view to rationalizing the use of non-renewable resources, use recycled material, give and adequate treatment to scrap and disposable material and encourage the environment preservation;

j) to make employees aware and train them and guide service providers for social-environmental issues, reinforcing citizenship, ecology and responsibility concepts;

k) to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

l) to defend social justice principles and human rights, repudiating exploration of people through labor, in particular child labor;

m) to support education and professionalization of children, youngsters and adults, increasing job opportunities and citizenship;

n) to adopt internal policies of diversity valuation, aiming at promoting balance in the Organization’s relations with its different publics;

o) to propagate, value and support projects targeted at the practice of sport activities in the communities it has a presence, providing, through sport, respect to each other, union, teamwork, dedication, persistence and overcoming;

p) to develop, implement and maintain a social-environmental management system that normalizes, dimensions and follows the performance of social-environmental actions of Bradesco Organization; and

q) to disclose its achievements by means of the social balance sheet and make available to interested parties information related to possible happenings and social and environmental actions carried out by the Organization.

And, ratifying the premises of its policy, Bradesco structured the Social-environmental Responsibility Executive Committee, which is permanent and has decision-making powers.

This Committee is comprised of nine (9) Directors and representatives of the following Facilities: Fiscal Audit Department; Risk Management and Compliance Department; General Inspectorate Department;

Organization and Methods Department; Assets Department; Human Resources Department; General Secretariat; and Fundação Bradesco.

The Social-environmental Responsibility Area, which comprises the Market Relations Department, was created to assist the Executive Committee and has as mission to interact and integrate the several Areas of Bradesco Organization in order to sensitize them as to social-environmental issues, in addition to encouraging and following initiatives related to Social-environmental Responsibility, considering the premises of Bradesco Organization’s Social-environmental Responsibility Corporate Policy and the best market practices.

Bradesco’s Contribution to Preserve the Environment

Bradesco aware of the dimension of sustained responsibility and the need of balancing our mission in maintaining adequate facilities, without disregarding the social and environmental aspects, we have adopted practical measures contributing to preserve the environment.

In this regard, we permanently seek to apply new technologies minimizing the impact on ecosystems.

In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability. Below, we present some measures already adopted or under implementation.

1) Solid Residues derived from Civil Works

Concerned with the impact on environment, we made an addendum to our agreements with segment companies, holding the building contractors responsible for complying with the Resolution 307 of the Environment National Council concerning the correct destination of residues produced in site office (debris, wood, plastic, metal etc.), upon refurbishments and alterations in layouts of our premises. Referring to the maintenance of buildings at the headquarters, the agreements were added with a specific clause on the correct destination of painting residues (inks, glue, paint brush used etc.)

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby, under the selection of works remains as indicated by the above-mentioned Resolution.

2) Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. It has been examined the possibility of its implementation in other regions.

Methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms, with a view to knowing, besides the amount, which are the possible measures, that may be adopted aiming at reducing such consumption.

3) Recycled Paper Usage Program

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to highly contributing to disseminate theory and practice of environmental responsibility, has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the country development. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

4) Metal, Glass and Plastics

In September 2005, we started at the headquarters and in two other administrative centers the selective collection of metal, glass and plastics, which has been encouraged by means of in-house campaigns. In order to improve our concern in this regard, we have been using at the headquarters, biodegradable plastic bags with colors corresponding to waste collected. We estimate to optimize the use of this type of material, on a short-term basis, in all our network. A measure adopted nearly 4 years ago is the utilization of remanufactured cartridges as consumption items for our Premises, aiming besides cost savings, the benefits of reducing pollution and environmental tear and wear. Out of the 51 types of toner cartridges composing our consumption list, 34 are remanufactured products, which participate in the reutilization cycle, as much as this is technically feasible, aiming at maintaining a good quality when printing documents.

5) Biodegradable Products for Cleaning

At Bradesco’s headquarters, the Company started the cleaning and maintenance services by using biodegradable products and one of the service companies started to employ 13 less aggressive items to the environment, out of a total of 21 cleaning necessary products. Other companies are being encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal. Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products applied in our Premises.

6) Lamps

We have more than 36 thousand lamps at our headquarters buildings and monthly more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the maintenance agreements contain specific clause about the service company’s obligation to conduct the ecologically correct discard.

The replacement of 50% of 255 mercury lamps by other sodium steam lamps, in 178 posts installed on the streets of Cidade de Deus (headquarters), and the exchange over the past 3 years of approximately 30,000 40 Watts lamps with 32 Watts has substantially reduced the energy consumption, without losing the lighting efficiency.

7) Electricity and Water

With a view to rationing electricity and water consumption, we destined an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

For instance, we installed and guided the use of timing machines for the automatic turning-off of lamps and lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning. We also recommend that equipment, energy consumers, is only turned on when under use.

Same concern is expressed as to the rational use of water. Thus, our Premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets. In addition, technical measures contributing to the water consumption reduction have been adopted, for instance, the replacement of mechanical faucets with automatic ones for use at headquarters Premises, amounting to 736 units.

The adequate garden watering, observing the best hour and periodicity, also has been deserved attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at head offices, with the purpose of watering and usage in the air conditioning towers. Also concerning the gardening areas, our headquarters maintain approximately 115,000m2 of green area, with more than 3 thousand trees cataloged under the replacement and planting program. Grass pruning, the collection of leaves and branches, add approximately 12 tons monthly. We have been using on an experimental basis, a crushing machine of such natural residues, preventing the discard in embankments and optimizing its utilization as organic fertilizer, the measure of which we intend to adopt, depending on its results.

8) ISOs 14001 and OHSAS 18001 Certifications – Building

Bradesco is under a pre-analysis phase to obtain the ISOs 14001 and OHSAS 18001 certificates for the building “Avenida Paulista”, in the city of São Paulo. This is a 12-story building with three basements totally refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certificates.

Equator Principles

In September 2004, Bradesco adhered to Equator Principles, a set of rules that establishes environmental and social responsibility criteria developed by the International Finance Corporation (IFC), World Bank’s arm for granting of loan to projects exceeding the amount of US$ 50 million.

It is important to point out that the adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual policies.

By adhering to Equator Principles, Bradesco increases its commitment to the sustainable development and reaffirms its role as one of the largest financing companies of the country’s economic activity, besides providing significant opportunities for a responsible environmental management.

Bradesco’s Contributions to Social Issues

1 – Global Compact

Banco Bradesco S.A., at the beginning of November 2005, aligned with the corporate responsibility guidelines, supported Global Compact principles, assuming the commitment to promote actions to contribute for the development of a more inclusive and sustainable economy, increasing its performance within the social-environmental scope.

Global Compact is a result of an invitation made by the Secretary-General of the UN, Kofi Annan, at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other governmental and civil entities, to follow and disclose the ten principles that guide it, concerning Human and Labor Rights, Environmental Protection and Anticorruption.

2 – BOVESPA Social Stock Exchange Program

The Program was launched in June 2003 by BOVESPA and its brokers as a social initiative to raise funds for non-governmental organizations, being acknowledged by UNESCO as the first one in the world. The idea is to gather institutions of the Third Sector that need funds and investors (donors) willing to provide them. Thus, the NGOS get stronger and develop “investments” as “social profit”, that is, result in a fairer society, where thousands of children and youngsters may have better opportunities.

Social Report – 1st Quarter 2006 and 2005

1) Calculation basis

	1st Quarter of 2006 – R$ thousand	1st Quarter of 2005 – R$ thousand

Net revenue (RL) (1)	4,322,485	3,364,433
Operating income (RO)	2,497,472	1,583,811
Gross payroll (FPB)	1,419,009	1,220,723

2) Internal social indicators

	R$ thousand	% on FPB	% on RL	R$ thousand	% on FPB	% on RL

Meals	120,283	8.5	2.8	112,445	9.2	3.3
Compulsory social charges	247,341	17.4	5.7	234,384	19.2	7.0
Private pension plans	79,098	5.6	1.8	64,786	5.3	1.9
Healthcare insurance	68,525	4.8	1.6	60,899	5.0	1.8
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	8,101	0.6	0.2	7,867	0.6	0.2
On-site child care and child-care benefit	10,233	0.7	0.2	11,077	0.9	0.3
Employee profit sharing	99,633	7.0	2.3	65,205	5.3	2.0
Other	24,065	1.7	0.6	21,732	1.8	0.6
Total –Internal social indicators	657,279	46.3	15.2	578,395	47.3	17.1

3) External social indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Education	408	–	–	13	–	–
Culture	963	–	–	850	0.1	–
Health and basic sanitation	314	–	–	104	–	–
Sports	–	–	–	–	–	–
Prevention of hunger and food security	–	–	–	100	–	–
Other	1,858	0.1	–	1,009	0.1	–
Total contribution to society	3,543	0.1	–	2,076	0.2	–
Taxes (excluding social charges)	1,371,564	54.9	31.7	734,955	46.4	21.8
Total – External social indicators	1,375,107	55.0	31.7	737,031	46.5	21.8

4) Environmental indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs/projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste,	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
general production/operation consumption and the efficient use of natural resources, the company:	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	1st Quarter of 2006	1st Quarter of 2005

Employees at the end of the period	74,940	72,619
Admissions during the period	1,949	1,014
Outsourced employees	8,159	7,169
Trainees/interns	1,320	464
Employees older than 45	6,685	5,527
Women employees	34,838	33,438
% of management positions held by women	41.5	40.5
Black employees	9,049	5,838
% of management positions held by blacks	12.9	7.2
Disabled employees or employees with special needs	787	716

6) Significant information regarding the level of business citizenship

	1st Quarter of 2006	1st Quarter of 2007
Ratio between maximum and minimum salary	20,7	N/A
Total number of occupational accidents	81	Staff awareness for avoiding accidents in the work place
The company's social and environmental projects were established by:	( ) directors ( x ) directors and managers ( )all employees	( ) directors ( x ) directors and managers ( ) all employees
Occupational safety and health standards were defined by:	( ) directors ( ) all employees ( x ) all + Cipa	( ) directors ( ) all employees ( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere ( ) complies with OIT rules ( ) encourages activities and complies with OIT rules	( x ) does not interfere ( ) complies with OIT rules ( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors ( ) directors and managers ( x ) all employees	( ) directors ( ) directors and managers ( x ) all employees
The company's profit sharing plan is distributed to:	( ) directors ( ) directors and managers ( x ) all employees	( ) directors ( ) directors and managers ( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not ( ) are suggested ( x ) are considered required	( ) are not ( ) are suggested ( x ) are required considered
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere ( x ) gives support ( ) organizes and encourages participation	( ) does not interfere ( x ) gives support ( ) organizes and encourages participation
Total number of consumer’s complaints and critics:	In company: N/D At Procon: N/D At court: N/D	In company: N/D At Procon: N/D At court: N/D
% of complaints solved:	In company: N/D At Procon: N/D At court: N/D	In company: N/D At Procon: N/D At court: N/D
Total added value to be distributed (in R$ thousand):	1st Quarter of 2006: R$ 4,423,174	1st Quarter of 2005: R$ 3,203,556
Distribution of added value (DVA):	37.2% government 28.2% taxpayers 12.2% stockholders 22.4% withheld	29.1% government 33.3% taxpayers 11.4% stockholders 26.2% withheld

7) Other information

The information contained in the Social Report was reviewed by PriceWaterhouseCoopers Auditores Independentes.

(1) Net Income is considered Gross Income from Financial Intermediation.	N/D Not available
N/A Non-applicable

7 - Independent Auditors’ Report

(A free translation from the original in Portuguese)

Report of Independent Auditors on Limited Review of Supplementary Information

To the Board of Directors
Banco Bradesco S.A.

1.
In connection with our limited review of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of March 31, 2006, on which we issued a report without exceptions dated May 5, 2006, we performed a review of the supplementary information contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management for the purpose of additional analysis and is not a required part of the Quarterly Information.

2.
Our review was performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil ( IBRACON), in conjunction with the Federal Accounting Council ( CFC), for the purpose of reviewing the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order for such information to be fairly presented in all material respects in relation to the Quarterly Information, referred to in paragraph 1, taken as a whole.

4.
The Quarterly Information referred to in paragraph 1 also includes accounting information, presented for comparison purposes, for the quarters ended March 31, 2005 and December 31, 2005. The limited reviews of the Quarterly Information for these quarters, as well as the audit of the financial statements for the year ended December 31, 2005 were conducted by other independent auditors, whose reports on the limited reviews dated May 6, 2005 and February 21, 2006, respectively and audit report dated February 21, 2006, were issued without exceptions.

São Paulo, May 5, 2006

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors' Report, Sumary of the Audit Committee Report and Report of the Fiscal Council

Management Report

Dear Stockholders,

We are pleased to present the Consolidated Financial Statements of Banco Bradesco S.A. for the quarter ended on March 31, 2006, pursuant to the Brazilian Corporation Law.

Among the material events in the first quarter of 2006 at Bradesco Organization, we point out the following:

  On March 20, a partnership was entered into with American Express Company, by means of which Bradesco takes over its credit card operations and similar activities in Brazil, and starts having the exclusivity right for the issuance of cards of the Centurion line in the Country, for a minimum period of 10 years, and the management of the network of establishments using Amex Cards.
  On March 24, a 15% increase in the amount of Monthly Interest on Own Capital, to be paid as of May/2006, increasing it from R$0.028500000 to R$ 0.032775000 (net of income tax – R$ 0.027858750), related to common stocks, and from R$ 0.031350000 to R$ 0.036052500 (net of income tax – R$ 0.030644625), to preferred stocks, both per stock, paid in advance to stockholders, in conformity with the Monthly Compensation System, on the account of the result reached at the end of the year.
  On March 28, a partnership was entered into among Bradesco, Fidelity National Information Services, Inc. and Banco ABN AMRO Real S.A., with the creation of Fidelity Processadora e Serviços S.A., which will provide services related to card activities, pointing out processing, Call Center management, back office support, risk management and collection services.

In the 1st quarter, Bradesco recorded a Net Income of R$ 1.530 billion, equivalent to R$ 1.56 per stock and an annualized profitability of 33.60% on the final Stockholders’ Equity and of 34.58% on the average Stockholders’ Equity. The annualized return on Total Assets was 2.86%, compared to 2.54% in the same period of the previous year.

Due to the main activities developed by Bradesco Organization, taxes and contributions, including social security ones, paid or provisioned, in the period, added up to R$ 1.619 billion, equivalent to 105.77% of the Net Income.

The strict control of administrative expenses, jointly with the permanent effort for the increase in revenues, reflected on the improvement of the Operating Efficiency Ratio – IEO, accumulated for 12 months, from 44.80%, in December 2005, to 42.90%, in March 31.

At the end of the quarter, the realized Capital Stock was R$ 13 billion. Added up to Equity Reserves of R$ 7.375 billion, the Stockholders’ Equity amounted to R$ 20.375 billion, with a growth of 23.20% compared to the same period of the previous year, corresponding to the equity amount of R$ 20.81 per stock.

It is important to point out that the Managed Stockholders’ Equity represents 9.45% of the consolidated Assets, which added up to R$ 216.391 billion, an increase of 13.12% over March/2005. Thus, the capital adequacy ratios reached 19.04% in the financial consolidated and 16.74% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in conformity with the Basel Committee. At the end of the quarter, the permanent assets to stockholders' equity ratio, compared to the Consolidated Reference Stockholders’ Equity, was 42.62% in the financial consolidated and 13.94% in the economic-financial consolidated, placed in the maximum limit of 50%.

Relatively to the provision in the Article 8 of the Circular 3,068, as of 11.8.2001, of the Central Bank of Brazil, Bradesco states it has financial capacity and intention to hold to maturity securities rated in the “securities held to maturity” category.

On March 31, global funds raised and managed by Bradesco Organization recorded a growth of 17.40% compared to the same period of the previous year, totaling R$ 324.920 billion, distributed as follows:

  R$ 98.519 billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

  R$ 131.280 billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, 25.32% higher than March/2005;
  R$ 46.815 billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities and Subordinated Debt in the Country;
  R$ 42.555 billion recorded in Technical Provisions for Insurance, Supplementary Private Pension Plans and Savings Bonds, with an increase of 20.46% when compared to the previous year;
  R$ 5.751 billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows.

The balance of loan operations added up to R$ 84.426 billion at the end of the period, including in this amount:

  R$ 5.443 billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$ 4.693 billion of Export Financing;
  US$ 467.305 million of operations in Import Financing in Foreign Currencies;
  R$ 2.740 billion in Leasing;
  R$ 6.651 billion in businesses in the Rural Area;
  R$ 29.568 billion in Consumer Financing;
  R$ 8.136 billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

For activities of Real State Loan, the Organization destined in the quarter funds in the amount of R$ 462.225 million for house construction and acquisition, corresponding to 3,217 properties.

In the Capital Markets Area, in support to the capitalization of companies, Bradesco intermediated the public placement of stocks and debentures, and also took part in structured operations, pointing out Credit Right Funds, which, in the period, added up to R$ 4.784 billion, corresponding to 32.25% of the total volume of issuances of stocks, debentures, promissory notes and FIDCs registered at the CVM –Brazilian Securities and Exchange Commission. Bradesco also assisted special operations, comprising mergers and acquisitions, Project Finance and corporate and financial restructurings.

Grupo Bradesco de Seguros e Previdência, with a strong operation in the Insurance, Supplementary Pension Plans and Savings Bonds areas, recorded on March 31 a Net Income of R$ 461.021 million and a Stockholders’ Equity of R$ 6.276 billion. The net premiums issued reached R$ 4.397 billion, with a growth of 21.60% compared to the same period of the previous year.

Bradesco Organization Network, made available for clients and users, at the end of the quarter was comprised of 13,562 branches with 23,232 machines of the Bradesco Dia & Noite Self-Service Network, 21,796 of them working even on the weekends and holidays. In addition, there were 2,769 machines of Banco 24Horas (24-hour Bank) made available for Bradesco Clients for withdrawal operations, issuance of statements and balance consultation.

2,999	Branches in the Country (2,928 Bradesco, 70 Banco BEC and 1 Banco Finasa);

3	Branches Overseas, 1 in New York (Bradesco), 1 in Grand Cayman (Bradesco) and 1 in Nassau, in Bahamas (Boavista);

5
Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,502	Banco Postal Branches;

2,499	Corporate Site Branches (2,447 Bradesco and 52 Banco BEC);

Outplaced Terminals of Bradesco Dia & Noite Self-Service Network;
2,294

260
Branches of Finasa Promotora de Vendas, a company present in 17,718 car dealers and 23,347 stores trading furniture and home décor, tourism, autoparts, information technology programs and equipment, home building material, clothing and footwear, among others.

In compliance with the Instruction 381, of the Brazilian Securities and Exchange Commission, it is worth pointing out that, in the quarter, Bradesco Organization neither contracted nor had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit in levels higher than 5% of the total costs thereto. The policy adopted observes the principles that preserve the Auditor’s independence, pursuant to internationally accepted criteria, i.e., the auditor must neither audit his/her own work nor carry out management duties in his/her client or promote his/her interests. In the social area, the Organization continues with its important work by means of the educational and assistance program developed by Fundação Bradesco, which maintains 40 Schools set up mainly in regions with social-economic needs, in all Brazilian States and in the Federal District. The program provides more than 108 thousand students with totally free education, including education courses targeted at youngsters and adults and initial and continued education of workers. Out of these, more than 50 thousand students of the elementary, middle and high schools and technical professional courses receive, also on a free basis, food, uniform, school supply and medical and dental assistance.

In the Human Resources Area, the focus continues on the professional qualification and development of the staff, by means of an intense training program, with more and more positive results in the improvement of assistance and in the efficiency of services provided. The assistance benefits, which try to ensure welfare, the improvement in the quality of life and safety of employees and their dependents, comprised, at the end of the quarter, 172,856 lives.

The performance and the results achieved ensure our commitment to offer always the best. In this sense, the support and trust of our stockholders and clients and the dedicated work of our employees and other collaborators were really important. We thank you all.

Cidade de Deus, May 5, 2006

Board of Directors
and Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2006	2005

	March 31	December 31	March 31

Current assets	164,978,265	157,441,469	146,236,411
Funds available (note 6a)	3,012,703	3,363,041	3,057,512
Interbank investments (notes 3b and 7)	23,347,982	24,531,483	20,908,886
Open market investments	15,550,118	19,615,744	15,901,400
Interbank deposits	7,797,865	4,916,051	5,012,330
Allowance for losses	(1)	(312)	(4,844)
Marketable securities and derivative financial instruments (notes 3c, 3d, 8 and 32b)	54,842,521	49,687,290	51,253,373
Own portfolio	52,194,097	47,808,982	42,800,787
Subject to repurchase agreements	47,360	75,692	1,927,787
Derivative financial instruments	1,517,457	426,658	1,505,599
Restricted deposits – Brazilian Central Bank	313,897	667,735	3,446,970
Privatization currencies	1	1	–
Subject to collateral provided	766,632	708,222	1,572,230
Securities purpose of unrestricted purchase and sale commitments	3,095	–	–
Interbank accounts	16,547,833	16,536,263	16,037,959
Unsettled receipts and payments	325,459	39,093	309,455
Restricted credits: (note 9)
– Restricted deposits – Brazilian Central Bank	16,173,653	16,444,866	15,675,737
– National Treasury – rural funding	578	578	578
– SFH	9,821	10,187	28,944
Correspondent banks	38,322	41,539	23,245
Interdepartmental accounts	325,342	172,831	127,028
Internal transfer of funds	325,342	172,831	127,028
Loan Operations (notes 3e, 10 and 32b)	47,711,270	45,702,437	36,804,996
Loan operations:
– Public sector	253,121	205,302	384,792
– Private sector	51,077,791	48,826,756	39,268,756
Allowance for doubtful accounts (notes 3e, 10f, 10g and 10h)	(3,619,642)	(3,329,621)	(2,848,552)
Leasing operations (notes 2, 3e, 10 and 32b)	1,328,297	1,247,560	1,011,554
Leasing receivables:
– Public sector	28,566	13,217	–
– Private sector	2,634,856	2,498,772	1,958,982
Leasing receivables	(1,279,854)	(1,212,355)	(906,734)
Provision for leasing losses (notes 3e, 10f, 10g and 10h)	(55,271)	(52,074)	(40,694)
Other receivables	16,704,810	15,122,737	16,079,641
Receivables on guarantees honored (note 10a-2)	10	–	440
Foreign exchange portfolio (note 11a)	8,999,580	6,937,144	8,616,396
Receivables	237,884	181,369	223,836
Negotiation and intermediation of securities	366,589	1,082,467	1,211,261
Insurance premiums receivable	1,088,376	1,073,002	986,845
Sundry (note 11b)	6,146,636	5,990,720	5,183,984
Allowance for other doubtful accounts (notes 3e, 10f, 10g and 10h)	(134,265)	(141,965)	(143,121)
Other assets (note 12)	1,157,507	1,077,827	955,462
Other assets	366,013	359,082	462,790
Provision for mark-to-market adjustments	(178,814)	(179,394)	(225,989)
Prepaid expenses (note 3g)	970,308	898,139	718,661
Long-term receivables	46,605,063	46,883,596	40,350,570
Interbank investments (notes 3b and 7)	411,353	474,675	704,152
Interbank deposits	411,353	474,675	708,011
Allowance for losses	–	–	(3,859)

Assets	2006	2005

	March 31	December 31	March 31

Securities and derivative financial instruments (notes 3c, 3d, 8 and 32b)	13,826,609	14,763,518	13,588,148
Own portfolio	10,340,488	11,515,876	10,417,603
Subject to repurchase agreements	629,164	975,973	2,115,062
Derivative financial instruments	82,900	47,830	79,085
Restricted deposits – Brazilian Central Bank	1,522,512	1,838,437	505,173
Privatization currencies	58,752	98,141	91,765
Subject to collateral provided	1,084,083	287,261	379,460
Securities purpose of unrestricted purchase and sale commitments	108,710	–	–
Interbank accounts	388,433	385,902	228,256
Restricted credits: (note 9)
– SFH	388,433	385,902	228,256
Loan Operations (notes 3e, 10 and 32b)	22,966,106	22,626,365	17,402,764
Loan operations :
– Public sector	804,360	616,428	183,483
– Private sector	23,597,543	23,378,874	18,430,304
Allowance for doubtful accounts (notes 3e, 10f, 10g and 10h)	(1,435,797)	(1,368,937)	(1,211,023)
Leasing operations (notes 2, 3e, 10 e 32b)	1,296,062	1,163,739	674,296
Leasing receivables:
– Public sector	87,275	53,020	–
– Private sector	2,633,473	2,397,945	1,542,891
Unearned income from leasing	(1,364,471)	(1,232,241)	(821,377)
Allowance for leasing losses (notes 3e, 10f, 10g and 10h)	(60,215)	(54,985)	(47,218)
Other assets	7,203,025	6,983,276	7,357,429
Receivables	2,341	1,646	6,054
Insurance premiums receivable	38,920	41,730	–
Sundry (note 11b)	7,171,798	6,950,967	7,362,133
Allowance for other doubtful accounts (notes 3e, 10f, 10g and 10h)	(10,034)	(11,067)	(10,758)
Other assets (note 12)	513,475	486,121	395,525
Other assets	8,370	8,606	14,888
Provision for mark-to-market adjustments	(1,547)	(1,547)	(4,563)
Prepaid expenses (note 3g)	506,652	479,062	385,200
Permanent assets	4,808,022	4,357,865	4,711,926
Investments (notes 3h, 13 and 32b)	922,327	984,970	1,108,638
Ownership in affiliated and subsidiary companies:
– Local	402,443	438,819	461,658
Other investments	885,596	895,836	1,014,864
Allowance for losses	(365,712)	(349,685)	(367,884)
Property, plant and equipment in use (notes 3i and 14)	1,992,733	1,985,571	2,160,519
Buildings in use	1,127,496	1,115,987	1,297,623
Other property, plant and equipment	3,626,524	3,644,874	3,599,124
Accumulated depreciation	(2,761,287)	(2,775,290)	(2,736,228)
Leased assets (note 14)	11,094	9,323	15,133
Leased assets	26,313	23,161	47,600
Accumulated depreciation	(15,219)	(13,838)	(32,467)
Deferred charges (notes 2, 3j and 15)	1,881,868	1,378,001	1,427,636
Organization and expansion costs	1,371,218	1,315,881	1,185,260
Accumulated amortization	(816,550)	(785,364)	(703,867)
Goodwill on acquisition of subsidiaries, net of amortization (note 15a)	1,327,200	847,484	946,243
Total	216,391,350	208,682,930	191,298,907

The Notes are an integral part of the Financial Statements.

Liabilities	2006	2005

	March 31	December 31	March 31

Current liabilities	124,335,003	124,738,113	123,267,490
Deposits (notes 3k and 16a)	51,900,775	54,566,799	53,033,292
Demand deposits	16,240,015	15,955,512	14,923,743
Savings deposits	25,560,295	26,201,463	24,447,649
Interbank deposits	128,014	145,690	17,054
Time deposits (note 32b)	9,714,205	11,997,813	13,468,621
Other deposits	258,246	266,321	176,225
Funds obtained in the open market (notes 3k and 16b)	12,926,466	14,708,546	19,854,782
Own portfolio	1,795,532	2,760,614	5,372,750
Third-party portfolio	11,030,935	11,947,932	14,482,032
Unrestricted portfolio	99,999	–	–
Issuance of securities (notes 16c and 32b)	1,839,053	1,406,972	1,878,451
Mortgage notes	843,013	847,223	724,947
Debentures	181,065	72,799	–
Securities issued abroad	814,975	486,950	1,153,504
Interbank accounts	157,194	139,193	127,246
Correspondent banks	157,194	139,193	127,246
Interdepartmental accounts	1,267,803	1,900,913	1,190,566
Third-party funds in transit	1,267,803	1,900,913	1,190,566
Borrowings (notes 17a and 32b)	5,606,876	6,560,882	6,849,366
Local borrowings – official institutions	328	319	320
Local borrowings – other institutions	7	9	12,035
Borrowings abroad	5,606,541	6,560,554	6,837,011
Local onlendings – official institutions (notes 17b and 32b)	3,860,397	3,412,767	2,696,914
National Treasury	14,402	52,318	31,500
BNDES	1,928,559	1,369,947	1,002,564
CEF	9,162	8,627	5,297
FINAME	1,907,573	1,981,394	1,656,673
Other institutions	701	481	880
Foreign onlendings (notes 17b and 32b)	374	183	44,050
Foreign onlendings	374	183	44,050
Derivative financial instruments (notes 3d and 32)	1,126,052	232,714	1,483,417
Derivative financial instruments	1,126,052	232,714	1,483,417
Technical provisions for insurance, private pension plans and savings bonds (notes 3l and 21)	30,730,349	29,751,941	23,750,522
Other liabilities	14,919,664	12,057,203	12,358,884
Collection of taxes and other contributions	1,516,773	156,039	1,214,684
Foreign exchange portfolio (note 11a)	3,878,459	2,206,952	3,627,057
Social and statutory payables	1,713,847	1,254,651	403,878
Fiscal and pension plans (note 20a)	1,508,770	1,386,430	797,207
Negotiation and intermediation of securities	404,945	893,957	1,164,752
Financial and Development Funds	1,768	–	–
Subordinated debts (notes 19 and 32b)	117,125	69,472	134,499
Sundry (note 20b)	5,777,977	6,089,702	5,016,807
Long-term liabilities	71,529,055	64,425,352	51,397,456
Deposits (notes 3k and 16a)	22,581,722	20,838,843	18,338,611
Time deposits (note 32b)	22,581,722	20,838,843	18,338,611

Liabilities	2006	2005

	March 31	December 31	March 31

Funds obtained in the open market (notes 3k and 16b)	11,110,156	9,930,338	2,003,331
Own portfolio	11,110,156	9,930,338	2,003,331
Funds from issuance of securities (notes 16c and 32b)	4,468,206	4,796,914	3,156,806
Mortgage loans	300	285	251
Debentures	2,552,100	2,552,100	–
Liabilities of marketable securities abroad	1,915,806	2,244,529	3,156,555
Borrowings (notes 17a and 32b)	436,670	574,445	569,673
Local borrowings – official institutions	684	769	984
Local borrowings – other institutions	9	9	9
Borrowings abroad	435,977	573,667	568,680
Local onlendings – official institutions (notes 17b and 32b)	5,706,582	6,014,804	5,473,389
BNDES	2,415,061	2,868,026	2,621,481
CEF	53,916	50,961	22,485
FINAME	3,235,685	3,093,838	2,826,883
Other institutions	1,920	1,979	2,540
Derivative financial instruments (notes 3d and 32)	2,361	5,759	2,015
Derivative financial instruments	2,361	5,759	2,015
Technical provisions for insurance, private pension plans and savings bonds (notes 3l and 21)	11,824,824	11,110,614	11,577,837
Other liabilities	15,398,534	11,153,635	10,275,794
Fiscal and pension plans (note 20a)	4,617,358	3,654,882	3,526,306
Subordinated debts (notes 19 and 32b)	9,496,614	6,649,833	5,982,700
Sundry (note 20b)	1,284,562	848,920	766,788
Deferred income	79,863	52,132	43,826
Deferred income	79,863	52,132	43,826
Minority interest in subsidiary companies (note 22)	72,003	58,059	51,843
Stockholders' equity (note 23)	20,375,426	19,409,274	16,538,292
Capital:
– Local residents	11,947,791	11,914,375	9,037,382
– Foreign residents	1,052,209	1,085,625	962,618
Capital reserves	36,223	36,032	35,524
Income reserves	6,883,896	5,895,214	6,296,763
Mark-to-market adjustment– marketable securities and derivatives	490,657	507,959	235,769
Treasury Stock (notes 23e and 32b)	(35,350)	(29,931)	(29,764)
Stockholders' equity managed by parent company	20,447,429	19,467,333	16,590,135
Total	216,391,350	208,682,930	191,298,907
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Revenues from financial intermediation	9,081,254	9,940,353	8,109,264
Loan operations (note 10i)	4,517,466	5,220,326	3,709,114
Leasing operations (note 10i)	133,898	128,647	86,587
Marketable Securities (note 8f)	1,047,959	2,236,854	1,655,203
Financial result on insurance, private pension plans and savings bonds (note 8f)	1,832,569	1,748,960	1,769,232
Derivative financial instruments (note 8f)	1,085,497	(55,559)	365,161
Foreign exchange results (note 11a)	114,242	296,868	172,077
Compulsory deposits (note 9b)	349,623	364,257	351,890
Expenses from financial intermediation	4,758,769	6,281,088	4,744,831
Funding operations (note 16d)	2,536,410	3,713,534	2,809,934
Price-level restatement and interest on technical provisions for insurance,
private pension plans and savings bonds (note 16d)	1,042,648	1,050,944	939,051
Borrowings and onlendings (note 17c)	239,736	744,611	357,989
Leasing operations (note 10i)	1,533	1,439	3,260
Allowance for doubtful accounts (notes 3e, 12g and 12h)	938,442	770,560	634,597

Gross result from financial intermediation	4,322,485	3,659,265	3,364,433

Other operating income (expenses)	(1,825,013)	(1,785,723)	(1,780,622)
Fee Income (note 24)	2,040,548	2,009,563	1,661,349
Retained premiums from insurance, private pension plans and saving bonds (notes 3i and 21d)	3,458,354	4,303,785	2,795,695
Net premiums written	4,396,541	5,083,889	3,615,722
Reinsurance premiums and redeemed premiums	(938,187)	(780,104)	(820,027)
Change in technical provisions for insurance, private pension plans and saving bonds (note 3i)	(579,158)	(1,318,642)	(418,418)
Retained claims (note 3i)	(1,508,635)	(1,533,502)	(1,372,058)
Savings bonds draws and redemptions (note 3i)	(284,553)	(331,479)	(246,491)
Insurance, private pension plans and savings bonds selling expenses (note 3i)	(243,125)	(263,324)	(228,824)
Expenses with private pension plans benefits and redemptions (note 3i)	(727,341)	(593,746)	(744,750)
Personnel expenses (note 25)	(1,419,009)	(1,361,355)	(1,220,723)
Other administrative expenses (note 26)	(1,317,459)	(1,439,655)	(1,192,379)
Tax expenses (note 27)	(543,798)	(501,240)	(404,595)
Equity in the earnings of affiliated companies (note 13c)	4,694	7,281	(5,641)
Other operating income (note 28)	254,716	299,948	299,840
Other operating expenses (note 29)	(960,247)	(1,063,357)	(703,627)
Operating income	2,497,472	1,873,542	1,583,811
Non-operating income (note 30)	(31,826)	(69,388)	(5,850)
Income before taxes on profit and interest	2,465,646	1,804,154	1,577,961
Income tax and social contribution (notes 34a and 34b)	(930,108)	(336,772)	(372,813)
Minority interest in subsidiaries	(5,279)	(4,829)	277
Net income	1,530,259	1,462,553	1,205,425
The Notes are an integral part of the Financial Statements.

Statement of Changes in Stockholder’s Equity – R $ thousand	(A free translation from the original in Portuguese)

Events	Paid-Up Capital		Capital Reserves		Income Reserves		Mark-To-Market Adjustment- Marketable Securities And Derivatives		Treasury Stocks	Retained Earnings	Total

	Capital Stock	Unrealized Capital	Tax Incentives From Income Tax	Others	Legal	Statutory	Own	Affiliated and Subsidiaries

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase by subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Exchange membership certificates restatements	–	–	–	421	–	–	–	–	–	–	421
Treasury stocks	–	–	–	–	–	–	–	–	(29,764)	–	(29,764)
Premium in stocks subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Mark-to-market adjustment - marketable securities and derivatives	–	–	–	–	–	–	(43,024)	(179,287)	–	–	(222,311)
Net income	–	–	–	–	–	–	–	–	–	1,205,425	1,205,425
Allocations:
– Reserves	–	–	–	–	60,271	778,923	–	–	–	(839,194)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(366,231)	(366,231)

Balances as of 3.31.2005	10,000,000	–	2,103	33,421	819,457	5,477,306	(91,037)	326,806	(29,764)	–	16,538,292

Balances as of 09.30.2005	10,000,000	–	2,103	33,781	961,762	7,010,328	(86,619)	503,257	(163,019)	–	18,261,593
Capital increase with reserves – stock bonus	3,000,000	–	–	–	–	(3,000,000)	–	–	–	–	–
Exchange membership certificates restatements	–	–	–	148	–	–	–	–	–	–	148
Treasury stocks	–	–	–	–	–	–	–	–	(62,341)	–	(62,341)
Cancellation of treasury stocks	–	–	–	–	–	(195,429)	–	–	195,429	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	15,522	75,799	–	–	91,321
Net income	–	–	–	–	–	–	–	–	–	1,462,553	1,462,553
Allocations:
– Reserves	–	–	–	–	73,128	1,045,425	–	–	–	(1,118,553)	–
– Dividends	–	–	–	–	–	–	–	–	–	(344,000)	(344,000)

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274

Exchange membership certificates restatements	–	–	–	191	–	–	–	–	–	–	191
Purchase of treasury stocks	–	–	–	–	–	–	–	–	(7,996)	–	(7,996)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(3,022)	(14,280)	–	–	(17,302)
Cancellation of treasury stocks	–	–	–	–	–	(2,577)	–	–	2,577	–	–
Net income	–	–	–	–	–	–	–	–	–	1,530,259	1,530,259
Allocations:
– Reserves	–	–	–	–	76,513	914,746	–	–	–	(991,259)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(539,000)	(539,000)

Balances as of 03.31.2006	13,000,000	–	2,103	34,120	1,111,403	5,772,493	(74,119)	564,776	(35,350)	–	20,375,426

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Financial resources were provided by:	12,954,923	11,530,077	9,909,053
Net income	1,530,259	1,462,553	1,205,425
Adjustments to net income	266,180	320,385	255,335
Depreciation and amortization	109,257	133,871	115,535
Goodwill amortization	118,673	182,536	96,114
Provision (reversal) for interbank investment losses	15,716	8,160	7,432
Equity in the earnings of affiliated companies	(4,694)	(7,281)	5,641
Other	27,228	3,099	30,613
Change in deferred income	27,731	(3,140)	(774)
Change in minority interest	13,944	4,069	(18,747)
Mark-to-market adjustment – securities available for sale	(17,302)	91,321	(222,311)
Stockholders	–	–	736,106
Capital increase through subscription	–	–	700,000
Capital increase by stock merger	–	–	11,856
Premium in stocks subscription	–	–	24,250
Third parties' funds provided by:
– Increase in liabilities sub-items	9,811,181	8,623,319	7,046,795
Deposits	–	4,310,145	2,728,576
Funds obtained in the open market	–	100,801	–
Funds from issuance of securities	103,373	42,871	–
Interbank accounts	18,001	–	–
Interdepartmental accounts	–	219,988	–
Borrowings and onlendings	–	1,321,740	–
Derivative financial instruments	889,940	–	1,311,785
Technical provisions for insurance, private pension plans and savings bonds	1,692,618	2,627,774	1,659,705
Other receivables	7,107,249	–	1,346,729
– Decrease in assets sub-items	1,247,134	850,098	749,637
Marketable securities and derivative financial instruments	1,247,134	–	727,944
Interbank accounts	–	–	20,509
Insurance premiums receivable	–	–	1,184
Other assets	–	850,098	–
– Sale (write-off) of assets and investments	33,674	165,602	127,299
Non-operating assets	28,370	59,488	30,844
Property, plant and equipment in use and leased assets	4,480	95,293	76,410
Investments	784	10,440	20,045
Sale (write-off) of deferred charges	40	381	–
– Interest on own capital and dividends received from affiliated companies	42,122	15,870	30,288
Financial resources were used for	13,305,261	10,767,003	9,490,801
Interest on own capital and dividends paid and/or declared	539,000	344,000	366,231
Stock buyback	7,996	62,341	29,764
Capital expenditures in	151,325	168,830	169,430
Non-operating assets	38,075	29,055	28,327
Property, plant and equipment in use and leased assets	108,996	128,534	66,182
Investments	4,254	11,241	74,921
Deferred charges	650,522	130,782	54,501
Increase in assets sub-items	8,845,719	7,058,392	6,892,393
Interbank investments	–	855,747	–
Marketable securities and derivative financial instruments	4,218,323	203,308	2,419,863
Interbank accounts	14,101	542,468	179,113
Interdepartmental accounts	152,511	94,190	–
Loan operations	2,348,573	4,945,367	2,316,873
Leasing operations	213,060	302,241	129,529
Other receivables	1,786,448	–	1,773,662
Insurance premiums receivable	15,374	32,655	–
Other assets	97,329	82,416	73,353
Decrease in liabilities sub-items	3,110,699	3,002,658	1,978,482
Deposits	923,145	–	–
Funds obtained in the open market	602,262	–	1,028,290
Funds from issuance of securities	–	–	22,235
Interbank accounts	–	62,512	46,821
Interdepartmental accounts	633,110	–	555,155
Borrowings and onlendings	952,182	–	325,981
Derivative financial instruments	–	804,624	–
Other receivables	–	2,135,522	–
Increase (decrease) in funds available	(350,338)	763,074	418,252

Changes in financial position	At the beginning of the period At the end of the period Increase (decrease) in funds available	3,363,041	2,599,967	2,639,260
		3,012,703	3,363,041	3,057,512
		(350,338)	763,074	418,252

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Operating activities:
Net income	1,530,259	1,462,553	1,205,425

Adjustments to reconcile net income to net funds from (used in) operating activities	1,204,622	1,090,945	889,932
Allowance for doubtful accounts	938,442	770,560	634,597
(Reversal of) allowances for losses on interbank investments, securities and investments	15,716	8,160	7,432
Depreciation and amortization	109,257	133,871	115,535
Goodwill amortization	118,673	182,536	96,114
Equity in the earnings of subsidiary companies	(4,694)	(7,281)	5,641
Others	27,228	3,099	30,613

Adjusted net income	2,734,881	2,553,498	2,095,357

Change in assets and liabilities	(2,617,547)	(6,250,765)	(3,449,067)
Decrease (increase) in interbank investments	1,247,134	(855,747)	727,944
Decrease (increase) in securities and derivative financial instruments	(3,328,383)	(1,007,932)	(1,108,078)
Decrease (increase) in interbank accounts	(267,313)	410,142	(246,351)
Decrease (increase) in interdepartmental accounts	(785,621)	125,798	(534,646)
Decrease (increase) in loan operations	(2,695,644)	(5,251,122)	(2,488,012)
Decrease (increase) in leasing operations	(221,487)	(309,903)	(113,226)
Decrease (increase) in insurance premiums receivable	(15,374)	(32,655)	1,184
Decrease (increase) in other receivables	(1,776,382)	851,979	(1,774,636)
Decrease (increase) in other assets	(97,329)	(82,416)	(73,353)
Amounts written-off against the allowance for doubtful accounts	(593,010)	(459,024)	(478,788)
Increase (decrease) in technical provisions for insurance, private pension plans and savings bonds	1,692,618	2,627,774	1,659,705
Increase (decrease) in other liabilities	4,212,815	(2,355,840)	1,202,275
Increase (decrease) in deferred income	27,731	(3,140)	(774)
Mark-to-market adjustment – securities available for sale	(17,302)	91,321	(222,311)

Net cash provided by (used in) operating activities	117,334	(3,697,267)	(1,353,710)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank	271,213	(1,015,122)	20,418
Sale of non-operating assets	28,370	59,488	30,844
Sale of investments	784	10,440	20,045
Sale of property, plant and equipment in use and leased assets	4,480	95,293	76,410
Decrease in deferred charges	40	381	–
Acquisition of non-operating assets	(38,075)	(29,055)	(28,327)
Acquisition of investments	(4,254)	(11,241)	(74,921)
Acquisition of property, plant and equipment in use and leased assets	(108,996)	(128,534)	(66,182)
Deferred charges	(650,522)	(130,782)	(54,501)
Interest on own capital / dividends received	42,122	15,870	30,288

Net cash provided by (used in) investing activities	(454,838)	(1,133,262)	(45,926)

Financing activities:
Increase (decrease) in deposits	(923,145)	4,310,145	2,728,576
Increase (decrease) in funds obtained in the open market	(602,262)	100,801	(1,028,290)
Increase (decrease) in funds from issuance of securities	103,373	42,871	(22,235)
Increase (decrease) in borrowings and onlendings	(952,182)	1,321,740	(325,981)
Subordinated debt	2,894,434	220,318	144,454
Capital increase through subscription	–	–	700,000
Premium on stock subscription	–	–	24,250
Interest on own capital/dividends paid and/or accrued	(539,000)	(344,000)	(366,231)
Stock buyback	(7,996)	(62,341)	(29,764)
Variation in minority interest	13,944	4,069	(6,891)
Net cash provided by (used in) financing activities	(12,834)	5,593,603	1,817,888

(Decrease) increase in funds available, net	(350,338)	763,074	418,252

Change in funds available, net	At the beginning of the period At the end of the period Increase (decrease) in funds available, net	3,363,041	2,599,967	2,639,260
		3,012,703	3,363,041	3,057,512
		(350,338)	763,074	418,252

The Notes are an integral part of the Financial Statements.

Consolidated Value Added Statement – In Reais thousand	(A free translation from the original in Portuguese)

	Consolidated Bradesco

	2006		2005

	1st Qtr.		4th Qtr.		1st Qtr.

	R$	%	R$	%	R$	%

Value Added Breakdown

Gross Income from Financial Intermediation	4,322,485	97.7	3,659,265	99.9	3,364,433	105.0
Fee Income	2,040,548	46.1	2,009,563	54.9	1,661,349	51.9
Other Operating Income/Expenses	(1,939,859)	(43.8)	(2,006,908)	(54.8)	(1,822,226)	(56.9)
Total Value Added	4,423,174	100.0	3,661,920	100.0	3,203,556	100.0

Value Added Distribution

Employees	1,245,980	28.2	1,186,475	32.4	1,064,895	33.3
Remuneration	677,628	15.3	671,189	18.3	615,874	19.2
Benefits	302,204	6.8	311,740	8.5	270,939	8.5
FGTS	74,312	1.7	67,877	1.9	78,556	2.5
Other Charges	191,836	4.4	135,669	3.7	99,717	3.1

Government	1,646,935	37.2	1,012,892	27.7	933,236	29.1
Tax Expenses	543,798	12.3	501,240	13.7	404,595	12.6
Income Tax and Social Contribution	930,108	21.0	336,772	9.2	372,813	11.6
INSS	173,029	3.9	174,880	4.8	155,828	4.9
Dividends and Interest on Own Capital	539,000	12.2	344,000	9.4	366,231	11.4

Profit Reinvestment	991,259	22.4	1,118,553	30.5	839,194	26.2

Total	4,423,174	100.0	3,661,920	100.0	3,203,556	100.0

The Notes are an integral part of the Financial Statements.

Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present the Notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) Operations

Banco Bradesco S.A. is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Consortium Management, Insurance, Private Pension Plan and Savings Bonds activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working on an integrated manner in the market.

On December 21, 2005 Bradesco acquired the stock control of Banco do Estado do Ceará S.A. – BEC and its subsidiary (Note 4), whose process was concluded on January 3, 2006, date of the execution of the Agreement for Purchase and Sale of Stocks and of the Special Stockholders’ Meeting which elected the new Managers.

2) Presentation of the Financial Statements

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and Abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), and Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. The exchange variation arising from transactions of subsidiaries and foreign branches was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical provisions for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the consolidation:

	Activity	Total Ownership

		2006	2005

		March 31	December 31	March 31

Financial area – local
Banco Alvorada S.A. (1) (5)	Banking	99.88%	99.88%	99.83%
Banco BEM S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco BEC S.A. (2) (5)	Banking	89.22%	–	–
Banco Boavista Interatlântico S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (5)	Banking	100.00%	100.00%	100.00%
Bradesco Consórcios Ltda. (5)	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (5)	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (5)	Brokerage	99.99%	99.99%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (5)	Assets under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda (5)	Assets under Management	50.10%	50.10%	50.10%
Companhia Brasileira de Meios de Pagamento
– VISANET (1) (3) (4) (5) (6)	Services	39.67%	39.67%	39.65%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Grand Cayman Branch (5) (7)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5) (8)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (5)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (5)	Brokerage	100.00%	100.00%	100.00%

Insurance area – private pension and savings bonds
Atlântica Capitalização S.A. (5)	Savings Bonds	100.00%	100.00%	100.00%
Áurea Seguros S.A. (3) (5) (6)	Insurance	27.50%	27.50%	27.50%
Bradesco Argentina de Seguros S.A. (9)	Insurance	99.90%	99.90%	99.77%
Bradesco Capitalização S.A. (5)	Savings Bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A. (5)	Insurance	100.00%	100.00%	100.00%
Bradesco Seguros S.A. (5)	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A. (5)	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A. (5)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (5) (6) (10)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (3) (5) (6)	Insurance	12.09%	12.09%	12.09%
Bradesco Auto/RE Companhia de Seguros (5)	Insurance	100.00%	100.00%	100.00%

Other activities
Átria Participações S.A. (5)	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda. (5)	Insurance Brokerage	99.87%	99.87%	99.82%
Cia. Securitizadora de Créditos Financeiros Rubi (5)	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (3) (5) (6) (11)	Credit Acquisition	9.08%	9.08%	9.98%
CPM Holdings Limited (3)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações S.A. (5)	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda. (1) (5)	Information Technology	99.87%	99.87%	99.82%
Serasa S.A. (3)	Services	26.36%	26.36%	26.36%
União Participações Ltda. (5)	Holding	99.99%	99.99%	99.99%
(1)	Increased interest due to the treasury stocks cancellation at Banco Alvorada S.A., in April 2005;

(2)	Company consolidated as from in January 2006 (Notes 1 and 4);

(3)	Companies consolidated on a proportional basis, in conformity with CMN Resolution 2,723 and CVM Instruction 247;

(4)	The special purpose company named Brazilian Merchant Voucher Receivables Limited is being consolidated, participant of the securitization operation of the future flow of credit card bills receivables of clients resident abroad (Note 16c);

(5)	Companies the audit services of which in 2005 were carried out by other independent auditors;

(6)	Companies the audit services of which in 2006 were carried out by other independent auditors;

(7)	The branch closed activities in September 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;

(8)	The special purpose company named as International Diversified Payment Rights Company is being consolidated, participant of the securitization operation of the future flow of payment orders received from abroad (Note 16c);

(9)	Increased interest due to acquisition of stocks of minority stockholders, in July 2005;

(10)	Subsidiary in view of equity interest of 51% in the voting capital; and

(11)	Reduced interest in view of the issuance of stocks attributed to the Company’s new stockholder, in April 2005.

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from savings bonds plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the saving bonds contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The corresponding expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as revenue there from is recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Marketable Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

From 15 to 30 days	B
From 31 to 60 days	C
From 61 to 90 days	D
From 91 to 120 days	E
From 121 to 150 days	F
From 151 to 180 days	G
More than 180 days	H

The accrual of loan operations past due up to 59 days is recorded in revenues from loan operations and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over a five-year period in memorandum accounts, no longer being recorded in balance sheet accounts.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Tax credits, income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”. Only tax credits which have already acquired tax deductibility rights are recorded on goodwill amortization.

Tax credits on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Prepaid expenses

This records investments of resources in prepayments, whose benefits or service provision will take place in subsequent years.

h) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies (when relevant) are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) are recorded at their unaudited book values, informed by the corresponding exchanges, and fiscal incentives and other investments were recorded at acquisition cost, less the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a

j) Deferred charges

These are recorded at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

Goodwill on the acquisition of investments in subsidiary companies, and shared control subsidiaries based on expected future results, is amortized at rates of 10% to 20% per annum and is presented in deferred charges.

k) Deposits and funds obtained in the open market

These are recorded at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Technical provisions relating to insurance, private pension plans and savings bonds activities

Technical provisions are calculated according to actuarial technical notes approved by SUSEP and ANS, and criteria set forth by CNSP Resolution 120/2004.

  Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro-rata-die value of the unearned premium of the period of the risk to accrue (future risk of policies in effect).

– The provision of claims incurred but nor reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred in assumed risks and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date.

The provision is monetarily restated and includes all the claims under litigation.

  Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of supplementary pension plans, disability, pension and savings funds. They are calculated according to the methodology and assumptions set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provisions is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

  Savings Bonds

– The mathematical provision for redemptions is calculated on nominal amounts of savings bonds and monetarily restated, when applicable, based on Actuarial Technical Notes approved by SUSEP.

– The provisions for redemptions are established by the values of the expired savings bonds and also by the values of the savings bonds which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Other assets and liabilities

The assets were stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

Bradesco Organization does not recognize on an accounting basis the assets contingencies, while it is not effectively ensured that these are obtained in final decision to which remedies are no longer suitable.

n) Supplementary Information to Financial Statements

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by BACEN, which have been prepared in conformity with the definition set forth in the chart of accounts for National Financial System Institutions (COSIF).

4) Information For Comparison Purposes

In 1Q06, Bradesco started consolidating in its financial statements Banco do Estado do Ceará – BEC and its subsidiary, due to the acquisition of its share control (Note 1).

a) We present the main balance sheet and the statement of income of BEC, drawn up on 3.31.2006:

R$ thousand

BEC and its subsidiary

Assets
Current and long-term assets	1,487,718
Funds available	51,714
Interbank investments	932,726
Securities and derivative financial instruments	80,116
Interbank and interdepartmental accounts	104,672
Loan operations	291,789
Other receivables and other assets	26,701
Permanent	16,219
– Investments	349
– Property, plant and equipment	15,870
Total	1,503,937

Liabilities
Current and long-term liabilities	1,407,441
Demand, time deposits and other deposits	210,413
Savings deposits	544,010
Funds obtained in the open market	125,695
Interbank and interdepartmental accounts	15,038
Borrowings and onlendings	2,146
Other liabilities	510,139
Stockholders’ equity	96,496
Total	1,503,937

R$ thousand

BEC and its subsidiary

Statement of income
Revenues from financial intermediation	87,743
Expenses from financial intermediation	(27,224)
Gross income from financial intermediation	60,519
Other operating income/expenses	(25,463)
Fee income	11,524
Personnel expenses	(14,884)
Other administrative expenses	(15,767)
Tax expenses	(4,780)
Other operating income (expenses)	(1,556)
Operating income	35,056
Non-operating income	360
Income before taxes	35,416
Income tax and social contribution	(11,885)
Net income	23,531

b) Loan operations and other receivables with loan concession features of Banco BEC on 3.31.2006:

Loan operations	302,392
Other receivables	1,700
Total	304,092
Normal course	287,640
Abnormal course	16,452
Allowance for doubtful accounts	12,303

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	144,857,806	20,463,250	51,529,909	25,721	975,303	(6,268,661)	211,583,328
Funds available	2,906,111	78,392	64,356	22,426	16,121	(74,703)	3,012,703
Interbank investments	19,817,538	5,935,494	–	–	–	(1,993,697)	23,759,335
Securities and derivative financial instruments	12,829,389	7,978,871	48,618,029	65	633,313	(1,390,537)	68,669,130
Interbank and interdepartmental accounts	17,250,004	11,604	–	–	–	–	17,261,608
Loan and leasing operations	69,211,541	6,307,367	–	–	–	(2,217,173)	73,301,735
Other receivables and other assets	22,843,223	151,522	2,847,524	3,230	325,869	(592,551)	25,578,817
Permanent assets	17,493,677	270,217	503,383	38	307,095	(13,766,388)	4,808,022
Investments	14,184,241	268,786	218,487	–	17,201	(13,766,388)	922,327
Property, plant and equipment in use and leased assets	1,618,059	1,409	245,338	38	138,983	–	2,003,827
Deferred charges	1,691,377	22	39,558	–	150,911	–	1,881,868
Total on March 31, 2006	162,351,483	20,733,467	52,033,292	25,759	1,282,398	(20,035,049)	216,391,350
Total on December 31, 2005	156,605,733	19,634,524	49,655,573	29,177	1,290,970	(18,533,047)	208,682,930
Total on March 31, 2005	142,802,472	20,813,917	41,979,958	35,821	612,471	(14,945,732)	191,298,907

Liabilities
Current and long-term liabilities	141,870,930	14,136,178	45,700,526	12,777	412,308	(6,268,661)	195,864,058
Deposits	71,225,898	5,326,362	–	–	–	(2,069,763)	74,482,497
Funds obtained in the open market	24,182,394	92,555	–	–	–	(238,327)	24,036,622
Funds from issuance of securities	5,390,694	2,317,440	–	–	–	(1,400,875)	6,307,259
Interbank and interdepartmental accounts	1,423,054	1,943	–	–	–	–	1,424,997
Borrowings and onlendings	14,762,649	2,805,527	15	–	–	(1,957,292)	15,610,899
Derivative financial instruments	1,027,549	100,864	–	–	–	–	1,128,413
Technical provisions for insurance, private pension plans and
savings bonds	–	–	42,543,511	11,662	–	–	42,555,173
Other liabilities:
– Subordinated debt	6,593,619	3,020,120	–	–	–	–	9,613,739
– Others	17,265,073	471,367	3,157,000	1,115	412,308	(602,404)	20,704,459
Deferred income	79,863	–	–	–	–	–	79,863
Stockholders’ equity/minority interest in subsidiaries	25,264	6,597,289	6,332,766	12,982	870,090	(13,766,388)	72,003
Stockholders’ equity, controlling	20,375,426	–	–	–	–	–	20,375,426
Total on March 31, 2006	162,351,483	20,733,467	52,033,292	25,759	1,282,398	(20,035,049)	216,391,350
Total on December 31, 2005	156,605,733	19,634,524	49,655,573	29,177	1,290,970	(18,533,047)	208,682,930
Total on March 31, 2005	142,802,472	20,813,917	41,979,958	35,821	612,471	(14,945,732)	191,298,907

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	6,979,692	300,915	1,832,908	213	23,278	(55,752)	9,081,254
Expenses from financial intermediation	3,576,570	195,159	1,042,649	–	(306)	(55,303)	4,758,769
Gross income from financial intermediation	3,403,122	105,756	790,259	213	23,584	(449)	4,322,485
Other operating income (expenses)	(1,744,387)	(10,775)	(93,645)	24	23,321	449	(1,825,013)
Operating income	1,658,735	94,981	696,614	237	46,905	–	2,497,472
Non-operating income	(2,345)	622	(31,317)	13	1,201	–	(31,826)
Income before taxes and minority interests	1,656,390	95,603	665,297	250	48,106	–	2,465,646
Income tax and social contribution	(709,164)	(917)	(202,355)	(85)	(17,587)	–	(930,108)
Minority interest in subsidiaries	(3,078)	–	(2,086)	–	(115)	–	(5,279)
Net income in the 1st quarter of 2006	944,148	94,686	460,856	165	30,404	–	1,530,259
Net income in the 4th quarter of 2005	834,935	204,830	372,866	1,054	48,868	–	1,462,553
Net Income in the 1st quarter of 2005	595,360	171,263	426,796	138	11,868	–	1,205,425

(1)
The “Financial” segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies;

(2)	Asset and liability and income and expense account balances are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4)	Amounts eliminated between companies from different segments as well as operations carried out in the country and abroad.

6) Funds Available

	R$ thousand

	2006	2005

	March 31	December 31	March 31

Local currency	2,846,579	3,209,867	2,507,747
Foreign currency	166,081	153,133	549,726
Investments in gold	43	41	39
Total	3,012,703	3,363,041	3,057,512

7) Interbank Investments

a) Composition and terms

	R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Funds obtained in the open market:
Own portfolio position	795,228	3,724,356	–	–	4,519,584	7,669,959	1,420,168
• Financial treasury bill	–	–	–	–	–	689,524	546,419
• National treasury notes	–	–	–	–	–	187,422	106,048
• National treasury bill	795,228	3,724,356	–	–	4,519,584	6,793,013	671,542
• Others	–	–	–	–	–	–	96,159
Third-party portfolio position	10,919,237	111,297	–	–	11,030,534	11,945,785	14,481,232
• Financial treasury bill	1,087,735	–	–	–	1,087,735	4,339,911	10,106,040
• National treasury bill	7,639,250	111,297	–	–	7,750,547	6,883,548	4,361,240
• National treasury notes	2,192,252	–	–	–	2,192,252	722,326	–
• Others	–	–	–	–	–	–	13,952
Subtotal	11,714,465	3,835,653	–	–	15,550,118	19,615,744	15,901,400

Interbank deposits:
• Interbank deposits	6,588,857	650,999	558,009	411,353	8,209,218	5,390,726	5,720,341
• Provisions for losses	(1)	–	–	–	(1)	(312)	(8,703)
Subtotal	6,588,856	650,999	558,009	411,353	8,209,217	5,390,414	5,711,638

Total on March 31, 2006	18,303,321	4,486,652	558,009	411,353	23,759,335
%	77.0	18.9	2.4	1.7	100.0
Total on December 31, 2005	19,172,746	4,776,623	582,114	474,675		25,006,158
%	76.7	19.1	2.3	1.9		100.0
Total on March 31, 2005	18,691,676	1,585,828	631,382	704,152			21,613,038
%	86.5	7.3	2.9	3.3			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Income on investments in purchase and sale commitments:
Own portfolio position	224,281	95,642	27,544
Third-party portfolio position	546,172	606,130	613,939
Subtotal	770,453	701,772	641,483
Income on interbank investments	121,242	133,595	96,370
Total (Note 8f)	891,695	835,367	737,853

8) Marketable Securities and Derivative Financial Instruments

Find below the information related to marketable securities and derivative financial instruments:

a) Summary of the consolidated classification of marketable securities by business segment and issuer;

b) Consolidated portfolio breakdown by issuer;

c) Consolidated classification by category, days to maturity and business segment:

I) Trading securities

II) Securities available for sale

III) Securities held to maturity

d) Composition of the portfolios distributed by publication items; and

e) Derivative financial instruments:

I) Amounts of instruments recorded in balance sheet and memorandum accounts;

II) Breakdown of derivative financial instruments (assets and liabilities), stated at cost and market value;

III) Futures, option, forward and swap contracts;

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts;

V) Net revenue and expense amounts;

VI) Overall amounts of the derivative financial instruments, broken down by trading place; and

f) Income on securities transactions, financial income on insurance, private pension plans and derivative financial instruments.

a) Summary of the consolidated classification of marketable securities by business segment and issuer

	R$ thousand

	2006						2005

		Insurance/	Private	Other	March		December		March
	Financial	Savings bonds	pension plans	activities	31%		31%		31%

Trading securities	7,325,135	7,289,077	33,267,180	378,270	48,259,662	74.3	42,334,992	72.3	38,267,343	68.3
– Government securities	3,697,955	4,346,008	9,090,369	313,243	17,447,575	26.8	15,847,298	27.1	21,334,672	38.1
– Corporate bonds	2,026,823	2,943,069	3,287,190	65,027	8,322,109	12.9	9,837,522	16.8	3,492,303	6.2
– Derivative financial instruments (1)	1,600,357	–	–	–	1,600,357	2.5	474,488	0.8	1,584,684	2.8
– PGBL / VGBL restricted bonds	–	–	20,889,621	–	20,889,621	32.1	16,175,684	27.6	11,855,684	21.2
Securities available for sale	9,795,870	1,598,449	1,098,210	15,386	12,507,915	19.2	11,926,959	20.3	13,256,873	23.7
– Government securities	7,161,993	868,407	15,532	–	8,045,932	12.3	8,338,195	14.2	9,421,271	16.9
– Corporate bonds	2,633,877	730,042	1,082,678	15,386	4,461,983	6.9	3,588,764	6.1	3,835,602	6.8
Securities held to maturity	1,072,979	–	3,183,950	–	4,256,929	6.5	4,307,283	7.4	4,506,108	8.0
– Government securities	1,034,211	–	3,183,950	–	4,218,161	6.4	4,263,613	7.3	4,453,393	7.9
– Corporate bonds	38,768	–	–	–	38,768	0.1	43,670	0.1	52,715	0.1
Subtotal	18,193,984	8,887,526	37,549,340	393,656	65,024,506	100.0	58,569,234	100.0	56,030,324	100.0
– Purchase and sale commitments (2)	1,473,249	1,578,252	593,123	–	3,644,624		5,881,574	–	8,811,197	–
Overall total	19,667,233	10,465,778	38,142,463	393,656	68,669,130		64,450,808	–	64,841,521	–
– Government securities	11,894,159	5,214,415	12,289,851	313,243	29,711,668	45.5	28,449,106	48.6	35,209,336	62.8
– Corporate bonds	6,299,825	3,673,111	4,369,868	80,413	14,423,217	22.4	13,944,444	23.8	8,965,304	16.0
– PGBL / VGBL restricted bonds	–	–	20,889,621	–	20,889,621	32.1	16,175,684	27.6	11,855,684	21.2
Subtotal	18,193,984	8,887,526	37,549,340	393,656	65,024,506	100.0	58,569,234	100.0	56,030,324	100.0
– Purchase and sale commitments (2)	1,473,249	1,578,252	593,123	–	3,644,624		5,881,574	–	8,811,197	–
Overall total	19,667,233	10,465,778	38,142,463	393,656	68,669,130		64,450,808		64,841,521

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2006							2005

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to market book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market

Government securities	503,048	2,615,965	2,235,657	24,356,998	29,711,668	29,395,217	316,451	28,449,106	329,016	35,209,336	(114,204)
Financial treasury bill	170,936	1,798,837	631,807	3,943,244	6,544,824	6,542,914	1,910	6,156,148	(3,751)	8,471,780	(9,327)
National treasury bill	166,443	599,762	372,036	956,751	2,094,992	2,093,319	1,673	2,556,659	495	10,087,687	(31,693)
National treasury notes	1,399	140,379	1,231,758	14,699,487	16,073,023	16,068,239	4,784	13,331,586	29,275	9,147,070	(1,230)
Brazilian foreign debt notes	86,596	38,495	–	4,585,923	4,711,014	4,392,426	318,588	6,048,678	331,348	6,930,954	(41,847)
Privatization currencies	1	–	–	171,455	171,456	181,873	(10,417)	232,680	(28,200)	250,545	(24,952)
Foreign government securities	75,645	38,492	56	56	114,249	114,303	(54)	121,260	(106)	269,173	(1,417)
Central Bank Notes	–	–	–	–	–	–	–	–	–	50,026	(3,689)
Others	2,028	–	–	82	2,110	2,143	(33)	2,095	(45)	2,101	(49)
Corporate bonds	3,635,102	1,429,424	2,319,196	7,039,495	14,423,217	13,815,984	607,233	13,944,444	541,836	8,965,304	467,917
Certificates of bank deposit	608,482	776,048	2,127,937	3,332,893	6,845,360	6,845,409	(49)	7,743,236	(3,455)	1,998,525	–
Stocks	1,555,087	–	–	–	1,555,087	1,099,880	455,207	1,443,391	486,135	1,566,542	480,226
Debentures	5,220	245,285	4,732	1,249,534	1,504,771	1,539,403	(34,632)	1,651,642	(34,358)	1,616,714	(31,449)
Foreign securities	88,932	48,909	73,495	1,706,949	1,918,285	1,859,278	59,007	1,702,735	75,729	1,567,995	24,545
Derivative financial instruments	1,132,696	316,357	68,426	82,878	1,600,357	1,454,847	145,510	474,488	46,908	1,584,684	1,217
Others	244,685	42,825	44,606	667,241	999,357	1,017,167	(17,810)	928,952	(29,123)	630,844	(6,622)
PGBL / VGBL restricted bonds	958,202	3,147,369	4,441,058	12,342,992	20,889,621	20,889,621	–	16,175,684	–	11,855,684	–
Subtotal	5,096,352	7,192,758	8,995,911	43,739,485	65,024,506	64,100,822	923,684	58,569,234	870,852	56,030,324	353,713
Purchase and sale commitments (2)	1,691,560	81,367	1,242,347	629,350	3,644,624	3,644,624	–	5,881,574	–	8,811,197	–
Overall total	6,787,912	7,274,125	10,238,258	44,368,836	68,669,131	67,745,447	923,684	64,450,808	870,852	64,841,521	353,713

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)	R$ thousand

	2006							2005

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to market book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market

– Financial	1,717,925	1,875,997	673,241	3,057,972	7,325,135	7,172,102	153,033	5,836,450	76,358	11,967,431	(25,509)
National treasury bill	63,688	1,216	87,098	41,109	193,111	191,503	1,608	578,705	466	4,725,007	(15,199)
Financial treasury bill	143,140	1,049,721	399,317	1,466,981	3,059,159	3,058,768	391	2,040,084	(2,800)	2,330,523	(6,082)
Certificates of bank deposit	85,029	117,112	77,175	609,302	888,618	888,618	–	433,621	–	719,814	–
Derivative financial instruments (1)	1,132,696	316,357	68,426	82,878	1,600,357	1,454,847	145,510	474,488	46,908	1,584,668	1,217
Debentures	–	136,699	3,905	178,697	319,301	319,301	–	390,559	2	976,491	–
Brazilian foreign debt notes	2,208	38,495	–	69,383	110,086	102,837	7,249	186,188	10,438	412,056	1,687
National treasury notes	1,399	140,379	–	79,572	221,350	224,310	(2,960)	927,164	7,809	344,777	22
Foreign securities	5,231	35,487	37,264	276,234	354,216	352,915	1,301	335,172	13,641	329,335	(5,737)
Foreign government securities	75,645	38,492	56	56	114,249	114,303	(54)	121,260	(106)	264,266	(1,417)
Stocks	44,855	–	–	–	44,855	44,867	(12)	102,915	–	142,964	–
Central Bank Notes	–	–	–	–	–	–	–	–	–	1,345	–
Others	164,034	2,039	–	253,760	419,833	419,833	–	246,294	–	136,185	–
– Insurance and savings bonds	468,668	1,134,827	1,313,979	4,371,603	7,289,077	7,289,068	9	7,304,446	11	5,750,795	8
Financial treasury bill	–	257,216	116,772	1,518,033	1,892,021	1,892,012	9	1,882,942	11	4,078,477	8
National treasury bill	96,817	584,255	255,933	482,445	1,419,450	1,419,450	–	1,322,438	–	932,971	–
Certificates of bank deposit	297,665	277,858	941,195	1,021,673	2,538,391	2,538,391	–	2,846,048	–	473,949	–
National treasury notes	–	–	–	1,034,537	1,034,537	1,034,537	–	404,882	–	–	–
Stocks	65,637	–	–	–	65,637	65,637	–	117,388	–	130,360	–
Debentures	27	15,498	79	241,383	256,987	256,987	–	568,506	–	99,946	–
Foreign securities	–	–	–	–	–	–	–	–	–	1,894	–
Central bank notes	–	–	–	–	–	–	–	–	–	5	–
Others	8,522	–	–	73,532	82,054	82,054	–	162,242	–	33,193	–

Securities (3)	R$ thousand

	2006							2005

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to market book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market

– Private pension plans	1,174,174	3,800,417	5,719,518	22,573,071	33,267,180	33,266,647	533	28,849,658	(2,408)	20,447,025	1,919
Financial treasury bill	1,413	283,679	46,845	317,821	649,758	649,176	582	1,305,235	1,049	1,177,815	1,919
National treasury notes	–	–	151,097	8,117,824	8,268,921	8,268,921	–	6,082,211	–	4,993,060	–
Certificates of bank deposit	160,649	369,360	1,070,480	1,263,228	2,863,717	2,863,766	(49)	3,952,262	(3,457)	227,755	–
National treasury bill	2	–	9,833	49,152	58,987	58,987	–	582,687	–	1,846,648	–
Stocks	46,078	–	–	–	46,078	46,078	–	43,168	–	35,552	–
Privatization currencies	–	–	–	112,703	112,703	112,703	–	134,538	–	154,335	–
Debentures	–	9	205	179,747	179,961	179,961	–	380,802	–	1,416	–
Central Bank notes	–	–	–	–	–	–	–	–	–	79	–
PGBL / VGBL restricted bonds	958,202	3,147,369	4,441,058	12,342,992	20,889,621	20,889,621	–	16,175,684	–	11,855,684	–
Others	7,830	–	–	189,604	197,434	197,434	–	193,071	–	154,681	–
– Other activities	40,779	60,162	41,163	236,166	378,270	379,017	(747)	344,438	(870)	102,092	(878)
Financial Treasury Bill	10,519	53,059	6,597	134,871	205,046	205,046	–	219,563	–	50,854	–
Certificates of bank deposit	2,167	7,017	15,325	15,521	40,030	40,030	–	42,346	–	11,433	–
National treasury bill	5,936	58	19,172	60,589	85,755	85,755	–	59,184	–	22,454	–
Derivative financial instruments (1)	–	–	–	–	–	–	–	–	–	16	–
Debentures	–	28	69	2,409	2,506	2,506	–	4,371	–	985	–
National treasury notes	–	–	–	22,442	22,442	22,442	–	217	–	–	–
Others	22,157	–	–	334	22,491	23,238	(747)	18,757	(870)	16,350	(878)
Subtotal	3,401,546	6,871,403	7,747,901	30,238,812	48,259,662	48,106,834	152,828	42,334,992	73,091	38,267,343	(24,460)
Purchase and sale commitments (2)	1,691,560	81,367	1,242,347	629,350	3,644,624	3,644,624	–	5,881,574	–	8,811,197	–
– Financial	870,058	–	603,191	–	1,473,249	1,473,249	–	1,043,842	–	1,885,628	–
– Insurance and savings bonds	821,502	81,367	260,166	415,217	1,578,252	1,578,252	–	869,632	–	700,569	–
– Private pension plans	–	–	378,990	214,133	593,123	593,123	–	3,968,100	–	6,225,000	–
Overall total	5,093,106	6,952,770	8,990,248	30,868,162	51,904,286	51,751,458	152,828	48,216,566	73,091	47,078,540	(24,460)
Derivative financial instruments (liabilities)	(1,064,310)	(5,634)	(56,108)	(2,361)	(1,128,413)	(1,128,994)	581	(238,473)	21,334	(1,485,432)	4,584

II) Securities available for sale

Securities (3)	R$ thousand

	2006							2005

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to market book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market	Mark to market book value (5) (6) (7)	Mark-to- market

– Financial	317,580	159,625	90,361	9,228,304	9,795,870	9,524,205	271,665	9,726,500	365,058	11,028,539	(158,164)
National treasury bill	–	14,233	–	323,456	337,689	337,624	65	13,645	29	2,560,607	(16,494)
Brazilian foreign debt notes	57,900	–	–	3,508,817	3,566,717	3,255,378	311,339	4,736,066	320,910	5,248,372	(43,534)
Foreign securities	78,711	10,576	28,798	1,403,198	1,521,283	1,463,577	57,706	1,319,697	62,088	1,181,482	30,282
National treasury notes	–	–	–	2,794,873	2,794,873	2,809,254	(14,381)	2,269,250	16,836	525,593	(893)
Financial Treasury Bill	–	979	–	400,872	401,851	401,282	569	394,397	(2,362)	370,216	(5,740)
Certificates of bank deposit	47,795	–	16,483	416,494	480,772	480,772	–	434,756	2	406,253	–
Debentures	5,186	93,051	474	171,749	270,460	305,032	(34,572)	3,523	(34,301)	213,561	(31,302)
Stocks	110,931	–	–	–	110,931	132,479	(21,548)	184,106	58,354	85,112	(56,049)
Privatization currencies	1	–	–	58,752	58,753	69,170	(10,417)	98,142	(28,200)	96,210	(24,952)
Central Bank notes	–	–	–	–	–	–	–	–	–	48,597	(3,689)
Others	17,056	40,786	44,606	150,093	252,541	269,637	(17,096)	272,918	(28,298)	292,536	(5,793)
– Insurance and savings bonds	726,269	158,046	73,310	640,824	1,598,449	1,314,738	283,711	1,370,538	214,114	1,053,549	215,899
Financial Treasury Bill	15,864	154,076	62,276	89,241	321,457	321,140	317	299,447	440	450,271	829
Stocks	680,446	–	–	–	680,446	419,177	261,269	512,915	209,044	489,610	215,429
Debentures	–	–	–	–	–	–	–	–	–	75	–
Certificates of bank deposit	2,845	3,970	7,016	4,633	18,464	18,464	–	16,054	–	5,344	–
Foreign securities	–	–	4,018	–	4,018	4,018	–	4,196	–	2,569	–
National treasury notes	–	–	–	546,950	546,950	524,825	22,125	510,673	4,630	100,773	(359)
Others	27,114	–	–	–	27,114	27,114	–	27,253	–	–	–
Foreign government securities	–	–	–	–	–	–	–	–	–	4,907	–
– Private pension plans	607,129	107	–	490,974	1,098,210	882,730	215,480	810,425	218,589	1,158,986	320,438
Stocks	607,122	–	–	–	607,122	391,624	215,498	482,881	218,737	682,926	320,846
Debentures	7	–	–	475,549	475,556	475,616	(60)	302,552	(59)	324,240	(147)
Financial Treasury Bill	–	107	–	15,425	15,532	15,490	42	14,480	(89)	13,624	(261)
Bank deposit certificates	–	–	–	–	–	–	–	–	–	138,196	–
Others	–	–	–	–	–	–	–	10,512	–	–	–
– Other activities	12,350	731	263	2,042	15,386	15,386	–	19,496	–	15,799	–
Certificates of bank deposit	12,332	731	263	2,042	15,368	15,368	–	18,149	–	15,781	–
Debentures	–	–	–	–	–	–	–	1,329	–	–	–
Stocks	18	–	–	–	18	18	–	18	–	18	–
Overall Total	1,663,328	318,509	163,934	10,362,144	12,507,915	11,737,059	770,856	11,926,959	797,761	13,256,873	378,173

III) Securities held to maturity

Securities	R$ thousand

	2006					2005

	March 31					December 31	March 31

					Restated	Restated	Restated
	Up to 30	From 31 to	From 181 a	More than	cost	cost	cost
	days	180 days	360 days	360 days	value	value	value
					(5) (6) (7)	(5) (6) (7)	(5) (6) (7)

– Financial	31,478	2,846	3,415	1,035,240	1,072,979	1,170,094	1,323,241
Brazilian foreign debt notes	26,488	–	–	1,007,723	1,034,211	1,126,424	1,270,526
Foreign securities	4,990	2,846	3,415	27,517	38,768	43,670	52,715
Private Pension Plans	–	–	1,080,661	2,103,289	3,183,950	3,137,189	3,182,867
National Treasury Notes	–	–	1,080,661	2,103,289	3,183,950	3,137,189	3,182,867
Overall Total (4)	31,478	2,846	1,084,076	3,138,529	4,256,929	4,307,283	4,506,108

d) Breakdown of the portfolios by publication items

	R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)

Own portfolio	5,537,584	6,321,001	10,064,426	40,611,574	62,534,585	59,324,858	53,218,390
Fixed income securities	3,982,497	6,321,001	10,064,426	40,611,574	60,979,498	57,881,467	51,651,848
• Financial treasury bill	55,823	1,181,327	552,757	3,824,014	5,613,921	5,541,892	7,933,474
• Purchase and sale commitments (2)	1,691,560	81,367	1,242,347	629,350	3,644,624	5,881,574	8,811,197
• National treasury notes	1,399	140,242	1,231,758	11,793,753	13,167,152	10,501,866	8,620,114
• Brazilian foreign debt notes	85,230	38,495	–	4,480,985	4,604,710	5,409,012	4,892,618
• Certificates of bank deposit	608,482	776,048	2,127,937	2,970,303	6,482,770	7,395,078	1,694,757
• National treasury bill	166,443	580,642	345,680	833,674	1,926,439	2,437,162	3,589,591
• Foreign securities	88,932	48,909	73,495	1,706,949	1,918,285	1,702,735	1,567,995
• Debentures	4,646	245,285	4,732	1,249,472	1,504,135	1,650,197	1,616,714
• Central Bank notes	–	–	–	–	–	–	9,488
• Foreign government securities	75,067	38,492	56	56	113,671	120,682	268,491
• Privatization currencies	–	–	–	112,703	112,703	134,538	158,780
• PGBL/VGBL restricted bonds	958,202	3,147,369	4,441,058	12,342,992	20,889,621	16,175,684	11,855,684
• Other	246,713	42,825	44,606	667,323	1,001,467	931,047	632,945

Equity securities	1,555,087	–	–	–	1,555,087	1,443,391	1,566,542
• Stocks of listed companies (technical provisions)	787,009	–	–	–	787,009	678,693	689,425
• Stocks of listed companies (other)	768,078	–	–	–	768,078	764,698	877,117

	R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)

Subject to commitments	117,632	636,767	105,406	3,562,578	4,422,383	4,651,462	10,038,447
Repurchase agreement	1,940	43,444	1,976	629,164	676,524	1,051,665	4,042,849
• National treasury bill	–	–	–	61,677	61,677	13,439	1,665,237
• Brazilian foreign debt notes	1,366	–	–	104,938	106,304	639,666	2,038,336
• Certificates of bank deposit	–	–	–	362,590	362,590	348,158	303,768
• Financial treasury bill	–	43,307	1,976	10,946	56,229	40,032	35,508
• National treasury bill	–	137	–	88,951	89,088	8,925	–
• Debentures	574	–	–	62	636	1,445	–

Central Bank	–	202,915	–	1,633,476	1,836,391	2,506,172	3,952,143
• National treasury bill	–	–	–	–	–	5,566	3,736,493
• National treasury notes	–	–	–	1,632,298	1,632,298	2,500,606	159,052
• Financial treasury bill	–	202,915	–	1,178	204,093	–	17,171
• Central Bank notes	–	–	–	–	–	–	39,427

Privatization currencies	1	–	–	58,752	58,753	98,142	91,765
Collateral provided	115,691	390,408	103,430	1,241,186	1,850,715	995,483	1,951,690
• National treasury bill	–	19,120	26,356	61,400	106,876	100,492	1,096,366
• Financial treasury bill	115,113	371,288	77,074	107,106	670,581	574,224	485,627
• National treasury notes	–	–	–	1,072,680	1,072,680	320,189	367,904
• Foreign government securities	578	–	–	–	578	578	682
• Central Bank notes	–	–	–	–	–	–	1,111

Derivative financial instruments (1)	1,132,696	316,357	68,426	82,878	1,600,357	474,488	1,584,684

Securities purpose of unrestricted purchase and sale commitments	–	–	–	111,805	111,805	–	–
• National treasury bill	–	–	–	111,805	111,805	–	–

Overall total	6,787,912	7,274,125	10,238,258	44,368,835	68,669,130	64,450,808	64,841,521
%	9.9	10.6	14.9	64.6	100.0	100.0	100.0

(1)
For comparison purposes, the criterion adopted by Central Bank of Brazil’s Circular 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2)	These refer to assets under management funds applied in purchase and sale commitments with Banco Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing the portfolio and preserving the classification of funds category;
(4)
In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of March 31, 2006;

(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)
This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$ 965,701 thousand (December 31, 2005 – R$ 793,018 thousand and March 31, 2005 – R$ 786,677 thousand); and

(7)
The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the value of respective quotas already at market value.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2006		2005

	March 31		December 31		March 31

	Overall	Net	Overall	Net	Overall	Net
	amount	amount	amount	amount	amount	amount

Futures contracts

Purchase commitments:	8,491,487		7,479,822		5,203,606
– Interbank market	686,957	–	1,919,655	–	5,203,606	–
– Foreign currency	7,736,990	831,383	5,560,167	–	–	–
– Other	67,540	67,540	–	–	–	–
Sale commitment:	34,185,634		31,344,456		26,335,740
– Interbank market	27,280,027	26,593,070	19,123,649	17,203,994	14,366,093	9,162,487
– Foreign currency	6,905,607	–	12,216,762	6,656,595	11,943,616	11,943,616
– Other	–	–	4,045	4,045	26,031	26,031

Option contracts
Purchase commitments:	355,006		198,816
– Foreign currency	355,006	–	198,816	–	–	–
Sale commitment:	507,571		219,540		1,821,287
– Foreign currency	507,571	152,565	219,540	20,724	1,821,287	1,821,287

Forward contracts
Purchase commitments:	1,280,291		888,308		893,153
– Interbank market	–	–	107,000	107,000	–
– Foreign currency	803,087	284,197	781,308	280,136	575,010	282,785
Other	477,204	–	–	–	318,143	–
Sale commitment:	997,574		501,172		1,284,076
– Foreign currency	518,890	–	501,172	–	292,225	–
– Other	478,684	1,480	–	–	991,851	673,708

Swap contracts
Asset position	21,976,679		15,848,571		8,112,819
– Interbank market	13,124,284	12,008,247	8,543,197	7,326,894	2,987,988	1,813,850
– Prefixed	354,657	–	284,668	–	484,853	–
– Foreign currency	6,713,201	–	5,173,417	–	2,972,215	–
– Reference rate – (T.R.)	789,716	784,131	794,105	788,843	690,365	689,940
– Selic	797,306	748,587	779,650	743,807	871,113	823,066
– IGP–M	53,606	–	130,837	–	64,818	–
– Other	143,909	143,379	142,697	142,014	41,467	29,928

Liability position:	21,451,968		15,580,767		7,874,276
– Interbank market	1,116,037	–	1,216,303	–	1,174,138	–
– Prefixed	738,188	383,531	661,650	376,982	736,650	251,797
– Foreign currency	19,228,632	12,515,431	13,369,393	8,195,976	5,764,239	2,792,024
– Reference rate – (T.R.)	5,585	–	5,262	–	425	–
– Selic	48,719	–	35,843	–	48,047	–
– IGP–M	314,277	260,671	291,633	160,796	139,238	74,420
– Other	530	–	683	–	11,539	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2006			2005

	March 31			December 31			March 31

		Mark-to-			Mark-to-			Mark-to-
	Restated	market	Market	Restated	market	Market	Restated	market	Market
	cost	adjustment	value	cost	adjustment	value	cost	adjustment	value
		value			value			value

Adjustment receivables – swap	495,495	146,704	642,199	317,664	45,365	363,029	273,473	2,298	275,771
Receivable forward
purchases	477,203	(25)	477,178	107,000	–	107,000	318,143	(264)	317,879
Receivable futures sales	478,684	(15)	478,669	–	–	–	991,851	(817)	991,034
Premiums on exercisable
options	3,465	(1,154)	2,311	2,916	1,543	4,459	–	–	–
Total Assets	1,454,847	145,510	1,600,357	427,580	46,908	474,488	1,583,467	1,217	1,584,684
Adjustment payables –
swap	(113,988)	(3,500)	(117,488)	(93,479)	(1,746)	(95,225)	(43,104)	5,876	(37,228)
Payable forward
purchases	(477,203)	25	(477,178)	(107,000)	–	(107,000)	(318,143)	264	(317,879)
Deliverable futures sales	(478,684)	15	(478,669)	–	–	–	(991,851)	817	(991,034)
Premiums on floated
options	(59,119)	4,041	(55,078)	(59,328)	23,080	(36,248)	(136,918)	(2,373)	(139,291)
Total Liabilities	(1,128,994)	581	(1,128,413)	(259,807)	21,334	(238,473)	(1,490,016)	4,584	(1,485,432)

III) Futures, option, forward and swap contracts

	R$ thousand

	2006					2005

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on	Total on	Total on
					March	December	March
					31	31	31

Future contracts	20,780,241	4,265,104	5,017,977	12,613,799	42,677,121	38,824,278	31,539,346
Option contracts	291,345	161,247	395,647	14,338	862,577	418,356	1,821,287
Forward contracts	1,531,843	403,069	309,321	33,632	2,277,865	1,389,480	2,177,229
Swap contracts	3,341,820	6,319,185	6,887,566	4,785,909	21,334,480	15,485,542	7,837,048
Total on March 31, 2006	25,945,249	11,148,605	12,610,511	17,447,678	67,152,043
Total on December 31,
2005	28,003,196	8,937,756	10,192,908	8,983,796		56,117,656
Total on March 31, 2005	26,847,976	2,300,265	5,781,986	8,444,683			43,374,910

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

	R$ thousand

	2006	2005

	March	December	March
	31	31	31

Government bonds
Central Bank Notes	–	–	1,111
National Treasury Notes	1,048,529	301,135	367,904
National Treasury Bills	1,179,677	1,320,615	1,033,314
Financial Treasury Bills	99,305	–	–
Total	2,327,511	1,621,750	1,402,329

V) Net revenue and expenses amounts

	R$ thousand

	2006	2005

1stQtr.

4thQtr.
			1stQtr.

Swap contracts	1,207,229	(101,766)	77,385
Forward contracts	(34,047)	10,785	(2,762)
Option contracts	(57,871)	83,243	7,332
Future contracts	(29,814)	(47,821)	283,206
Total	1,085,497	(55,559)	365,161

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2006	2005

	March	December	March
	31	31	31

CETIP (over-the-counter)	10,844,912	10,091,644	7,704,617
BM&F (floor)	56,307,131	46,026,012	35,670,293
Total	67,152,043	56,117,656	43,374,910

f) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

	R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Fixed income securities	879,090	913,295	987,941
Interbank investments (Note 7b)	891,695	835,367	737,853
Allocation of exchange variation of foreign branches and subsidiaries	(785,925)	515,217	(64,858)
Variable income securities	63,099	(27,025)	(5,733)
Subtotal	1,047,959	2,236,854	1,655,203
Financial income on insurance, private pension plans and savings bonds	1,832,569	1,748,960	1,769,232
Income from derivative financial instruments	1,085,497	(55,559)	365,161
Total	3,966,025	3,930,255	3,789,596

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2006	2005

		March 31	December 31	March 31

Compulsory deposits – demand deposits	Not remunerated	5,122,302	5,276,412	4,789,323
Compulsory deposits – savings account deposits	Saving index	5,148,462	5,157,183	4,892,733
Additional compulsory deposits	Selic rate	5,902,889	6,011,271	5,993,681
Restricted deposits – SFH	Reference rate – TR	398,254	396,089	257,200
Funds from rural loans	Reference rate – TR	578	578	578
Total		16,572,485	16,841,533	15,933,515

b) Compulsory deposits – income on restricted deposits

	R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Restricted deposits – BACEN (compulsory deposits)	341,326	355,976	344,310
Restricted deposits – SFH	8,297	8,281	7,580
Total	349,623	364,257	351,890

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity;
b) By type and risk level;
c) Maturity ranges and risk level;
d) Concentration of loan operations;
e) By economic activity sector;
f) Breakdown of loan operations and allowance for doubtful accounts;
g) Movement of the allowance for doubtful accounts;
h) Recovery and renegotiation; and
i) Income on loan and leasing operations.

a) By type and maturity

	R$ thousand

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2006		2005

							Total on March 31, (A)	% (5)	Total on December 31, (A)	% (5)	Total on March 31, (A)	% (5)

Discounted trade receivables and other loans	8,035,465	6,151,409	3,829,386	4,295,444	4,521,524	7,716,305	34,549,533	39.2	33,673,847	39.5	27,117,852	38.3
Financings	2,214,134	2,246,214	1,744,165	3,879,043	6,362,588	11,555,539	28,001,683	31.7	27,643,052	32.5	21,145,258	29.9
Rural and agribusiness loans	369,240	234,485	403,503	841,208	912,306	3,632,809	6,393,551	7.3	6,314,381	7.4	5,837,556	8.3
Subtotal	10,618,839	8,632,108	5,977,054	9,015,695	11,796,418	22,904,653	68,944,767	78.2	67,631,280	79.4	54,100,666	76.5
Leasing operations	150,100	125,686	115,587	335,951	592,665	1,302,366	2,622,355	3.0	2,427,437	2.9	1,710,238	2.4
Advances on foreign exchange contracts	1,470,200	872,771	783,067	1,415,628	819,948	–	5,361,614	6.1	4,930,239	5.8	5,213,759	7.4
Subtotal	12,239,139	9,630,565	6,875,708	10,767,274	13,209,031	24,207,019	76,928,736	87.3	74,988,956	88.1	61,024,663	86.3
Other receivables	167,546	46,185	11,805	29,219	33,600	181,911	470,266	0.5	530,199	0.6	609,163	0.9
Total loan operations on
March 31, 2006 (3)	12,406,685	9,676,750	6,887,513	10,796,493	13,242,631	24,388,930	77,399,002	87.8	75,519,155	88.7	61,633,826	87.2
Sureties and Guarantees (4)	324,944	238,862	516,465	1,139,796	996,460	7,520,061	10,736,588	12.2	9,629,856	11.3	9,084,887	12.8
Total including sureties and guarantees
on March 31, 2006	12,731,629	9,915,612	7,403,978	11,936,289	14,239,091	31,908,991	88,135,590	100.0
Overall total on December 31, 2005	12,723,405	8,350,044	7,510,895	11,528,280	13,853,598	31,182,789			85,149,011	100.0
Overall total on March 31, 2005	11,113,137	7,408,931	7,104,469	9,437,346	10,948,523	24,706,307					70,718,713	100.0

	R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2006		2005

						Total on March 31, (B)	% (5)	Total on December 31, (B)	% (5)	Total on March 31, (B)	% (5)

Discounted trade receivables and other loans	356,664	270,939	289,526	458,769	511,585	1,887,483	72.0	1,657,519	72.7	1,430,367	73.7
Financings	191,129	122,082	53,497	90,934	84,322	541,964	20.7	434,881	19.1	341,440	17.6
Rural and agribusiness loans	9,962	4,310	2,240	11,002	33,189	60,703	2.3	54,677	2.4	47,398	2.4
Subtotal	557,755	397,331	345,263	560,705	629,096	2,490,150	95.0	2,147,077	94.2	1,819,205	93.7
Leasing operations	6,958	5,180	1,880	2,811	2,773	19,602	0.7	13,124	0.6	12,284	0.6
Advances on foreign exchange contracts (1)	8,508	3,756	554	624	68,100	81,542	3.1	86,873	3.8	84,666	4.4
Subtotal	573,221	406,267	347,697	564,140	699,969	2,591,294	98.8	2,247,074	98.6	1,916,155	98.7
Other receivables (2)	11,729	443	493	509	17,746	30,920	1.2	30,906	1.4	24,834	1.3
Total loan operations on March 31, 2006 (3)	584,950	406,710	348,190	564,649	717,715	2,622,214	100.0
Overall total on December 31, 2005	483,066	364,249	300,529	478,414	651,722			2,277,980	100.0
Overall total on March 31, 2005	388,488	294,625	229,940	455,510	572,426					1,940,989	100.0

	R$ thousand

	Abnormal course

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2006		2005

							Total on March 31, (C)	% (5)	Total on December 31, (C)	% (5)	Total on March 31, (C)	% (5)

Discounted trade receivables and other loans	221,232	202,137	161,653	289,971	358,373	377,519	1,610,885	36.6	1,151,212	34.6	886,855	37.0
Financings	183,306	172,962	156,063	416,208	612,097	949,690	2,490,326	56.5	2,064,429	61.9	1,427,004	59.3
Rural and agribusiness loans	2,424	1,181	1,109	8,928	13,004	170,041	196,687	4.5	33,362	1.0	33,605	1.4
Subtotal	406,962	376,280	318,825	715,107	983,474	1,497,250	4,297,898	97.6	3,249,003	97.5	2,347,464	97.7
Leasing operations	4,840	4,062	3,699	11,143	20,233	53,911	97,888	2.2	77,797	2.3	51,240	2.1
Advances on foreign exchange contracts (1)									–	–	–	–
Subtotal	411,802	380,342	322,524	726,250	1,003,707	1,551,161	4,395,786	99.8	3,326,800	99.8	2,398,704	99.8
Other receivables (2)	4,980	265	212	542	507	2,841	9,347	0.2	6,459	0.2	5,970	0.2
Total loan operations (3)	416,782	380,607	322,736	726,792	1,004,214	1,554,002	4,405,133	100.0	3,333,259	100.0	2,404,674	100.0
Sureties and Guarantees (4)									–	–	–	–
Overall total on March 31, 2006	416,782	380,607	322,736	726,792	1,004,214	1,554,002	4,405,133	100.0
Overall total on December 31, 2005	291,765	266,355	245,858	585,276	793,070	1,150,935			3,333,259	100.0
Overall total on March 31, 2005	221,178	186,388	156,731	413,654	553,650	873,073					2,404,674	100.0

	R$ thousand

	Overall total

	2006		2005

	Total on March 31 (A+B+C)	% (5)	Total on December 31 (A+B+C)	% (5)	Total on March 31 (A+B+C)	% (5)

Discounted trade receivables and other loans	38,047,901	40.0	36,482,578	40.2	29,435,074	39.2
Financings	31,033,973	32.6	30,142,362	33.2	22,913,702	30.5
Rural and agribusiness loans	6,650,941	7.0	6,402,420	7.1	5,918,559	7.9
Subtotal	75,732,815	79.6	73,027,360	80.5	58,267,335	77.6
Leasing operations	2,739,845	2.9	2,518,358	2.8	1,773,762	2.4
Advances on foreign exchange contracts (1)	5,443,156	5.7	5,017,112	5.5	5,298,425	7.1
Subtotal	83,915,816	88.2	80,562,830	88.8	65,339,522	87.1
Other receivables (2)	510,533	0.5	567,564	0.6	639,967	0.8
Total loan operations	84,426,349	88.7	81,130,394	89.4	65,979,489	87.9
Sureties and Guarantees (4)	10,736,588	11.3	9,629,856	10.6	9,084,887	12.1
Overall total on March 31, 2006	95,162,937	100.0
Overall total on December 31, 2005			90,760,250	100.0
Overall total on March 31, 2005					75,064,376	100.0
1) Advances on foreign exchange contracts are recorded as a reduction of the “Other liabilities” account;
(2) “Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 1,906,050 thousand (December 31, 2005 – R$ 1,743,064 thousand and March 31, 2005 – R$ 1,436,610 thousand). Other receivables relating to credit cards in the amount of R$ 2,655,091 thousand (December 31, 2005 – R$ 2,847,097 thousand and March 31, 2005 – R$ 1,697,355 thousand), are presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$ 2,924,613 thousand referred to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5) Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loans Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2006		2005

										Total on		Total on		Total on
										March	%	December	%	March	%
										31		31		31

Discounted trade
receivables and other
loans	6,519,645	19,730,823	2,611,647	5,341,988	1,006,477	395,428	349,264	287,414	1,805,215	38,047,901	45.1	36,482,578	45.0	29,435,074	44.6
Financings	4,112,020	16,843,011	2,923,182	5,877,020	397,768	164,413	151,837	92,340	472,382	31,033,973	36.8	30,142,362	37.1	22,913,702	34.7
Rural and agribusiness
loans	281,964	2,665,759	869,813	2,110,135	352,154	50,432	73,346	169,654	77,684	6,650,941	7.9	6,402,420	7.9	5,918,559	9.0
Subtotal	10,913,629	39,239,593	6,404,642	13,329,143	1,756,399	610,273	574,447	549,408	2,355,281	75,732,815	89.8	73,027,360	90,0	58,267,335	88.3
Leasing operations	181,607	734,613	481,962	1,209,401	47,815	12,195	23,272	6,987	41,993	2,739,845	3.2	2,518,358	3,1	1,773,762	2.7
Advances on foreign
exchange contracts	3,698,932	776,862	564,993	316,277	15,638	971	873	–	68,610	5,443,156	6.4	5,017,112	6,2	5,298,425	8.0
Subtotal	14,794,168	40,751,068	7,451,597	14,854,821	1,819,852	623,439	598,592	556,395	2,465,884	83,915,816	99.4	80,562,830	99,3	65,339,522	99.0
Other receivables	97,364	160,356	88,902	126,532	7,388	501	256	361	28,873	510,533	0.6	567,564	0,7	639,967	1.0
Total loan operations
on March 31,
2006	14,891,532	40,911,424	7,540,499	14,981,353	1,827,240	623,940	598,848	556,756	2,494,757	84,426,349	100.0
%	17.6	48.5	8.9	17.7	2.2	0.7	0.7	0.7	3.0	100.0
Total loan operations
on December 31,
2005	15,076,434	39,226,453	6,815,101	14,529,208	1,578,039	557,849	561,156	489,515	2,296,639			81,130,394	100.0
%	18.6	48.3	8.4	17.9	2.0	0.7	0.7	0.6	2.8			100.0
Total loan operations
on March 31,
2005	15,049,038	29,156,913	5,281,509	11,570,183	1,524,578	382,851	555,716	620,758	1,837,943					65,979,489	100.0
%	22.8	44.2	8.0	17.5	2.3	0.6	0.8	1.0	2.8					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk Level

	Abnormal Course Operations

										2006		2005

	AA	A	B	C	D	E	F	G	H	Total on March 31%		Total on December 31%		Total on March 31%

Installments Falling Due	–	–	1,214,209	1,285,762	504,144	281,041	233,931	222,726	663,320	4,405,133	100.0	3,333,259	100.0	2,404,674	100.0
01 to 30	–	–	121,038	140,575	46,688	21,831	17,404	12,941	56,305	416,782	9.5	291,765	8.7	221,178	9.2
31 to 60	–	–	107,514	118,100	42,557	21,801	18,109	15,176	57,350	380,607	8.6	266,355	8.0	186,388	7.8
61 to 90	–	–	99,223	95,977	37,206	18,170	14,848	10,468	46,844	322,736	7.3	245,858	7.4	156,731	6.5
91 to 180	–	–	214,424	207,020	81,183	43,534	37,748	26,311	116,572	726,792	16.5	585,276	17.6	413,654	17.2
181 to 365	–	–	279,591	299,730	109,583	58,849	56,867	34,916	164,678	1,004,214	22.8	793,070	23.8	553,650	23.0
Over 365	–	–	392,419	424,360	186,927	116,856	88,955	122,914	221,571	1,554,002	35.3	1,150,935	34.5	873,073	36.3

Past Due Installments	–	–	179,057	342,612	266,852	195,273	200,881	179,840	1,257,699	2,622,214	100.0	2,277,980	100.0	1,940,989	100.0
01 to 14	–	–	6,206	61,383	33,486	17,263	8,803	5,910	26,667	159,718	6.1	–	–	–	–
15 to 30	–	–	160,192	116,590	55,412	18,565	14,920	9,703	49,850	425,232	16.2	483,066	21.2	388,488	20.0
31 to 60	–	–	6,212	159,672	81,533	42,235	26,661	16,445	73,952	406,710	15.5	364,249	16.0	294,625	15.2
61 to 90	–	–	–	1,632	93,119	58,598	48,485	26,971	119,385	348,190	13.3	300,529	13.2	229,940	11.8
91 to 180	–	–	–	581	2,355	57,302	100,357	119,458	284,596	564,649	21.6	478,414	21.0	455,510	23.5
181 to 365	–	–	6,447	2,754	947	1,310	1,655	1,353	550,477	564,943	21.5	512,997	22.5	450,580	23.2
Over 365	–	–	–	–	–	–	–	–	152,772	152,772	5.8	138,725	6.1	121,846	6.3
Subtotal	–	–	1,393,266	1,628,374	770,996	476,314	434,812	402,566	1,921,019	7,027,347		5,611,239		4,345,663
Specific provision	–	–	13,931	48,851	77,100	142,894	217,406	281,796	1,921,019	2,702,997		2,287,589		1,867,628

s

	R$ thousand

	Risk Level

	Normal Course Operations

										2006		2005

	AA	A	B	C	D	E	F	G	H	Total on March 31%		Total on December 31%		Total on March 31%

Installments Falling Due	14,891,532	40,911,424	6,147,233	13,352,979	1,056,244	147,626	164,036	154,190	573,738	77,399,002	100.0	75,519,155	100.0	61,633,826	100.0
01 to 30	2,546,805	7,208,478	699,800	1,750,798	97,575	17,753	12,302	7,503	65,671	12,406,685	16.0	12,486,336	16.5	10,563,508	17.1
31 to 60	2,177,460	5,293,242	593,892	1,475,535	61,017	11,792	10,452	5,224	48,136	9,676,750	12.5	8,187,388	10.9	6,976,104	11.3
61 to 90	1,215,330	3,729,706	534,580	1,290,194	61,704	9,497	6,461	4,120	35,921	6,887,513	8.9	6,821,066	9.0	6,661,673	10.8
91 to 180	2,066,947	5,621,818	1,129,045	1,771,349	92,911	19,184	12,982	8,712	73,545	10,796,493	14.0	11,148,507	14.8	8,977,508	14.6
181 to 365	2,749,927	7,092,518	897,648	2,198,396	141,243	28,003	22,035	12,057	100,804	13,242,631	17.1	12,648,515	16.7	9,773,931	15.9
Over 365	4,135,063	11,965,662	2,292,268	4,866,707	601,794	61,397	99,804	116,574	249,661	24,388,930	31.5	24,227,343	32.1	18,681,102	30.3
Generic Provision	–	204,558	61,472	400,580	105,624	44,288	82,018	107,933	573,738	1,580,211		1,657,570		1,495,770
Overall total on March 31, 2006	14,891,532	40,911,424	7,540,499	14,981,353	1,827,240	623,940	598,848	556,756	2,494,757	84,426,349
Existing provision	–	205,795	98,421	808,667	482,342	304,110	403,045	518,088	2,494,757	5,315,225
Minimum required
provision	–	204,558	75,403	449,431	182,724	187,182	299,424	389,729	2,494,757	4,283,208
Exceeding provision	–	1,237	23,018	359,236	299,618	116,928	103,621	128,359	–	1,032,017
Overall total on
December 31, 2005	15,076,434	39,226,453	6,815,101	14,529,208	1,578,039	557,849	561,156	489,515	2,296,639			81,130,394
Existing provision	–	196,807	89,277	864,167	407,097	272,482	376,515	455,665	2,296,639			4,958,649
Minimum required
provision	–	196,101	68,148	435,875	157,804	167,355	280,577	342,660	2,296,639			3,945,159
Exceeding provision	–	706	21,129	428,292	249,293	105,127	95,938	113,005	–			1,013,490
Overall total on March
31, 2005	15,049,038	29,156,913	5,281,509	11,570,183	1,524,578	382,851	555,716	620,758	1,837,943					65,979,489
Existing provision	–	146,253	71,121	785,277	346,575	171,103	355,714	587,380	1,837,943					4,301,366
Minimum required
provisions	–	145,835	52,814	347,104	152,458	114,855	277,858	434,531	1,837,943					3,363,398
Exceeding provision	–	418	18,307	438,173	194,117	56,248	77,856	152,849	–					937,968

d) Concentration of loan operations

	R$ thousand

	2006		2005

	March 31%		December 31%		Marcha 31%

Largest borrower	1,050,791	1.2	921,735	1.1	906,583	1.4
10 largest borrowers	6,217,572	7.4	5,762,250	7.1	5,635,233	8.5
20 largest borrowers	9,256,576	11.0	8,668,385	10.7	8,316,578	12.6
50 largest borrowers	14,493,475	17.2	13,904,433	17.1	13,077,505	19.8
100 largest borrowers	19,122,106	22.6	18,187,234	22.4	16,784,397	25.4

e) By economic activity sector

	R$ thousand

	2006		2005

	March 31%		December 31%		Marcha 31%

Public Sector	1,089,062	1.2	890,944	1.1	571,067	0.9
Federal Government	443,939	0.4	421,545	0.5	299,513	0.5
Petrochemical	266,099	0.3	272,519	0.4	153,656	0.3
Production and distribution of electric power	61,999	–	82,789	0.1	145,857	0.2
Financial intermediary	115,841	0.1	66,237	–	–	–
State Government	641,797	0.8	466,014	0.6	268,060	0.4
Production and distribution of electric power	641,797	0.8	466,014	0.6	268,060	0.4
Municipal Government	3,326	–	3,385	–	3,494	–
Direct administration	3,326	–	3,385	–	3,494	–
Private sector	83,337,287	98.8	80,239,450	98.9	65,408,422	99.1
Manufacturing	19,313,238	23.0	20,395,785	25.1	18,336,779	27.8
Food and beverage	5,041,722	6.0	5,309,376	6.5	4,153,028	6.3
Steel, metallurgical and mechanical	2,922,526	3.5	2,937,134	3.6	3,110,147	4.7
Chemical	2,087,357	2.5	2,129,672	2.6	1,682,840	2.6
Light and heavy vehicles	1,654,941	2.0	2,077,310	2.6	2,023,037	3.1
Pulp and paper	910,625	1.1	915,768	1.1	851,153	1.3
Textiles and clothing	900,352	1.1	940,772	1.2	806,391	1.2
Rubber and plastic articles	870,081	1.0	914,259	1.1	800,781	1.2
Extraction of metallic and
non-metallic ores	773,599	0.9	834,392	1.0	771,300	1.2
Electric and electronic products	705,121	0.8	979,157	1.2	650,880	1.0
Furniture and wood products	627,527	0.7	649,510	0.8	576,644	0.9
Automotive parts and accessories	550,147	0.7	509,507	0.6	436,856	0.7
Publishing, printing and reproduction	473,990	0.6	525,202	0.7	495,389	0.7
Non-metallic materials	431,468	0.5	398,589	0.5	345,863	0.5
Leather articles	359,291	0.4	399,003	0.5	338,638	0.5
Oil refining and production of alcohol	309,192	0.4	308,967	0.4	534,589	0.8
Other industries	695,299	0.8	567,167	0.7	759,243	1.1
Commerce	12,648,947	15.0	12,077,594	14.9	10,198,218	15.4
Products in specialty stores	3,164,610	3.7	3,285,581	4.1	2,820,698	4.2
Food products, beverage and tobacco	1,454,688	1.7	1,469,437	1.8	1,055,965	1.6
Wholesale of goods in general	1,077,256	1.3	854,953	1.1	783,194	1.2
Non-specialized retailer	1,036,374	1.2	744,886	0.9	760,811	1.1
Grooming articles	850,104	1.0	884,709	1.1	792,581	1.2
Residues and scrap	836,592	1.0	837,332	1.0	609,040	0.9
Self-propelled vehicles	806,622	1.0	799,782	1.0	759,691	1.1
Clothing and footwear	806,359	1.0	807,949	1.0	499,928	0.8
Agricultural and farming products	639,334	0.8	517,376	0.6	365,784	0.6
Repair, parts and accessories for
self-propelled vehicles	631,203	0.7	606,536	0.8	506,724	0.8
Fuel	611,418	0.7	589,511	0.7	459,704	0.7
Trade intermediary	501,109	0.6	442,580	0.5	586,330	0.9
Other commerce	233,278	0.3	236,962	0.3	197,768	0.3

	R$ thousand

	2006		2005

	March 31%		December 31%		March 31%

Financial intermediaries	266,228	0.3	259,567	0.3	523,663	0.8
Services	14,303,358	16.9	13,192,722	16.3	11,459,125	17.4
Transport and storage	3,667,049	4.3	3,542,009	4.4	3,014,921	4.6
Civil construction	2,357,043	2.8	1,721,691	2.1	1,421,862	2.1
Real estate activities, rentals and
corporate services	2,092,982	2.5	2,001,984	2.5	1,836,531	2.8
Telecommunications	1,437,092	1.7	1,503,751	1.9	1,480,245	2.2
Production and distribution of
electric power, gas and water	1,444,492	1.7	1,196,202	1.5	970,012	1.5
Social services, education, health, defense
and social security	922,787	1.1	932,950	1.1	699,697	1.1
Clubs, leisure, cultural and sports
activities	491,508	0.6	509,485	0.6	387,866	0.6
Holding companies, legal, accounting and
business advisory services	415,266	0.5	378,154	0.5	306,678	0.5
Hotel and catering	343,829	0.4	327,796	0.4	243,697	0.4
Other services	1,131,310	1.3	1,078,700	1.3	1,097,616	1.6
Agribusiness, fishing, forestry development and management	1,087,151	1.3	1,092,775	1.4	1,168,752	1.8
Individuals	35,718,365	42.3	33,221,007	40.9	23,721,885	35.9
Total	84,426,349	100.0	81,130,394	100.0	65,979,489	100.0

 f) Breakdown of loan operations and allowance for doubtful accounts

Risk level	R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2006	2005

	Past due	Falling due	Total abnormal course				% March 31, YTD	% December 31, YTD	% March 31, YTD

AA	–	–	–	14,891,532	14,891,532	17.6	17.6	18.6	22.8
A	–	–	–	40,911,424	40,911,424	48.5	66.1	66.9	67.0
B	179,056	1,214,210	1,393,266	6,147,233	7,540,499	8.9	75.0	75.3	75.0
C	342,613	1,285,761	1,628,374	13,352,979	14,981,353	17.8	92.8	93.2	92.5
Subtotal	521,669	2,499,971	3,021,640	75,303,168	78,324,808	92.8
D	266,853	504,143	770,996	1,056,244	1,827,240	2.1	94.9	95.2	94.8
E	195,273	281,041	476,314	147,626	623,940	0.7	95.6	95.9	95.4
F	200,881	233,931	434,812	164,036	598,848	0.7	96.3	96.6	96.2
G	179,840	222,726	402,566	154,190	556,756	0.7	97.0	97.2	97.2
H	1,257,698	663,321	1,921,019	573,738	2,494,757	3.0	100.0	100.0	100.0
Subtotal	2,100,545	1,905,162	4,005,707	2,095,834	6,101,541	7.2
Total on March 31, 2006	2,622,214	4,405,133	7,027,347	77,399,002	84,426,349	100.0
%	3.1	5.2	8.3	91.7	100.0
Total on December 31, 2005	2,277,980	3,333,259	5,611,239	75,519,155	81,130,394
%	2.8	4.1	6.9	93.1	100.0
Total on March 31, 2005	1,940,989	2,404,674	4,345,663	61,633,826	65,979,489
%	2.9	3.7	6.6	93.4	100.0

Risk level	R$ thousand

	Provision

	Minimum requirement								2006	2005

	% Minimum required provision	Specific							% on March 31, (1)	% on December 31, (1)	% on March 31, (1)

				Total specific	Generic	Total	Additional	Existing
		Past due	Falling due

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	204,558	204,558	1,237	205,795	0.5	0.5	0.5
B	1.0	1,789	12,142	13,931	61,472	75,403	23,018	98,421	1.3	1.3	1.3
C	3.0	10,278	38,573	48,851	400,580	449,431	359,236	808,667	5.5	6.0	6.8
Subtotal		12,067	50,715	62,782	666,610	729,392	383,491	1,112,883	1.4	1.5	1.6
D	10.0	26,685	50,414	77,099	105,624	182,723	299,618	482,341	26.4	25.8	22.7
E	30.0	58,582	84,312	142,894	44,288	187,182	116,928	304,110	48.7	48.8	44.7
F	50.0	100,441	116,966	217,407	82,018	299,425	103,621	403,046	67.3	67.1	64.0
G	70.0	125,888	155,908	281,796	107,933	389,729	128,359	518,088	93.1	93.1	94.6
H	100.0	1,257,698	663,321	1,921,019	573,738	2,494,757	–	2,494,757	100.0	100.0	100.0
Subtotal		1,569,294	1,070,921	2,640,215	913,601	3,553,816	648,526	4,202,342	68.9	69.5	67.0
Total on March
31, 2006		1,581,361	1,121,636	2,702,997	1,580,211	4,283,208	1,032,017	5,315,225	6.3
%		29.8	21.1	50.9	29.7	80.6	19.4	100.0
Total on
December 31,
2005		1,400,981	886,608	2,287,589	1,657,570	3,945,159	1,013,490	4,958,649		6.1
%		28.3	17.9	46.2	33.4	79.6	20.4	100.0
Total on March
31, 2005		1,202,703	664,925	1,867,628	1,495,770	3,363,398	937,968	4,301,366			6.5
%		28.0	15.4	43.4	34.8	78.2	21.8	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Opening Balance	4,958,649	4,647,113	4,145,557
– Specific provision (1)	2,287,589	2,053,414	1,785,474
– Generic provision (2)	1,657,570	1,641,987	1,434,610
– Additional provision (3)	1,013,490	951,712	925,473
Amount recorded	938,442	770,560	634,597
Amount written-off	(593,010)	(459,024)	(478,788)
Balance derived from acquired institutions (4)	11,144	–	–
Closing balance	5,315,225	4,958,649	4,301,366
– Specific provision (1)	2,702,997	2,287,589	1,867,628
– Generic provision (2)	1,580,211	1,657,570	1,495,770
– Additional provision (3)	1,032,017	1,013,490	937,968

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)
The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and

(4)	Comprises Banco BEC S.A. (Notes 1 and 4).

h) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Amount recorded	938,442	770,560	634,597
Amount recovered (1)	(129,188)	(192,744)	(127,492)
Expense net of recoveries	809,254	577,816	507,105
(1) Classified in income on loan operations (Note 10i).

Movement of renegotiated credits

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Opening balance	2,020,341	1,869,288	1,714,589
– Amount renegotiated	612,663	450,346	333,432
– Amount received	(392,862)	(220,293)	(251,155)
– Amount written-off	(118,150)	(79,000)	(110,011)
Closing balance	2,121,992	2,020,341	1,686,855
Allowance for doubtful accounts	1,321,657	1,255,248	1,028,695
Percentage on portfolio	62.3%	62.1%	61.0%

i) Income on loan and leasing operations

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Discounted trade receivables and other loans	2,767,745	2,933,865	2,151,295
Financings	1,738,949	1,767,817	1,307,455
Rural and agribusiness loans	156,250	167,320	156,612
Subtotal	4,662,944	4,869,002	3,615,362
Recovery of credits written-off as loss	129,188	192,744	127,492
Allocation of exchange variation of foreign branches and subsidiaries	(274,666)	158,580	(33,740)
Subtotal	4,517,466	5,220,326	3,709,114
Leasing, net of expenses	132,365	127,208	83,327
Total	4,649,831	5,347,534	3,792,441

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Assets – other receivables
Exchange purchases pending settlement	7,332,944	5,917,638	7,044,519
Foreign exchange acceptances and term documents in foreign currencies	10,229	25,504	19,504
Exchange sale receivables	1,862,639	1,355,144	1,749,921
(-) Advances in local currency received	(264,172)	(417,904)	(243,197)
Income receivable on advances granted	57,940	56,762	45,649
Total	8,999,580	6,937,144	8,616,396
Liabilities – Other liabilities
Exchange sales pending settlement	1,848,083	1,360,794	1,734,196
Exchange purchase payables	7,458,140	5,849,124	7,171,396
(-) Advances on foreign exchange contracts	(5,443,156)	(5,017,112)	(5,298,425)
Others	15,392	14,146	19,890
Total	3,878,459	2,206,952	3,627,057
Net foreign exchange portfolio	5,121,121	4,730,192	4,989,339
Memorandum accounts
Imports loans	157,117	137,369	125,725
Confirmed exports loans	30,626	35,107	46,976

Exchange Results

Breakdown of foreign exchange transactions adjusted to improve the presentation of results

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Foreign exchange result	114,242	296,868	172,077
Adjustments:
– Income on foreign currency financing (1)	14,434	50,728	20,392
– Income on export financing (1)	10,781	16,577	1,306
– Income on foreign investments (2)	36,501	45,447	18,434
– Expenses from foreign securities (3)	–	–	(1,706)
– Expenses from payables to foreign bankers (4) (Note 17c)	(53,215)	(411,316)	(145,385)
– Others	(49,538)	75,443	(8,836)
Total adjustments	(41,037)	(223,121)	(115,795)
Adjusted foreign exchange result	73,205	73,747	56,282

(1)	Classified in the “Income on loan operations” account;
(2)	Demonstrated in the “Income on securities transactions” account;
(3)	Presented in the “Expenses from funds obtained in the open market” account; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the “Expenses for borrowings and onlendings” account.

b) Sundry

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Deferred tax credits (Note 34c)	5,538,108	5,210,628	6,235,252
Credit card operations	2,655,091	2,847,097	1,697,355
Borrowers by escrow	2,501,662	2,324,566	2,063,363
Prepaid taxes	804,229	865,604	698,095
Receivable securities and credits	527,980	506,414	514,243
Payments to be reimbursed	449,048	423,907	588,645
Sundry borrowers	454,951	362,030	398,106
Borrowers due to purchase of assets	300,891	310,255	252,885
Others	86,474	91,186	98,173
Total	13,318,434	12,941,687	12,546,117

12) Other Assets

a) Non-operating assets/Others

	R$ thousand

	Cost	Provision for losses	Residual value

			2006	2005

			March 31	December 31	March 31

Real estate	177,171	(67,510)	109,661	104,437	151,946
Goods subject to special conditions	83,468	(83,468)	–	–	–
Vehicles and similar	81,166	(23,344)	57,822	52,630	65,740
Inventories / storehouse	18,089	–	18,089	20,518	20,114
Machinery and equipment	7,705	(5,309)	2,396	2,395	2,040
Others	6,784	(730)	6,054	6,767	7,286
Total on March 31, 2006	374,383	(180,361)	194,022
Total on December 31, 2005	367,688	(180,941)		186,747
Total on March 31, 2005	477,678	(230,552)			247,126

b) Prepaid expenses

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Commission in the placement of financing	687,328	622,274	399,689
Insurance selling expenses	267,596	277,760	257,493
Exclusive partnership agreement in the rendering of banking services	264,904	247,243	200,113
Insurance expense on funding abroad	88,007	96,298	111,694
Advertising expenses	62,210	38,455	12,690
Others	106,915	95,171	122,182
Total	1,476,960	1,377,201	1,103,861

13) Investments

a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements

Investments in foreign branches and subsidiaries			R$ thousand

	Balance on 12.31.2005	Movement in the period (1)	Balance on 3.31.2006	Balance on 3.31.2005

Banco Bradesco S.A. Grand Cayman Branch	5,842,819	(331,923)	5,510,896	4,306,581
Banco Bradesco S.A. New York Branch	348,461	(18,899)	329,562	383,481
Banco Bradesco Luxembourg S.A.	318,776	(18,223)	300,553	351,357
Bradport SGPS, Sociedade Unipessoal, Lda.	294,855	(14,447)	280,408	356,711
Cidade Capital Markets Limited	75,261	(4,536)	70,725	82,498
Bradesco Securities, Inc	52,747	(4,029)	48,718	58,344
Banco Bradesco Argentina S.A.	38,946	(2,824)	36,122	44,307
Banco Boavista S.A. Nassau Branch	19,773	(1,227)	18,546	22,564
Banco Boavista S.A.Grand Cayman Branch (2)	–	–	–	219,472
Bradesco Argentina de Seguros S.A.	14,691	(1,721)	12,970	11,708
Bradesco International Health Service, Inc.	231	(17)	214	271
Total	7,006,560	(397,846)	6,608,714	5,837,294

(1)
Represented by exchange loss variation in the amount of R$ 482,822 thousand, equity accounting in the amount of R$ 94,243 thousand, mark-to-market adjustment on securities available for sale in the amount of R$ 9,267; and

(2)	Banco Boavista Interatlântico S.A. – Grand Cayman Branch closed activities in September 2005, and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies		R$ thousand

	2006	2005

	March	December	March
	31	31	31

• IRB-Brasil Resseguros S.A.	307,940	345,387	305,367
• American BankNote S.A.	38,956	38,158	31,316
• Nova Marlim Participações S.A.	20,478	20,424	23,997
• Marlim Participações S.A.	14,658	14,550	20,958
• BES Investimento do Brasil S.A. – Banco de Investimento	19,390	19,235	16,934
• CP Cimento e Participações S.A. (1)	–	–	61,943
• Others	1,021	1,065	1,143
Total in affiliated companies	402,443	438,819	461,658
– Tax incentives	325,329	325,160	366,389
– Banco Espírito Santo S.A.	268,786	282,703	353,278
– Other Investments	291,481	287,973	295,197
– Provision for:
Tax incentives	(279,107)	(283,809)	(300,262)
Other investments	(86,605)	(65,876)	(67,622)
Overall total consolidated investments	922,327	984,970	1,108,638
(1) Investment sold in April 2005.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded in the period ended 1Q06 to R$ 4,694 thousand (4Q05 to R$ 7,281 thousand and 1Q05 – (R$ 5,641) thousand).

Companies	R$ thousand

	Capital Stock	Adjusted Stockholders’ equity	No. of stocks/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (5)

			Common	Preferred			2006	2005

							1st Qtr.	4th Qtr.	1st Qtr.

IRB-Brasil Resseguros S.A. (1)	750,000	1,449,547	–	212	21.24%	–	–	3,029	(1,101)
American BankNote S.A. (4)	130,000	173,137	11,250	–	22.50%	6,329	1,424	3,047	(1,270)
Nova Marlim Participações S.A. (1)	112,613	119,251	22,100	–	17.17%	6,226	1,069	69	(1,078)
Marlim Participações S.A. (1)	104,829	123,845	10,999	21,998	11.84%	18,218	2,157	47	(987)
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	46,468	96,949	15,985	–	19.99%	775	155	1,327	716
CP Cimento e Participações S.A. (3)	–	–	–	–	–	–	–	–	(391)
UGB Participações S.A. (2)	–	–	–	–	–	–	–	–	(1,401)
Other companies							(111)	(238)	(129)
Total of non-consolidated							4,694	7,281	(5,641)

(1)	Data related to February 28, 2006;
(2)	Investment sold in February 2005;
(3)	Investment sold in April 2005;
(4)	New name of American BankNote Ltda; and
(5)
Adjustment resulting from evaluation: considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

14) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

				R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2006	2005

				March	December	March
				31	31	31

Real estate in use:
– Buildings	4%	725,481	(376,529)	348,952	352,295	341,491
– Land	–	402,015	–	402,015	401,222	484,206
Facilities, furniture and equipment in use	10%	1,895,696	(1,080,505)	815,191	807,174	848,881
Security and communications systems	10%	130,685	(81,863)	48,822	48,675	50,637
Data processing systems	20 to 50%	1,575,470	(1,208,900)	366,570	365,961	385,435
Transport systems	20%	21,253	(13,490)	7,763	7,420	8,823
Construction in progress	–	3,420	–	3,420	2,824	41,046
Subtotal		4,754,020	(2,761,287)	1,992,733	1,985,571	2,160,519
Leased Assets	–	26,313	(15,219)	11,094	9,323	15,133
Total on March 31, 2006		4,780,333	(2,776,506)	2,003,827
Total on December 31, 2005		4,784,022	(2,789,128)		1,994,894
Total on March 31, 2005		4,944,347	(2,768,695)			2,175,652

Property, plant and equipment in use of the Bradesco Organization present an unrecorded increment of R$1,066,514 thousand (December 31, 2005 – R$ 1,006,570 thousand and March 31, 2005 – R$ 778,296 thousand) based on appraisal reports prepared by independent experts in 2006, 2005 and 2004.

The fixed assets to stockholders’ equity ratio, in relation to consolidated reference stockholders’ equity, reached 13.94% (December 31, 2005 – 16.72% and March 31, 2005 – 21.13%), on the consolidated basis and 42.62% (December 31, 2005 –45.33% and March 31, 2005 – 43.85%) on the consolidated financial basis, within the maximum 50% limit.

15) Deferred Charges

a) Goodwill

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Banco BEC S.A. (1)	562,429	–	–
Banco Zogbi S.A.	159,964	174,079	216,422
Banco Alvorada S.A.	142,999	147,987	162,952
Banco BCN S.A.	122,917	152,723	235,328
Banco Mercantil de São Paulo S.A.	75,647	88,255	86,674
Morada Serviços Financeiros Ltda. (2)	62,791	66,715	–
Banco Cidade S.A.	45,459	55,200	84,424
Promovel Empreendimentos e Serviços Ltda.	37,874	41,216	51,242
Bradesco Leasing S.A. Arrendamento Mercantil	30,313	32,113	37,514
Cia. Leader de Investimento (3)	18,918	19,424	–
Banco Boavista Interatlântico S.A.	14,772	19,696	34,467
Others	53,117	50,076	37,220
Total goodwill	1,327,200	847,484	946,243

(1)	Company consolidated as from January 2006 (Notes 1 and 4);
(2)	Company acquired in April 2005; and
(3)	Company acquired in August 2005.

In the period ended on March 31, 2006, goodwill was amortized at the amount of R$ 118,673 thousand (March 31, 2005 – R$ 96,114 thousand) and in 4Q05 – R$ 182,536 thousand.

I) The unamortized goodwill has the following flow of amortization:

	R$ thousand

	2006		2005

	March	%	December	%	March	%
	31	Accumulated	31	Accumulated	31	Accumulated

2005	–	–	–	–	241,275	25.50
2006	355,800	26.8	354,317	41.8	316,080	58.90
2007	333,222	51.9	213,139	66.9	173,435	77.23
2008	245,663	70.4	125,580	81.7	100,037	87.80
2009	179,329	83.9	59,665	88.8	36,031	91.61
2010	150,832	95.3	32,429	92.6	26,321	94.39
2011	25,039	97.2	25,039	95.6	23,012	96.82
2012	23,765	99.0	23,765	98.4	21,735	99.12
2013	10,341	99.8	10,341	99.6	8,317	100.0
2014	2,027	99.9	2,027	99.8	–
2015	1,182	100.0	1,182	100.0	–
Total goodwill	1,327,200		847,484		946,243

b) Other deferred charges

			R$ thousand

	Cost	Amortization	Residual value

			2006	2005

			March	December	March
			31	31	31

Systems development	1,336,995	(786,101)	550,894	525,911	474,391
Other deferred expenditures	34,223	(30,449)	3,774	4,606	7,002
Total on March 31, 2006	1,371,218	(816,550)	554,668
Total on December 31, 2005	1,315,881	(785,364)		530,517
Total on March 31, 2005	1,185,260	(703,867)			481,393

16) Deposits, Funds Obtained in the Open Market and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2006					2005

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

• Demand deposits (1)	16,240,015	–	–	–	16,240,015	15,955,512	14,923,743
• Savings deposits (1)	25,560,295	–	–	–	25,560,295	26,201,463	24,447,649
• Interbank deposits	68,830	59,184	–	–	128,014	145,690	17,054
• Time deposits	2,818,023	4,839,109	2,057,073	22,581,722	32,295,927	32,836,656	31,807,232
• Other deposits (2)	258,246	–	–	–	258,246	266,321	176,225
Total on March 31, 2006	44,945,409	4,898,293	2,057,073	22,581,722	74,482,497
%	60.3	6.6	2.8	30.3	100.0
Total on December 31, 2005	47,250,863	5,406,293	1,909,643	20,838,843		75,405,642
%	62.7	7.2	2.5	27.6		100.0
Total on March 31, 2005	41,403,043	8,218,715	3,411,534	18,338,611			71,371,903
%	58.0	11.5	4.8	25.7			100.0

(1)	Classified as up to 30 days without considering average historical turnover; and
(2)	Deposits for investments.

b) Funds obtained in the open market

	R$ thousand

	2006					2005

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

Own portfolio	287,883	552,226	955,423	11,110,156	12,905,688	12,690,952	7,376,081
• Government bonds	118,153	9,858	61,311	7,680	197,002	62,391	1,697,320
• Private securities - CDB	–	–	–	360,808	360,808	346,763	303,478
• Debentures of own issuance	77,175	542,368	894,112	10,741,668	12,255,323	11,702,803	3,491,445
• Foreign	92,555	–	–	–	92,555	578,995	1,883,838
Third party portfolio (1)	10,985,394	45,541	–	–	11,030,935	11,947,932	14,482,032
Unrestricted notes portfolio (1)	99,999	–	–	–	99,999	–	–
Total on March 31, 2006 (2)	11,373,276	597,767	955,423	11,110,156	24,036,622
%	47.3	2.5	4.0	46.2	100.0
Total on December 31, 2005	12,847,915	460,787	1,399,844	9,930,338		24,638,884
%	52.1	1.9	5.7	40.3		100.0
Total on March 31, 2005	19,671,962	53,428	129,392	2,003,331			21,858,113
%	90.0	0.2	0.6	9.2			100.0

(1)	Represented by government bonds; and
(2)
This includes R$ 3,644,624 thousand (December 31, 2005 – R$ 5,881,574 thousand and March 31, 2005 – R$ 8,811,197 thousand) of funds invested in purchase and sale commitments with Banco Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 8a).

c) Funds from issuance of securities

	R$ thousand

	2006					2005

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

Securities – Local
• Mortgage notes	281,441	487,837	73,735	300	843,313	847,508	725,198
• Debentures (1)	–	181,065	–	2,552,100	2,733,165	2,624,899	–
Subtotal	281,441	668,902	73,735	2,552,400	3,576,478	3,472,407	725,198
Securities – Foreign (2)
• Commercial paper	–	–	–	–	–	1,184	802,525
• Eurobonds	5,996	200,927	204,933	–	411,856	440,834	462,062
• Euronotes	1,357	–	–	–	1,357	753	98,016
• MTN Program Issues	57,278	–	209,961	950,317	1,217,556	1,000,365	812,380
• Promissory notes	–	–	–	–	–	59,460	81,081
• Securitization of future flow of money orders received from abroad (d)	4,206	38,467	29,795	518,896	591,364	657,262	1,324,395
• Securitization of future flow of credit card bill receivables from foreign
cardholders (d)	1,368	44,568	16,119	446,593	508,648	571,621	729,600
Subtotal	70,205	283,962	460,808	1,915,806	2,760,781	2,731,479	4,310,059
Total on March 31, 2006	351,646	952,864	534,543	4,468,206	6,307,259
%	5.6	15.1	8.5	70.8	100.0
Total on December 31, 2005	120,627	981,169	305,176	4,796,914		6,203,886
%	1.9	15.8	4.9	77.4		100.0
Total on March 31, 2005	219,213	1,458,259	200,979	3,156,806			5,035,257
%	4.4	29.0	4.0	62.6			100.0

(1)
This refers to installment of two issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on February 1, 2025 and has a 100% of CDI remuneration, and the other matures on May 1, 2011 and has a 102% of CDI remuneration; and

(2)	These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
	(i)	onlending to local customers, maturing until 2009, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii)
foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

					R$ thousands

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2006		2005

					March	December	March
					31	31	31

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	372,965	421,943	537,339
flow of money orders	8.20.2003 (1)	599,000	8.20.2010	0.68 + libor	–	–	519,013
received from abroad	7.28.2004	305,400	8.20.2012	4.685	218,399	235,319	268,043
Total		1,499,662			591,364	657,262	1,324,395
Securitization of future
flow of credit card bill
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5.684	508,648	571,621	729,600
Total		800,818			508,648	571,621	729,600
(1) Early redeemed on August 22, 2005.

e) Expenses with funding and price-level restatement and interest on Technical Provisions for insurance, private pension plans and savings bonds

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Savings deposits	482,433	505,825	474,012
Time deposits	1,285,789	1,275,061	1,218,632
Funds obtained in the open market	1,054,813	1,089,606	918,432
Funds from issuance of securities	158,013	426,445	192,876
Allocation of exchange variation of foreign branches and subsidiaries	(514,276)	344,408	(59,273)
Other funding expenses	69,638	72,189	65,255
Subtotal	2,536,410	3,713,534	2,809,934
Expenses for price-level restatement of technical provisions for insurance, private pension plans
and savings bonds	1,042,648	1,050,944	939,051
Total	3,579,058	4,764,478	3,748,985

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2006					2005

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

Local:
• Official institutions	27	137	164	684	1,012	1,088	1,304
• Other institutions	7	–	–	9	16	18	12,044
Foreign	1,450,465	2,072,388	2,083,688	435,977	6,042,518	7,134,221	7,405,691
Total on March 31, 2006	1,450,499	2,072,525	2,083,852	436,670	6,043,546
%	24.0	34.3	34.5	7.2	100.0
Total on December 31, 2005	998,475	4,114,700	1,447,707	574,445		7,135,327
%	14.0	57.7	20.3	8.0		100.0
Total on March 31, 2005	1,732,293	3,514,525	1,602,548	569,673			7,419,039
%	23.3	47.4	21.6	7.7			100.0

b) Onlendings

	R$ thousand

	2006					2005

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 day	31	31	31

Local:
• National Treasury	1,738	12,664	–	–	14,402	52,318	31,500
• BNDES	146,750	566,832	1,214,977	2,415,061	4,343,620	4,237,973	3,624,045
• CEF	1,652	3,459	4,051	53,916	63,078	59,588	27,782
• FINAME	234,936	852,394	820,243	3,235,685	5,143,258	5,075,232	4,483,556
• Other institutions	26	312	363	1,920	2,621	2,460	3,420
Foreign:
• Subject to onlendings to housing loan borrowers	374	–	–	–	374	183	44,050
Total on March 31, 2006	385,476	1,435,661	2,039,634	5,706,582	9,567,353
%	4.0	15.0	21.3	59.7	100.0
Total on December 31, 2005	498,264	1,447,102	1,467,584	6,014,804		9,427,754
%	5.3	15.3	15.6	63.8		100.0
Total on March 31, 2005	419,232	1,082,030	1,239,702	5,473,389			8,214,353
%	5.1	13.2	15.1	66.6			100.0

c) Expenses from borrowings and onlendings

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Borrowings:
• Local	97	254	569
• Foreign	28,750	34,939	25,232
Subtotal borrowings	28,847	35,193	25,801

Local onlendings:
• National Treasury	994	1,009	926
• BNDES	83,645	118,374	95,379
• CEF	1,425	1,349	1,979
• FINAME	138,711	140,772	110,386
• Other institutions	98	44	83
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	53,215	411,316	145,385
• Other expenses with foreign onlendings	(2,663)	3,551	2,712
Subtotal onlendings	275,425	676,415	356,850
Allocation of exchange variation of foreign branches and subsidiaries	(64,536)	33,003	(24,662)
Total	239,736	744,611	357,989

18) Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors, the types of lawsuit, similarity with previous lawsuits, complexity and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new lawsuits were brought at the small claims court, i.e., for amounts of less than the maximum limit of 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the average cost of each indemnity is nearly 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

Provisions established, divided by nature are as follows:

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Labor claims (1)	950,822	749,007	789,959
Civil proceedings (1)	713,742	539,870	464,212
Subtotal (2)	1,664,564	1,288,877	1,254,171
Tax proceedings (3)	3,933,438	3,574,279	3,089,171
Total	5,598,002	4,863,156	4,343,342

(1)	These include R$ 172,596 thousand of labor claims and R$ 144,268 thousand of civil proceedings related to Banco BEC S.A., consolidated as of January 2006 (Notes 1 and 4);
(2)	Note 20b; and
(3)	Classified under the item “Other liabilities – tax and social security” (Note 20a).

19) Subordinated Debt

Instrument					R$ thousand

	Issuance	Amount of	Maturity	Remuneration	2006	2005

		the			March	December	March
		operation			31	30	31

In the Country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate p.a. DI – CETIP	1,073,151	1,031,458	902,946
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	83,252	79,868	69,519
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	373,559	358,691	312,958
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	947,245	908,474	790,039
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	62,096	59,648	52,113
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	120,101	115,389	100,878
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	122,391	117,589	102,802
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	248,113	238,332	208,222
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,028,696	–	–
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,194,702	–	–
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	714,200	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of DI rate + 0.75% p.a.	304,269	318,177	304,543
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	321,844	308,763	321,875
Subtotal in Brazil		5,050,773			6,593,619	3,536,389	3,165,895

Abroad:
Subordinated debt (US$)	December/2001	353,700	2011	10.25% rate p.a.	332,477	349,088	424,010
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	302,701	318,241	371,506
Subordinated debt (US$)	October/2003	1,434,750	2013	8.75% rate p.a.	1,120,936	1,181,941	1,335,844
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	607,787	626,589	819,944
Subordinated debt (US$) (2)	June/2005	720,870	–	8.875% rate p.a.	656,219	707,057	–
Subtotal abroad		3,626,433			3,020,120	3,182,916	2,951,304
Overall total		8,677,206			9,613,739	6,719,305	6,117,199

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)
On June 3, 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with exclusive redemption on the part of the issuer, in its totality and by means of previous authorization of Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Brazilian Central Bank that securities may no longer be included in the consolidated capital.

20) Other Liabilities

a) Tax and social security

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Provision for Tax Risks (Note 18)	3,933,438	3,574,279	3,089,171
Provision for Deferred Income Tax	948,963	600,899	439,570
Taxes and Contributions on Profits Payable	782,965	436,242	486,705
Taxes and Contributions Payable	460,762	429,892	308,067
Total	6,126,128	5,041,312	4,323,513

b) Sundry

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Provision for accrued liabilities	2,208,307	2,388,352	1,989,234
Credit card operations	1,882,578	2,171,029	1,481,340
Provision for contingent liabilities (civil and labor) (Note 18)	1,664,564	1,288,877	1,254,171
Sundry creditors	1,036,315	752,704	747,082
Acquisition of assets and rights	93,596	101,285	130,237
Official operating agreements	10,277	14,883	10,502
Others	166,902	221,492	171,029
Total	7,062,539	6,938,622	5,783,595

21) Insurance, Private Pension Plans And Savings Bonds Operations

a) Technical Provisions by account

										R$ thousand

	Insurance			Private pension plans (1)			Savings bonds			Total

	2006	2005		2006	2005		2006	2005		2006	2005

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Current and long-term liabilities
Mathematical provision for benefits to be granted	–	–	–	29,648,339	28,518,460	24,923,516	–	–	–	29,648,339	28,518,460	24,923,516
Mathematical provision for benefits
granted	–	–	–	3,266,409	3,261,392	3,211,878	–	–	–	3,266,409	3,261,392	3,211,878
Mathematical provision for redemptions	–	–	–	–	–	–	1,738,432	1,709,722	1,664,783	1,738,432	1,709,722	1,664,783
Unearned premiums provision	1,435,291	1,369,138	1,258,259	30,205	42,280	45,556	–	–	–	1,465,496	1,411,418	1,303,815
IBNR Provision	1,354,565	1,279,454	1,076,169	341,265	307,780	215,944	–	–	–	1,695,830	1,587,234	1,292,113
Financial fluctuation provision	–	–	–	652,838	675,438	760,498	–	–	–	652,838	675,438	760,498
Provision for unsettled claims	532,347	514,680	471,738	374,666	314,057	288,591	–	–	–	907,013	828,737	760,329
Provision for draws and redemptions	–	–	–	–	–	–	342,530	335,314	259,718	342,530	335,314	259,718
Financial surplus provision	–	–	–	360,783	341,413	266,353	–	–	–	360,783	341,413	266,353
Contribution insufficiency provision (2)	–	–	–	1,099,886	975,257	195,422	–	–	–	1,099,886	975,257	195,422
Provision for contingencies	–	–	–	–	–	–	41,785	40,039	110,984	41,785	40,039	110,984
Provision for Administrative Expenses	–	–	–	368,262	403,538	27,646	52,283	53,834	–	420,545	457,372	27,646
Other Technical provisions (3)	704,764	540,085	406,826	210,523	180,674	144,478	–	–	–	915,287	720,759	551,304
Total	4,026,967	3,703,357	3,212,992	36,353,176	35,020,289	30,079,882	2,175,030	2,138,909	2,035,485	42,555,173	40,862,555	35,328,359

(1)	Includes the insurance operations for individuals and private pension plans.
(2)
Until December 2004, the Contribution Insufficiency Provision was calculated according to the biometric table AT-1983 at the interest rate of 4.5% p.a. In 2005, the balance of the PIC for 2004 was transferred to the Mathematical Provision for Benefits to be Granted and Mathematical Provision for Benefits Granted. The 2005 amounts were calculated in accordance with the biometric table AT-2000 at an interest rate of 4.5% p.a.

(3)
ANS approved the creation of an extraordinary provision in the “individual health” portfolio, to set out the leveling of premiums of insured above 60 years of age prior to law 9656/98 and for remission benefits, by means of the Official Letters 264/06 and 263/06, respectively. On March 31, 2006, such provisions amounted to R$ 333,790 thousand and R$ 276,665 thousand. An additional provision of R$ 149,436 thousand was established in this quarter.

b) Technical Provisions by product

										R$ thousand

	Insurance			Private pension plans			Savings bonds			Total

	2006	2005		2006	2005		2006	2005		2006	2005

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Health (1)	1,641,300	1,469,309	1,176,943	–	–	–	–	–	–	1,641,300	1,469,309	1,176,943
Auto/RCF	1,707,666	1,649,258	1,473,517	–	–	–	–	–	–	1,707,666	1,649,258	1,473,517
DPVAT	171,480	127,373	146,665	91,734	77,828	80,176	–	–	–	263,214	205,201	226,841
Life	31,451	32,653	32,646	1,192,127	1,093,379	823,372	–	–	–	1,223,578	1,126,032	856,018
Basic elements	475,070	424,764	383,221	–	–	–	–	–	–	475,070	424,764	383,221
Unrestricted benefits generating plan – PGBL	–	–	–	6,868,821	6,614,375	5,428,015	–	–	–	6,868,821	6,614,375	5,428,015
Long-term life insurance – VGBL	–	–	–	14,499,277	13,529,409	9,810,724	–	–	–	14,499,277	13,529,409	9,810,724
Traditional plans	–	–	–	13,701,217	13,705,298	13,937,595	–	–	–	13,701,217	13,705,298	13,937,595
Savings bonds	–	–	–	–	–	–	2,175,030	2,138,909	2,035,485	2,175,030	2,138,909	2,035,485
Total	4,026,967	3,703,357	3,212,992	36,353,176	35,020,289	30,079,882	2,175,030	2,138,909	2,035,485	42,555,173	40,862,555	35,328,359
See note 21a item 3.

c) Guarantees of technical provisions

										R$ thousand

	Insurance			Private pension plans			Savings bonds			Total

	2006	2005		2006	2005		2006	2005		2006	2005

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Investment fund quotas (VGBL and PGBL)	–	–	–	21,368,098	20,143,784	15,238,739	–	–	–	21,368,098	20,143,784	15,238,739
Investment fund quotas
(except for VGBL and PGBL)	2,949,299	2,660,014	2,437,040	10,490,415	10,406,645	10,357,960	1,911,471	1,838,358	2,031,331	15,351,185	14,905,017	14,826,331
Government bonds	713,024	661,392	214,306	3,448,536	3,390,329	3,437,053	28,944	23,465	101,928	4,190,504	4,075,186	3,753,287
Private securities	15,761	13,450	2,287	475,549	612,378	435,062	95,572	92,467	95,558	586,882	718,295	532,907
Stocks	1,511	1,672	8,465	597,433	473,205	592,378	188,065	203,816	252,145	787,009	678,693	852,988
Credit rights	457,252	522,928	501,484	–	–	–	–	–	–	457,252	522,928	501,484
Real estate properties	17,104	17,261	17,728	1,314	1,339	1,413	11,062	11,129	12,081	29,480	29,729	31,222
Deposits retained
at IRB and court deposits	57,561	58,211	67,273	31,832	26,851	30,912	–	–	–	89,393	85,062	98,185
Total	4,211,512	3,934,928	3,248,583	36,413,177	35,054,531	30,093,517	2,235,114	2,169,235	2,493,043	42,859,803	41,158,694	35,835,143

d) Retained premiums from Insurance, Private pension plans contributions and Savings bonds

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Premiums written	2,257,991	2,125,820	2,062,011
Supplementary private pension contributions (1)	1,868,695	2,644,915	1,342,767
Revenues from savings bonds	325,556	386,034	284,164
Coinsurance premiums granted	(22,553)	(55,234)	(43,524)
Refunded premiums	(33,148)	(17,646)	(29,696)
Net premiums written	4,396,541	5,083,889	3,615,722
Redeemed premiums	(764,732)	(663,566)	(640,787)
Coinsurance premiums granted, consortia and funds	(173,455)	(116,538)	(179,240)
Retained premiums from insurance, private pension plans and savings bonds	3,458,354	4,303,785	2,795,695
(1) Includes the long-term life insurance (VGBL).

22) Minority Interest In Subsidiaries

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Indiana Seguros S.A.	43,519	41,471	34,427
BEC S.A. (1)	10,399	–	–
Bradesco Templeton Asset Management Ltda.	9,162	8,255	8,143
Banco Alvorada S.A.	5,440	5,234	6,513
Baneb Corretora de Seguros S.A.	3,124	3,010	2,717
Other minority stockholders	359	89	43
Total	72,003	58,059	51,843
(1) Company Consolidated as from January/2006 (Notes 1 and 4).

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises non-par registered, book-entry stocks, as follows:

	2006	2005

	March	December	March
	31	31	31

Common stock	489,914,304	489,914,304	247,325,690
Preferred stock	489,908,838	489,938,838	244,970,706
Subtotal	979,823,142	979,853,142	492,296,396
Treasury (common stocks)	(541,500)	(464,300)	(423,800)
Total outstanding stocks	979,281,642	979,388,842	491,872,596

b) Movement of capital stock in the quarter

	Quantity of Stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks acquired and cancelled (1)	–	(30,000)	(30,000)
Stocks acquired and not cancelled	(77,200)	–	(77,200)
Outstanding stocks held on March 31, 2006	489,372,804	489,908,838	979,281,642
(1) At the Annual and Special Stockholders’ Meeting as of March 27, 2006, it was resolved the cancellation of 30,000 preferred stocks, acquired by the Company by means of repurchase programs authorized by the Board of Directors, all non-par registered, book-entry stocks, held in treasury, representing its own capital stock, without its reduction.

c) Interest on own capital

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% additional interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/1976, as amended by Law 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate laws.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

Banco Bradesco S.A.’s capital compensation policy, aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

In a meeting held on November 11, 2005, Bradesco’s Board of Directors approved the Board of Executive Officers’ proposal of October 10, 2005, for the payment of supplementary interest on own capital to the Company’s stockholders referring to the year 2005, in the amount of R$1.755955872 per common stock and R$1.931551459 per preferred stock, which represent approximately 30.8 times the interest monthly paid, benefiting the stockholders registered at the Bank on that date (November 11, 2005).

The payment shall be made on April 28, 2006, by the net amount of R$ 1.492562491 per common stock and R$ 1.641818741 per preferred stock, already deducting the fifteen per cent (15%) withholding income tax, except for the corporate stockholders already exempted from the referred taxation, which will receive by the declared amount.

A distribution of dividends at the amount of R$ 344,000 thousand was proposed, supplementing the interest on own capital for the 2005, of which R$ 0.334531 are common stocks and R$ 0.367984 are preferred stocks, to be paid on June 30, 2006, at the amount previously declared, with no withholding income tax, according to Article 10, Law 9249/95.

The calculation of Interest on own capital related to the 1st quarter of 2006 is shown as follows:

	R$ thousand	% (1)

Net income for the quarter	1,530,259
Legal reserve	76,513
Calculation basis	1,453,746
Monthly interest on own capital, paid and payable	87,897
Supplementary interest on own capital accrued (payable)	451,103
Interest on own capital (gross)	539,000	37.08
Withholding income tax on interest on own capital	80,850
Interest on own capital (net) on March 31, 2006	458,150	31.52
(1) Percentage of interest on own capital over calculation basis.

Interest on own capital was paid and proposed, as follows:

Description				R$ thousand

	Per stock (gross) (1)		Gross amount paid/accrued	IRRF – withholding tax (15%)	Net amount paid/accrued

	Common	Preferred

Monthly	0.075530	0.083083	75.231	11,285	63,946
Accrued	0.281752	0.309927	291,000	43,650	247,350
Total in 1Q05	0.357282	0.393010	366,231	54,935	311,296
Monthly	0.085500	0.094050	87,897	13,185	74,712
Accrued	0.438700	0.482570	451,103	67,665	383,438
Total in 1Q06	0.524200	0.576620	539,000	80,850	458,150
(1) Adjusted at stocks base after stock bonus.

d) Capital and Profit Reserves

		R$ thousand

	2006	2005

	March	December	March
	31	31	31

Capital Reserves	36,223	36,032	35,524
Profit Reserves	6,883,896	5,895,214	6,296,763
– Legal Reserve (1)	1,111,403	1,034,890	819,457
– Statutory Reserve (2)	5,772,493	4,860,324	5,477,306
1)
Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and

(2)
With a view to maintaining the operating margin compatible with the development of company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited at 95% of paid-up capital stock;

e) Treasury Stocks

Banco Bradesco S.A.’s Board of Directors, in meeting held on November 22, 2005, resolved to authorize the Company’s Board of Executive Officers to acquire up to 10,000,000 non-par registered, book-entry stocks, of which 5,000,000 are common stocks and 5,000,000 are preferred stocks, with a view to be held in treasury and further sale or cancellation, without reducing the capital stock. The authorization shall be in force for a six (6)-month period, between 11.23.2005 and 5.23.2006.

Up to March 31, 2006, 541,500 common stocks were acquired and held in treasury, totaling R$ 35,350 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$ 61.91121, R$ 65.28083 and R$ 72.60486 and the market value of those stocks on March 31, 2006 was R$ 38,143 thousand and R$ 70.44 per common stock.

24) Fee Income

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Checking accounts	494,376	489,856	403,352
Loan operations	359,951	348,129	284,757
Income on cards	349,288	371,232	290,409
Fund management	303,277	274,438	246,236
Collection	179,943	180,249	157,435
Interbank fees	73,224	71,057	64,909
Receipt of taxes	56,365	55,472	43,850
Consortium management	44,019	45,666	29,793
Revenue from custody and brokerage services	37,977	33,845	27,124
Others	142,128	139,619	113,484
Total	2,040,548	2,009,563	1,661,349

25) Personnel Expenses

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Remuneration	677,628	671,189	615,874
Social charges	247,341	242,757	234,384
Benefits	302,204	311,740	270,939
Training	8,101	13,054	7,867
Employee profit sharing	99,633	63,590	65,205
Provision for labor claims	84,102	59,025	26,454
Total	1,419,009	1,361,355	1,220,723

26) Administrative Expenses

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Third-party services	270,188	272,643	226,986
Communication	187,175	187,342	177,942
Transport	123,193	110,754	104,943
Financial system services	112,861	110,137	100,546
Depreciation and amortization	109,257	133,871	115,535
Advertising	91,506	203,167	70,224
Rentals	80,671	82,606	76,608
Assets maintenance and conservation	76,703	72,824	73,104
Data processing	69,787	69,209	57,791
Assets leasing	54,525	51,528	67,220
Water, electricity and gas	41,720	36,837	35,507
Materials	39,952	44,858	40,338
Travels	14,860	16,100	11,383
Others	45,061	47,779	34,252
Total	1,317,459	1,439,655	1,192,379

27) Tax Expenses

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

COFINS Contribution	341,964	283,488	239,411
Tax on Services – ISS	69,874	68,731	55,931
CPMF Expenses	43,569	74,394	47,132
PIS/PASEP Contributions	57,662	47,693	38,466
IPTU Expenses	7,039	4,248	7,256
Others	23,690	22,686	16,399
Total	543,798	501,240	404,595

28) Other Operating Income

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Other financial income	105,885	142,924	91,471
Reversal of other operating provisions	19,661	20,863	103,542
Recovery of charges and expenses	33,114	47,743	19,277
Income on sale of goods	15,051	24,407	7,327
Others	81,005	64,011	78,223
Total	254,716	299,948	299,840

29) Other Operating Expenses

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Other financial expenses	275,811	270,122	186,763
Sundry losses	158,812	181,921	134,011
Goodwill amortization	118,673	182,536	96,114
Cost of goods sold and services rendered	163,346	162,978	140,896
Expenses with other operating provisions	129,668	135,214	58,781
Others	113,937	130,586	87,062
Total	960,247	1,063,357	703,627

30) Non-Operating Income

		R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Result on sale and write-off of assets and investments	(5,240)	(27,430)	(7,670)
Non-operating provisions recorded (reversed)	(26,974)	(2,407)	(6,018)
Others	388	(39,551)	7,838
Total	(31,826)	(69,388)	(5,850)

31) Transactions With Parent, Subsidiary And Affiliated Companies (Direct And Indirect)

The transactions with parent companies, subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2006	2005		2006	2005

	March	December	March	1st Qtr.	4 th Qtr.	1st Qtr.
	31	31	31

	Assets	Assets	Assets	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	422,190	422,190	–	–	–	–
Banco Finasa S.A.	67,301	67,301	162,286	–	–	–
Banco Boavista Interatlântico S.A.	36,422	36,422	6,461	–	–	–
Bradesco Vida e Previdência S.A.	80,306	80,306	80,306	–	–	–
Banco Mercantil de São Paulo S.A.	80,702	80,702	67,588	–	–	–
Banco Alvorada S.A.	145,870	145,870	57,271	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	51,725	51,725	18,995	–	–	–
Cidade de Deus Companhia Comercial de Participações	(183,534)	(183,534)	(5,565)	–	–	–
Fundação Bradesco	(115,464)	(84,494)	(2,537)	–	–	–
Other parent, subsidiary and affiliated companies	84,446	86,642	58,389	–	–	–

Demand deposits:
Bradesco Leasing S.A. Arrendamento Mercantil	(81)	(7,873)	(61)	–	–	–
Bradesco Auto/RE Cia. de Seguros	(31)	(5,068)	(77)	–	–	–
Finasa Promotora de Vendas Ltda.	(3,746)	(1,698)	(4,027)	–	–	–
Bradesco Vida e Previdência S.A.	(32,202)	(11,613)	(34,198)	–	–	–
BRAM – Bradesco Asset Management S.A.	(387)	(4,378)	(497)	–	–	–
Other parent, subsidiary and affiliated companies	(13,065)	(7,854)	(7,255)	–	–	–

Time deposits:
Bradesco Argentina de Seguros S.A.	(19,751)	(22,372)	(29,878)	(215)	(322)	–
Bradesco Auto/RE Cia. de Seguros	(11,821)	(12,931)	(10,705)	–	–	–
Bradesco Securities Inc.	(4,906)	(4,869)	(6,507)	(1)	–	–
Other parent, subsidiary and affiliated companies	(5,004)	(6,118)	(11,844)	(187)	(143)	(563)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	8	348	642	–	–	–
Banco Bradesco Argentina S.A.	16	17	20	–	–	–

	R$ thousand

	2006	2005		2006	2005

	March 31	December 31	March 31	1st Qtr.	4th Qtr.	1st Qtr.

	Assets	Assets	Assets	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	86,840	72,292	9,655	491	172	216

Funding/Investments in interbank deposits (a):

Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(15,635,849)	(15,083,186)	(2,525,367)	(617,597)	(630,107)	(103,996)
Banco Mercantil de São Paulo S.A.	(3,052,242)	(2,924,510)	(2,235,787)	(118,200)	(122,589)	(71,723)
Banco BEM S.A.	(805,180)	(793,950)	(669,998)	(30,248)	(32,016)	(26,108)
Banco Finasa S.A.	(23,000)	(240,158)	–	(168)	(523)	–
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	(270,541)	(253,680)	–	(10,426)	(1,656)	–
Banco Boavista Interatlântico S.A.	(88,742)	(87,622)	–	(3,530)	(3,622)	–
Banco Alvorada S.A.	(2,474,601)	(3,168,086)	(1,883,111)	(126,108)	(132,602)	(25,436)
Banco BEC S.A.	(514,096)	–	–	(14,188)	–	–
Zogbi Leasing S.A. Arrendamento Mercantil	(131,801)	(133,739)	–	(5,409)	(5,593)	–
Other parent, subsidiary and affiliated companies	(71,714)	(60,485)	(78,783)	(1,427)	(1,295)	(1,370)

Investments:
Banco Finasa S.A.	17,086,533	16,313,051	10,490,175	656,544	643,725	397,488
Banco Boavista Interatlântico S.A.	–	–	517,709	–	–	10,120
Banco Alvorada S.A.	–	–	1,001,325	–	–	1,325

Open market funding/investments (b):

Funding:
Cia. Brasileira de Meios de Pagamento – VISANET	(131,338)	(105,565)	(59,572)	(4,590)	(3,685)	(2,182)
Alvorada Serviços e Negócios Ltda.	(237,391)	(228,123)	–	(9,268)	(1,347)	–
Bradesco S.A. – CTVM	(65,420)	(27,698)	(12,550)	(2,350)	(789)	(687)
Banco Finasa S.A.	(10,337)	(7,909)	(59,898)	(3,086)	(4,347)	(1,492)
Banco BEC S.A.	(411,336)	–	–	(16,581)	–	–
Other parent, subsidiary and affiliated companies	(36,107)	(48,602)	(23,862)	(3,982)	(2,091)	(1,519)

Investments:
Banco BEM S.A.	542,320	552,030	514,479	21,237	22,899	20,407
Banco Alvorada S.A.	392,778	398,436	387,582	15,376	16,951	15,558

Derivative financial instruments (swap) (c):
Banco Finasa S.A.	16,087	28,394	107,567	1,991	3,360	(7,335)
Other parent, subsidiary and affiliated companies	458	1,132	5,800	38	87	51

Foreign borrowings and onlendings (d):
Banco Bradesco Luxembourg S.A.	(116,071)	(141,544)	(64,800)	(1,313)	(1,238)	(412)
Banco Boavista Interatlântico S.A.	(17,894)	(19,054)	(23,685)	(208)	(192)	(161)
Other parent, subsidiary and affiliated companies	–	–	(2,137)	–	–	(18)

Services rendered (e):
Scopus Tecnologia S.A.	(10,408)	(6,161)	(9,132)	(39,974)	(36,425)	(34,643)
CPM S.A.	(4,710)	(5,411)	(3,113)	(17,475)	(9,682)	(12,730)
Other parent, subsidiary and affiliated companies	34	(5)	892	1,218	1,102	1,208

Branch rentals:
Bradesco Seguros S.A.	–	–	–	(6,884)	(6,866)	(6,976)
Banco Mercantil de São Paulo S.A.	–	–	–	(3,650)	(3,650)	(3,842)
Paineira Holdings Ltda.	–	–	–	(10,675)	(8,379)	–
Other parent, subsidiary and affiliated companies	–	–	–	(5,003)	(5,189)	(5,085)

	R$ thousand

	2006	2005		2006	2005

	March 31	December 31	March 31	1st Qtr.	4th Qtr.	1st Qtr.

	Assets	Assets	Assets	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)

Marketable Securities:
Bradesco Leasing S.A. Arrendamento Mercantil	12,628,399	12,172,766	1,984,703	492,135	494,523	79,490
Cibrasec – Companhia Brasileira de Securitização	14,790	16,734	20,396	408	940	–

Marketable Securities – foreign (f):
Banco Boavista Interatlântico S.A.	–	–	(510,318)	–	–	(9,279)
Cidade Capital Markets Limited	(25,102)	(27,136)	(40,403)	(269)	(191)	(345)

Interbank onlendings (g):
Other parent, subsidiary and affiliated companies	(4,434)	–	–	(34)	(1)	–

Securitization transactions (h):
Cia. Brasileira de Meios de Pagamento – VISANET	(591,365)	(657,262)	(1,324,395)	(10,495)	(15,031)	(22,208)

Trading and intermediation of amounts:
Nova Paiol Participações S.A.	–	(29,518)	(4,054)	(19)	103	(8,298)
Aquarius Holdings S.A.	(9,401)	(378)	–	(9,024)	(378)	–

Subordinated debt:
Cidade de Deus Companhia Comercial de Participações	(22,919)	(21,988)	(19,139)	(932)	(949)	(3,017)
Fundação Bradesco	(257,394)	(247,286)	(202,729)	(10,108)	(10,062)	(5,789)
Titanium Holdings S.A.	(25,177)	–	–	(978)	–	–
NCD Participações Ltda.	(33,839)	–	–	(125)	–	–

Amounts receivable (Payable):
Companhia Brasileira de Soluções e Serviços – VisaVale	5,419	3,697	–	–	–	–
Other parent, subsidiary and affiliated companies	–	–	(1,700)	–	–	–

a)	Liquidity interbank investments – interbank deposits of affiliated companies, with rates equivalent to CDI – Interbank Deposit Certificate;
b)	Repurchase and/or resale pending settlement related to purchase and sale commitments, backed by government bonds, with rates equivalent to overnight rates;
c)	Swap operations differences receivable and payable;
d)	Loans raised in foreign currency abroad for export financing, subject to exchange variation and bearing interest at the international market rates;
e)	Contracts with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
f)
Funding/Investments in foreign marketable securities – fixed rate euronotes and eurobonds, subject to exchange variations and bearing interest at rates used for securities placed in the international markets;

g)	Funds obtained for onlendings to rural loan operations, bearing interest and charges corresponding to normal rates practiced for this type of transaction; and
h)	Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders.

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on a comprehensive and integrated basis the management of all risks inherent to its activities, supported on its Internal Control and Compliance structure.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any risk of loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco has been working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Market Risk Management

Market risk is related to the possibility of loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios.

We present below the Balance Sheet by currency on March 31, 2006 and the position in foreign currency on December 31, 2005, and March 31, 2005.

	R$ thousand

	2006			2005

	March			December	March
	31			31	31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	211,583,328	184,183,829	27,399,499	24,693,978	27,681,400
Funds available	3,012,703	2,846,622	166,081	153,133	549,726
Interbank Investments	23,759,335	17,758,079	6,001,256	3,134,343	3,681,400
Marketable securities and derivative financial instruments	68,669,130	61,831,189	6,837,941	7,881,248	8,945,283
Interbank and Interdepartmental accounts	17,261,608	17,250,004	11,604	7,428	9,737
Loans and leasing operations	73,301,735	66,535,579	6,766,156	7,162,858	6,602,350
Other receivables and assets	25,578,817	17,962,356	7,616,461	6,354,968	7,892,904
Permanent assets	4,808,022	4,537,767	270,255	284,249	425,529
Investments	922,327	653,541	268,786	282,703	423,392
Property, plant and equipment in use and leased assets	2,003,827	2,002,380	1,447	1,540	2,123
Deferred charges	1,881,868	1,881,846	22	6	14
Total	216,391,350	188,721,596	27,669,754	24,978,227	28,106,929

Liabilities
Current and long-term liabilities	195,864,058	177,198,595	18,665,463	19,300,466	22,865,843
Deposits	74,482,497	71,184,078	3,298,419	2,600,379	2,519,043
Funds obtained in the open market	24,036,622	23,944,067	92,555	578,995	1,883,838
Funds from issuance of securities	6,307,259	3,576,478	2,730,781	2,731,472	4,839,334
Interbank and Interdepartmental accounts	1,424,997	538,212	886,785	1,060,399	844,452
Borrowings and onlendings	15,610,899	9,216,517	6,394,382	7,532,201	7,844,928
Derivative financial derivative instruments	1,128,413	973,359	155,054	72,788	1,215
Technical provisions for insurance, private pension plans and savings bonds	42,555,173	42,543,511	11,662	13,967	23,086
Other liabilities:
– Subordinated debt	9,613,739	6,593,619	3,020,120	3,184,631	2,951,304
– Other	20,704,459	18,628,754	2,075,705	1,525,634	1,958,643
Deferred income	79,863	79,863	–	–	–
Minority interest in subsidiaries	72,003	72,003	–	–	–
Stockholders’ equity	20,375,426	20,375,426	–	–	–
Total	216,391,350	197,725,887	18,665,463	19,300,466	22,865,843
Net position of assets and liabilities			9,004,291	5,677,761	5,241,086
Net position of derivatives (2)			(12,022,047)	(10,416,239)	(8,592,693)
Other memorandum accounts, net (3)			(1,205,879)	(188,696)	(375,743)
Net exchange position (liability)			(4,223,635)	(4,927,174)	(3,727,350)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D +1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show Global VaR positions (Treasury, position in Brazil and abroad, and Trade Portfolio):

Risk Factors	R$ thousand

	2006	2005

	March	December	March
	31	31	31

Prefixed	4,527	13,589	8,806
Internal exchange coupon	3,410	28,767	33,051
Foreign currency	8,331	10,129	9,699
IGP-M	12,038	2,152	2,689
IPCA	40,900	21,866	731
Reference rate (T.R.)	7,223	10,961	5,226
Variable income	2,053	149	839
Sovereign/Eurobonds and Treasuries	32,251	36,695	57,844
Others	3,413	5,267	810
Correlated effect	(50,799)	(59,897)	(41,466)
VaR (Value at Risk)	63,347	69,678	78,229

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed and on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Organization's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

In the chart below we show the Balance Sheet by Maturity on March 31, 2006:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	118,680,947	30,861,884	15,435,434	46,605,063	–	211,583,328
Funds available	3,012,703	–	–	–	–	3,012,703
Interbank Investments	18,303,321	4,486,652	558,009	411,353	–	23,759,335
Marketable securities and derivative financial instruments (1)	53,107,976	1,366,596	367,949	13,826,609	–	68,669,130
Interbank and Interdepartmental accounts	16,868,167	2,258	2,750	388,433	–	17,261,608
Loan and leasing operations	11,862,115	24,502,093	12,675,359	24,262,168	–	73,301,735
Other receivables and assets	15,526,665	504,285	1,831,367	7,716,500	–	25,578,817
Permanent assets	68,038	340,184	382,522	2,692,935	1,324,343	4,808,022
Investments	–	–	–	–	922,327	922,327
Property, plant and equipment in use and leased assets	19,260	96,295	115,554	1,370,702	402,016	2,003,827
Deferred	48,778	243,889	266,968	1,322,233	–	1,881,868
Total on March 31, 2006	118,748,985	31,202,068	15,817,956	49,297,998	1,324,343	216,391,350
Total on December 31, 2005	113,375,657	29,724,125	15,032,100	49,164,856	1,386,192	208,682,930
Total on March 31, 2005	108,621,206	22,491,322	15,790,275	42,728,677	1,667,427	191,298,907

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Liabilities
Current and long-term liabilities	103,204,446	11,734,017	9,396,540	70,872,836	656,219	195,864,058
Deposits (2)	44,945,409	4,898,293	2,057,073	22,581,722	–	74,482,497
Funds obtained in the open market	11,373,276	597,767	955,423	11,110,156	–	24,036,622
Funds from issuance of securities	351,646	952,864	534,543	4,468,206	–	6,307,259
Interbank and Interdepartmental accounts	1,424,997	–	–	–	–	1,424,997
Borrowings and onlendings	1,835,975	3,508,186	4,123,486	6,143,252	–	15,610,899
Derivative financial instruments	1,064,310	5,634	56,108	2,361	–	1,128,413
Technical provisions for insurance, private pension plans and savings bonds	28,926,941	1,205,282	598,126	11,824,824	–	42,555,173
Other liabilities
– Subordinated debt	91,012	26,113	–	8,840,395	656,219	9,613,739
– Other	13,190,880	539,878	1,071,781	5,901,920	–	20,704,459
Deferred income	79,863	–	–	–	–	79,863
Minority interest in subsidiaries	–	–	–	–	72,003	72,003
Stockholders’ equity	–	–	–	–	20,375,426	20,375,426
Total on March 31, 2006	103,284,309	11,734,017	9,396,540	70,872,836	21,103,648	216,391,350
Total on December 31, 2005	102,886,488	14,184,336	7,719,422	63,718,294	20,174,390	208,682,930
Total on March 31, 2005	99,409,763	16,130,109	7,771,444	51,397,456	16,590,135	191,298,907

Accumulated net assets on March 31, 2006	15,464,676	34,932,727	41,354,143	19,779,305	–	–
Accumulated net assets on December 31, 2005	10,489,169	26,028,958	33,341,636	18,788,198	–	–
Accumulated net assets on March 31, 2005	9,211,443	15,572,656	23,591,487	14,922,708	–	–

(1)	Investment fund applications are classified as up to 30 days; and
(2)
Demand and savings account deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Calculation Basis – Capital Adequacy Ratio (Basel)	R$ thousand

	2006		2005

	March 31		December 31		March 31

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	20,375,426	20,375,426	19,409,274	19,409,274	16,538,292	16,538,292
Decrease in tax credits – BACEN Res. 3059	(149,154)	(149,154)	(99,436)	(99,436)	(82,366)	(82,366)
Minority interest/other	16,085	71,002	5,568	57,033	6,762	51,843
Reference stockholders’ equity – Tier I	20,242,357	20,297,274	19,315,406	19,366,871	16,462,688	16,507,769
Reference stockholders’ equity – Tier II
(subordinated debt)	8,549,093	8,550,095	6,289,833	6,290,860	5,742,700	5,742,700
Total reference stockholders’ equity
(Tier I + Tier II)	28,791,450	28,847,369	25,605,239	25,657,731	22,205,388	22,250,469
Risk weighted assets	151,192,276	172,288,320	148,391,646	168,476,982	129,759,259	148,669,349
Capital adequacy ratio	19.04%	16.74%	17.26%	15.23%	17.11%	14.97%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	1st Qtr./2006		4th Qtr./2005		March/2005 to March/2006

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference stockholders’ equity:
Starting period	25,605,239	25,657,731	24,261,447	24,310,046	22,205,388	22,250,469
• Net income for the period	1,530,259	1,530,259	1,462,553	1,462,553	5,838,907	5,838,907
• Interest on own capital/dividends	(539,000)	(539,000)	(344,000)	(344,000)	(2,053,769)	(2,053,769)
• Mark-to-market adjustment – TVM and derivatives	(17,303)	(17,303)	91,321	91,321	254,887	254,887
• Subordinated debt	2,259,260	2,259,260	213,004	213,004	2,806,394	2,806,394
• Others	(47,005)	(43,578)	(79,086)	(75,193)	(260,357)	(249,519)
End of period	28,791,450	28,847,369	25,605,239	25,657,731	28,791,450	28,847,369
Movement in weighted assets:
Starting period	148,391,646	168,476,982	136,843,876	156,815,121	129,759,259	148,669,349
• Marketable securities	991,067	2,456,246	(1,540,793)	252,572	(2,866,318)	2,551,402
• Loan operations	2,240,255	2,218,916	4,755,422	4,823,877	15,971,879	16,018,995
• Check clearing and related services	226,787	226,787	(361,637)	(361,636)	2,422	2,422
• Tax credit	796,725	833,286	(3,295,557)	(3,375,516)	(1,909,953)	(2,291,793)
• Risk (swap, market, interest and exchange rates)	(4,354,673)	(4,325,036)	7,891,238	7,911,393	1,927,484	1,963,747
• Memorandum accounts	1,146,483	1,149,674	814,879	822,323	1,858,623	1,869,258
• Other assets	1,753,986	1,251,465	3,284,218	1,588,848	6,448,880	3,504,940
End of period	151,192,276	172,288,320	148,391,646	168,476,982	151,192,276	172,288,320

	1st Qtr./2006		4th Qtr./2005		March/2005 to March/2006

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	17.26%	15.23%	17.73%	15.50%	17.11%	14.97%
Movement in the reference stockholders’ equity:
• Net income for the period	1.03%	0.91%	1.07%	0.93%	4.50%	3.93%
• Interest on own capital/dividends	(0.37%)	(0.32%)	(0.25%)	(0.21%)	(1.58%)	(1.38%)
• Mark-to-market adjustment – TVM and derivatives	(0.01%)	(0.01%)	0.07%	0.06%	0.19%	0.17%
• Subordinated debt	1.50%	1.32%	0.15%	0.13%	2.14%	1.89%
• Others	(0.03%)	(0.03%)	(0.06%)	(0.05%)	(0.20%)	(0.18%)
Movement in weighted assets:
• Marketable securities	(0.13%)	(0.25%)	0.21%	(0.02%)	0.50%	(0.33%)
• Loan operations	(0.28%)	(0.21%)	(0.65%)	(0.50%)	(2.52%)	(1.82%)
• Check clearing service and related services	(0.03%)	(0.02%)	0.05%	0.04%	–	–
• Tax credit	(0.09%)	(0.08%)	0.41%	0.33%	0.25%	0.23%
• Risk (“swap”, market, interest and exchange rates)	0.53%	0.41%	(0.96%)	(0.75%)	(0.25%)	(0.20%)
• Memorandum accounts	(0.14%)	(0.11%)	(0.10%)	(0.08%)	(0.24%)	(0.19%)
• Other assets	(0.22%)	(0.12%)	(0.41%)	(0.15%)	(0.88%)	(0.35%)
End of period	19.02%	16.74%	17.26%	15.23%	19.04%	16.74%

(1)	Financial companies only; and
(2)	Financial and non-financial companies

b) Market value

The book values, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

Portfolios	R$ thousand

	Book Value	Market Value	Unrealized Income (Loss) without tax effects

			In the Result			In Stockholders’ Equity

	2006		2006	2005		2006	2005

	March 31	March 31	1st Qtr.	4th Qtr.	1st Qtr.	March 31	December 31	March 31

Marketable securities and derivative
financial instruments (Notes 3c, 3d e 8)	68,669,130	69,634,831	1,736,557	1,590,779	1,164,850	965,701	793,018	786,677
– Adjustment of securities available for
sale (Note 8CII)			770,856	797,761	378,173	–	–	–
– Adjustment of securities held to
maturity (Note 8d item 6)			965,701	793,018	786,677	965,701	793,018	786,677
Loan and leasing operations (1)
(Notes 3e and 10)	84,426,349	84,688,875	262,526	263,202	287,837	262,526	263,202	287,837
Investments (2) (Notes 3h and 13)	922,327	1,246,564	324,237	260,535	73,793	324,237	260,535	73,793
Treasury stock (Note 23e)	35,350	38,143	2,793	109	(1,306)	–	–	–
Time deposits (Notes 3k and 16a)	32,295,927	32,251,803	44,124	20,351	960	44,124	20,351	960
Funds from issuance of securities
(Notes 16c)	6,307,259	6,304,427	2,832	27,704	28,331	2,832	27,704	28,331
Borrowings and onlendings
(Notes 17a and 17b)	15,610,899	15,582,092	28,807	60,766	1,062	28,807	60,766	1,062
Subordinated debt (Note 19)	9,613,739	10,190,950	(577,211)	(625,128)	(109,289)	(577,211)	(625,128)	(109,289)
Unrealized income (loss) without
tax effects			1,824,665	1,598,318	1,446,238	1,051,016	800,448	1,069,371

(1)	Includes foreign exchange contracts, leasing operations and other receivables with loan concession features; and
(2)	This refers to stocks of publicly-held companies not considering the increment in investments in affiliated companies.

Determination of market value of financial instruments:

  Marketable securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;
  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and
  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the variable contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the variable benefits plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE fund.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both variable contribution (PGBL) and defined benefit types, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of both variable benefit and defined contribution types, through Aid Fund and Retirement of Banco do Estado do Maranhão’s Employees – CAPOF. The actuarial liabilities of the variable benefit and defined contribution plans are fully covered by the net assets of the plans.

Banco BEC S.A. sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará. The actuarial liabilities of the plan are fully covered by the net assets of the plan.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

Bradesco and its facilities abroad provide its employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the professional career of the participant, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during 1Q06 amounted to R$ 79,098 thousand (4Q05 – R$ 87,404 thousand and 1Q05 – R$ 64,786 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$ 310,305 thousand in 1Q06 (4Q05 – R$ 324,794 thousand and 1Q05 – R$278,806 thousand).

34) Income Tax and Social Contribution

a) Calculation of income tax and social contribution charges

	R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Income before income tax and social contribution	2,465,646	1,804,154	1,577,961
Total income tax and social contribution at rates of 25% and 9%, respectively	(838,320)	(613,412)	(536,507)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	1,596	2,476	(1,918)
Exchange gain/loss	(164,159)	100,310	(5,531)
Non-deductible expenses, net of non-taxable income	(35,666)	(30,521)	(26,838)
Tax credit recorded in prior periods	–	41,490	–
Interest on own capital (paid and accrued)	143,683	135,162	124,519
Other amounts	(37,242)	27,723	73,462
Income tax and social contribution for the period	(930,108)	(336,772)	(372,813)

b) Breakdown of income tax and social contribution result

	R$ thousand

	2006	2005

	1st Qtr.	4th Qtr.	1st Qtr.

Current taxes
Income tax and social contribution payable	(1,274,447)	711,911	(535,436)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	393,535	(1,029,482)	195,048
Use of opening balances:
Negative basis of social contribution	(11,934)	(15,808)	(10,863)
Tax loss	(37,262)	(43,716)	(28,132)
Prior periods’ tax credits were recorded on:
Negative basis of social contribution	–	10,351	–
Tax loss	–	25,247	–
Temporary additions	–	5,892	–
Constitution/utilization in the period on:
Negative basis of social contribution	–	(140)	2,084
Tax loss	–	(1,027)	4,486
Total deferred taxes	344,339	(1,048,683)	162,623
Income tax and social contribution for the period	(930,108)	(336,772)	(372,813)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on	Amount	Amount	Balance on	Balance on
	12.31.2005	recorded	realized	3.31.2006	3.31.2005

Allowance for doubtful accounts	2,035,344	349,053	198,687	2,185,710	2,723,376
Provision for civil contingencies	170,705	17,246	10,696	177,255	151,905
Provision for tax contingencies	722,019	78,274	1,179	799,114	568,231
Provision for labor claims	253,642	36,797	28,091	262,348	268,586
Provision for mark-to-market adjustment of securities and investments	132,767	7,899	5,234	135,432	167,707
Provision for loss on non-operating assets	60,349	2,453	3,420	59,382	77,289
Mark-to-market adjustment of trading securities	86,928	89,808	85,444	91,292	100,154
Goodwill amortization	345,484	6,275	21,308	330,451	356,544
Provision for interest on own capital (1)	–	113,798	–	113,798	98,940
Other	149,039	75,475	29,484	195,030	288,481
Total tax credits over temporary differences	3,956,277	777,078	383,543	4,349,812	4,801,213
Tax losses and negative basis of social contribution	455,608	–	49,196	406,412	560,317
Subtotal	4,411,885	777,078	432,739	4,756,224	5,361,530
Social contribution – Provisional Measure 2158-35 as of 8.24.2001 (2)	798,743	–	16,859	781,884	873,722
Total tax credits (Note 11b)	5,210,628	777,078	449,598	5,538,108	6,235,252
Deferred tax liabilities (Note 34f)	600,899	511,808	163,744	948,963	439,570
Net tax credits of deferred tax liabilities	4,609,729	265,270	285,854	4,589,145	5,795,682
– Percentage of net tax credits over total reference stockholders’ equity
(Note 32a)	18.0%			15.9%	26.0%
– Percentage of net tax credits over total assets	2.2%			2.1%	3.0%

(1)	Tax credit in interest on own capital is recorded up to the allowed fiscal limit.
(2)	Until the end of the year the amount of R$ 66,769 thousand is estimated to be realized, which will be recorded when it is effectively used (item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

	R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2006	891,832	307,632	59,929	19,899	1,279,292
2007	1,013,483	347,005	76,050	16,795	1,453,333
2008	1,292,669	404,782	81,942	16,080	1,795,473
2009	61,892	20,919	83,648	13,095	179,554
2010	7,244	2,309	38,775	199	48,527
2011 (1st Qtr.)	41	4	–	–	45
Total	3,267,161	1,082,651	340,344	66,068	4,756,224

	R$ thousand

	Tax credit over social contribution M.P 2158 - 35

	2006	2007	2008	2009	2010	2011 to 2013	Total

Total	66,769	86,406	79,247	126,259	174,613	248,590	781,884

Projected realization of tax credit is estimated and not directly related to expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$ 5,058,968 thousand (December 31, 2005 – R$ 4,623,785 thousand and March 31, 2005 – R$ 5,576,998 thousand), of which R$ 4,035,142 thousand (December 31, 2005 – R$ 3,577,618 thousand and March 31, 2005 – R$ 4,378,914 thousand) comprises temporary differences, R$ 366,022 thousand comprises tax losses and negative basis of social contribution (December 31, 2005 – R$ 400,957 thousand and March 31, 2005 – R$ 484,202 thousand) and R$ 657,804 thousand (December 31, 2005 – R$ 645,210 thousand and March 31, 2005 – R$ 713,882 thousand) comprises tax credit over social contribution – M.P. 2158-35.

e) Unrecorded tax credits

The amount of R$ 343,242 thousand was not recorded as tax credit (December 31, 2005 – R$ 196,224 thousand and March 31, 2005 – R$ 153,526 thousand).

f) Deferred tax liabilities

	R$ thousand

	2006	2005

	March	December	March
	31	31	31

IRPJ, CSLL, PIS and COFINS on mark-to-market adjustments of derivative financial instruments	277,416	288,417	141,013
Subsequent depreciation	147,808	132,531	93,271
Operations in future liquidity market	377,492	76,992	78,250
Revaluation reserve	5,378	5,663	12,005
Other	140,869	97,296	115,031
Total	948,963	600,899	439,570

35) Other Information

a) Bradesco Organization’s assets under management on March 31, 2006 amounted to R$ 131,279,531 thousand (December 31, 2005 – R$ 121,182,430 thousand and March 31, 2005 – R$ 104,756,927 thousand).

b) On March 20, 2006 Banco Bradesco S.A. informed its stockholders, clients and the general market that it entered into a partnership with American Express Company, to take over its credit card operations and similar activities in Brazil. Among other documents the “Agreement for Purchase and Sale of Stocks” and the “Agreement of Independent Operator” were entered into, which will govern the relationship between the parties. The holders of American Express cards in Brazil will continue to have the same services and benefits, including travel assistance in more than 2,200 Services Branches and more than 550,000 ATMs worldwide. The more than 23,000 ATMs of Bradesco will also be made available for card holders. In line with the recent and successful partnerships entered into by American Express worldwide (nearly 100), by means of its Global Network Services division, Bradesco is committed to maintain high standards of quality, safety and trust of the American Express brand. The finalization of the Operation is subject to the approval of competent authorities and the closing is expected to take place at the end of the 1st half of 2006.

c) On March 28, 2006 Banco Bradesco S.A., Fidelity National Information Services, Inc. (Fidelity National) and Banco ABN AMRO Real S.A. (Banco Real) informed its stockholders and the general market that they entered into an agreement to make a Partnership with the purpose of providing card processing services. The new company, which will be called Fidelity Processadora e Serviços S.A. (Fidelity), will serve the current clients of Fidelity National and the new Partners, as well as other card issuers. The services to be provided comprise the entire activity chain of cards, such as processing, call center management, back office support, risk management and collection services. The platform for card processing in the new company will be the modern BASE2000 of Fidelity National. Fidelity National, a world leader in the provision of technology services for financial institutions, expects to process over the next 24 months more than 20 million cards in Brazil and more than 63 million cards worldwide. The Partnership will make Fidelity one of the country’s largest card processing companies.

Management Bodies

Cidade de Deus, Osasco, SP, May 5, 2006

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers
Chief Executive Officer
Márcio Artur Laurelli Cypriano

Executive Vice-Presidents
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello
Departamental Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Clayton Camacho
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Fernando Barbaresco
Fernando Jorge Buso Gomes
Jair Delgado Scalco
João Batistela Biazon
José Luiz Rodrigues Bueno
José Maria Soares Nunes
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Carlos Brandão Cavalcanti Júnior
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Maria Eliza Sganserla
Mario Helio de Souza Ramos
Mauro Roberto Vasconcellos Gouvêa
Milt on Clemente Juvenal
Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Octavio Manoel Rodrigues de Barros
Ricardo Dias
Robert John van Dijk
Roberto Sobral Hollander
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sergio Sztajn
Toshifumi Murata

Regional Directors
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Fernando Antônio Tenório
Idevalter Borba
Luiz Carlos de Carvalho
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard
Compensation Committee

Lázaro de Mello Brandão
Antônio Bornia
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano

Audit Committee

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Compliance and Internal Controls
Committee

Mário da Silveira Teixeira Júnior
Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu
Roberto Sobral Hollander
Nilton Pelegrino Nogueira

Executive Committee of Disclosure

Milton Almicar Silva Vargas
José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Luiz Carlos Angelotti
Denise Pauli Pavarina de Moura
Romulo Nagib Lasmar
Jean Philippe Leroy

Fiscal Council

Sitting Members
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni
Ricardo Abecassis Espírito Santo Silva

Deputy Members
Jorge Tadeu Pinto de Figueiredo
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

General Accounting Department
Moacir Nachbar Junior
Accountant – CRC (Regional Accounting Council) 1SP198208/O-5

Report of Independent Auditors on Limited Review	(A free translation from the original in Portuguese)

To

The Board of Directors and Stockholders
Banco Bradesco S.A.

1. We have carried out a limited review of the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the balance sheet as of March 31, 2006 and the related statements of income, of changes in stockholders’ equity and of changes in financial position for the quarter then ended. This information is the responsibility of the Bank’s management.

2. Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank.

3. Based on our limited review, we are not aware of any material modifications which should be made to the Quarterly Information referred to above in order for such information to be stated in conformity with accounting practices adopted in Brazil.

4. Our limited review was conducted for the purpose of issuing our report on the limited review of the Quarterly Information referred to in paragraph one, taken as a whole. The statements of consolidated cash flows and added value presented to provide additional information on the Bank are not required by the Brazilian Central Bank as an integral part of the Quarterly Information. The statements of consolidated cash flows and added value were subjected to the procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made thereto in order for such information to be presented in conformity with accounting practices adopted in Brazil.

5. The Quarterly Information referred to in paragraph 1 also includes accounting information, presented for comparison purposes, for the quarters ended March 31, 2005 and December 31, 2005. The limited reviews of the Quarterly Information for these quarters, as well as the audit of the financial statements for the year ended December 31, 2005, were conducted by other independent auditors, whose reports on the limited reviews dated May 6, 2005 and February 21, 2006, respectively, and audit report dated February 21, 2006, were issued without exceptions.

São Paulo, May 5, 2006

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the first quarter of 2006 in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, May 5, 2006

José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva
Domingos Aparecido Maia

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. In Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less burocracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score to the companies or countries under analysis which serves as a risk indicator for investors.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: a method used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for further cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Abbreviations	Committee
List of Main, 10	Audit, 258
Activity-Based Costing, 159	Compensation, 258
Activity-Based Management, 159	Compliance and Internal Control, 258
Accounting Policies	Disclosure, 258
Significant, 203	Ethical Conduct, 166
Accounts (see Customers)	Loan, 144
Checking, 84	Expenses Assessment, 159
Savings, 84	Social Environmental Executive Committee, 180
Affiliated Companies, 231	Comparison Purposes, 206
Allowance/Provision	Compliance, 137, 159, 248, 258
Composition of the Loan Portfolio and of, 227	Compulsory Deposits, 1, 220
for Delinquency x Loss, 79	Consortium, 109
for Doubtful Accounts, 65	Consumer Financing, 189
Alô Bradesco (Hello Bradesco), 157	Contents, 9
Analysis	Contingent Liabilities, 238
Equity, 40	Controllership, 156
of the Adjusted Net Interest Income and Average Rates, 58	Corporate, 123
of the Statement of Income, 22	Corporate Governance,
Summarized Statement of Income, 12	Corporate Strategy, 6
Asset (under) Management	Corretora de Títulos e Valores Mobiliários, 114
Funding, 83	Custody, 156
Managed, 86	Customer Service Network, 128
Securities, 235	Customers (see Accounts)
Assets Bookeeping, 156	Checking Accounts, 84
Award (see Recognition), 95, 100, 104, 175	Per Branch, 129
Balance Sheet	Data Privacy and Protection Seal, 158
Banco Finasa, 105	Deferred Charges, 233
Bradesco Consórcios, 109	Deposits
Bradesco Corretora de Títulos e Valores Mobiliários, 114	by Maturity, 83, 234
Bradesco Securities, 116	Demand, 83, 234
by Business Segment, 207	Funds Obtained in the Open Market, 234
by Currency, 74	Savings, 84, 234
by Maturity, 74	Derivative Financial Instruments, 203, 217
Comparative, 39	Securities and, 209
Derivatives, 209, 217
Consolidated, 72, 191	Dividends (See Interest on Own Capital), 14
Insurance Companies, 90	Dividend Yield, 18
Leasing Companies, 107	Employee Benefits, 254
Savings Bonds, 100	Equator Principles, 183
Private Pension Plans, 96	Expenses
Banco do Estado do Ceará, (acquisition), 201, 206, 254	Administrative, 12, 67, 245
Banco Finasa, 105	for Allowance for Doubtful Accounts, Net of Recoveries
Banco Postal, 126	of Written-off Credits, 229
Basel (see Capital Adequacy), 16, 143, 251	for Borrowings and Onlendings, 236
Board	Operating, 246
of Directors, 258	Personnel, 12, 67, 167, 245
of Executive Officers, 258	Personnel Expenses by Business Segment, 168
Borrowings and Onlendings, 236	Prepaid, 204, 231
Bovespa (São Paulo Stock Exchange), 115	Selling Expenses, 93
Bradesco Day and Night (BDN), 131	Tax, 12, 245
Bradesco Expresso, 128	Financial Statements, 187
Bradesco Securities, 116	Financial Instruments, 203, 209, 217, 248, 253
Bradesco Seguros e Previdência (Grupo), 90, 189	Finasa Sports
BRAM	Program, 173
Asset Management, 86	Fiscal Council, 258, 260
Branches, 16, 123, 128, 129, 130	Fone Fácil (Easy Phone), 133
Capital Adequacy (see Basel), 16, 143, 251	Foreign Exchange
Capital and Reserves, 197	Change in Net Interest Income Items plus Exchange
Cards, 145	Adjustment, 57
Cash	Portfolio of, 229
Flow, 198	Results, 230
Generation, 15	Fundação Bradesco, 173
Cash Management Solutios, 153	Funding,
Certifications, 157, 170	x Expenses, 60
Change	Resources, 83
in Number of Outstanding Stocks, 14	Funds Available, 208
in Stockholders’ Equity, 196	Glossary of Technical Terms, 261
Channels – Bradesco Day and Night (BDN), 131	Global Compact, 183
Collection, 154	Good Priv@cy, 158
(See Tax Payment)	Goodwill, 233

Guarantee of Technical Provisions, 241	Marketable Securities,
Highlights, 14	Classification of, 75, 209
Human Resources, 162, 190	and Derivative Financial Instruments, 209, 217, 253
Income	Portfolio Breakdown by Issuer, 75, 210, 211
on Premiums Retained, 242	Portfolio Breakdown by Maturity, 221
on Premiums Retained of Private Pension Plans	Segment and Category, 75, 210, 212
and VGBL, 97	x Income on Securities Transactions, 59
Operating (Other), 245	Marketing,
Services Rendered, 66, 244	Mergers and Acquisition, 153
Income Breakdown, 56	Minority Interest, 242
Income Tax and Social Contribution, 1, 255	Money Laundering
Calculation of Charges with, 255	Prevention, 142
Delinquency, 79	NBR ISO 9001-2000 Quality Management, 157
Index	Net Interest Income
Bovespa’s Corporate Sustainability, 158	Analysis of, 58
Notes to the Financial Statements, 200	Total Assets X, 61
Indicators, 1	Variation in the Main Items of the Statement, 57
Financial Market, 62	Non-Operating Assets, 230
Loan Portfolio, 82	Notes to the Financial Statements
Other, 70	Index, 200
Social, 184	Ombudsman, 157
Information Technology (IT), 137	Operating Companies, 89
Insurance Companies, 90	Operating Efficiency, 68
Integrated Management System – ERP, 160	Operating Overview, 201
Interbank Accounts, 220	Operating Performance,
Interbank Investments, 203, 208	Organization Chart
Interest on Own Capital, 14, 243	Administrative Body, 120
Internal Controls, 137, 141	Corporate, 118
International Area, 149	Organizational Structure,
Internet, 231	Other Assets, 230
Banking – Transactions, 135	Other Credits, 229
Banking – Users, 135	Partnerships
Highlights, 132	American Express Company, 145, 188, 257
Investment Funds, 86	Fidelity National, 145, 188, 257
Investments, 231	Pay Out, 19
Composition of, 231	Perpetual Security, 152
in Infrastructure, IT and Telecommunications, 137	Policy
Lawsuits	Critical Accounting, 2
Civil, Labor and Tax, 238	of Loan, 144
Corporate, 157	Premiums
Leasing, 107	Earned by Insurance Line, 92
Loan Granting, 144	Income on Retained, 242
Loan Portfolio (see Loan Operations), 76	Insurance, 91
by Activity Sector, 78. 226	Presentation of the Financial Statements, 201
by Maturity, 221	Prime, 125
by Rating, 79	Private, 125
by Risk Levels, 223	Private Pension Plans, 96
by Type, 78, 221, 223	Profitability, 54
Concentration of, 82, 226	Property and equipment in use and leased assets, 232
Methodology Used for, 144	Quotas, 111
Movement of, 81	Ranking, 122
per Type of Client, 76	Ratings,
Performance Indicators, 82	Bank, 121
Market(s)	Insurance and Savings Bonds, 122
Capital, 152	Loan Portfolio, 79
Export, 150	Ratio
Import, 150	Basel Adequacy Ratio, 16, 143, 251
Risk Management, 140	Coverage, 65
Segmentation, 123	Fixed Assets to Stockholders’ Equity, 15, 232
Value, 14, 17	Operating Efficiency, 68
Market Share, 16	Pay Out, 19
Brazilian Savings and Loan System (SBPE), 85	Performance, 16, 91
Customer Service Network, 130	Stocks Valuation, 20
Export, 150	Real Estate Financing Activities, 189
Import, 150	Reclassifications (see Comparison Purposes), 206
Income from Private Pension Plans, 97	Recognition, 95, 100, 104, 160
Income from Savings Bonds, 101	Report
Insurance Premium, 91	Fiscal Council, 260
Private Pension Plans and VGBL Investment Portfolio, 98	Independent Auditors, 186, 259
Technical Provisions (Savings Bonds), 102	Management, 188

Responsibility	Statement of Income
Environmental, 180	Analysis of, 22
Social-Environmental, 161	Banco Finasa, 105
Results/Income	Bradesco Consórcios, 109
By Activity/Segment, 56, 207	Bradesco Corretora de Títulos e Valores Mobiliários, 114
Non-operating, 246
Summarized Statement of Income, 12	Bradesco Securities, 116
Variation of Main Items of, 56	by Business Segment, 56, 207
Retail, 126	for Comparison Purposes, 21
Retained Claims, 93	Consolidated, 52, 195
Risk	Insurance Companies, 90
Capital, 143, 251	Leasing Companies, 107
Credit, 138, 248	Savings Bonds Companies, 100
Factors, 2, 141, 250	Vida e Previdência (Private Pension Plans), 96
Level, 223	Stocks
Liquidity, 143, 250
Management, 137, 248	Bradesco, 17, 20
Market, 140, 249	Change in Number of, 14
Operating, 139	Movement of Capital Stock, 243
Rural Funding, 189	Number of, 14, 17
Savings (see Accounts)	Performance of, 14, 20
Accounts, 84	Treasury, 17, 244
Accounts Deposits, 84	Stockholders, 118
Savings Bonds, 100	Number of, 17
Securities, 116	Stockholders’ Equity
Segmentation	(Parent Company,) 242
Bradesco Corporate, 123
Bradesco Empresas (Middle Market), 124	Subordinated Debt, 239
Banco Postal, 126	Subsidiaries
Bradesco Prime, 125	Main, 119
Bradesco Private, 125	Transactions with, 246
Bradesco Varejo (Retail), 126	Tax Credits
Consortium, 109	Expected Realization of, 256
Market, 123	Not Triggered, 257
Self-Service ATM Network	Origin of, 256
Bradesco Day and Night, 131	Tax payments, 154
Services
Internet, 134	Technical Provisions, 240
Registrar and Qualified Custody, 156	Telecommunications, 137
ShopCredit, 136	Training, 168
ShopInvest, 136	Transactions with Affiliated Companies and Subsidiaries, 246
Sites, 136	Transactions/Operations
Social Activities, 173	Credit, 76, 220
Social-Cultural Events, 172	Insurance, Private Pension Plans and Savings Bonds, 240
Social Inclusion, 163	Onlending, 179
Social Report, 184	Structured, 153
SPB, 142
Statement	Underwriting, 152
of Cash Flows, 198	Value
of Changes in Financial Position, 197	Added, 15, 199
of Changes in Stockholders’ Equity, 196	Market, 17, 244, 253
of Value Added, 199	VaR, 140, 250

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas – Executive Vice-President
and Investor Relations Director

Phone: (#55 11) 3681-4011
e-mail: 4000.mvargas@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo
Osasco – SP – 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.